     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                E.PIPHANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             7372                            77-0443392
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                      1900 SOUTH NORFOLK STREET, SUITE 310
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROGER S. SIBONI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                E.PIPHANY, INC.
                      1900 SOUTH NORFOLK STREET, SUITE 310
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-3800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               AARON J. ALTER, ESQ.                              STEVEN J. TONSFELDT, ESQ.
             N. ANTHONY JEFFRIES, ESQ.                             SANJAY K. KHARE, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                           VENTURE LAW GROUP,
             PROFESSIONAL CORPORATION                           A PROFESSIONAL CORPORATION
                650 PAGE MILL ROAD                                  2800 SAND HILL ROAD
                PALO ALTO, CA 94304                                MENLO PARK, CA 94025
                  (650) 493-9300                                      (650) 854-4488

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable following the effectiveness of this registration statement and upon the consummation of the merger described in the merger agreement

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                    PROPOSED MAXIMUM         PROPOSED MAXIMUM
OF SECURITIES TO                AMOUNT TO BE          AGGREGATE OFFERING       AGGREGATE OFFERING            AMOUNT OF
BE REGISTERED                   REGISTERED(1)         PRICE PER SHARE(2)            PRICE(2)             REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock $0.0001 par
  value..................        12,800,000                $10.0789               $129,010,369                $34,059
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of the common stock of the Registrant that may be issued to shareholders of Octane Software, Inc. pursuant to the merger.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933, as amended, based on the book value of Octane as of March 31, 2000.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

Dear E.piphany stockholder:

     You are cordially invited to attend a special meeting of the stockholders of E.piphany, Inc. to be held at 9:00 a.m. local time, on May 31, 2000, at the Hotel Sofitel located at 223 Twin Dolphin Drive, Redwood City, California 94065. At the meeting, you will be asked to consider and vote upon the following proposals:

     1. To approve the issuance of shares of E.piphany common stock to shareholders of Octane Software, Inc. in connection with the merger of a wholly-owned subsidiary of E.piphany with Octane.

     2. To transact such other business as may properly come before the special meeting or at any postponements or adjournments of the special meeting.

     The merger between E.piphany and Octane and related transactions are more fully described in the proxy statement/prospectus and the annexes thereto, including the merger agreement, accompanying this letter.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE ISSUANCE OF E.PIPHANY SHARES IN THE MERGER, AND HAS DETERMINED THESE TRANSACTIONS TO BE FAIR TO AND IN THE BEST INTERESTS OF E.PIPHANY AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ISSUANCE OF E.PIPHANY SHARES IN THE MERGER.

     Any action may be taken on any of the foregoing proposals at the special meeting on the date specified above or on any date to which the special meeting may properly be postponed or adjourned. Only stockholders of record at the close of business on April 14, 2000 are entitled to notice of and to vote at the special meeting or any postponement or adjournment of the meeting.

     Your vote is very important. Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. Returning the proxy does not deprive you of your right to attend the meeting and vote your shares in person.

                                          On behalf of the Board of Directors,

                                          Roger S. Siboni
                                          Chairman of the Board
                                          and Chief Executive Officer
San Mateo, California
April   , 2000

                                 [Octane Logo]

Dear Octane shareholder:

     You are cordially invited to attend a special meeting of the shareholders of Octane Software, Inc. to be held at 8:00 a.m. local time, on May 31, 2000 at the offices of Octane, 2929 Campus Drive, San Mateo, CA 94403.

     At the special meeting, you will be asked to:

     1. Approve and adopt the merger agreement, dated March 14, 2000, pursuant to which a wholly-owned subsidiary of E.piphany, Inc., will merge into Octane, causing Octane to become a wholly-owned subsidiary of E.piphany, and to approve such merger.

     2. To approve the conversion of all outstanding shares of Octane preferred stock into Octane common stock immediately prior to the merger.

     3. To transact such other business as may properly come before the special meeting or at any postponements or adjournments of the special meeting.

     Pursuant to the merger agreement, each outstanding share of common stock of Octane will be converted into the right to receive approximately 0.5 of one share of the common stock of E.piphany. In addition, each outstanding option and warrant to purchase Octane common stock will be deemed to constitute the right to acquire, on the same terms and conditions, a number of shares of E.piphany common stock and at a price based on the exchange ratio described above. Please note that the exchange ratio is subject to change based on the actual number of shares of Octane common stock, and rights to purchase Octane common stock, outstanding on the date of the merger, as well as other factors.

     YOUR BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER AND THE CONVERSION OF THE PREFERRED STOCK IS IN THE BEST INTERESTS OF OCTANE AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE CONVERSION OF THE PREFERRED STOCK.

     The accompanying proxy statement/prospectus provides detailed information concerning the proposed merger, the proposed conversion of Octane preferred stock and additional information concerning E.piphany and Octane, which you are urged to read carefully. The complete text of the merger agreement is attached as Annex I to the proxy statement/prospectus.

     Only shareholders of record as of the close of business on April 14, 2000 are entitled to notice of and to vote at the special meeting or any postponement or adjournment of the meeting. It is important that your shares of Octane stock be represented at the special meeting, regardless of the number of shares you hold. The required vote of Octane shareholders for approval of the merger agreement is based on the number of outstanding shares of Octane stock and not the number of shares which are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting and the abstention from voting by a shareholder will each have the same effect as a vote against approval of the merger agreement, the merger and the conversion of preferred stock. Therefore, please complete, sign, date and return your proxy card as soon as possible, whether or not you plan to attend the special meeting. You may revoke your proxy at any time prior to its exercise by filing written notice of such revocation with the Secretary of Octane or by signing and delivering to such Secretary a proxy bearing a later date. In addition, you may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

     OCTANE SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. THE OCTANE SHAREHOLDERS' TRANSMITTAL LETTER INCLUDED WITH THIS PROXY STATEMENT/PROSPECTUS IS ONLY FOR USE AFTER THE MERGER HAS CLOSED. AFTER THE MERGER IS COMPLETED, E.PIPHANY WILL SEND OCTANE SHAREHOLDERS WRITTEN NOTICE TO SEND IN THEIR OCTANE STOCK CERTIFICATES IN EXCHANGE FOR E.PIPHANY STOCK CERTIFICATES.

     As a holder of Octane stock you have certain dissenters' rights with respect to the proposed merger. In order to exercise such rights, you must vote against approval of the merger agreement. Please note that a signed proxy which does not vote against approval of the merger agreement will be voted for such approval. Your dissenters' rights are governed by specific legal provisions contained in Chapter 13 of the California Corporations Code. A summary of certain provisions of Chapter 13 of the California Corporations Code pertaining to the rights of dissenting shareholders in connection with the merger is included in this proxy statement/prospectus in the section entitled "Dissenters' Rights of Octane Shareholders." The complete text of Chapter 13 of the California Corporations Code is set forth as Annex IV to this proxy statement/prospectus.

                                          On behalf of the Board of Directors,

                                          Aditya (Tim) Guleri
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer
San Mateo, California
April   , 2000

        THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. E.PIPHANY MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THOSE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 25, 2000

        PROXY STATEMENT/PROSPECTUS                         PROXY STATEMENT

                    OF                                           OF
              E.PIPHANY, INC.                           OCTANE SOFTWARE, INC.

     The boards of directors of E.piphany, Inc. and Octane Software, Inc. have agreed to merge a wholly-owned subsidiary of E.piphany with and into Octane, causing Octane to become a wholly-owned subsidiary of E.piphany. The closing of this merger is subject to the approvals of E.piphany's stockholders and Octane's shareholders and certain other closing conditions.

     Upon the completion of the merger, E.piphany will acquire each outstanding share of Octane stock from Octane's shareholders in return for approximately 0.5 of a share of E.piphany common stock. Of this number, approximately 0.06 of a share of E.piphany common stock will be placed into an escrow fund. In addition, E.piphany will assume each outstanding option, warrant and other rights to purchase Octane stock. The number of shares of E.piphany common stock for which these options, warrants and other rights are exercisable, and the related exercise price, will be adjusted based on the exchange ratio described above. The exchange ratio is subject to change based on the actual number of shares of Octane stock, and rights to purchase Octane stock, outstanding on the date of the merger, as well as other factors.

     Assuming this exchange ratio and based on the capitalization of Octane as of March 31, 2000, the approximately 11,755,138 shares of E.piphany common stock expected to be issued in the merger, excluding the 1,038,372 shares of E.piphany common stock subject to stock options held by Octane optionholders and assumed by E.piphany in the merger, would represent approximately 26.6% of the shares of E.piphany common stock outstanding and subject to options immediately following the merger. An aggregate of approximately 1,280,000 shares to be issued in the merger will be placed into the escrow fund.

     E.piphany common stock trades on the Nasdaq Stock Market under the symbol "EPNY." On April 20, 2000 the closing price of E.piphany common stock was $72.25 per share.

                            ------------------------

     WE STRONGLY URGE YOU TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON PAGE 16.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE E.PIPHANY COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this proxy statement/prospectus is April   , 2000 and this
proxy statement/ prospectus and the accompanying proxy cards are first being mailed to the stockholders of E.piphany and shareholders of Octane on or about
April   , 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE E.PIPHANY/OCTANE MERGER.....     1
ADDITIONAL QUESTIONS AND ANSWERS ABOUT THE MERGER OF
  INTEREST TO OCTANE EMPLOYEES..............................     4
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................     5
SELECTED HISTORICAL SUMMARY FINANCIAL INFORMATION...........    11
MARKET PRICE INFORMATION....................................    15
RISK FACTORS................................................    16
WHERE YOU CAN FIND MORE INFORMATION.........................    32
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.............    33
TRADEMARKS..................................................    33
THE E.PIPHANY SPECIAL MEETING...............................    34
THE OCTANE SPECIAL MEETING..................................    36
DISSENTERS' RIGHTS OF OCTANE SHAREHOLDERS...................    38
THE MERGER AND RELATED TRANSACTIONS.........................    41
TERMS OF THE MERGER.........................................    58
OTHER AGREEMENTS............................................    68
CONVERSION OF OCTANE PREFERRED STOCK........................    69
COMPARISON OF CAPITAL STOCK.................................    71
E.PIPHANY BUSINESS..........................................    86
E.PIPHANY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA...    99
E.PIPHANY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   101
E.PIPHANY MANAGEMENT........................................   114
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS
  OF E.PIPHANY..............................................   125
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   127
OCTANE BUSINESS.............................................   130
OCTANE SELECTED HISTORICAL FINANCIAL DATA...................   133
OCTANE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   134
OCTANE MANAGEMENT...........................................   140
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS
  OF OCTANE.................................................   144
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   145
LEGAL MATTERS...............................................   147
EXPERTS.....................................................   147
CHANGE IN E.PIPHANY'S INDEPENDENT PUBLIC ACCOUNTANTS........   148
CHANGE IN OCTANE'S INDEPENDENT PUBLIC ACCOUNTANTS...........   148
E.PIPHANY, INC. UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL STATEMENTS......................................   149
NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL INFORMATION.....................................   153
E.PIPHANY, INC. INDEX TO FINANCIAL STATEMENTS...............   F-1

Annex I Agreement and Plan of Reorganization

Annex II Form of Octane Voting Agreement

Annex III Form of E.piphany Voting Agreement

Annex IV Dissenters' Rights Statute -- Chapter 13 of California Corporations
Code

Annex V Opinion of Credit Suisse First Boston Corporation

                             QUESTIONS AND ANSWERS
                       ABOUT THE E.PIPHANY/OCTANE MERGER

Q:  WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: E.piphany and Octane believe that E.piphany's acquisition of Octane will enable the combined company to:

     - create a more complete software solution,

     - respond more quickly and effectively to technological change, increased competition and market demands,

     - more effectively sell and market its solutions,

     - increase market penetration by selling both companies' solutions through both companies' sales and distribution channels, and

     - create a unified applications platform.

Q: WHEN ARE THE SPECIAL STOCKHOLDERS' MEETINGS RELATING TO THE MERGER AND WHAT SPECIFIC PROPOSALS WILL I BE ASKED TO CONSIDER?

A1: The Octane special shareholders' meeting will take place on May 31, 2000. At the special meeting:

     - Octane shareholders will be asked to approve the merger agreement and the merger whereby a wholly-owned subsidiary of E.piphany will merge with and into Octane, resulting in Octane shareholders becoming stockholders of E.piphany, and

     - Holders of Octane preferred stock will also be asked to approve the automatic conversion of all Octane preferred stock into Octane common stock immediately prior to the completion of the merger.

The Octane board of directors unanimously recommends voting in favor of these proposals.

    In addition, Octane shareholders will be asked to vote on any other matters that properly come before the meeting.

A2: The E.piphany special stockholders' meeting will take place on May 31, 2000.
    At the special meeting:

     - E.piphany stockholders will be asked to approve the issuance of shares of E.piphany common stock to shareholders of Octane in connection with the merger.

The E.piphany board of directors unanimously recommends voting in favor of this proposal.

    In addition, E.piphany stockholders will be asked to vote on any other matters that properly come before the meeting.

Q: IF I AM NOT GOING TO ATTEND THE STOCKHOLDERS' MEETING, SHOULD I RETURN MY PROXY CARD INSTEAD?

A: Yes. Please fill out and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at the special meeting.

Q:  WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A1: If you are an Octane shareholder, send in a later-dated, signed proxy card to Octane's Secretary before the special meeting or attend the special meeting in person and vote.

A2: If you are an E.piphany stockholder, send in a later-dated, signed proxy card to E.piphany's Secretary before the special meeting or attend the special meeting in person and vote.

Q:  SHOULD OCTANE SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. Do not send in the letter of transmittal or your stock certificates until after the merger has closed.

Q:  WHAT DO I NEED TO DO NOW?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. In addition, you may attend the special meeting in person, rather than signing and mailing your proxy card.

Q:  HOW DO OCTANE'S OFFICERS AND DIRECTORS PLAN TO VOTE ON THE MERGER?

A: Octane's board of directors has unanimously approved the merger agreement, the merger and the conversion of Octane preferred stock into Octane common stock, and recommends that Octane's shareholders approve the merger agreement, the merger and the conversion of Octane preferred stock into Octane common stock. You should also be aware that Octane's executive officers, directors, certain venture capital firms affiliated with the directors and all other affiliates of Octane have already agreed to vote in favor of the merger agreement, the merger and the conversion of Octane preferred stock into Octane common stock at the Octane special meeting. These shareholders possess enough votes to approve these matters even if no other shareholder votes in favor of these matters.

Q: HOW DO E.PIPHANY'S OFFICERS AND DIRECTORS PLAN TO VOTE ON THE ISSUANCE OF SHARES OF E.PIPHANY COMMON STOCK TO OCTANE SHAREHOLDERS?

A: E.piphany's board of directors has unanimously approved the merger agreement, the merger, and the issuance of shares of E.piphany common stock to Octane shareholders, and recommends that E.piphany's stockholders approve the proposed issuance of E.piphany's common stock to Octane shareholders in connection with the merger. You should also be aware that E.piphany's executive officers, directors and certain venture capital firms affiliated with some of these directors have already agreed to vote in favor of the proposed issuance of E.piphany's shares of common stock. These stockholders hold 31.1% of the total shares entitled to vote on these matters.

Q:  WHAT WILL HOLDERS OF OCTANE COMMON STOCK RECEIVE AS A RESULT OF THE MERGER?

A: Based on Octane's current stock outstanding and stock subject to outstanding options and warrants, each Octane shareholder will be entitled to receive approximately 0.5 of a share of E.piphany common stock for each share of Octane common stock held by the shareholder at the time of the merger.

    For example, if you currently own 10,000 shares of Octane common stock, then after the merger you will receive approximately 5,000 shares of E.piphany common stock, subject to the escrow provisions described below.

Q:  WHAT IF I CURRENTLY OWN SHARES OF OCTANE PREFERRED STOCK?

A. It is a condition of the merger that all shares of Octane preferred stock convert into Octane common stock prior to the merger. One of the proposals to be voted on at the Octane shareholders' special meeting will provide for automatic conversion of Octane preferred stock if the requisite vote is obtained. As a result of the conversion, each share of Octane preferred stock will convert into one share of Octane common stock.

Q:  HOW MANY SHARES OF E.PIPHANY COMMON STOCK WILL BE ISSUED IN THE MERGER?

A: E.piphany will issue approximately 12.8 million shares of its common stock for all of Octane's outstanding shares of stock and shares underlying options and warrants to purchase Octane stock.

Q: HOW MANY SHARES OF E.PIPHANY COMMON STOCK WILL OCTANE'S SHAREHOLDERS OWN AFTER THE MERGER?

A: Based on the number of outstanding shares of Octane stock and shares underlying options and warrants to purchase Octane stock as of March 31, 2000:

    - After the merger, shareholders of Octane will own approximately 11,755,138 shares of E.piphany common stock.

    - In addition, Octane's outstanding options and warrants will be assumed by E.piphany and become options and warrants to purchase approximately 1,038,372 shares of E.piphany common stock.

    These shares, excluding assumed options and warrants, will represent approximately 26.6% of E.piphany's total common stock, including options and warrants to purchase common stock, outstanding as of March 31, 2000.

Q:  WHAT IS THE ESCROW FUND?

A: At the time of the merger, approximately 1.28 million shares of E.piphany common stock, will be placed into the escrow fund. The escrow fund will be held by U.S. Bank Trust, National Association.

    The escrow fund is similar to a security deposit. Octane has made various representations, warranties and covenants in the merger agreement. If these representations and warranties are inaccurate or the covenants are breached, E.piphany will be entitled to be compensated for its resulting losses from the escrow fund.

    Subject to any unresolved claims that E.piphany may have against the escrow fund, shares of E.piphany common stock will be released from escrow to Octane shareholders soon after the one year anniversary of the closing of the merger.

Q:  WHO IS THE OCTANE INVESTOR REPRESENTATIVE?

A: Octane has appointed David Strohm, a director of Octane and a general partner of Greylock Management Corporation, Octane's largest shareholder, as the securityholder representative for the Octane shareholders. As such, Mr. Strohm will represent your interests after the merger and will be entitled to make certain decisions regarding the escrow fund. By approving the merger agreement, you will consent to the appointment of Mr. Strohm as your representative.

Q: ARE OCTANE SHAREHOLDERS FREE TO IMMEDIATELY RESELL THE E.PIPHANY COMMON STOCK RECEIVED IN THE MERGER?

A: Yes. However, Octane's executive officers, directors and affiliates and their respective affiliates will be able to resell their common stock only if they comply with certain securities laws that will impose additional restrictions on their resales.

Q:  WILL OCTANE SHAREHOLDERS RECEIVE FRACTIONAL SHARES AS A RESULT OF THE
    MERGER?

A: No. All fractional shares of E.piphany common stock will be rounded down to the nearest whole share, and Octane shareholders who are entitled to receive less than 200 shares of E.piphany common stock will receive a cash payment in lieu of any fractional share equal to the fraction multiplied by $192.85.

Q:  WHAT ARE THE TAX CONSEQUENCES TO OCTANE SHAREHOLDERS OF THE MERGER?

A: The merger is intended to be treated as a tax-free reorganization for federal income tax purposes. If the merger qualifies as a reorganization, Octane shareholders generally will not recognize gain or loss on the exchange of their stock in the merger. Tax matters, however, are very complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. We encourage you to contact your tax advisors to determine the tax consequences of the merger to you. To review the tax consequences to Octane shareholders in greater detail, see the section entitled "The Merger and Related Agreements -- Certain United States Federal Income Tax Considerations" in this proxy statement/prospectus.

Q:  DO OCTANE SHAREHOLDERS HAVE DISSENTERS' RIGHTS IN CONNECTION WITH THE
    MERGER?

A: Yes. Octane shareholders are entitled to dissenters' rights in connection with the merger. These rights are described in the section entitled "Dissenters' Rights of Octane Shareholders" in this proxy statement/prospectus.

Q: WILL AN OCTANE SHAREHOLDER'S RIGHTS AS AN E.PIPHANY STOCKHOLDER BE DIFFERENT THAN AN OCTANE SHAREHOLDER'S RIGHTS AS AN OCTANE SHAREHOLDER?

A: Yes. At the time of the merger and upon the exchange of Octane common stock for E.piphany common stock, each Octane shareholder will become an E.piphany stockholder. There are important differences between the rights of shareholders of Octane and stockholders of E.piphany. Please carefully review the description of these differences in the section entitled "Comparison of Capital Stock" in this proxy statement/prospectus.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: E.piphany and Octane expect to complete the merger immediately after the Octane and E.piphany special meetings on May 31, 2000.

Q:  WHO SHOULD I CALL WITH QUESTIONS?

A: If you have any questions about the merger, please call James Doehrman, the Senior Vice President and Chief Financial Officer of Octane, at (650) 295-6200 or Todd Friedman, the Director of Investor Relations of E.piphany at (650) 356-3800, as appropriate.

               ADDITIONAL QUESTIONS AND ANSWERS ABOUT THE MERGER
                        OF INTEREST TO OCTANE EMPLOYEES

Q:  WHAT WILL HAPPEN TO EMPLOYEE STOCK OPTIONS HELD BY OCTANE EMPLOYEES?

A: All outstanding options to purchase shares of Octane common stock under Octane's 1997 Stock Option Plan, 2000 Nonstatutory Stock Option Plan and 2000 Pennsylvania Plan, whether or not exercisable, will be assumed by E.piphany and be generally subject to the same terms and conditions governing outstanding Octane options immediately prior to the completion of the merger, except that the number of E.piphany common shares into which each outstanding Octane option will be exercisable and the exercise price will be appropriately adjusted to reflect the ratio of E.piphany common stock issuable in exchange for Octane common stock pursuant to the merger agreement.

Q: MAY AN OCTANE EMPLOYEE EXERCISE OCTANE STOCK OPTIONS BETWEEN NOW AND THE COMPLETION OF THE MERGER?

A: Yes. Any shares you receive by exercise of stock options prior to completion of the merger will be exchanged in the merger and subject to the escrow provisions described above.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     This proxy statement/prospectus pertains to the merger of a wholly-owned subsidiary of E.piphany with and into Octane, and is being sent to the holders of capital stock of both companies. This summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents referenced in it for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement which is attached hereto as Annex I.

THE COMPANIES

     E.piphany, Inc. E.piphany develops and markets software that companies can use to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. The E.piphany E.4 System is an integrated set of software solutions that provide capabilities for analysis of customer data and marketing campaign management. Companies can implement the E.piphany E.4 System to collect and analyze data from their existing software systems and from third party data providers to profile their customers' characteristics and preferences. Business users within these companies can then act on this information by using the Epiphany E.4 System to design and execute marketing campaigns as well as customize products and services. The principal executive offices of E.piphany are located at 1900 South Norfolk Street, Suite 310, San Mateo, California 94403 and the telephone number at that location is (650) 356-3800.

     Octane Software, Inc. Octane Software, Inc. develops and markets customer care software called Internet relationship management software. Octane's Internet relationship management applications are 100 percent Internet-based and enable businesses to acquire, build and sustain long-term, loyal customer relationships. Octane's products facilitate customer interactions across multiple channels of communication, including Internet, email, text chat, phone and fax technologies. Covering both automated and human-assisted capabilities, Octane's products can collect, consolidate, analyze and distribute customer information captured across multiple communication media to provide a complete view of the customer. Octane's principal executive offices are located at 2929 Campus Drive #101, San Mateo, California 94403, and the telephone number at that location is (650) 295-6200.

     Orchid Acquisition Corporation. Orchid Acquisition Corporation is a wholly-owned subsidiary of E.piphany and is a California corporation recently organized by E.piphany for the purpose of effecting the merger. Orchid Acquisition Corporation has no material assets and has not engaged in any activities except in connection with the merger.

SPECIAL MEETING OF STOCKHOLDERS OF E.PIPHANY

     Date, Time, Place and Purpose. The date, time and place of the special meeting are as follows:

                                  MAY 31, 2000
                              9:00 A.M. LOCAL TIME
                                 HOTEL SOFITEL
                             223 TWIN DOLPHIN DRIVE
                             REDWOOD CITY, CA 94065

     At the special meeting:

     - E.piphany stockholders will be asked to approve the issuance of shares of E.piphany common stock to shareholders of Octane in connection with the merger of a wholly-owned subsidiary of E.piphany with Octane.

     Holders of E.piphany stock may also consider and vote upon such other matters as may be properly brought before the special meeting.

     Record Date. Only E.piphany stockholders of record at the close of business on the E.piphany record date, April 14, 2000, are entitled to notice of and to vote at the special meeting.

SPECIAL MEETING OF SHAREHOLDERS OF OCTANE

     Date, Time, Place and Purpose. The date, time and place of the Octane special meeting are as follows:

                                  MAY 31, 2000
                              8:00 A.M. LOCAL TIME
                             OCTANE SOFTWARE, INC.
                               2929 CAMPUS DRIVE
                              SAN MATEO, CA 94403

     At the special meeting:

     - Octane shareholders will be asked to approve and adopt the merger agreement, dated March 14, 2000, pursuant to which a wholly-owned subsidiary of E.piphany, Inc., will merge into Octane, causing Octane to become a wholly-owned subsidiary of E.piphany, and to approve such merger, and

     - Octane shareholders will be asked to approve the conversion of all outstanding shares of Octane preferred stock into Octane common stock immediately prior to the merger.

     Holders of Octane stock may also consider and vote upon such other matters as may be properly brought before the Octane special meeting.

     Record Date. Only Octane shareholders of record at the close of business on the Octane record date, April 14, 2000, are entitled to notice of and to vote at the Octane special meeting.

APPROVAL OF THE MERGER AND OTHER MATTERS

     E.piphany Required Vote. Under the rules of the Nasdaq Stock Market, approval of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger requires the affirmative vote of holders of a majority of the shares of E.piphany common stock voting on this proposal.

     All E.piphany executive officers, directors and certain of their affiliates have agreed to vote all shares over which they exercise voting control for the approval of The issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger. As of April 14, 2000, there were 334 stockholders of record of E.piphany common stock, and a substantially greater number of beneficial owners, and 32,444,364 shares of E.piphany common stock outstanding.

     Recommendation of the E.piphany Board of Directors. The E.piphany board of directors has unanimously approved the merger agreement, the merger and the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger, and believes that the merger is fair to, and in the best interests of, E.piphany and its stockholders. The E.piphany board of directors, therefore, unanimously recommends that holders of E.piphany stock vote FOR approval of the proposed issuance of shares of E.piphany common stock to Octane shareholders.

     Opinion of E.piphany's Financial Advisor. E.piphany's financial advisor, Credit Suisse First Boston, has delivered a written opinion to the E.piphany board of directors as to the fairness, from a financial point of view, to E.piphany of the consideration provided for in the merger, which for purposes of Credit Suisse First Boston's opinion was defined as the aggregate number of shares of E.piphany common stock and options, warrants and other rights to purchase E.piphany common stock to be issued to Octane shareholders in the merger. The full text of Credit Suisse First Boston's written opinion is attached to this document as Annex V. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. CREDIT SUISSE FIRST BOSTON'S OPINION IS DIRECTED TO THE E.PIPHANY BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY E.PIPHANY STOCKHOLDER OR ANY OCTANE SHAREHOLDER AS TO ANY MATTER RELATING TO THE MERGER.

     Octane Required Vote. Under applicable California law and the charter documents of Octane, approval of the merger requires the affirmative vote of holders of:

     - a majority of the outstanding shares of Octane common stock,

     - a majority of the outstanding shares of Octane preferred stock, and

     - a majority of all outstanding shares of Octane common stock and preferred stock, voting together on an as-converted to common stock basis.

     In addition to the merger and the merger agreement, the holders of Octane preferred stock are being asked to approve the automatic conversion of the Octane preferred stock into Octane common stock effective immediately prior to the merger. Approval of the preferred stock conversion requires the affirmative vote of the holders of 66 2/3% of the outstanding shares of Octane preferred stock voting together.

     All Octane executive officers, directors, venture capital firms affiliated with the directors and all other affiliates have agreed to vote all shares over which they exercise voting control for the approval of the merger agreement, the merger and conversion of the preferred stock.

     As of April 14, 2000, there were:

     - 214 shareholders of record of Octane common stock and 9,729,189 shares of Octane common stock outstanding,

     - 60 shareholders of record of Octane preferred stock and 12,951,320 shares of Octane preferred stock outstanding,

     - 271 shareholders of record of Octane common stock and preferred stock and 22,680,509 shares of Octane common stock and preferred stock outstanding on an as-converted to common stock basis.

     Recommendation of the Octane Board of Directors. The Octane board of directors has unanimously approved the merger agreement, the merger and the conversion of preferred stock and believes that the merger agreement, the merger and the conversion of preferred stock is fair to, and in the best interests of, Octane and its shareholders. The Octane board of directors, therefore, unanimously recommends that holders of Octane stock vote FOR approval of the merger agreement, the merger and the conversion of preferred stock.

     Interests of Octane Officers and Directors in the Merger. In considering the Octane board of directors' recommendation that you approve the merger agreement, the merger and the conversion of preferred stock, you should note that Octane's officers and directors have interests in the merger that are different from, or in addition to, your interests. Specifically, as a result of or in connection with the merger:

     - certain Octane officers and directors will become officers of E.piphany, and

     - the vesting of some of the stock and stock options held by Octane's officers and directors will accelerate as a result of the merger.

     As a result of, or in connection with, the merger Octane's directors and officers could be more likely to vote to approve the merger agreement, the merger and the conversion of preferred stock than Octane shareholders generally.

THE MERGER AND MERGER AGREEMENT

     Effective Time of the Merger. The merger will become effective upon the effectiveness of the filing of articles of merger with the Secretary of State of California. Assuming all conditions to the merger are met or waived prior thereto, it is anticipated that the closing of the merger will be on or about May 31, 2000.

     Effect of the Merger. At the closing of the merger, Orchid Acquisition Corporation, a wholly-owned subsidiary of E.piphany, will be merged with and into Octane, the separate corporate existence of Orchid Acquisition Corporation will cease and Octane will continue as the surviving corporation and as a wholly-owned subsidiary of E.piphany.

     Subject to the approval of the holders of Octane preferred stock, all shares of Octane preferred stock will be converted into Octane common stock immediately prior to the merger.

     As of the closing of the merger, by virtue of the merger and without any action on the part of Orchid Acquisition Corporation, Octane or the holder of any shares of Octane capital stock, the following will occur in accordance with the terms and conditions of the merger agreement:

     - All outstanding shares of Octane common stock will be converted into the right to receive approximately 0.5 of a share of E.piphany common stock, and

     - All outstanding options, warrants and other rights to purchase Octane capital stock will be assumed by E.piphany and will become options, rights and warrants to purchase E.piphany common stock. The exercise price and number of shares of E.piphany common stock for which they are convertible will be adjusted to reflect the exchange ratio of approximately 0.5 of a share of E.piphany common stock for each share of Octane common stock.

     Escrow Fund. In connection with the merger, approximately 1.28 million shares of E.piphany common stock issuable in connection with the merger will be placed in escrow with U.S. Bank Trust, National Association. Each Octane shareholder will be deemed to have contributed into the escrow fund in proportion to the aggregate number of shares of E.piphany common stock that such shareholder would otherwise have been entitled under the merger agreement. The escrow fund will be available to compensate E.piphany for any losses as a result of any inaccuracy or breach of a representation or warranty of Octane contained in the merger agreement or any failure to comply with any covenant contained in the merger agreement. E.piphany may not receive any shares from the escrow fund for a breach of a representation, warranty or covenant unless and until E.piphany suffers cumulative losses in excess of $1.75 million ($500,000 in the event of representations, warranties or covenants related to intellectual property issues). Subject to any unresolved claims that E.piphany may have against the escrow fund, shares of E.piphany common stock will be released from escrow to Octane shareholders soon after the one year anniversary of the closing of the merger.

     Conduct Prior to the Merger. Octane has generally agreed to operate its business in the ordinary course and consistent with past practice prior to the merger. Octane has also agreed not to initiate or engage in discussions regarding a business combination with any party other than E.piphany unless and until the merger agreement is terminated.

     Conditions to the Merger. Consummation of the merger is subject to the satisfaction of various conditions, including:

     - approval of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger by the requisite vote of the E.piphany stockholders,

     - approval of the merger by the requisite vote of the Octane shareholders,

     - the conversion of all Octane preferred stock into Octane common stock,

     - the representations and warranties of each of the parties to the merger agreement being materially true and correct immediately prior to the closing of the merger,

     - there being no restraining orders, injunctions or other orders preventing the consummation of the merger,

     - no more than 5% of the outstanding shares of Octane capital stock having given notice of an intent to exercise dissenters' rights,

     - selected Octane employees having amended their common stock purchase agreements with Octane and entered into new employment agreements with E.piphany immediately prior to the closing of the merger,

     - at least eighty percent (80%) of Octane's sales, services and technical and engineering employees, and each of Aditya (Tim) Guleri, Kira Makagon, Robert Loughan, Robert Gryphon and William Walsh, remaining Octane employees immediately prior to the closing of the merger, and

     - there having been no material adverse change in Octane's or E.piphany's condition.

     Termination. The merger agreement may be terminated under certain circumstances, including:

     - by mutual written consent of E.piphany and Octane,

     - by either E.piphany or Octane if the other party commits certain breaches of representations, warranties or covenants contained in the merger agreement,

     - by either E.piphany or Octane if the other suffers a material adverse change prior to the merger, or

     - if the merger is not consummated on or before October 15, 2000.

     Conduct of the Combined Companies Following the Merger. E.piphany currently plans to maintain the operations of Octane as an operating division of E.piphany following the merger.

RELATED AGREEMENTS

     Employment and Noncompetition Agreements. In connection with the merger, the following Octane employees agreed to enter into employment and noncompetition agreements with E.piphany:

     - Aditya (Tim) Guleri, chairman and chief executive officer,

     - William Walsh, president and chief operating officer,

     - Kira Makagon, director, senior vice president products, and chief technology officer,

     - James Doehrman, senior vice president finance and administration, chief financial officer and assistant secretary,

     - Robert Loughan, senior vice president worldwide sales,

     - Robert Gryphon, vice president product planning,

     - Todd Rowe, vice president business development,

     - Andrew Sherman, vice president and general counsel,

     - Gary Schaumburg, vice president professional services group, and

     - Manu Kumar, vice president Octane Interactive.

     These employment and noncompetition agreements provide that until the second anniversary of the merger, the employee is prohibited from engaging in a business that is competitive with E.piphany or its subsidiaries. In addition, until the later of the second anniversary of the merger or the first anniversary of the termination of his or her employment, the employee is prohibited from hiring, soliciting or inducing any employees of E.piphany to leave E.piphany's employment or diverting the business of any customers of E.piphany.

     Octane Voting Agreements. All Octane executive officers, directors, venture capital firms affiliated with the directors and all other affiliates have entered into voting agreements with E.piphany. Under the voting agreements, such persons have agreed to vote in favor of approval of the merger agreement, the merger and the conversion of the Octane preferred stock into Octane common stock effective immediately prior to the consummation of the merger.

     E.piphany Voting Agreements. The E.piphany executive officers, directors and certain of their affiliates have also entered into voting agreements with Octane. Under the E.piphany voting agreements, such persons have agreed to vote in favor of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger.

     Affiliate Agreements. All Octane executive officers, directors and affiliates and their respective affiliates have entered into agreements with E.piphany restricting the sale, transfer or other disposition of the shares of E.piphany common stock issued to such affiliate in connection with the merger or otherwise held by such affiliate, other than in compliance with the requirements of the federal securities laws.

     Addenda to Common Stock Purchase Agreements. Each of Mr. Walsh, Ms. Makagon, Mr. Loughan, Mr. Gryphon, Mr. Guleri, Mr. Doehrman, Mr. Rowe, Mr. Sherman and Mr. Schaumburg have entered into an addendum to his or her common stock purchase agreement or option agreement, as applicable, with Octane modifying the vesting of the common stock that he or she purchased under, or is subject to, such agreement.

OTHER CONSIDERATIONS

     Market Price Data. E.piphany common stock has been traded on the Nasdaq Stock Market's National Market under the symbol "EPNY" since E.piphany's initial public offering in September 1999. On March 14, 2000, the last trading day before the announcement by E.piphany and Octane that they had signed the merger agreement, the closing price of E.piphany common stock as reported on the Nasdaq Stock Market's National Market was $248.94 per share. On April 20, 2000, the closing price of E.piphany common stock as reported on the Nasdaq Stock Market's National Market was $72.25. There can be no assurance as to the actual price of E.piphany common stock prior to, at, or at any time following the closing of the merger.

     No established trading market exists for Octane stock.

     Certain Federal Income Tax Considerations. The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. If the merger so qualifies, no gain or loss will generally be recognized by the holders of shares of Octane stock on the exchange of their shares of Octane stock for shares of E.piphany common stock. All Octane shareholders should read carefully the discussion in the "The Merger and Related Transactions -- Certain United States Federal Income Tax Considerations" section of this proxy statement/prospectus. FURTHER, ALL OCTANE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER TO THEM.

     Accounting Treatment. E.piphany intends to account for the merger as a purchase for financial reporting purposes in accordance with generally accepted accounting principles. See the sections entitled "The Merger and Related Transactions -- Accounting Treatment" and "E.piphany Management's Discussion and Analysis of Financial Condition and Results of Operations -- Octane Acquisition" in this proxy statement/prospectus.

     Adjustments to Exchange Ratio. The number of shares of E.piphany common stock issuable in the merger, and the resulting exchange ratio, are subject to adjustment in the event that E.piphany effects a stock split, stock dividend, cash dividend, distribution, reorganization or recapitalization prior to the merger.

     Regulatory Approvals. As required under federal antitrust law, E.piphany and Octane have notified the Department of Justice and Federal Trade Commission of the proposed merger. If neither of these agencies request additional information concerning the merger or object to the merger within thirty days of the notice, E.piphany and Octane may proceed with the merger.

     Dissenters' Rights. Holders of Octane stock who do not vote in favor of the merger may, under certain circumstances and by following procedures prescribed by California law, exercise dissenters' rights and receive cash for their shares of Octane stock. A dissenting shareholder of Octane must follow the appropriate procedures under California law or he or she will lose such rights. See the section entitled "Dissenters' Rights of Octane Shareholders" in this proxy statement/prospectus.

               SELECTED HISTORICAL SUMMARY FINANCIAL INFORMATION

     The following selected historical summary financial information of E.piphany and Octane has been derived from their respective audited and unaudited consolidated historical financial statements. The consolidated financial statements for E.piphany for the three fiscal years ended December 31, 1999 and for Octane for the two fiscal years ended December 31, 1999 are included elsewhere in this proxy statement/prospectus. The selected historical consolidated financial information as of March 31, 2000, and for the three month periods ended March 31, 1999 and 2000 for E.piphany and Octane has been derived from the unaudited consolidated financial statements of E.piphany and Octane as of and for such periods which are included elsewhere in this proxy statement/prospectus, and which, in the opinion of E.piphany's and Octane's respective management, reflect all adjustments necessary for the fair presentation of this unaudited interim financial information. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the entire year.

                                                         YEAR ENDED DECEMBER 31,               THREE MONTHS
                                                -----------------------------------------    ENDED MARCH 31,
                                                                                PRO FORMA   ------------------
                                                1997(1)     1998       1999      1999(2)     1999       2000
E.PIPHANY, INC.                                 -------   --------   --------   ---------   -------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues..............................  $    --   $  3,377   $ 19,182   $  23,890   $ 1,894   $ 14,415
  Cost of revenues............................       --      1,400      9,349      11,051       832      6,129
  Gross profit................................       --      1,977      9,833      12,839     1,062      8,286
  In-process research and development
    charge....................................       --         --         --          --        --     22,000
  Amortization of goodwill and purchased
    intangibles...............................       --         --         --     159,773        --     39,943
  Stock-based compensation....................        1        799      2,929       4,311       603        477
  Loss from operations........................   (3,220)   (10,613)   (23,473)   (197,373)   (4,054)   (71,361)
  Net loss....................................   (3,149)   (10,330)   (22,390)   (196,033)   (3,959)   (66,968)
                                                =======   ========   ========   =========   =======   ========
  Basic and diluted net loss per share........  $ (2.90)  $  (4.49)  $  (2.19)  $  (18.89)  $ (0.84)  $  (2.35)
                                                =======   ========   ========   =========   =======   ========
  Shares used in computing basic and diluted
    net loss per share........................    1,087      2,299     10,247      10,375     4,733     28,452
                                                =======   ========   ========   =========   =======   ========
  Pro forma basic and diluted net loss per
    share (unaudited)(3)......................            $  (1.07)  $  (1.23)  $   (9.53)  $ (0.26)  $  (2.35)
                                                          ========   ========   =========   =======   ========
  Shares used in computing pro forma basic and
    diluted net loss per share
    (unaudited)(3)............................               9,694     18,201      20,568    15,355     28,452
                                                          ========   ========   =========   =======   ========

                                                                    DECEMBER 31,
                                                              ------------------------    MARCH 31,
                                                              1997    1998      1999        2000
                                                              ----   -------   -------   -----------
                                                                          (IN THOUSANDS)
                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $369   $13,595   $81,010     $424,720
  Working capital...........................................   131    12,601    78,351      413,144
  Total assets..............................................   801    16,364    93,586      883,866
  Long-term obligations, net of current portion.............    --       333     7,824          790
  Total stockholders' equity................................   468    13,440    74,642      858,745

---------------
(1) The statement of operations for the year ended December 31, 1997 is presented for the period from inception in November 1996 to December 31, 1997. Operating expenses totaled $12,000 for the period from inception in November 1996 to December 31, 1996.

(2) The pro forma statement of operations data combines the statements of operations for E.piphany and RightPoint Software, Inc., which was acquired by E.piphany in January 2000, for the twelve months ended December 31, 1999 as if the acquisition of RightPoint took place on January 1, 1999.

(3) Pro forma per share amounts are computed as if the preferred shares of E.piphany were converted to common stock from their date of issuance.

                                                   YEAR ENDED            THREE MONTHS
                                                  DECEMBER 31,          ENDED MARCH 31,
                                               -------------------    -------------------
                                                1998        1999       1999        2000
OCTANE SOFTWARE, INC.                          -------    --------    -------    --------
                                                                          (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues.............................  $ 2,938    $  3,482    $   879    $  3,502
  Cost of revenues...........................    1,651       1,663        570       1,531
  Gross profit...............................    1,287       1,819        309       1,971
  Stock-based compensation...................       --       1,219         95       4,433
  Loss from operations.......................   (1,440)    (14,516)    (1,806)    (14,220)
  Net loss available to common
     shareholders............................   (1,414)    (16,891)    (1,776)    (15,651)
                                               =======    ========    =======    ========
  Basic and diluted net loss per share.......  $ (0.49)   $  (4.49)   $ (0.54)   $  (2.76)
                                               =======    ========    =======    ========
  Shares used in computing basic and diluted
     net loss per share......................    2,899       3,760      3,301       5,676
                                               =======    ========    =======    ========
  Pro forma basic and diluted net loss per
     share (unaudited)(1)....................  $ (0.35)   $  (1.71)   $ (0.22)   $  (0.89)
                                               =======    ========    =======    ========
  Shares used in computing pro forma basic
     and diluted net loss per share
     (unaudited)(1)..........................    4,066       9,849      7,951      17,510
                                               =======    ========    =======    ========

                                                      DECEMBER 31,
                                                 -----------------------       MARCH 31,
                                                  1998            1999           2000
                                                 -------        --------    ---------------
                                                                              (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents....................  $ 1,928        $  8,224       $ 30,607
  Working capital..............................    4,274           5,557         26,960
  Total assets.................................    5,146          11,274        138,352
  Long-term debt, net of current portion.......       --             339            287
  Total shareholders' equity (deficiency)......   (1,389)        (14,431)       129,010

---------------
(1) Pro forma per share amounts are computed as if the preferred shares of Octane were converted to common stock from their date of issuance.

                      SUMMARY PRO FORMA UNAUDITED COMBINED
                        CONDENSED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The unaudited summary pro forma combined condensed financial information of E.piphany, RightPoint and Octane is derived from, and should be read in conjunction with, the unaudited pro forma combined condensed financial statements and the notes thereto, which are included elsewhere in this proxy statement/prospectus. In preparing the pro forma combined condensed statement of operations data, the operations of RightPoint and Octane have been included as if each merger had occurred at the beginning of the earliest period presented. The unaudited pro forma combined condensed information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have actually occurred if the acquisitions had been consummated as of the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position of the combined companies.

                                                                             THREE MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1999           2000
                                                              ------------   ------------
STATEMENT OF OPERATIONS DATA:
  Total revenues............................................  $    27,372     $  17,917
  Cost of revenues..........................................       12,714         7,660
  Gross profit..............................................       14,658        10,257
  Amortization of goodwill and purchased intangibles........    1,051,186       262,796
  Stock-based compensation..................................        4,311           477
  Loss from operations......................................   (1,102,083)     (280,414)
  Net loss..................................................   (1,100,609)     (275,775)
  Basic and diluted net loss per share......................  $    (89.28)    $   (8.79)
  Shares used in computing basic and diluted net loss per
     share..................................................       12,327        31,392
  Pro forma basic and diluted net loss per share
     (unaudited)............................................  $    (42.09)    $   (7.35)
  Shares used in computing pro forma basic and diluted net
     loss per share (unaudited).............................       26,146        37,520

                                                              MARCH 31,
                                                                 2000
                                                              ----------
BALANCE SHEET DATA AT PERIOD END:
  Cash, cash equivalents and short-term investments.........  $  455,327
  Working capital...........................................     410,104
  Total assets..............................................   3,594,610
  Long-term obligations, net of current portion.............       1,077
  Total stockholders' equity................................   3,532,728

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of E.piphany and Octane and combined per share data on an unaudited pro forma basis after giving effect to the merger (and the acquisition of RightPoint by E.piphany) and assuming that 0.5179 of a share of E.piphany common stock is issued in exchange for each outstanding share of Octane common stock and stock underlying options and warrants. This data should be read in conjunction with the selected historical financial information, the pro forma unaudited combined condensed financial information and the separate historical financial statements of E.piphany and notes thereto and historical consolidated financial statements of Octane and notes thereto, included elsewhere in this proxy statement/prospectus. All historical and pro forma share amounts are computed as if the preferred shares of E.piphany and Octane were converted to common stock from their date of issuance. The pro forma unaudited combined condensed financial information is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operating results.

     The equivalent Octane pro forma share amounts are calculated by multiplying the combined pro forma per share amounts by the estimated exchange ratio of
0.5179 of a share of E.piphany common stock for each share of Octane common stock, assuming the conversion of all Octane preferred stock into Octane common stock.

     Pro forma combined net loss per share reflects E.piphany's and Octane's respective net loss for the year ended December 31, 1999 and the three months ended March 31, 2000 and is based upon E.piphany's weighted average common shares outstanding for the periods presented, and approximately 11,755,138 shares of E.piphany's common stock assumed to be issued in the merger, which excludes options and warrants to purchase approximately 1,038,372 shares of common stock which will be assumed in the merger.

                                                          YEAR ENDED       THREE MONTHS ENDED
                                                           OR AS OF             OR AS OF
                                                       DECEMBER 31, 1999     MARCH 31, 2000
                                                       -----------------   ------------------
Historical -- E.piphany
  Basic and diluted net loss per share...............       $ (1.23)             $(2.35)
  Book value per share...............................       $  2.76              $26.54
Historical -- Octane
  Basic and diluted net loss per share...............       $ (1.71)             $(0.89)
  Book value (deficit) per share.....................       $ (0.93)             $ 5.68

                                                                           THREE MONTHS ENDED
                                                          YEAR ENDED            OR AS OF
                                                       DECEMBER 31, 1999     MARCH 31, 2000
                                                       -----------------   ------------------
Pro forma combined net loss per share
  Pro forma combined net loss per E.piphany share....       $(33.36)             $(6.86)
  Equivalent pro forma net loss per Octane share.....       $(19.03)             $(3.55)
Pro forma combined book value per share
  Pro forma book value per E.piphany share...........                            $80.16
  Equivalent pro forma book value per Octane share...                            $41.51

                            MARKET PRICE INFORMATION

     E.piphany's common stock has been traded on the Nasdaq Stock Market's National Market under the symbol "EPNY" since September 22, 1999. The following table sets forth, for the periods indicated, the high and low closing prices for E.piphany common stock as reported by the Nasdaq Stock Market's National Market:

                                                              HIGH        LOW
                                                             -------    --------
Third Quarter 1999 (from September 22, 1999)...............  $ 48.75    $  38.31
Fourth Quarter 1999........................................   253.37       48.50
First Quarter 2000.........................................   317.48      133.56
Second Quarter 2000 (through April 20, 2000)...............   108.00       47.50

     There is no established trading market for Octane capital stock.

     As of April 14, 2000, E.piphany estimates that there were approximately 334 holders of record of E.piphany common stock and a substantially greater number of beneficial owners. As of April 14, 2000, there were approximately 271 holders of record of Octane capital stock.

     To date, E.piphany has not declared or paid dividends on its common stock. The board of directors of E.piphany presently intends to retain all earnings for use in E.piphany's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, E.piphany's credit facilities restrict the payment of dividends. To date, Octane has not declared or paid dividends on its common stock. In addition, Octane's credit facilities restrict the payment of dividends. The board of directors of Octane presently intends to retain all earnings for use in Octane's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future.

     The table below sets forth the high and low sales prices per share of E.piphany common stock on the Nasdaq Stock Market's National Market on March 14, 2000, the last completed trading day prior to the signing and announcement of the merger agreement, and on April 20, 2000. Also set forth is the implied equivalent value of one share of Octane common stock on each such date assuming an exchange ratio of approximately 0.5 of a share of E.piphany common stock for each share of Octane common stock and the conversion of all Octane preferred stock into Octane common stock.

                                                  E.PIPHANY COMMON     APPROXIMATE OCTANE
                                                       STOCK               EQUIVALENT
                                                 ------------------    ------------------
                                                  HIGH        LOW       HIGH        LOW
                                                 -------    -------    -------    -------
March 14, 2000.................................  $290.00    $221.12    $145.00    $110.56
April 20, 2000.................................    80.00      63.00      40.00      31.50

     As the table above indicates, fluctuations in the market price of E.piphany common stock affect the value of the Octane shares for which they are exchanged. The table illustrates that between March 14, 2000, and April 20, 2000, the value of a share of Octane common stock, had it been exchanged for E.piphany common stock at the assumed exchange ratio, would have fluctuated between $145.00 and $31.50.

     The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to approve the merger and the merger agreement. Because the number of shares of E.piphany to be issued to the holders of Octane common stock is fixed, changes in the market price of E.piphany common stock will affect the dollar value of E.piphany common stock to be received by shareholders of Octane in the merger. Octane shareholders are urged to obtain current market quotations for E.piphany common stock, and to review carefully the other information contained in this proxy statement/prospectus, prior to considering whether to approve the merger agreement, the merger and the conversion of preferred stock.

                                  RISK FACTORS

     You should carefully consider the risks described below before making your decision to consent to the issuance of E.piphany shares to Octane shareholders, the merger agreement and the merger. The risks and uncertainties described below are not the only ones facing E.piphany and Octane. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations.

     If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of E.piphany common stock could decline, and you may lose part or all of the value of any E.piphany shares held by you.

RISKS RELATED TO THE MERGER.

E.PIPHANY AND OCTANE MAY NOT REALIZE ANY BENEFITS FROM THE MERGER.

     Achieving the benefits of the merger will depend in part on the integration of technology, operations and personnel. The integration of E.piphany and Octane will be a complex, time consuming and expensive process and may disrupt E.piphany's business if not completed in a timely and efficient manner. Among the challenges involved in this integration are demonstrating to customers and suppliers that the merger will not result in adverse changes in client service standards or business focus, persuading our employees that E.piphany's and Octane's business cultures are compatible and retaining key personnel. Neither E.piphany nor Octane has experience in integrating operations on the scale represented by the merger, and it is not certain that E.piphany and Octane can be successfully integrated in a timely manner or at all or that any of the anticipated benefits of the merger will be realized. Failure to do so could seriously harm the business, financial condition and operating results of the combined company.

BECAUSE THE TOTAL MERGER CONSIDERATION IS FIXED, DECREASES IN E.PIPHANY'S TRADING PRICE WILL REDUCE THE VALUE OF WHAT OCTANE SHAREHOLDERS RECEIVE IN THE MERGER.

     All of the outstanding shares of Octane capital stock and the options to purchase shares of Octane's capital stock shall be exchanged for a fixed number of shares of E.piphany common stock and options to purchase E.piphany common stock totaling approximately 12.8 million shares. There will be no adjustment for changes in the market price of E.piphany common stock, and Octane is not permitted to withdraw from the merger or resolicit the vote of its shareholders solely because of changes in the market price of E.piphany common stock. Accordingly, the actual dollar value of E.piphany common stock that Octane shareholders will receive upon completion of the merger will depend on the market value of E.piphany common stock at the time of completion of the merger.

     For a description of how E.piphany's market price has in the past fluctuated greatly and may continue to fluctuate in the future, refer to "-- Risks Related to E.piphany and to the Combined Company Following the
Merger -- Variations in Quarterly Operating Results Due to Such Factors as Changes in Demand For Our Products and Changes in Our Mix of Revenues May Cause Our Stock Price to Decline." The market price of E.piphany common stock on a recent date is set forth under "Market Price Information."

IF E.PIPHANY AND OCTANE DO NOT INTEGRATE THEIR TECHNOLOGY QUICKLY AND EFFECTIVELY, MANY OF THE POTENTIAL BENEFITS OF THE MERGER MAY NOT BE REALIZED.

     E.piphany intends to integrate Octane's technology into its own software solutions as well as offer Octane's solutions separately. E.piphany and Octane cannot assure you that they will be able to integrate their technology quickly and effectively. In order to obtain the benefits of the merger,

E.piphany must make Octane's technology, products and services operate together with E.piphany's technology, products and services. E.piphany may be required to spend additional time or money on integration which would otherwise be spent on developing its own business and services. If E.piphany does not integrate the technology effectively or if management spends too much time on integration issues, it could harm the combined companies' business, financial condition and results of operations.

THE MERGER MAY RESULT IN A LOSS OF OCTANE OR E.PIPHANY EMPLOYEES.

     Despite E.piphany's efforts to hire and retain quality employees, E.piphany might lose some of Octane's or its own employees following the merger. Competition for qualified management, engineering and technical employees in the software industry is intense. E.piphany and Octane have different corporate cultures, and Octane employees may not want to work for a larger, publicly-traded company instead of a smaller, start-up company. Some key employees of Octane hold options which will partially vest as a result of the merger, and this may affect E.piphany's ability to retain these employees. In addition, competitors may recruit employees prior to the merger and during integration, as is common in high technology mergers. As a result, employees of Octane or the combined company could leave with little or no prior notice. E.piphany and Octane cannot assure you that the combined company will be able to attract, retain and integrate employees following the merger.

     As a condition to the merger, Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Loughan, Robert Gryphon, Todd Rowe, Andrew Sherman, Gary Schaumburg and Manu Kumar have entered into employment and non-competition agreements which will restrict their ability to compete with E.piphany if they leave E.piphany. E.piphany and Octane cannot assure you of the enforceability of these non-competition agreements or that these employees will continue to work at E.piphany under their employment agreements after the merger.

THE MERGER MAY RESULT IN A LOSS OF CUSTOMERS.

     As a result of the merger some customers or potential customers may not continue to do business with Octane. In such case, we may lose significant revenue Octane might have otherwise received had the merger not occurred.

MERGER RELATED ACCOUNTING CHARGES WILL DELAY AND REDUCE E.PIPHANY'S
PROFITABILITY.

     The Octane acquisition is being accounted for by E.piphany under the "purchase" method of accounting. Under the purchase method, the purchase price of Octane will be allocated to the assets and liabilities acquired from Octane. As a result, E.piphany will incur accounting charges from the merger which will delay and reduce E.piphany's profitability. These charges are currently estimated to include:

     - amortization of intangible assets estimated to be approximately $2.7 billion amortized over three years,

     - in-process research and development of approximately $25 million, to be expensed in the quarter ended June 30, 2000, and

     - other costs not currently known.

IF THE CONDITIONS TO THE MERGER ARE NOT MET, THE MERGER WILL NOT OCCUR.

     Several conditions must be satisfied or waived to complete the merger. These conditions are described under "Terms of the Merger -- Conditions to the Merger" and in detail in the merger agreement. E.piphany and Octane cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and E.piphany and Octane each may lose some or all of the intended benefits of the merger. For example, if either party's representations and warranties are not materially true and correct at the closing or either party suffers a material adverse change in its condition prior to closing, the other party may not be required to close. If the merger is not completed, Octane will require substantial additional capital resources to continue its business, which resources may not be available on favorable terms, or at all.

OCTANE OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     Some of the directors and officers of Octane have entered into agreements with E.piphany that provide them with interests in the merger that are different from, or are in addition to, your interests. In particular, Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Loughan, Robert Gryphon, Todd Rowe, Andrew Sherman, Gary Schaumburg and Manu Kumar have entered into employment agreements with E.piphany, and some of these Octane officers and directors may become officers of E.piphany following the merger. In addition, the vesting of a portion of the stock options held by directors and officers of Octane will accelerate as a result of the merger. As a result, these directors and officers could be more likely to vote to approve the merger agreement than if they did not hold these interests. Octane shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

RISKS RELATED TO AN INVESTMENT IN E.PIPHANY AND TO THE COMBINED COMPANY FOLLOWING THE MERGER.

E.PIPHANY AND OCTANE HAVE A HISTORY OF LOSSES, EXPECT LOSSES IN THE FUTURE AND THE COMBINED COMPANY MAY NOT EVER BECOME PROFITABLE.

     E.piphany incurred net losses of $67.0 million for the quarter ended March 31, 2000, $22.4 million in the year ended December 31, 1999, $10.3 million in the year ended December 31, 1998 and $3.1 million in the year ended December 31, 1997. E.piphany had an accumulated deficit of $102.8 million as of March 31, 2000, and $35.9 million as of December 31, 1999. Octane incurred net losses of $14.0 million for the quarter ended March 31, 2000, $14.4 million for the year ended December 31, 1999 and $1.4 million for the year ended December 31, 1998. Octane had an accumulated deficit of $33.9 million at March 31, 2000, and $18.3 million at December 31, 1999. E.piphany expects to continue to incur losses before amortization charges for the foreseeable future. In addition, in connection with the acquisitions of Octane and RightPoint, E.piphany will incur significant accounting charges for the amortization of intangible assets over the three years following these mergers. These losses will be substantial, and E.piphany may not ever become profitable. In addition, E.piphany expects to significantly increase its expenses in the near term, especially research and development and sales and marketing expenses. Therefore, E.piphany's operating results will be harmed if E.piphany's revenue does not keep pace with its expected increase in expenses or is not sufficient for E.piphany to achieve profitability. If E.piphany does achieve profitability in any period, it cannot be certain that it will sustain or increase profitability on a quarterly or annual basis.

E.PIPHANY'S AND OCTANE'S LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING AND EVALUATION OF THE COMBINED COMPANY'S BUSINESS DIFFICULT.

     E.piphany's and Octane's limited operating history makes it difficult to forecast the combined company's future operating results. E.piphany was founded in November 1996 and began developing products in 1997. Octane was founded in 1997 and began developing products in 1998. E.piphany's revenue and income potential is unproven. E.piphany received its first revenues from licensing its software and performing related services in early 1998, and began shipping the E.piphany E.4 System software in June 1999. Octane began offering its products in the third quarter of 1999. Since neither company has a long history upon which to base forecasts of future operating results, any predictions about our future revenues and expenses may not be as accurate as they would be if E.piphany and Octane had a longer business history.

VARIATIONS IN QUARTERLY OPERATING RESULTS DUE TO SUCH FACTORS AS CHANGES IN DEMAND FOR OUR PRODUCTS AND CHANGES IN OUR MIX OF REVENUES MAY CAUSE OUR STOCK PRICE TO DECLINE.

     E.piphany expects its and Octane's quarterly operating results to fluctuate. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of E.piphany's stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future revenues. As a result, a reduction in revenues in a quarter may harm our operating results for that quarter. Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of E.piphany's common stock will fall. Factors that may cause our operating results to fluctuate on a quarterly basis are:

     - varying size, timing and contractual terms of orders for our products,

     - our ability to timely complete its service obligations related to product sales,

     - changes in the mix of revenue attributable to higher-margin product license revenue as opposed to substantially lower-margin service revenue,

     - customers' decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next,

     - changes in demand for our software or for enterprise software and real time marketing solutions generally,

     - announcements or introductions of new products by our competitors,

     - software defects and other product quality problems,

     - any increase in our need to supplement our professional services organization by subcontracting to more expensive consulting organizations to help provide implementation, support and training services when our own capacity is constrained, and

     - our ability to hire, train and retain sufficient engineering, consulting, training and sales staff.

THE LOSS OF KEY PERSONNEL OR ANY INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD AFFECT E.PIPHANY'S ABILITY TO SUCCESSFULLY GROW ITS BUSINESS.

     E.piphany's future success will depend in large part on its ability to hire and retain a sufficient number of qualified personnel, particularly in sales, marketing, research and development, service and support. If E.piphany is unable to do so, this inability could affect its ability to grow its business. Competition for qualified personnel in high technology is intense, particularly in the Silicon Valley region of Northern California where E.piphany's principal offices are located. E.piphany's future success also depends upon the continued service of its executive officers and other key sales, engineering and technical staff. The loss of the services of E.piphany's executive officers and other key personnel would harm E.piphany's operations. None of E.piphany's officers or key personnel is bound by an employment agreement, other than Gayle Crowell, and the Octane employees who entered into agreements in connection with the merger, and E.piphany does not maintain key person insurance on any of its employees. E.piphany would also be harmed if one or more of E.piphany's officers or key employees decided to join a competitor or otherwise compete with E.piphany.

     The market price of E.piphany's common stock has increased substantially since its initial public offering in September 1999. Consequently, potential employees may perceive E.piphany's equity incentives such as stock options as less attractive. In that case, E.piphany's ability to attract employees will be adversely affected. Furthermore, a substantial portion of the equity incentives previously granted to Octane employees will accelerate and become substantially vested upon the closing of the mergers. New options granted to Octane employees at the current market price of E.piphany's common stock may not be sufficient to retain Octane employees. Finally, should E.piphany's stock price decline substantially, the retention value of stock options granted since E.piphany's initial public offering will decline and E.piphany's employees may choose not to remain employed by E.piphany.

IF CUSTOMERS DO NOT CONTRACT DIRECTLY WITH CONSULTING ORGANIZATIONS TO IMPLEMENT AND SUPPORT E.PIPHANY'S AND OCTANE'S PRODUCTS, OUR REVENUES, PROFITABILITY AND MARGINS MAY BE HARMED.

     E.piphany's and Octane's principal focus is providing software solutions rather than services. As a result, we encourage our customers to purchase consulting, implementation, maintenance and training services directly from consulting organizations instead of purchasing these services from us. While we do not receive any fees directly from these consulting organizations when they contract directly with our customers, we believe that these consulting organizations increase market awareness and acceptance of our software solutions and allow us to focus on software development and licensing. If consulting organizations are unwilling or unable to provide a sufficient level and quality of services directly to our customers or if customers are unwilling to contract directly with these consulting organizations, we may not realize these benefits and our revenues and profitability may be harmed.

     Further, to the extent that consulting organizations do not provide consulting, implementation, maintenance and training services directly to our customers, we need to provide these services to our customers. We provide these services to our customers either directly through our internal professional services organization or indirectly through subcontractors we hire to perform the services on our behalf. Because our margins on service revenues are less than our margins on license revenues, our overall margins decline when we provide services to customers. This is particularly true if we hire subcontractors to perform these services because it costs us more to hire subcontractors to perform these services than to provide the services ourselves.

IF THE COMBINED COMPANY'S INTERNAL PROFESSIONAL SERVICES ORGANIZATION DOES NOT PROVIDE IMPLEMENTATION SERVICES EFFECTIVELY AND ACCORDING TO SCHEDULE, OUR REVENUES AND PROFITABILITY WOULD BE HARMED.

     Customers that license E.piphany's products typically require consulting, implementation, maintenance and training services and obtain them from E.piphany's internal professional services organization, which employed a staff of 93 as of March 31, 2000, or from outside consulting organizations. Octane employed a staff of 60 in its internal professional services organization as of March 31, 2000. When we provide these services, we generally recognize revenue from the licensing of our software products as the implementation services are performed. If our internal professional services organization does not effectively implement and support our products or if we are unable to expand our internal professional services organization as needed to meet our customers' needs, our ability to sell software, and accordingly our revenues, will be harmed.

     In addition, when we sell licenses together with professional services for implementation, we generally recognize the revenue from both the license and the services as we perform the implementation services. Therefore, delays in providing implementation services will delay our recognition of revenue. If we are unable to expand our internal professional services organization to keep pace with sales, we will be required to increase our use of subcontractors to help meet our implementation and service obligations, which will result in lower gross margins. In addition, we may be unable to negotiate agreements with subcontractors to provide a sufficient level and quality of services. If we fail to retain sufficient subcontractors, our ability to sell software for which these services are required will be harmed and our revenues will suffer.

OUR SERVICES REVENUES HAVE A SUBSTANTIALLY LOWER MARGIN THAN OUR PRODUCT REVENUES, AND AN INCREASE IN SERVICE REVENUES RELATIVE TO LICENSE REVENUES COULD HARM OUR GROSS MARGINS.

     E.piphany's services revenues, which includes fees for consulting, implementation, maintenance and training, were 43% of its revenues for the quarter ended March 31, 2000, 47% of its revenues for the year ended December 31, 1999 and 34% of E.piphany's revenues for the year ended December 31, 1998. Octane's services revenues were 46% of its revenues for the quarter ended March 31, 2000, 81% of its revenues for the year ended December 31, 1999 and 100% of revenues for the year ended December 31, 1998. Both companies' services revenues have substantially lower gross margins than license revenues. E.piphany's cost of services revenues for the quarter ended March 31, 2000 and the year ended December 31, 1999 was 98% and 102%, respectively, of its services revenues. Octane's cost of services revenues for the quarter ended March 31, 2000 and the year ended December 31, 1999 was 94% and 59%, respectively, of its services revenues. An increase in the percentage of total revenues represented by services revenues could adversely affect our overall gross margins.

     Services revenues as a percentage of total revenues and cost of services revenues as a percentage of total revenues have varied significantly from quarter to quarter due to our relatively early stage of development. The relative amount of services revenues as compared to license revenues has varied based on the volume of software solution orders compared to the volume of additional user orders. In addition, the amount and profitability of services can depend in large part on:

     - the software solution which has been licensed,

     - the complexity of the customers' information technology environment,

     - the resources directed by customers to their implementation projects,

     - the number of users licensed, and

     - the extent to which outside consulting organizations provide services directly to customers.

NEW PRODUCT INTRODUCTIONS AND PRICING STRATEGIES BY E.PIPHANY'S COMPETITORS COULD ADVERSELY AFFECT E.PIPHANY'S ABILITY TO SELL ITS PRODUCTS AND COULD RESULT IN PRESSURE TO PRICE E.PIPHANY'S PRODUCTS IN A MANNER THAT REDUCES ITS MARGINS.

     Competitive pressures could prevent E.piphany from growing, reduce E.piphany's market share or require E.piphany to reduce prices on its products and services, any of which could harm E.piphany's business.

     E.piphany competes principally with vendors of:

     - data management and data analysis software tools, such as Brio Technology, Broadbase, Business Objects, Informatica, Microstrategy and Sagent Technology,

     - enterprise application software, such as Oracle, PeopleSoft, SAP and Siebel Systems,

     - marketing campaign management software tools, such as Exchange Applications, Prime Response, and Recognition Systems,

     - software that recommends products to customers in real-time based on simple analytics rules such as Net Perceptions, and

     - electronic customer relations management software, such as Kana Communications (Silknet Software), eGain, Primus Knowledge Solutions, Nortel (Clarify), PeopleSoft (Vantive), and Siebel Systems (Scopus).

     Many of these companies have significantly greater financial, technical, marketing, service and other resources. Many of these companies also have a larger installed base of users, have been in business longer or have greater name recognition than we do. For example, in fiscal 1999, Oracle's annual revenue exceeded $8.0 billion, and the annual revenue of Siebel Systems in fiscal 1999 exceeded $790 million. Some large companies may attempt to build capabilities into their products that are similar to the capabilities of our products. Some of our competitors' products may be more effective than our products at performing particular functions or be more customized for particular needs. Even if these functions are more limited than those provided by our products, our competitors' software products could discourage potential customers from purchasing our products. For example, our competitors' software products may incorporate other capabilities, such as recording accounting transactions, customer orders or inventory management data. A software product that performs these functions, as well as some of the functions of our software solutions, may be appealing to some customers because it would reduce the number of different types of software necessary to effectively run their business. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

     In addition, our products must integrate with software solutions provided by a number of our existing or potential competitors. These competitors could alter their products so that our products no longer integrate well with them, or they could deny or delay access by us to advance software releases that allow us to timely adapt our products to integrate with their products.

     E.piphany's competitors have made and may also continue to make strategic acquisitions or establish cooperative relationships among themselves or with other software vendors. This may increase the ability of their products to address the need for software solutions such as ours which provide both the ability to collect data from multiple sources and analyze that data to profile customer characteristics and preferences. E.piphany's competitors may also establish or strengthen cooperative relationships with our current or future distributors or other parties with whom we have relationships, thereby limiting our ability to sell through these channels, reducing promotion of E.piphany's products and limiting the number of consultants available to implement E.piphany's software.

E.PIPHANY'S REVENUES MIGHT BE HARMED BY RESISTANCE TO ADOPTION OF E.PIPHANY'S SOFTWARE BY INFORMATION TECHNOLOGY DEPARTMENTS.

     Some businesses may have already made a substantial investment in other third party or internally developed software designed to integrate data from disparate sources and analyze this data or manage marketing campaigns. These companies may be reluctant to abandon these investments in favor of our software. In addition, information technology departments of potential customers may resist purchasing our software solutions for a variety of other reasons, particularly the potential displacement of their historical role in creating and running software and concerns that packaged software products are not sufficiently customizable for their enterprises. If the market for our products does not grow for any of these reasons, our revenues will be harmed.

IF THE MARKET IN WHICH WE SELL OUR PRODUCTS AND SERVICES DOES NOT GROW AS WE ANTICIPATE, OUR REVENUES WILL BE REDUCED.

     If the market for software that enables companies to establish, manage, maintain and continually improve customer relationships by collecting and analyzing data to design and manage marketing campaigns and customize products and services and providing timely, consistent, multichannel customer interaction does not grow as quickly or become as large as we anticipate, our revenues will be reduced. Our market is still emerging, and our success depends on its growth. Our potential customers may:

     - not understand or see the benefits of using these products,

     - not achieve favorable results using these products,

     - experience technical difficulty in implementing or using these products, or

     - use alternative methods to solve the same business problems.

     In addition, because our products can be used in connection with Internet commerce and we are currently developing additional Internet commerce solutions, if the Internet commerce market does not grow as quickly as we anticipate, we may experience sales which are lower than our expectations.

IF THE COMBINED COMPANY FAILS TO DEVELOP NEW PRODUCTS OR IMPROVE ITS EXISTING PRODUCTS TO MEET OR ADAPT TO THE CHANGING NEEDS AND STANDARDS OF OUR INDUSTRY, SALES OF OUR PRODUCTS MAY DECLINE.

     E.piphany's future success depends on its ability to address the rapidly changing needs of its customers and potential customers. E.piphany must maintain and improve its E.piphany E.4 System and the Octane 2000 suite of products and develop new products that include new technological developments, keep pace with products of its competitors and satisfy the changing requirements of its customers. If E.piphany does not, it may not achieve market acceptance and it may be unable to attract new customers. E.piphany may also lose existing customers, to whom it seeks to sell additional software solutions and professional services.

     To achieve increased market acceptance of its products, E.piphany must, among other things, continue to:

     - improve and introduce new software solutions for reporting and analysis, distributed database marketing and e-commerce,

     - integrate Octane's offerings with the E.piphany E.4 System offerings,

     - improve the effectiveness of its software, particularly in implementations involving very large databases and large numbers of simultaneous users,

     - enhance its software's ease of administration,

     - improve its software's ability to extract data from existing software systems, and

     - adapt to rapidly changing computer operating system and database standards and Internet technology.

     E.piphany may not be successful in developing and marketing these or other new or improved products. If E.piphany is not successful, it may lose sales to competitors.

     In addition, E.piphany has entered into customer contracts which contain specific performance goals relating to new product releases or enhancements, and if we are not able to meet these goals, we may be required to, among other things, return fees, pay damages and offer discounts.

IF E.PIPHANY'S PRODUCTS DO NOT STAY COMPATIBLE WITH CURRENTLY POPULAR SOFTWARE PROGRAMS, WE MAY LOSE SALES AND REVENUES.

     The E.piphany E.4 System and the Octane 2000 suite of products must work with commercially available software programs that are currently popular. If these software programs do not remain popular, or E.piphany does not update its software to be compatible with newer versions of these programs, E.piphany may lose customers.

     In order to operate the E.piphany E.4 System or the Octane 2000 suite of products, each of these systems must be installed on both a computer server running the Microsoft Windows NT or Windows 2000 computer operating systems and a computer server running database software from Microsoft or Oracle. E.piphany and Octane are each currently modifying their respective software to also operate on UNIX operating systems and IBM DB2 databases. If we fail to successfully complete these modifications in a timely manner, E.piphany may lose sales and revenues. In addition, users access the E.piphany E.4 System and certain of Octane's products through standard Internet browsers such as Microsoft Internet Explorer. If we fail to obtain access to developer versions of these software products, we may be unable to build and enhance our products on schedule.

     After installation, each of the E.piphany E.4 System and the Octane 2000 suite of products collects and analyzes data to profile customers' characteristics and preferences. This data may be stored in a variety of our customers' existing software systems, including leading systems from Oracle, PeopleSoft, Siebel Systems, SAP and Vantive, running on a variety of computer operating systems. If E.piphany fails to enhance its software to collect data from new versions of these products, it may lose potential customers. If it loses customers, E.piphany's revenues and profitability may be harmed.

IF DATABASE ACCESS BECOMES STANDARDIZED, DEMAND FOR E.PIPHANY'S PRODUCTS WILL BE REDUCED.

     E.piphany's products are useful for integrating data from a variety of disparate data sources. Adoption of uniform, industry-wide standards across various database and analytic software programs could minimize the importance of the data integration capabilities of our products. This, in turn, could adversely affect the competitiveness and market acceptance of E.piphany's products. Also, a single competitor in the market for database and analytic software programs or Internet relationship management may become dominant, even if there is no formal industry-wide standard. If large numbers of E.piphany's customers adopt a single standard, this would similarly reduce demand for E.piphany's product. If E.piphany loses customers because of the adoption of standards, E.piphany may have lower revenues and profitability.

E.PIPHANY'S AND OCTANE'S PRODUCTS HAVE LONG SALES CYCLES WHICH MAKES IT DIFFICULT TO PLAN EXPENSES AND FORECAST RESULTS.

     It takes E.piphany between three and six months to complete the majority of its sales, but it can take E.piphany up to one year or longer. Octane faces similar sales cycles. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan expenditures accordingly. The period between initial contact with a potential customer and their purchase of products and services is relatively long due to several factors, including:

     - the complex nature of our products,

     - our need to educate potential customers about the uses and benefits of its products,

     - the purchase of our products requires a significant investment of resources by a customer,

     - our customers have budget cycles which affect the timing of purchases,

     - many of E.piphany's customers require competitive evaluation and internal approval before purchasing E.piphany's products,

     - potential customers may delay purchases due to announcements or planned introductions of new products by E.piphany or its competitors, and

     - many of E.piphany customers are large organizations which may require a long time to make decisions.

     The delay or failure to complete sales in a particular quarter could reduce E.piphany's revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If E.piphany's sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of its revenues. If E.piphany were to experience a delay of several weeks on a large order, it could harm its ability to meet its forecasts for a given quarter.

IF E.PIPHANY FAILS TO ESTABLISH, MAINTAIN OR EXPAND ITS RELATIONSHIPS WITH THIRD PARTIES, OUR ABILITY TO GROW REVENUES COULD BE HARMED.

     In order to grow E.piphany's business, we must generate, retain and strengthen relationships with third parties. To date, E.piphany has established relationships with several companies, including consulting organizations and system integrators that implement E.piphany's software, including Cambridge Technology Partners, Ernst & Young and KPMG; resellers, including Acxiom, Harte-Hanks and Pivotal; and application service providers that provide access to E.piphany's software to their customers over the Internet, including Corio, Exactis.com, Bullseye Interactive and Interrelate. Similarly, Octane has also entered into reseller agreements with several companies including TeleTech, Eltrax, RISC Management, e-Assist.com, Brigade Solutions, e-Convergent, and MISNet. If the third parties with whom E.piphany and Octane have relationships do not provide sufficient, high-quality service or integrate and support our software correctly, our revenues may be harmed. In addition, the third parties with whom we have relationships may offer products of other companies, including products that compete with our products. We typically enter into contracts with third parties that generally set out the nature of our relationships. However, our contracts do not require these third parties to devote resources to promoting, selling and supporting our products. Therefore we have little control over these third parties. We cannot assure you that we can generate and maintain relationships that offset the significant time and effort that are necessary to develop these relationships.

     E.piphany must also effectively take advantage of the resources and expertise of third parties to help it develop the E.piphany E.4 System and the Octane 2000 product suite. Our agreements with third parties do not require them to help us develop new software. If we fail to effectively work with third parties, our ability to increase revenues by broadening our software solution offerings, particularly in additional specific industries, will be limited.

IF THE COMBINED COMPANY FAILS TO EXPAND ITS DIRECT AND INDIRECT SALES CHANNELS, WE WILL NOT BE ABLE TO INCREASE REVENUES.

     In order to grow its business, E.piphany needs to increase market awareness and sales of its and Octane's products and services. To achieve this goal, E.piphany needs to increase both its direct and indirect sales channels. If E.piphany fails to do so, this failure could harm its ability to increase revenues. E.piphany and Octane currently receive substantially all of their revenues from direct sales, but we intend to increase sales through indirect sales channels in the future. We also need to expand our direct sales force by hiring additional salespersons and sales management.

     We intend to derive revenues from indirect sales channels by selling our software through value added resellers. These resellers offer our software products to their customers together with consulting and implementation services or integrate our software solutions with other software. We also intend to increasingly offer our software through application service providers, who install our software on their own computer servers and charge their customers for access to that software. We need to expand our indirect sales channels by entering into additional relationships with these third parties.

     E.piphany has not derived a material amount of revenues from international sales to date, but we expect as part of our strategy to increase international sales principally through the use of indirect sales channels. E.piphany will be even more dependent on indirect sales channels in the future due to its international strategy. E.piphany also plans to use international direct sales personnel and therefore must hire additional sales personnel outside the United States. E.piphany's ability to develop and maintain these channels will significantly affect its ability to penetrate international markets.

E.PIPHANY HAS GROWN VERY QUICKLY AND IF E.PIPHANY FAILS TO MANAGE ITS GROWTH, ITS ABILITY TO GENERATE NEW REVENUES AND ACHIEVE PROFITABILITY WOULD BE HARMED.

     E.piphany has grown significantly since its inception and will need to grow quickly in the future. Any failure to manage this growth could impede E.piphany's ability to increase revenues and achieve profitability. E.piphany has increased its number of employees from 21 at December 31, 1997 to 333 as of March 31, 2000. Following the acquisition of Octane, E.piphany expects to have over 500 employees. The acquisition of Octane and future expansion could be expensive and strain E.piphany's management and other resources. In order to manage growth effectively, E.piphany must:

     - hire, train and integrate new personnel,

     - continue to augment its financial and accounting systems,

     - manage its sales operations, which are in several locations, and

     - expand its facilities.

IF OTHERS CLAIM THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, WE COULD INCUR SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING OUR PRODUCTS.

     E.piphany cannot assure you that others will not claim that the combined company is infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We have not conducted a search for existing intellectual property registrations and we may be unaware of intellectual property rights of others that may cover some of its technology.

     E.piphany has been contacted by a company which has asked E.piphany to evaluate the need for a license of a patent the company holds directed to data extraction technology. This company has filed litigation alleging infringement of its patent against three of E.piphany's competitors. E.piphany cannot assure you that the holder of the patent will not file litigation against E.piphany or that E.piphany would prevail in the case of such litigation. In addition, the patent holder has informed E.piphany that it has applications pending in numerous foreign countries. The patent holder may also have applications on file in the United States covering related subject matter which are confidential until the patent is issued.

     Any litigation regarding intellectual property rights could be costly and time-consuming and divert the attention of our management and key personnel from its business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements.

     However, we may not be able to obtain royalty or license agreements on terms acceptable to it, or at all. We also may be subject to significant damages or an injunction against use of its products. A successful claim of patent or other intellectual property infringement against us would have an immediate material adverse effect on its business and financial condition.

     In addition, in all of Octane's software license agreements, Octane has agreed to indemnify its customers against losses attributable to intellectual property infringement by Octane's software. Should a third party claim that Octane infringes their intellectual property, E.piphany could incur substantial costs in defending and resolving such claims.

IF WE ARE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, THIS INABILITY COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE ITS REVENUES AND INCREASE ITS COSTS.

     The success of the combined company depends in large part on its proprietary technology. We rely on a combination of patent, copyright, trademark and trade secrets, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. We may be required to spend significant resources to monitor and police its intellectual property rights. If we fail to successfully enforce its intellectual property rights, its competitive position may be harmed.

     Our pending patent and trademark registration applications may not be allowed or competitors may successfully challenge the validity or scope of these registrations. In addition, our patents may not provide a significant competitive advantage.

     Other software providers could copy or otherwise obtain and use our products or technology without authorization. They also could develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose a competitive position in the market before it does so. In addition, competitors may design around our technology or develop competing technologies. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

     In addition, one of the ways in which we charge for our software is based on the number of users at a particular site that will be permitted to use the software. Organizations that have a site license for a fixed number of users for E.piphany products could allow unauthorized use of our software by unlicensed users. Unauthorized use is difficult to detect and, to the extent that E.piphany's software is used without authorization, we may lose potential license fees.

PRIVACY AND SECURITY CONCERNS, PARTICULARLY RELATED TO THE USE OF OUR SOFTWARE ON THE INTERNET, MAY LIMIT THE EFFECTIVENESS OF AND REDUCE THE DEMAND FOR E.PIPHANY'S PRODUCTS.

     The effectiveness of our software products relies on the storage and use of customer data collected from various sources, including information collected on Web sites, as well as other data derived from customer registrations, billings, purchase transactions and surveys. Our collection and use of such data for customer profiling may raise privacy and security concerns. Our customers generally have implemented security measures to protect customer data from disclosure or interception by third parties. However, the security measures may not be effective against all potential security threats. If a well publicized breach of customer data security were to occur, our software products may be perceived as less desirable, impacting our future sales and profitability.

     In addition, due to privacy concerns, some Internet commentators, consumer advocates, and governmental or legislative bodies have suggested legislation to limit the use of customer profiling technologies. The European Union and some European countries have already adopted some restrictions on the use of customer profiling data. In addition, Internet users can, if they choose, configure their Web browsers to limit the collection of user data for customer profiling. Should many Internet users choose to limit the use of customer profiling technologies, or if major countries or regions adopt legislation or other restrictions on the use of customer profiling data, E.piphany's software would be less useful to customers, and E.piphany's sales and profits could decrease.

E.PIPHANY'S AND OCTANE'S PRODUCTS ARE NEW, AND IF THEY CONTAIN DEFECTS OR OUR SERVICES ARE NOT PERCEIVED AS HIGH QUALITY, WE COULD LOSE POTENTIAL CUSTOMERS OR BE SUBJECT TO DAMAGES.

     E.piphany began shipping its first products in early 1998, and in June 1999, began shipping its E.piphany E.4 System software. Octane began shipping its current software product in February 2000. These products are complex and may contain currently unknown errors, defects or failures, particularly since they are new and recently released. In the past we have discovered software errors in some of its products after introduction. We may not be able to detect and correct errors before releasing its products commercially. If its commercial products contain errors, E.piphany may be required to:

     - expend significant resources to locate and correct the error,

     - delay introduction of new products or commercial shipment of products, or

     - experience reduced sales and harm to its reputation from dissatisfied customers.

     Our customers also may encounter system configuration problems which require us to spend additional consulting or support resources to resolve these problems.

     In addition, E.piphany's customers generally store their data across computer networks, which are often connected to the Internet. E.piphany's software operates across its customers' computer networks and can, at the customer's option, be accessed through an Internet connection. E.piphany software contains technology designed to prevent theft or loss of data. Nevertheless, customers may encounter security issues with their existing databases installed across networks, particularly the Internet, or with E.piphany's software. A security breach involving E.piphany's software, or a widely publicized security breach involving the Internet generally, could harm E.piphany's sales. A security breach involving E.piphany's software could also expose E.piphany to claims for damages.

     Because E.piphany's software products are used for important decision-making processes and Octane's software products enable our customers to interact with their customers, product defects may also give rise to product liability claims. Although E.piphany's license agreements with customers typically contain provisions designed to limit E.piphany's exposure, some courts may not enforce all or part of these limitations. Although E.piphany has not experienced any product liability claims to date, it may encounter these claims in the future. Product liability claims, whether or not successful, could:

     - divert the attention of E.piphany's management and key personnel from E.piphany's business,

     - be expensive to defend, and

     - result in large damage awards.

     E.piphany's product liability insurance may not be adequate to cover all of the expenses resulting from a claim. In addition, if E.piphany's customers do not find E.piphany's services to be of high quality, they may elect to use other training, consulting and product integration firms rather than contract for E.piphany's services. If customers are dissatisfied with E.piphany's services, E.piphany may lose revenues.

E.PIPHANY INTENDS TO EXPAND ITS INTERNATIONAL SALES EFFORTS BUT WE DO NOT HAVE SUBSTANTIAL EXPERIENCE IN INTERNATIONAL MARKETS.

     Although E.piphany's international sales have been immaterial to date, E.piphany intends to expand its international sales efforts in the future. E.piphany has limited experience in marketing, selling and supporting its products and services abroad. If E.piphany is unable to grow its international operations successfully and in a timely manner, its business and operating results could be seriously harmed. In addition, doing business internationally involves greater expense and many additional risks, particularly:

     - unexpected changes in regulatory requirements, taxes, trade laws and tariffs,

     - differing intellectual property rights,

     - differing labor regulations,

     - unexpected changes in regulatory requirements,

     - changes in a specific country's or region's political or economic conditions,

     - greater difficulty in establishing, staffing and managing foreign operations, and

     - fluctuating exchange rates.

     E.piphany plans to expand its international operations in the near future, and this will require a significant amount of attention from E.piphany's management and substantial financial resources. E.piphany has begun its efforts at international expansion in Europe and, as of March 31, 2000, including RightPoint's international presence, had nine sales and marketing professionals located in the United Kingdom and France. Octane has sales operations based in the United Kingdom, Australia, and Germany including 23 professionals employed in those locations. E.piphany is also exploring other regions for future expansion.

IF E.PIPHANY ACQUIRES ADDITIONAL COMPANIES OR TECHNOLOGIES IN THE FUTURE, THEY COULD PROVE DIFFICULT TO INTEGRATE, DISRUPT E.PIPHANY'S BUSINESS, DILUTE STOCKHOLDER VALUE OR ADVERSELY AFFECT E.PIPHANY'S OPERATING RESULTS.

     In addition to the acquisition of Octane, E.piphany may acquire or make investments in other complementary companies, services and technologies in the future. If E.piphany fails to properly evaluate and execute acquisitions and investments, they may seriously harm E.piphany's business and prospects. To successfully complete an acquisition, E.piphany must:

     - properly evaluate the technology,

     - accurately forecast the financial impact of the transaction, including accounting charges and transactions expenses,

     - integrate and retain personnel,

     - combine potentially different corporate cultures, and

     - effectively integrate products and research and development, sales, marketing and support operations.

     If E.piphany fails to do any of these, it may suffer losses or its management may be distracted from E.piphany's day-to-day operations. In addition, if E.piphany conducts acquisitions using convertible debt or equity securities, existing stockholders may be diluted which could affect the market price of E.piphany's stock.

SEASONAL TRENDS IN SALES OF BUSINESS SOFTWARE MAY AFFECT E.PIPHANY'S QUARTERLY REVENUES.

     The market for business software has experienced seasonal fluctuations in demand. The first and third quarters of the year have been typically characterized by lower levels of revenue growth. E.piphany's believes that these fluctuations are caused in part by customer buying patterns, which are influenced by year-end budgetary pressures and by sales force commission structures. As our revenues grow, we may experience seasonal fluctuations in our revenues.

FUTURE SALES OF OUR COMMON STOCK, INCLUDING THOSE PURCHASED IN OUR INITIAL PUBLIC OFFERING AND THOSE ISSUED IN THE MERGER, MAY DEPRESS OUR STOCK PRICE.

     If our stockholders or optionees sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     On April 14, 2000, we had 32,444,364 shares of common stock outstanding. Of these shares, 31,182,693 are currently available for sale in the public market, 20,515,245 of which first became freely tradeable on April 20, 2000. In addition, we will issue up to approximately 12,800,000 freely tradable shares to Octane's shareholders in the merger. The remaining outstanding shares of E.piphany's common stock will become eligible for sale in the public market as follows:

                 NUMBER OF SHARES                           DATE
                 ----------------                           ----
843,376...........................................  At June 16, 2000
316,407...........................................  At August 19, 2000
21,571............................................  At September 22, 2000
6,250.............................................  At September 27, 2000
74,067............................................  At December 14, 2000

     The above table excludes options and warrants (including those assumed in the merger). Shares issued upon the exercise of outstanding options (including those assumed in the merger) may generally also be sold in the public market. E.piphany and its underwriters may remove the lock-up restrictions in advance without prior notice.

E.PIPHANY DOES NOT INTEND TO PAY DIVIDENDS, YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING SHARES AND YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT.

     E.piphany has never declared or paid any cash dividends on its capital stock and does not intend to pay dividends in the foreseeable future. E.piphany intends to invest its future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares. We further cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

BECAUSE SOME EXISTING STOCKHOLDERS TOGETHER OWN 22.4% OF E.PIPHANY'S STOCK, THE VOTING POWER OF OTHER STOCKHOLDERS MAY BE LIMITED.

     After the closing of the merger, it is anticipated that E.piphany's officers, directors and five percent or greater stockholders will beneficially own or control, directly or indirectly, approximately 10,220,773 shares of common stock, which in the aggregate represented approximately 22.4% of the outstanding shares of common stock. As a result, if some of these persons or entities act together, they may have the ability to control matters submitted to E.piphany's stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or cause the market price of E.piphany's stock to decline. Some of these persons or entities may have interests different than yours. For example, they may be more interested in selling E.piphany to an acquiror than other investors or may want E.piphany to pursue strategies that are different from the wishes of other investors.

PROVISIONS IN E.PIPHANY'S CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF E.PIPHANY.

     E.piphany's certificate of incorporation and bylaws contain provisions which could make it harder for a third party to acquire E.piphany without the consent of E.piphany's board of directors. For example, if a potential acquiror were to make a hostile bid for E.piphany, the acquiror would not be able to call a special meeting of stockholders to remove E.piphany's board of directors or act by written consent without a meeting. In addition, E.piphany's board of directors has staggered terms, which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

     E.piphany's board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire E.piphany without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

     E.piphany's board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of E.piphany. If the acquiror was discouraged from offering to acquire E.piphany or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

                      WHERE YOU CAN FIND MORE INFORMATION

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY E.PIPHANY OR OCTANE. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

     E.piphany is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by E.piphany can be inspected and copied at the public reference facilities of the SEC located at:

Judiciary Plaza            Citicorp Center            Seven World Trade Center
Room 1024                  500 West Madison Street    13th Floor
450 Fifth Street, N.W      Suite 1400                 New York, NY 10048
Washington, D.C. 20549     Chicago, IL 60661

     Copies of such material can also be obtained from the SEC Public Reference Section at the addresses noted above at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the World Wide Web site is http://www.sec.gov.

     E.piphany's common stock is quoted for trading on the Nasdaq Stock Market's National Market, and, accordingly, reports, proxy statements and other information concerning E.piphany may be inspected at:

                            The Nasdaq Stock Market
                           Nasdaq Regulatory Filings
                    9801 Washingtonian Boulevard, 5th Floor
                             Gaithersburg, MD 20878

     E.piphany has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to E.piphany, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the offices of the SEC Public Reference Section at the addresses noted above.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This proxy statement/prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to expectations concerning matters that are not historical facts. Words such as "projects," "believes," "anticipates," "plans," "expects," "intends," and similar words and expressions are intended to identify forward-looking statements. Although each of E.piphany and Octane believes that such forward-looking statements are reasonable, neither can assure you that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed herein including, without limitation, in the "Risk Factors" section. All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. Neither E.piphany nor Octane undertakes any obligation to update any forward-looking statements.

                                   TRADEMARKS

     This proxy statement/prospectus contains trademarks and service marks of E.piphany and Octane and may contain trademarks of others. E.piphany's trademarks include "Adaptive Schema Generator," "E.4," "EpiCenter E.4 System," "E.piphany" and the E.piphany logo. Octane's trademarks include "Octane," "Octane Software," "Supportzone.com," "Octane 2000," "Icube," "Ichannels," and "Octane Studio." All other brand names or trademarks appearing in this proxy statement/prospectus are the property of their respective holders.

                         THE E.PIPHANY SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING

     The special meeting of the stockholders of E.piphany will be held at the Hotel Sofitel located at 223 Twin Dolphin Drive, Redwood City, California 94065, on May 31, 2000, at 9:00 a.m., local time.

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, E.piphany stockholders will consider and vote upon a proposal to issue shares of E.piphany common stock to shareholders of Octane in connection with the merger of a wholly-owned subsidiary of E.piphany into Octane.

     E.piphany stockholders will also be asked to consider and vote upon such other matters as may be properly submitted at the special meeting. Additionally, E.piphany stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the proposed issuance of shares of E.piphany common stock in connection with the merger.

     THE E.PIPHANY BOARD HAS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE PROPOSED ISSUANCE OF SHARES OF E.PIPHANY COMMON STOCK TO OCTANE SHAREHOLDERS IN CONNECTION WITH THE MERGER, AND BELIEVES THAT THE TERMS OF THE MERGER, THE MERGER AGREEMENT AND THE ISSUANCE OF THE SHARES ARE FAIR TO, AND IN THE BEST INTERESTS OF, E.PIPHANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF E.PIPHANY STOCK VOTE "FOR" THE PROPOSED ISSUANCE OF SHARES OF E.PIPHANY COMMON STOCK TO OCTANE SHAREHOLDERS IN CONNECTION WITH THE MERGER.

RECORD DATE; VOTING RIGHTS; PROXIES

     Only holders of E.piphany capital stock at the close of business on April 14, 2000, the record date, are entitled to notice of and to vote at the special meeting.

     As April 14, 2000, there were 32,444,364 shares of E.piphany common stock issued and outstanding.

     The accompanying form of proxy is for use at the special meeting if a stockholder will be unable to attend the special meeting. All shares of E.piphany common stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SHARES OF E.PIPHANY COMMON STOCK REPRESENTED BY SUCH PROXIES WILL BE VOTED "FOR" THE ISSUANCE OF SHARES OF E.PIPHANY COMMON STOCK TO OCTANE SHAREHOLDERS IN CONNECTION WITH THE MERGER OF A WHOLLY-OWNED SUBSIDIARY OF E.PIPHANY INTO OCTANE. E.piphany does not know of any matters other than as described in the notice of special meeting of stockholders that are to come before the special meeting. If any other matter is properly presented for action at the special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on such matters in accordance with their best judgment.

     A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice to the Assistant Secretary of E.piphany, by signing and returning a later-dated proxy, or by voting in person at the special meeting. However, mere attendance at the special meeting will not in and of itself have the effect of revoking the proxy. Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of election appointed for the special meeting.

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the E.piphany board of directors. E.piphany will bear all expenses in connection with such solicitation. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of E.piphany in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated for, but may be reimbursed by E.piphany for out-of-pocket expenses incurred in connection with, such solicitation. Arrangements have also been made with brokerage firms, banks, custodians, nominees and fiduciaries for the forwarding of proxy and solicitation materials to owners of E.piphany common stock held of record by such persons, and these firms will be reimbursed for reasonable expenses incurred in forwarding the proxy and solicitation materials.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence in person or by properly executed proxy of holders of a majority of all the issued and outstanding shares of E.piphany common stock entitled to vote is necessary to constitute a quorum at the special meeting. For purposes of determining whether a quorum is present, the inspector of election will include shares that are present or represented by proxy, even if the holders of such shares abstain from voting on any particular matter. In the event that a broker, bank, custodian, nominee or other record holder of E.piphany common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal -- known as a broker non-vote -- those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Accordingly, abstentions and broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the shares entitled to vote thereon.

REQUIRED VOTE

     Pursuant to rules promulgated by the National Association of Securities Dealers relating to the Nasdaq Stock Market, E.piphany stockholders are required to approve the issuance of shares of E.piphany common stock to the Octane shareholders in connection with the merger because the number of shares of E.piphany common stock to be issued will be in excess of 20% of the number of shares of E.piphany common stock outstanding immediately prior to the proposed issuance of shares. The approval of the issuance of shares of E.piphany common stock to the Octane shareholders requires the affirmative vote of the holders of a majority of the shares of E.piphany common stock present or represented at the E.piphany special meeting of stockholders. For all purposes, each share of E.piphany common stock entitles the holder thereof to one vote per share.

     For purposes of determining whether the proposed issuance of shares of E.piphany common stock to the Octane shareholders has been approved, the inspector of election will include abstentions and broker non-votes as a portion of the number of shares deemed to have voted on such matters at the special meeting. Accordingly, abstentions and broker non-votes will have the effect of a "no" vote on the proposal to approve the proposed issuance of shares of E.piphany common stock in connection with the merger.

     As of April 14, 2000, directors and executive officers of E.piphany and their affiliates were beneficial owners of an aggregate of 10,220,773 shares of E.piphany common stock, or approximately 31.1% of the outstanding shares of common stock.

     All of the E.piphany directors, executive officers and certain of their affiliates have entered into agreements to vote all shares of E.piphany capital stock beneficially owned by them in favor of the proposed issuance of shares of E.piphany common stock to the Octane shareholders in connection with the merger.

     The matters to be considered at the special meeting are of great importance to the stockholders of E.piphany. Accordingly, stockholders are urged to read and carefully consider the information presented in the proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

                           THE OCTANE SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING

     The special meeting of the shareholders of Octane will be held at the offices of Octane located at 2929 Campus Drive #101, San Mateo, California 94403, on May 31, 2000, at 8:00 a.m., local time.

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, Octane shareholders will consider and vote upon:

     - a proposal to approve the merger agreement and the merger, and

     - a proposal that all Octane preferred stock be converted into Octane common stock immediately prior to the closing.

     Octane shareholders will also be asked to consider and vote upon such other matters as may be properly submitted at the special meeting. Additionally, Octane shareholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the merger agreement and the conversion of the Octane preferred stock.

     THE OCTANE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE PREFERRED STOCK CONVERSION, BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT, THE MERGER AND THE PREFERRED STOCK CONVERSION ARE FAIR TO, AND IN THE BEST INTERESTS OF, OCTANE AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF OCTANE STOCK VOTE "FOR" ADOPTION AND APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE PREFERRED STOCK CONVERSION.

RECORD DATE; VOTING RIGHTS; PROXIES

     Only holders of Octane capital stock at the close of business on April 14, 2000, the record date, are entitled to notice of and to vote at the special meeting.

     As of April 14, there were 9,729,189 shares of Octane common stock issued and outstanding, and 12,951,320 shares of Octane preferred stock issued and outstanding.

     The accompanying form of proxy is for use at the special meeting if a shareholder will be unable to attend the special meeting. All shares of Octane common stock and preferred stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SHARES OF OCTANE COMMON STOCK AND PREFERRED STOCK REPRESENTED BY SUCH PROXIES WILL BE VOTED "FOR" ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE MERGER AND "FOR" THE PREFERRED STOCK CONVERSION. Octane does not know of any matters other than as described in the notice of special meeting of shareholders that are to come before the special meeting. If any other matter is properly presented for action at the special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on such matters in accordance with their best judgment.

     A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice to the Secretary of Octane, by signing and returning a later-dated proxy, or by voting in person at the special meeting. However, mere attendance at the special meeting will not in and of itself have the effect of revoking the proxy. Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of election appointed for the special meeting.

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the Octane board of directors. Octane will bear all expenses in connection with such solicitation. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Octane in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated for, but may be reimbursed by Octane for out-of-pocket expenses incurred in connection with, such solicitation.

QUORUM; ABSTENTIONS

     The presence in person or by properly executed proxy of holders of a majority of all the issued and outstanding shares of Octane common stock and preferred stock entitled to vote is necessary to constitute a quorum at the special meeting. While there is no definitive statutory or case law authority in California as to the proper treatment of abstentions, Octane believes that abstentions should be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but should not be counted for purposes of determining the number of shares entitled to vote on a particular proposal as the shareholder has expressly declined to vote on the proposal. Accordingly, abstentions and broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the shares entitled to vote thereon.

REQUIRED VOTE

     Adoption and approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Octane common stock, a majority of the outstanding shares of Octane preferred stock, and a majority of the outstanding shares of Octane common stock and preferred stock voting together as a single class.

     Approval of the preferred stock conversion requires the affirmative vote of the holders of 66 2/3% of the outstanding shares of Octane preferred stock.

     For all purposes, each share of Octane common stock entitles the holder thereof to one vote per share and each share of Octane preferred stock entitles the holder thereof to one vote per share.

     For purposes of determining whether the merger, the merger agreement and preferred stock conversion have been approved, the inspector of election will include abstentions as a portion of the number of shares deemed to have voted on such matters at the special meeting. Accordingly, abstentions will have the effect of a "no" vote on the proposals to approve merger agreement, the merger and preferred stock conversion.

     As of April 14, 2000, directors and executive officers of Octane and their affiliates were beneficial owners of an aggregate of 7,271,360 shares of Octane common stock and 9,626,519 shares of preferred stock, or approximately:

     - 74.7% of the outstanding shares of common stock, and

     - 74.3% of the outstanding shares of preferred stock.

     All of the Octane directors, executive officers, venture capital firms affiliated with some of the Octane directors, and all other affiliates of Octane have entered into agreements to vote all shares of Octane common stock and preferred stock of Octane beneficially owned by them in favor of the merger, the merger agreement and the preferred stock conversion.

     The matters to be considered at the special meeting are of great importance to the shareholders of Octane. Accordingly, shareholders are urged to read and carefully consider the information presented in the proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

                   DISSENTERS' RIGHTS OF OCTANE SHAREHOLDERS

     THE FOLLOWING SUMMARY OF DISSENTERS' RIGHTS UNDER CALIFORNIA LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW, THE COMPLETE TEXT OF WHICH IS ATTACHED HERETO AS ANNEX IV.

     FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE MAY RESULT IN THE LOSS, TERMINATION OR WAIVER OF DISSENTERS' RIGHTS. AN OCTANE SHAREHOLDER WHO SIGNS A PROXY CARD APPROVING AND AUTHORIZING THE MERGER AND THE MERGER AGREEMENT OR WHO RETURNS A BLANK EXECUTED PROXY WILL NOT HAVE A RIGHT TO DISSENT FROM THE MERGER OR THE MERGER AGREEMENT.

     The rights of Octane shareholders who dissent in connection with the merger are governed by specific legal provisions contained in Chapter 13 (Sections
1300 - 1312) of the California Corporations Code, the text of which is attached as Annex IV hereto. The description of dissenters' rights contained in this proxy statement/prospectus is qualified in its entirety by reference to those sections of the California Corporations Code. FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     If the merger is completed, certain of the Octane shareholders who object to the merger and who have fully complied with all applicable provisions of Chapter 13 of the California Corporations Code may have the right to require Octane to purchase the shares of Octane common stock held by them for cash at the fair market value of those shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the merger. Persons who are beneficial owners of shares of Octane common stock but whose shares are held by another person, such as a broker or nominee, should instruct the record holder to follow the procedures outlined below if such persons wish to dissent with respect to any or all of their shares. Under the California Corporations Code, no shareholder who is entitled to exercise dissenters' rights has any right at law or in equity to attack the validity of the merger or to have the merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the merger had been legally voted in favor of the merger.

     Shares of Octane common stock must be purchased by Octane upon demand from a dissenting shareholder if all applicable requirements are complied with, but only if (a) demands for payment are filed with respect to 5% or more of the outstanding shares of such Octane common stock, or (b) the shares are subject to a restriction on transfer imposed by Octane or by any law or regulation.

     Octane is not aware of any restriction on transfer of any of the shares of Octane common stock except restrictions that may be imposed upon shareholders who are deemed to be "affiliates" of Octane as that term is defined in Rule 144 under the Securities Act. Those shareholders who believe there is some such restriction affecting their shares should consult with their own legal counsel as to the nature and extent of any dissenters' rights they may have.

     For an Octane shareholder to exercise the right to have Octane purchase his or her shares of Octane common stock, the procedures to be followed under Chapter 13 of the California Corporations Code include the following requirements:

     - The shareholder of record must have voted the shares against the merger. It is not sufficient to abstain from voting. However, the shareholder may abstain as to part of his or her shares or vote part of those shares for the merger without losing the right to have purchased those shares which were voted against the merger, and

     - Any such shareholder who voted against the merger, and who wishes to have his or her shares that were voted against the merger purchased by Octane, must make a written demand to have Octane purchase those shares for cash at their fair market value. The demand must include the information specified below and must be received by Octane or its transfer agent not later than the date of the Octane special meeting, which is May 31, 2000.

     Within ten days after the approval of the merger by Octane shareholders, the respective holders of shares of Octane common stock who voted against the merger and made a timely demand for purchase (and who are entitled to require Octane to purchase their shares because either (a) holders of 5% or more of the outstanding shares filed demands by the date of the Octane special meeting, or
(b) the shares are restricted as to transfer) must be notified by Octane of the approval and Octane must offer all of these shareholders a cash price for their shares that Octane considers to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. The notice also must contain a brief description of the procedures to be followed under Chapter 13 of the California Corporations Code in order for a shareholder to exercise the right to have Octane purchase his or her shares, including the 30-day time period for submitting certificates representing shares as to which dissenters' rights are being exercised, and attach a copy of the relevant provisions of the California Corporations Code.

DEMAND FOR PURCHASE

     Merely voting or delivering a proxy directing a vote against the approval of the merger does not constitute a demand for purchase. A written demand is essential.

     In all cases, the written demand that the dissenting shareholder must deliver to Octane must:

     - be made by the person who was the shareholder of record, including a transferee of record, on the Octane record date set for voting on the merger, April 14, 2000, or his or her duly authorized representative, and not by someone who is merely a beneficial owner of the shares,

     - state the number and class of dissenting shares, and

     - include a demand that Octane purchase the shares at what the shareholder claims to be the fair market value of such shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. It is Octane's position that this day is March 14, 2000. A shareholder may take the position in the written demand that a different date is applicable. The shareholder's statement of fair market value constitutes an offer by such dissenting shareholder to sell the shares to Octane at such price.

     In addition, it is recommended that the following conditions be complied with to ensure that the demand is properly executed and delivered:

     - the demand should be sent by registered or certified mail, return receipt requested,

     - the demand should be signed by the shareholder of record, or his or her duly authorized representative, exactly as his or her name appears on the stock certificates evidencing the shares,

     - a demand for the purchase of shares owned jointly by more than one person should identify and be signed by all such holders, and

     - any person signing a demand for purchase in any representative capacity -- such as attorney-in-fact, executor, administrator, trustee or guardian -- should indicate his or her title and, if

       Octane so requests, furnish written proof of his or her capacity and authority to sign the demand.

     A shareholder may not withdraw a demand for payment without the consent of Octane. Under the terms of the California Corporations Code, a demand by a shareholder is not effective for any purchase unless it is received by Octane (or any transfer agent thereof).

OTHER REQUIREMENTS

     Within 30 days after the date on which the notice of the approval of the merger is mailed by Octane to its shareholders, the shareholders' certificates representing any shares which any shareholder demands be purchased must be submitted to Octane at its principal office, or at the office of any transfer agent thereof, to be stamped with a statement that the shares are dissenting shares. Upon subsequent transfer of these shares, the new certificates will be similarly stamped, together with the name of the original dissenting shareholder.

     If Octane and a dissenting shareholder agree that the shares held by such shareholder are eligible for dissenters' rights and agree upon the price of such shares, the dissenting shareholder is entitled to receive from Octane the agreed price with interest thereon at the legal rate on judgments from the date of such agreement. Any agreement fixing the fair market value of dissenting shares as between Octane and the holders thereof must be filed with the Secretary of Octane at the address set forth below. Subject to certain provisions of Section 1306 and Chapter 5 of the California Corporations Code, payment of the fair market value of the dissenting shares shall be made within 30 days after the amount thereof has been agreed upon or within 30 days after the statutory or contractual conditions to the merger are satisfied, whichever is later. Cash dividends declared and paid by Octane upon the dissenting shares after the date of approval of the merger by its shareholders and prior to payment for the shares shall be credited against the total amount to be paid by Octane.

     If Octane and a dissenting shareholder fail to agree on either the fair market value of the shares or on the eligibility of the shares to be purchased, then either the shareholder or Octane may file a complaint for judicial resolution of the dispute in the superior court of the proper county. The complaint must be filed within six months after the date on which the respective notice of approval is mailed to the shareholders. If a complaint is not filed within six months, the shares will lose their status as dissenting shares. Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in such an action. If the eligibility of the shares is at issue, the court will first decide this issue. If the fair market value of the shares is in dispute, the court will determine, or shall appoint one or more impartial appraisers to assist in its determination of the fair market value. The costs of the action will be assessed or apportioned as the court considers equitable, but if the fair market value is determined to exceed 125% of the price offered to the shareholder, Octane will be required to pay such costs.

     Any demands, notices, certificates or other documents required to be delivered to Octane may be sent to the Secretary, Octane Software, Inc., 2929 Campus Drive #101, San Mateo, CA 94403.

                      THE MERGER AND RELATED TRANSACTIONS

     The following discussion summarizes the proposed merger and related transactions. The discussion is not, however, a complete statement of all provisions of the merger agreement and related agreements. Detailed terms of and conditions to the merger and related transactions are contained in the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex I. Statements made in this proxy statement/prospectus with respect to the terms of the merger and related transactions are qualified in their respective entireties by reference to, and you are urged to read the more detailed information set forth in the merger agreement and the other documents attached to the back of this proxy statement/prospectus.

BACKGROUND OF THE MERGER AND RELATED TRANSACTIONS

     E.piphany from time to time has evaluated entering into strategic relationships with and strategic acquisitions of companies with complementary businesses and technologies. Octane Software, Inc. has been growing its organization, customer base and revenue and was preparing to file a registration statement to conduct an initial public offering. Octane was also in the process of developing strategic partnerships to complement its operational customer relationship management solutions.

     In early 1999, Aditya (Tim) Guleri, Chairman of the Board of Directors, Chief Executive Officer of Octane, and Roger Siboni, President and Chief Executive Officer of E.piphany, became aware of each others' companies through common acquaintances and business partners.

     In June 1999, Mr. Siboni and Mr. Guleri met at E.piphany's headquarters to discuss their respective companies and strategies. The two executives agreed that a strategic partnership would be beneficial to both companies in the future.

     On November 11, 1999, Phil Fernandez, E.piphany's Executive Vice President of Engineering and Paul Rodwick, E.piphany's Vice President of Product Marketing and Strategy, met with Mr. Guleri and Kira Makagon, Octane's Chief Technical Officer, at E.piphany's headquarters. They briefly discussed their respective software products and how the two companies might work together. They agreed to set up another meeting in which they could provide product demonstrations to each other.

     On December 2, 1999, Mr. Rodwick and Don Fornes, E.piphany's Director of Strategic Planning, met with Mr. Guleri and Tom Clark, Octane's Director of Product Marketing, at Octane's headquarters. They provided each other with product demonstrations and again discussed how the two companies might work together.

     On January 26, 2000, Mr. Siboni and Mr. Guleri met at a local restaurant to discuss the nature of the strategic partnership that was being discussed. At that meeting, Mr. Siboni suggested that there could be merits to combining the two companies. Both executives agreed that the idea should be pursued concurrently with the development of a business relationship.

     On February 3, 2000, Mr. Siboni met with Mr. Guleri and David Strohm, a member of the Octane Board of Directors, and continued the previous discussions regarding the potential combination of the companies.

     On February 8, 2000, Mr. Rodwick and Mr. Fornes met with Todd Rowe, Octane's Vice President of Business Development and John Diorio, a Product Manager at Octane, at E.piphany's headquarters. The meeting focused on outlining the growth strategies of both companies.

     On February 9, 2000, Mr. Rodwick, Mr. Fornes and Ron Barale, E.piphany's Vice President of Application Development, met with Ms. Makagon, Mr. Rowe and Mr. Diorio at Octane's headquarters. The meeting focused on technical aspects of the Octane product and how best to integrate that product with E.piphany's products.

     On February 12, 2000, the executive teams of both companies met at E.piphany's headquarters. At that meeting, Mr. Siboni made an informal presentation to the senior Octane executives regarding the synergies and strategic benefits that could accrue to both companies if a business combination was effected. Mr. Siboni asked that serious discussions begin toward agreeing on a business combination. Representatives of the two companies then discussed their growth strategies and cultures and how the two companies might come together in a business combination.

     Later on February 12, 2000, Octane's management proceeded to have internal discussions, and, after a discussion with the Octane board of directors on February 13, 2000, Octane agreed to engage in merger discussions with E.piphany. At an informal meeting of the Octane board of directors on February 13, 2000, the board discussed the retention of an investment banking firm to advise Octane and its board of directors on the merger transaction, but a final decision to proceed in this direction was not made.

     On February 13, 2000, valuation discussions began on an informal basis between Mr. Siboni and Mr. Guleri.

     Between February 15, 2000 and March 15, 2000, Mr. Siboni met with Mr. Guleri on numerous occasions to discuss the terms of a potential acquisition. Some of these meetings included Kevin Yeaman, E.piphany's Chief Financial Officer and James Doehrman, Octane's Chief Financial Officer.

     On February 16, 2000, senior executives from both companies met and performed due diligence so that valuation discussions could be refined.

     On February 17, 2000, at the direction of E.piphany, a representative from Credit Suisse First Boston reviewed mechanics of valuation calculation generally with the Octane board of directors and senior executives. This meeting was inconclusive and informal discussions about valuation metrics continued into the next week.

     On February 18, 2000, at a regularly scheduled meeting of the E.piphany board of directors, Mr. Siboni updated the board on the discussions with Octane and other strategic alternatives available to E.piphany. The board directed E.piphany's management to continue its discussions with Octane.

     On February 22, 2000, Mr. Guleri and Mr. Siboni reached tentative agreement on the mechanics of the valuation calculation and that any E.piphany offer would be presented as a fixed number of E.piphany shares based on a negotiated ownership percentage to be held by Octane in the combined company. It was further agreed that the share calculation would be based on the fully diluted number of shares of E.piphany common stock outstanding at the latest practicable date prior to the consummation of the merger.

     Due diligence meetings were held between various senior executives of both companies during the weeks of February 21, 2000 and February 28, 2000. On February 23, 2000, senior executives of Octane met with representatives of Credit Suisse First Boston to discuss the financial advisor's due diligence being conducted on behalf of E.piphany. Follow-up discussions were held during the next several days.

     On February 26, 2000, Mr. Guleri had an informal meeting with Mr. Strohm and Mr. Robert Davoli, another member of the Octane Board of Directors, and discussed various other strategic alternatives, which included Octane's continued pursuit of an initial public offering and possible business combinations with other companies. The Octane board concluded that discussions should continue between E.piphany and Mr. Guleri, and the board reached agreement on the range of valuation that the Octane board of directors would consider acceptable. All parties agreed that if consensus could not be achieved within that valuation range within one week, Octane should continue to aggressively pursue its initial public offering. The parties again discussed the potential need for

Octane to hire an investment banking firm to advise it and its board of directors on the transaction, but did not reach a final conclusion.

     On February 29, 2000, Mr. Strohm met with Mr. Siboni and had further informal discussions on the valuation range that was acceptable to Octane and conducted due diligence on behalf of the Octane board.

     On March 3, 2000, Mr. Siboni met with Mr. Guleri, and both began serious discussions with an intent to reach a consensus on valuation so that drafting of a definitive agreement of merger could begin. After lengthy discussions, Mr. Siboni presented Mr. Guleri with a verbal offer for Octane that equaled approximately 12.8 million shares of E.piphany common stock, or a 26.5% interest in the combined companies. This offer was accepted verbally by Mr. Guleri. Both parties agreed to begin negotiation of a definitive merger agreement.

     Negotiation of a definitive agreement of merger and legal due diligence began on March 4, 2000. Shortly after negotiations began, the Octane board made a final recommendation that Octane retain an investment banking firm to advise Octane and its board of directors during the negotiations of the definitive agreement of merger. On March 8, 2000, Octane contacted Morgan Stanley Dean Witter and hired them to provide advisory services.

     Discussions about the final valuation continued on an informal basis until both parties agreed on March 13, 2000 that the March 3, 2000 agreement of 12.8 million shares of E.piphany common stock, or 26.5% of the combined companies, would be the final agreed valuation.

     On March 13, 2000 the Octane board received copies of the proposed merger agreement.

     On March 14, 2000 the Octane board met again telephonically to discuss the status of negotiations. Mr. Guleri discussed the status of key points in the negotiation. Octane's legal counsel then advised the board of its fiduciary obligations in considering a possible transaction with E.piphany, and reviewed with the Octane board the terms of the proposed merger agreement and the status of the negotiation on those terms. Representatives of Morgan Stanley Dean Witter then further reviewed with the board its analysis of valuations of comparable companies and comparable transactions and answered the board's questions about comparable transactions. The board asked numerous questions of Morgan Stanley Dean Witter and Octane's legal counsel, and a discussion ensued regarding open issues and strategic alternatives. The board authorized Mr. Guleri and Mr. Doehrman to proceed with negotiations toward finalizing the definitive agreement subject to the satisfactory resolution of certain open issues and unanimously voted to approve the merger.

     On March 14, 2000, the E.piphany board of directors met telephonically with its legal counsel and financial advisors. Mr. Siboni, Mr. Yeaman and E.piphany's legal counsel reviewed with the board the terms of the merger agreement and the status of negotiations relating to those terms. Also at this meeting, representatives of Credit Suisse First Boston reviewed with the board its financial analysis with respect to the proposed merger consideration. Representatives of Credit Suisse First Boston then rendered to the E.piphany board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated March 14, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration provided for in the merger was fair, from a financial point of view, to E.piphany. The board asked numerous questions and discussed the merits of the transaction at length. After this discussion, the board unanimously voted to approve the merger.

     The definitive agreement was signed during the evening of March 14, 2000 and a joint press release was issued by E.piphany and Octane announcing the signing of the merger agreement on March 15, 2000.

JOINT REASONS FOR THE MERGER

     The boards of directors of E.piphany and Octane have each unanimously approved the merger agreement and the merger, and each of the E.piphany and the Octane board unanimously recommends approval of the merger agreement and the merger by their respective stockholders. The boards of both companies have identified a number of potential benefits which they believe will contribute to the success of the combined company, including:

     - creation of a more complete solution that includes software for both analyzing customer data as well as automating customer interactions across all points of customer interaction,

     - enabling the combined company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change,

     - enabling the combined company to more effectively sell and market its solutions,

     - enabling the combined company to increase market penetration by selling both companies' solutions through both companies' sales and distribution channels, and

     - creation of a unified enterprise application platform, allowing the combined company to more effectively develop and market additional applications.

E.PIPHANY'S REASONS FOR THE MERGER

     The E.piphany board has unanimously approved the merger and has identified several potential benefits of the merger that it believes will contribute to the success of the combined entity following the merger. The E.piphany board believes that Octane possesses technology that will be valuable to E.piphany's product and service offerings. In the process of approving the merger, the E.piphany board considered a number of factors, including:

     - the opportunity to enhance the E.piphany E.4 System with Octane's technology,

     - the ability to automate customer interactions in addition to analyzing customer data,

     - the ability to integrate multiple channels of customer interaction, including the Web, call center, email, fax and wireless devices,

     - the ability to offer a more complete solution to customers that are looking to reduce the number of vendors from which they have to purchase software products,

     - the opportunity to accelerate the development of other new product initiatives by utilizing the greater engineering resources of the combined company,

     - increased capacity across the entire organization through the addition of over 200 Octane employees,

     - the ability to cross-sell E.piphany's and Octane's products, thereby increasing revenue without a commensurate increase in selling costs, and

     - the extent to which the increased size of the combined company will enable it to compete with larger competitors.

     In the course of its deliberations, the E.piphany board reviewed a number of additional factors relevant to the merger. These factors included:

     - information concerning the respective businesses, prospects, historical financial performance and conditions, operations, technologies, management, products, competitive positions, customers and future development plans of both E.piphany and Octane,

     - the terms of the merger agreement,

     - the likelihood of realizing superior benefits through alternative strategies,

     - the value of Octane as a part of E.piphany's operations,

     - the compatibility of management and businesses of E.piphany and Octane, and

     - results from E.piphany's management's due diligence investigation of Octane.

     The E.piphany board also considered a variety of potentially negative factors in its deliberations concerning the merger. These factors include:

     - the potential loss of revenue from E.piphany's business following the merger as a result of confusion in the marketplace and the possible exploitation of such confusion by competitors of E.piphany,

     - the possibility of management distraction associated with the acquisition,

     - the risk that benefits sought to be achieved by the acquisition might not be realized,

     - accounting charges from the merger, and

     - the risks described above in the section entitled "Risk Factors."

     Additionally, in evaluating the proposed acquisition, the E.piphany board of directors considered the pro forma contribution from Octane to revenue and net losses of the combined company, both historically and in the near term. Although based on such analyses the E.piphany board of directors concluded that the acquisition would increase losses in the near term, for the strategic reasons set forth above, the board unanimously determined that E.piphany should proceed with the merger agreement and the merger.

     The preceding discussion of the information and factors considered by the E.piphany board is not, and is not intended to be, exhaustive, but is believed to include the material factors considered by the E.piphany board in evaluating the merger and the issuance of shares of E.piphany common stock to Octane shareholders in connection therewith. In view of the variety of factors considered in connection with its evaluation of the merger, the E.piphany board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the E.piphany board may have given different weights to different factors. In the course of its deliberations, the E.piphany board did not establish a range of values for E.piphany capital stock; however, based on the factors outlined above and after consultation with its financial advisor, Credit Suisse First Boston, the E.piphany board unanimously determined that the terms of the merger are fair to, and that the merger is in the best interest of, E.piphany and its stockholders.

VOTE REQUIRED

     Under the rules of the Nasdaq Stock Market, approval of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger requires the affirmative vote of holders of a majority of the shares of E.piphany common stock present or represented at the special meeting of E.piphany stockholders.

RECOMMENDATION OF E.PIPHANY BOARD OF DIRECTORS

     After careful consideration, the E.piphany board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of E.piphany common stock to Octane shareholders, to be fair and in the best interests of its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the proposed issuance of the shares of E.piphany common stock, and recommend that the E.piphany stockholders vote for approval of the proposed issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger.

OPINION OF E.PIPHANY'S FINANCIAL ADVISOR

     Credit Suisse First Boston has acted as E.piphany's exclusive financial advisor in connection with the merger. E.piphany selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation, and familiarity with E.piphany's business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, E.piphany requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to E.piphany of the consideration provided for in the merger. On March 14, 2000, at a meeting of the E.piphany board of directors held to evaluate the merger, Credit Suisse First Boston rendered to the E.piphany board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 14, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration provided for in the merger was fair, from a financial point of view, to E.piphany. For purposes of its opinion, Credit Suisse First Boston defined the consideration as the aggregate number of shares of E.piphany common stock and options, warrants and other rights to purchase E.piphany common stock to be issued to Octane shareholders in the merger.

     The full text of Credit Suisse First Boston's written opinion, dated March 14, 2000, to the E.piphany board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex V and is incorporated into this document by reference. Holders of E.piphany common stock are urged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the E.piphany board of directors and relates only to the fairness of the consideration from a financial point of view, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any E.piphany stockholder or any Octane shareholder as to any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this document is qualified in its entirety by reference to the full text of the opinion.

     In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and related documents, as well as publicly available business and financial information relating to E.piphany and available business and financial information relating to Octane. Credit Suisse First Boston also reviewed other information relating to E.piphany and Octane, including financial forecasts, that were provided to or discussed with Credit Suisse First Boston by E.piphany and Octane. Credit Suisse First Boston also met with the managements of E.piphany and Octane to discuss the businesses and prospects of E.piphany and Octane, including the ability to integrate the businesses of E.piphany and Octane. Credit Suisse First Boston considered financial and stock market data of E.piphany and financial data of Octane, and compared those data with similar data for publicly held companies in businesses similar to those of E.piphany and Octane. Credit Suisse First Boston considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have recently been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on that information being complete and accurate in all material respects. Credit Suisse First Boston reviewed and discussed with the management of E.piphany publicly available financial forecasts relating to E.piphany and was advised, and assumed, that the forecasts represented reasonable estimates and judgments as to the future financial performance of E.piphany. With respect to the financial forecasts for Octane, Credit Suisse First Boston was advised, and assumed, that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of E.piphany and Octane as to the future financial performance of Octane. In addition, Credit Suisse First Boston relied on, without independent verification, the assessment of the managements of E.piphany and Octane as to E.piphany's and Octane's ability to retain key employees of Octane, the strategic benefits anticipated by the managements of E.piphany and Octane to result from the merger, Octane's existing technology and products and the validity of, and risks associated with, Octane's future technology and products and the ability to integrate the businesses of E.piphany and Octane. Credit Suisse First Boston also assumed, with E.piphany's consent, that the merger would be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of E.piphany and Octane, nor was Credit Suisse First Boston furnished with any evaluations or appraisals.

     Credit Suisse First Boston's opinion is necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of E.piphany common stock actually will be when issued or the prices at which E.piphany common stock will trade following the merger. Although Credit Suisse First Boston evaluated the consideration in the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through negotiation between E.piphany and Octane. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

     In preparing its opinion to the E.piphany board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of E.piphany and Octane. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to E.piphany and Octane or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

     Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the E.piphany board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the E.piphany board of directors or management with respect to the merger or the consideration.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the E.piphany board of directors at a meeting of the E.piphany board of directors held on March 14, 2000. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

     Historical Stock Price Analysis. Credit Suisse First Boston analyzed the prices at which the E.piphany common stock traded since E.piphany's initial public offering on September 22, 1999 through March 13, 2000. Credit Suisse First Boston noted that the all-time high closing price for E.piphany common stock was $317.48 and the all-time low closing price for E.piphany common stock was $38.31.

     Peer Group Comparison. Credit Suisse First Boston compared financial, operating and stock market data of E.piphany to corresponding data of the following 17 publicly traded companies in the e-commerce enabling and e-analytics business categories:

                 E-COMMERCE ENABLING                                             E-ANALYTICS
                 -------------------                                             -----------
- Broadvision, Inc.                                         - Microstrategy Incorporated
- Vignette Corporation                                      - Broadbase Software, Inc.
- Kana Communications, Inc.                                 - Exchange Applications, Inc.
- Webmethods, Inc.
- Art Technology Group, Inc.
- Selectica, Inc.
- Silknet Software, Inc.
- Interwoven, Inc.
- Firepond, Inc.
- Interworld Corporation
- Primus Knowledge Solutions, Inc.
- Egain Communications Corporation
- Net Perceptions, Inc.
- Calico Commerce, Inc.

     Credit Suisse First Boston compared aggregate values, calculated as equity value, plus debt, less cash, as multiples of the latest 12 months and estimated calendar years 2000 and 2001 revenues for the peer group companies. Credit Suisse First Boston also compared aggregate values, calculated as equity value, plus debt, less cash, as multiples of the latest 12 months and estimated calendar years

2000 and 2001 revenues for Silknet, prior to the announcement of a definitive agreement to be acquired by Kana, and on a pro forma basis for the combined Kana/Silknet. All multiples were based on closing stock prices on March 13, 2000. Estimated financial data for the selected companies and E.piphany were based on securities research analysts' estimates. This analysis indicated the following implied multiples, as compared to the implied multiples for E.piphany:

                                                          REVENUE MULTIPLES
                                              -----------------------------------------
                                               LATEST       ESTIMATED       ESTIMATED
                                              12 MONTHS   CALENDAR 2000   CALENDAR 2001
                                              ---------   -------------   -------------
E-Commerce Enabling Companies (median)......   213.5x         93.2x           57.5x
E-Analytics Companies (median)..............   128.4x         86.3x           49.9x
Silknet as of February 4, 2000..............   120.5x         62.3x           37.6x
Kana/Silknet Combined.......................   419.9x        172.5x           91.9x
E.piphany...................................   510.3x        175.8x           91.7x

     IPO Analysis. Credit Suisse First Boston estimated the present value of Octane's fully-distributed equity value assuming an initial public offering of Octane in the third quarter of 2000. Credit Suisse First Boston applied a range of multiples from 40.0x to 90.0x of estimated calendar year 2001 revenues to the estimated financial forecasts for Octane as provided by Octane management. This analysis indicated an implied aggregate reference range for Octane of approximately $1,260 million to $2,835 million. Credit Suisse First Boston also applied the multiples of calendar year 2001 revenues observed for two companies which had recently effected an initial public offering, Selectica, Inc. and Webmethods, Inc., which resulted in implied aggregate values for Octane of $5,302 million and $8,959 million. Credit Suisse First Boston noted that the implied fully-diluted aggregate transaction value of the consideration based on the closing price for E.piphany common stock as of March 13, 2000 was $3,624 and, based on the average price of E.piphany common stock over the 30 trading days preceding March 14, 2000 was $2,438 million.

     Transaction Matrix Analysis. Credit Suisse First Boston reviewed the implied aggregate transaction value of the consideration based on the closing price for E.piphany as of March 13, 2000 and the average price of E.piphany common stock over the 30 trading days preceding March 14, 2000 and the implied multiples of estimated calendar years 2000 and 2001 revenues for Octane. The revenues of Octane were based upon both the estimates of Octane management, referred to as the Octane case, and E.piphany management, referred to as the E.piphany case. This analysis indicated the following implied aggregate transaction values and multiples of calendar year 2000 and 2001 revenues, as compared to the multiples for E.piphany on a stand-alone basis and for selected companies in the e-commerce enabling and e-analytics business categories:

                                                             IMPLIED AGGREGATE TRANSACTION VALUE
                                                               AS MULTIPLES OF OCTANE REVENUES
                                                        ---------------------------------------------
                                                             OCTANE CASE           E.PIPHANY CASE
                                                        ---------------------   ---------------------
                                    IMPLIED AGGREGATE   ESTIMATED   ESTIMATED   ESTIMATED   ESTIMATED
         PERIOD PRIOR TO            TRANSACTION VALUE   CALENDAR    CALENDAR    CALENDAR    CALENDAR
          MARCH 13, 2000              (IN MILLIONS)       2000        2001        2000        2001
         ---------------            -----------------   ---------   ---------   ---------   ---------
Current market....................       $3,624          169.4x       75.3x      177.8x       72.0x
30 trading days average...........       $2,438          114.0x       50.6x      119.6x       48.5x

    MEDIAN TRADING STATISTICS        AGGREGATE VALUE
    -------------------------       -----------------
E.piphany.........................       $9,789          175.8x       91.7x         N/A         N/A
E-Commerce Enabling...............          N/A           93.2x       57.5x         N/A         N/A
E-Analytics.......................          N/A           86.3x       49.9x         N/A         N/A

     Credit Suisse First Boston compared the results of this analysis to the aggregate values and multiples of revenue implied by Kana's acquisition of Silknet. The results of this analysis are as follows:

                                                     IMPLIED AGGREGATE TRANSACTION VALUE
                                                      AS MULTIPLES OF SILKNET REVENUES
                                             ---------------------------------------------------
                                                 AGGREGATE
                                             TRANSACTION VALUE      ESTIMATED        ESTIMATED
                                               (IN MILLIONS)      CALENDAR 2000    CALENDAR 2001
                                             -----------------    -------------    -------------
Silknet as of February 4, 2000.............       $ 2,687             62.3x            37.6x
Silknet at announcement....................       $ 4,189             97.2x            58.6x
Silknet as of March 13, 2000...............       $ 5,059            117.4x            70.7x
Kana/Silknet Combined......................       $15,028            172.5x            91.9x

     Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of E.piphany and Octane to the revenue of the combined company for the estimated second half of calendar year 2000 and estimated calendar years 2000 and 2001. E.piphany's revenue estimates were based on securities research analysts' estimates, and Octane's revenue estimates were based on both the E.piphany case and the Octane case. Credit Suisse First Boston then analyzed the pro forma ownership of the combined company implied by Octane's relative contribution. This analysis indicated the following:

                                                  IMPLIED OCTANE STOCKHOLDER PRO FORMA
                                                OWNERSHIP LEVEL BASED ON VARIOUS PERIODS
                                         -------------------------------------------------------
                                         ESTIMATED SECOND-HALF      ESTIMATED        ESTIMATED
                                             CALENDAR 2000        CALENDAR 2000    CALENDAR 2001
                                         ---------------------    -------------    -------------
E.piphany Case.........................          29.1%                26.1%            31.2%
Octane Case............................          28.6%                27.0%            30.3%

     The above estimates yielded a mean implied Octane stockholder pro forma ownership of 28.7%. Credit Suisse First Boston noted that the pro forma fully diluted ownership of the Octane stockholders in the combined company implied by the merger was 26.3%.

     Pro Forma Impact Analysis. Credit Suisse First Boston analyzed the potential pro forma effects of the merger on the estimated revenues per share for E.piphany for the second half of calendar year 2000 and for calendar year 2001. Estimated financial data for E.piphany were based on securities research analysts' estimates and estimated financial data for Octane were considered based upon both the E.piphany case and the Octane case. This analysis indicated the following accretion to E.piphany's estimated revenues per share:

                                                      ACCRETION TO EPIPHANY'S REVENUES
                                                       PER SHARE FOR VARIOUS PERIODS
                                                      --------------------------------
                                                       SECOND-HALF
                                                      CALENDAR 2000     CALENDAR 2001
                                                      --------------    --------------
E.piphany Case......................................       5.2%              8.4%
Octane Case.........................................       4.4%              6.9%

     Pro Forma Trading Analysis. Credit Suisse First Boston reviewed the potential pro forma effects of the merger on the aggregate value of the combined company as multiples of estimated calendar years 2000 and 2001 revenues for the combined company under both the E.piphany case and the Octane case using average closing stock prices for E.piphany over various periods. Credit Suisse First Boston compared the results of this analysis with the aggregate value of E.piphany, the four software companies listed below and the median of the selected e-commerce enabler companies as multiples of estimated calendar years 2000 and 2001 revenues. This analysis was performed based on research analysts' estimates. The results of this analysis are as follows:

                                                        PRO FORMA AGGREGATE VALUE
                                                AS MULTIPLES OF COMBINED COMPANY REVENUES
                                      --------------------------------------------------------------
                                               OCTANE CASE                    E.PIPHANY CASE
                                      -----------------------------   ------------------------------
                                        ESTIMATED       ESTIMATED       ESTIMATED        ESTIMATED
   PERIOD PRIOR TO MARCH 13, 2000     CALENDAR 2000   CALENDAR 2001   CALENDAR 2000    CALENDAR 2001
   ------------------------------     -------------   -------------   --------------   -------------
Since IPO...........................      87.5x           43.5x            88.6x           42.9x
90 trading days average.............     106.1x           52.8x           107.5x           52.1x
60 trading days average.............     114.1x           56.8x           115.6x           56.0x
45 trading days average.............     109.0x           54.2x           110.5x           53.5x
30 trading days average.............     114.8x           57.1x           116.4x           56.3x
20 trading days average.............     124.2x           61.8x           125.8x           60.9x
10 trading days average.............     167.9x           83.5x           170.1x           82.4x
March 13, 2000......................     174.1x           86.6x           176.4x           85.4x

PEER GROUP COMPANIES
E.piphany at March 13, 2000.........     175.8x           91.7x
Kana................................     226.6x          108.4x
Kana/Silknet Combined...............     172.5x           91.9x
Broadvision, Inc....................      99.8x           67.5x
Vignette Corporation................      99.6x           65.4x
Median of E-Commerce Enablers.......      93.2x           57.5x

     E.piphany has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees based on the aggregate value of the merger, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse First Boston also received a fee upon delivery of its opinion. E.piphany also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     Credit Suisse First Boston and its affiliates have in the past provided and are currently providing financial services to E.piphany unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received and in the future may receive compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of E.piphany for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

OCTANE'S REASONS FOR THE MERGER

     The board of directors of Octane has unanimously approved the merger. In reaching its determination, the Octane board consulted with Octane's management, as well as its financial advisor and legal counsel, and gave significant consideration to a number of factors bearing on its decision.

     The Octane board believes that the proposed merger would afford Octane the following advantages:

     - the merger would allow the integration of Octane's Internet-based customer relationship products, services and technology with the customer information collection and analysis products and technology of E.piphany, creating a product offering which is broader than Octane's current offering. The Board considered Octane's prospects for developing products, services and technology similar to E.piphany's on a stand-alone basis and determined that the merger would give the combined enterprise a greater competitive advantage and technological lead than Octane could achieve on its own,

     - the merger would potentially create increased sales of Octane's products and services by exposing Octane to E.piphany's customer base, as well as creating additional cross-selling opportunities with Octane's existing customers,

     - the merger would allow Octane to more rapidly establish indirect distribution channels by leveraging E.piphany's existing relationships,

     - the merger would allow Octane and E.piphany to combine their sales and marketing forces, giving Octane greater resources than it could achieve on its own for at least twelve months,

     - the merger would give Octane access to E.piphany's substantial capital resources to accelerate the development of Octane's products, services and technology, and

     - the merger would provide liquidity for Octane's shareholders through their ownership of E.piphany common stock.

     In the course of its deliberations, the Octane board also considered a number of additional factors relevant to the merger. These factors included:

     - information concerning the respective businesses, prospects, historical financial results and condition, operations, management and future development plans of Octane and E.piphany,

     - the limited trading history and volume of E.piphany common stock,

     - the market value of the E.piphany common stock to be issued or issuable in respect of Octane capital stock, including options and warrants to purchase Octane capital stock,

     - the terms of the merger agreement and the transactions contemplated by the merger agreement,

     - the compatibility of the respective management teams and employees of Octane and E.piphany,

     - levels of interest in and potential valuations of Octane offered by other potential investors or acquirors,

     - the results of financial and operational due diligence on E.piphany,

     - the expectation that the merger will qualify as a tax-free reorganization, and

     - the fact that the merger will be accounted for as a purchase.

     The Octane board also considered a variety of potential negative factors relating to the proposed merger, including:

     - the volatility of E.piphany's stock price and the volatility of the prices for technology companies generally,

     - the potential disruption of existing and prospective relationships with Octane's customers that could result from the announcement or consummation of the merger,

     - the potential disruption of Octane's management team and employees that could result from the announcement or consummation of the merger,

     - the risk that the anticipated benefits of the merger might not be realized,

     - the risk that Octane shareholders might incur liability for claims of indemnification by E.piphany after the merger, and

     - the risks described above in the section entitled "Risk Factors."

     The Octane board also considered the possibility of pursuing an initial public offering, or IPO, of Octane's common stock as an alternative to the merger. The board considered, among other things:

     - the value that Octane's stockholders could be expected to realize after an IPO, based on comparable public companies, relative to the consideration to be received in the merger,

     - uncertainties with respect to future market conditions and the receptivity of the market to Octane's common stock, and

     - the anticipated restrictions on liquidity for Octane's existing shareholders after an IPO relative to those after the merger.

     Considering each of the above factors and the relative risks and merits of an IPO and the merger, the Octane board concluded that, on balance, the merger was likely to be more favorable to Octane's shareholders than a possible future IPO.

     The preceding discussion of the information and factors considered by the Octane board is not, and is not intended to be, exhaustive, but is believed to include the material factors considered by the Octane board in evaluating the merger. In view of the variety of factors considered in connection with its evaluation of the merger, the Octane board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Octane board may have given different weights to different factors. Based on the factors outlined above and after consultation with its financial adviser, Morgan Stanley Dean Witter, the Octane board unanimously determined that the terms of the merger are fair to, and that the merger is in the best interest of, Octane and its shareholders.

VOTE REQUIRED

     Under applicable California law and the charter documents of Octane, approval of the merger and the merger agreement requires the affirmative vote of holders of:

     - a majority of the outstanding shares of Octane common stock,

     - a majority of the outstanding shares of Octane preferred stock, and

     - a majority of all outstanding shares of Octane common stock and preferred stock, voting together on an as-converted basis.

RECOMMENDATION OF OCTANE'S BOARD OF DIRECTORS

     After careful consideration of the foregoing factors, the Octane board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger and the automatic conversion of Octane preferred stock into Octane common stock to be fair and in the best interests of its shareholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the automatic conversion of Octane preferred stock into Octane common stock and recommend that the Octane shareholders vote to approve and adopt the merger agreement, the merger and the automatic conversion of the Octane preferred stock into Octane common stock.

INTERESTS OF CERTAIN OFFICERS, DIRECTORS AND AFFILIATES OF OCTANE IN THE MERGER

     In considering the recommendation of the Octane board with respect to the merger agreement and the transactions contemplated thereby, including the merger and the automatic conversion of

Octane preferred stock, shareholders of Octane should be aware that certain members of the Octane board and management have certain interests in the merger that are in addition to the interests of Octane's shareholders generally. These interests are as follows:

     - In accordance with the merger agreement, Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Loughan, Robert Gryphon and Manu Kumar have entered into employment and noncompetition agreements with E.piphany. E.piphany will pay each of these executives a base salary and target incentive in the same amount as such executive had previously agreed with Octane, subject to annual review and adjustment.

                        OFFICER                            SALARY     BONUS
                        -------                           --------   --------
Aditya (Tim) Guleri.....................................  $250,000   $100,000
William Walsh...........................................   175,000    100,000
Kira Makagon............................................   175,000    100,000
James Doehrman..........................................   175,000     50,000
Robert Loughan..........................................   120,000    175,000
Robert Gryphon..........................................   175,000     75,000
Manu Kumar..............................................   140,000        TBD

     - Certain directors, officers and consultants of Octane hold common stock or options to purchase common stock that are subject to accelerated vesting upon a change of control of Octane, such as the merger, pursuant to terms set forth in their respective common stock purchase agreements or option award agreements, as applicable. Such individuals and entities are as follows: Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Gryphon, Robert Loughan, Robert Davoli, David Strohm, Elias Blawie, Sanjay Khare, VLG Investments 1998 and VLG Investments 2000.

                                                NUMBER OF OCTANE SHARES SUBJECT TO
                                                ACCELERATED VESTING AS A RESULT OF
          OFFICER/ENTITY/CONSULTANT               THE MERGER AS OF MAY 31, 2000
          -------------------------             ----------------------------------
Aditya (Tim) Guleri...........................               500,312
William Walsh.................................               275,000
Kira Makagon..................................               319,071
James Doehrman................................                50,000
Robert Loughan................................               267,359
Robert Gryphon................................               500,315
Robert Davoli.................................                50,000
David Strohm..................................                50,000
Elias Blawie..................................                   750
Sanjay Khare..................................                 4,500
VLG Investments 1998..........................                 5,250
VLG Investments 2000..........................                 7,000

     - In addition, the following officers, directors and consultants of Octane hold stock options or common stock that are subject to certain accelerated vesting upon the termination of such officer, director or consultant following consummation of the merger pursuant to terms set forth in their respective common stock purchase or option award agreements, as applicable: Aditya (Tim) Guleri, William Walsh, Kira Makagon, Rob Loughan, Robert Gryphon, Manu Kumar, Elias Blawie, Sanjay Khare and VLG Investments 1998.

                                       NUMBER OF OCTANE SHARES SUBJECT TO ACCELERATED
         OFFICER/CONSULTANT              VESTING UPON TERMINATION AFTER THE MERGER
         ------------------            ----------------------------------------------
Aditya (Tim) Guleri..................                     166,772
William Walsh........................                     275,000
Kira Makagon.........................                     106,357
Rob Loughan..........................                      89,120
Robert Gryphon.......................                     166,772
Jeff Pulver..........................                      22,500
Manu Kumar...........................                     264,181
Elias Blawie.........................                         375
Sanjay Khare.........................                         750
VLG Investments 1998.................                       2,625

     - E.piphany currently anticipates that most employees of Octane, including all of its officers, will be employed by E.piphany after the merger.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax consequences of the exchange of shares of Octane capital stock for E.piphany common stock pursuant to the merger. This discussion is based on currently existing provisions of the Internal Revenue Code, referred to herein as the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to E.piphany, Octane or the Octane shareholders.

     Octane shareholders should be aware that this discussion does not address all U.S. federal income tax considerations that may be relevant to particular shareholders of Octane in light of their particular circumstances, such as shareholders who are banks, insurance companies, tax-exempt organizations, dealers in securities, foreign persons, shareholders who do not hold their Octane stock as capital assets, shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, shareholders who hold Octane capital stock as part of an integrated investment (including a "straddle") comprised of shares of Octane capital stock and one or more other positions, or shareholders who have previously entered into a constructive sale of Octane capital stock. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws.

     It is a condition to the obligation of each of E.piphany and Octane to complete the merger that E.piphany receive an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Octane receive an opinion of Venture Law Group, A Professional Corporation, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code. However, if either tax counsel does not render an opinion, such condition nonetheless will be satisfied if tax counsel to the other party renders an opinion to such other party. Tax counsel's opinions neither bind the Internal Revenue Service, referred to herein as the IRS, nor preclude the IRS or the courts from adopting a contrary position. Neither E.piphany nor Octane intends to obtain a ruling from the IRS on the tax consequences of the merger.

     In delivering their opinions, tax counsel will rely on certain customary representations made by E.piphany and Octane, including those contained in certificates of officers of E.piphany and Octane. Provided that such representations are correct as of the effective time of the merger, that the merger is consummated in the manner described in the merger agreement and this proxy statement/ prospectus and that there are no changes in the Code or other applicable law, the merger will be a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger is a reorganization, the merger will have the following federal income tax consequences:

     - No gain or loss will be recognized by holders of Octane stock upon their receipt of E.piphany common stock solely in exchange for Octane stock in the merger.

     - The aggregate tax basis of the E.piphany common stock received by Octane shareholders in the merger (including the escrow shares) will be the same as the aggregate tax basis of Octane stock surrendered in exchange therefor.

     - The holding period of the E.piphany common stock (including the escrow shares) received in the merger will include the period for which the Octane stock surrendered in exchange therefor was held.

     - A shareholder who exercises dissenters' rights with respect to a share of Octane stock and who receives payment for such stock in cash will generally recognize capital gain or loss measured by the difference between the shareholder's tax basis in such share and the amount of cash received, provided that such payment is neither essentially equivalent to a dividend nor has the effect of a distribution of a dividend. Generally, a disposition of Octane stock pursuant to an exercise of dissenters' rights will not be essentially equivalent to a dividend and will not have the effect of the distribution of a dividend if the shareholder exercising such rights will no longer own any shares of E.piphany or Octane stock after such exercise (either actually or constructively pursuant to certain attribution rules in Section 318 of the Code).

       Any Octane shareholder who exercises dissenters' rights may be subject to backup withholding at a rate of 31% on cash payments received. Backup withholding will not apply, however, if the shareholder exercising dissenters' rights is an exempt recipient (such as a corporation or financial institution) or is otherwise exempt from backup withholding, if the shareholder furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, or if the shareholder provides a certificate of foreign status on Form W-8.

     - E.piphany, Orchid Acquisition Corporation and Octane will not recognize any gain solely as a result of the merger.

     A failure of the merger to qualify as a reorganization would result in Octane shareholders recognizing taxable capital gain or loss with respect to each share of Octane stock surrendered equal to the difference between the shareholder's tax basis in such share and the fair market value, as of the closing of the merger, of the E.piphany common stock received in exchange therefor. In such event, a shareholder's aggregate basis in the E.piphany common stock so received would equal its fair market value as of the closing of the merger and the holding period for such stock would begin the day after the closing of the merger.

     This discussion of material federal income tax consequences is intended to provide only a general summary, and is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Octane shareholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger in their particular circumstances.

ACCOUNTING TREATMENT

     The merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles.

LISTING ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET

     The shares of E.piphany common stock to be issued in the merger will be listed on the Nasdaq Stock Market's National Market.

REGULATORY APPROVALS

     As required under federal antitrust law, E.piphany and Octane notified the Department of Justice and Federal Trade Commission of the proposed merger. If neither of these agencies request additional information concerning the merger, or object to the merger, within thirty days of the filing, then E.piphany and Octane may proceed with the merger.

                              TERMS OF THE MERGER

     The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex I to this proxy statement/prospectus and is incorporated herein by reference. The following is not a complete statement of all of the terms of the merger agreement. Statements made in this proxy statement/prospectus are qualified by reference to the more detailed information set forth in the merger agreement. You are encouraged to read the entire merger agreement.

THE MERGER

     Upon the merger, Orchid Acquisition Corporation, a wholly-owned subsidiary of E.piphany will merge with and into Octane and Octane will become a wholly-owned subsidiary of E.piphany. The closing of the merger will take place no later than one business day following (a) approval by Octane shareholders of the merger, the merger agreement and the conversion of the Octane preferred stock into Octane common stock, (b) approval by E.piphany stockholders of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger, and (c) the satisfaction or waiver of the conditions set forth in the merger agreement unless the parties agree otherwise. If all of these conditions are met, the closing of the merger is anticipated to occur on or about May 31, 2000.

MERGER CONSIDERATION

     A total of approximately 12.8 million shares of E.piphany common stock, less an amount of shares of E.piphany common stock equal to the amount by which estimated third party expenses exceed $1,500,000 divided by $192.85 (as appropriately adjusted for stock splits, dividends, combinations and the like), will be issued or issuable in the merger to Octane shareholders, optionholders and warrantholders, subject to the escrow provisions described below.

DIRECTORS AND OFFICERS OF OCTANE AFTER THE MERGER

     The current directors and officers of Octane will not be directors and officers of Octane after the merger. Upon consummation of the merger, the directors of Octane will be:

     - Roger S. Siboni, the President and Chief Executive Officer of E.piphany,

     - Kevin J. Yeaman, the Chief Financial Officer of E.piphany, and

     - Deborah E. Townsend, the Director, Legal Affairs of E.piphany.

     In addition, the officers of Octane will be:

     - Roger S. Siboni, as President,

     - Kevin J. Yeaman, as Treasurer, and

     - Deborah E. Townsend, as Secretary.

ARTICLES OF INCORPORATION AND BYLAWS OF OCTANE AFTER THE MERGER

     The current articles of incorporation and bylaws of Orchid Acquisition Corporation will become the articles of incorporation and bylaws of Octane upon the merger.

CONVERSION OF OCTANE CAPITAL STOCK AS A RESULT OF THE MERGER

     As a condition to the closing of the merger, all outstanding shares of Octane preferred stock must be converted into shares of Octane common stock. For a more detailed explanation of the conversion of Octane shares, see "Conversion of Octane Preferred Stock." As specified in the merger agreement, each share of Octane common stock issued and outstanding immediately prior to the merger -- excluding shares held by a holder who has demanded and perfected dissenters' rights for his or her shares in accordance with the applicable provisions of California law and has not withdrawn or lost his or her rights -- will be cancelled and extinguished and be converted automatically into the right to receive a number of shares of E.piphany common stock equal to the exchange ratio calculated in accordance with the merger agreement. No fractional shares of E.piphany common stock will be issued in the merger. Instead, any fractional share will be rounded down to the nearest whole share of E.piphany common stock. The number of shares of E.piphany common stock to be received by Octane shareholders is an approximation based on information available at this time. The actual numbers may differ based on the actual number of shares of Octane common stock and options and warrants for Octane common stock outstanding at the time of the merger.

CALCULATION OF EXCHANGE RATIO

     Upon the completion of the merger, E.piphany will acquire all outstanding shares of Octane stock. Octane shareholders will receive approximately 0.5179 of a share of E.piphany common stock for each share of Octane stock held by Octane shareholders. Of this number, approximately 0.0564 of a share of E.piphany common stock will be placed into an escrow fund. In addition, E.piphany will assume each outstanding option, warrant and other rights to purchase Octane stock. The exchange ratio represents the fraction of a share of E.piphany common stock to be issued for each share of Octane stock in the merger, and is calculated as follows:

     - the quotient of 12,793,510 shares of E.piphany common stock minus the number of shares of E.piphany common stock equivalent to the dollar amount by which estimated third party expenses, excluding investment banking advisory fees, exceed $1,500,000, and

     - the aggregate number of shares of Octane common stock, including all shares underlying convertible securities, options and warrants to purchase Octane common stock, outstanding immediately prior to the effective time of the merger.

     As of March 31, 2000, there were no estimated third party expenses, excluding investment banking advisory fees, exceeding $1,500,000 and the aggregate amount of outstanding shares of Octane common stock plus aggregate shares issuable upon exercise or conversion of all outstanding convertible securities, options and warrants equaled 24,700,281 shares. Thus, a holder of one share of Octane stock would receive approximately 0.5179, less the approximately 0.0564 of a share to be placed into the escrow fund, of one share of E.piphany common stock for each share of Octane stock.

     Assuming the same exchange ratio and based on the capitalization of E.piphany and Octane as of March 31, 2000, the approximately 11,755,138 shares of E.piphany common stock expected to be issued in the merger, excluding the 1,038,372 shares of E.piphany common stock subject to stock options held by Octane optionholders -- and assumed by E.piphany in the merger -- would represent approximately 26.6% of the shares of E.piphany common stock outstanding and subject to options immediately following the merger.

Octane Stock Options and Warrants

     In the merger, all outstanding options and warrants to purchase shares of Octane common stock at the effective time of the merger will be assumed by E.piphany and remain outstanding. However, each Octane option will be exercisable for E.piphany common stock. The number of shares of E.piphany common stock issuable upon exercise of an Octane option or warrant and the exercise price of Octane options and warrants will be adjusted to reflect the exchange ratio discussed above.

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E.piphany Stock Split and Similar Matters.

     The number of shares of E.piphany common stock issuable in the merger, and the resulting exchange ratio, are subject to adjustment in the event that E.piphany effects a stock split, stock dividend, cash dividend, distribution, reorganization or recapitalization prior to the merger.

PROCEDURE FOR EXCHANGING OCTANE COMMON STOCK FOR E.PIPHANY COMMON STOCK

     The merger agreement requires E.piphany, as soon as practicable after the merger, to deposit with Equiserve, E.piphany's exchange agent, or such other institution as it may select, for the benefit of the holders of shares of Octane capital stock, certificates representing the shares of E.piphany common stock to be issued in the merger.

Exchange Procedures

     E.piphany has included with this proxy statement/prospectus a letter of transmittal for each Octane shareholder to utilize to exchange Octane stock certificates for E.piphany stock certificates after the merger is consummated. After the merger is completed, E.piphany will send each Octane shareholder written notice advising the shareholder to send in his or her Octane stock certificates to be exchanged for E.piphany stock certificates. Once an Octane shareholder has delivered his or her Octane stock certificate to E.piphany's exchange agent, together with an executed letter of transmittal and such other documents as may reasonably be required by the exchange agent, the Octane shareholder will receive his or her E.piphany stock certificates, less the portion placed in the escrow fund. See "-- Escrow Fund and Indemnification."

Octane shareholders should not forward Octane stock certificates to the exchange agent until they have received written notice from E.piphany to so do. Octane shareholders should not return Octane stock certificates with their proxy or consent.

     Octane shareholders should also note:

     No dividends or other distributions on E.piphany common stock declared or made after the merger will be paid to any holder of any unsurrendered Octane stock certificate with respect to the shares of E.piphany common stock represented by the unsurrendered certificate until the certificate is surrendered to the Exchange Agent.

     If any certificate for shares of E.piphany common stock is to be issued in a name other than that in which the Octane stock certificate surrendered in exchange therefor is registered, the Octane stock certificate so surrendered must be properly endorsed and otherwise in proper form for transfer and the person requesting the exchange will have to pay E.piphany or any agent designated by E.piphany any transfer or other taxes required by reason of issuance of a certificate for shares of E.piphany common stock in any name other than that of the registered holder of the Octane stock certificate surrendered, or establish to the satisfaction of E.piphany or any agent designated by E.piphany that the tax has been paid or is not payable.

     In the event that any Octane stock certificates representing shares of Octane capital stock have been lost, stolen or destroyed, the exchange agent will issue shares of E.piphany common stock in exchange for the lost, stolen, or destroyed Octane stock certificates upon the making of an affidavit of that fact by the owner of the Octane stock certificates and, at the request of E.piphany, upon delivery of a bond in an amount as E.piphany may reasonably direct as indemnity against any claim that may be made against E.piphany or the exchange agent with respect to the Octane stock certificates alleged to have been lost, stolen or destroyed.

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FORM S-8 FILING

     E.piphany has agreed to file with the Securities and Exchange Commission, within 15 days after the closing of the merger, a registration statement on Form S-8 to register shares of E.piphany common stock issuable as a result of the exercise of Octane options assumed in the merger.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties made by Octane. These representations and warranties relate to various aspects of Octane's business, including:

     - organization and good standing as a corporation,

     - ownership of subsidiaries,

     - capital structure,

     - authorization, execution, delivery and enforceability of the merger agreement and related agreements,

     - absence of conflict with, default under or violation of agreements and laws,

     - absence of need for waivers or consents from any governmental entity or third party,

     - accuracy of financial statements,

     - absence of undisclosed liabilities,

     - absence of certain changes in the business,

     - tax matters,

     - absence of restrictions on business activities,

     - title to property,

     - intellectual property matters,

     - absence of certain types of agreements, contracts and commitments,

     - absence of certain types of transactions with related parties,

     - governmental authorizations related to the business,

     - litigation matters,

     - accounts receivable and inventory of the business,

     - full disclosure of the business' minute books,

     - compliance with environmental matters,

     - broker's and finder's fees incurred in connection with the merger,

     - employee benefit plans,

     - disclosure of all insurance policies in effect,

     - compliance with laws,

     - absence of certain warranties and indemnities related to products or services of the business,

     - the vote of Octane shareholders required to approve the merger,

     - delivery of documents related to the business,

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

     - accuracy and completeness of portions of this proxy statement/prospectus, and

     - completeness of representations made.

     The representations and warranties of Octane terminate one year from the closing date. Octane shareholders have an indemnification obligation to E.piphany for breaches of Octane's representations and warranties. For a more detailed description of the indemnification obligations, see "--Escrow Fund and Indemnification."

     The merger agreement also contains customary representations and warranties made by E.piphany and Orchid Acquisition Corporation. These representations and warranties relate to certain aspects of E.piphany's and Orchid Acquisition Corporation's business, including:

     - organization and good standing as a corporation,

     - authorization, execution, delivery and enforceability of the merger agreement and related agreements,

     - absence of conflict with, default under or violation of agreements and laws,

     - absence of need for waivers or consents from any governmental entity or third party,

     - capital structure,

     - accuracy and completeness of filings and reports with the Securities and Exchange Commission and accuracy of financial statements,

     - finder's fees incurred in connection with the merger,

     - accuracy and completeness of portions of this proxy statement/prospectus,

     - no material changes,

     - absence of material adverse change to E.piphany, and

     - completeness of representations made.

     The representations and warranties of E.piphany and Orchid Acquisition Corporation terminate one year from the closing date.

     The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of the Company" and "Representations and Warranties of Parent and Sub."

CONDUCT OF BUSINESS OF OCTANE PENDING THE MERGER

     Octane has agreed in the merger agreement to carry on its business in its usual customary manner during the period from the date of the merger agreement and continuing until the earlier of the termination of the merger agreement or the date of the merger. Octane has committed to use its reasonable best efforts consistent with past practice and policies:

     - to preserve intact the present business organization of Octane,

     - to keep available the services of their present officers and key employees, and

     - to preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with Octane.

     Octane has also agreed to refrain from taking a variety of actions that could affect Octane's business prior to the closing without E.piphany's prior consent. A complete list of these actions is set

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

forth in Section 4.1 of the merger agreement, which is included as Annex I to this proxy statement/ prospectus.

NO SOLICITATION BY OCTANE OF OTHER OFFERS

     Octane has agreed that it will not solicit or initiate any other offer or proposal to acquire or invest in Octane until the earlier of the termination of the merger agreement or the date of the merger. Octane has further agreed that it will not provide information about itself to any other party or enter into any agreements with any party in connection with a proposal to acquire or invest in Octane. If Octane receives an unsolicited acquisition proposal, Octane has agreed to immediately notify E.piphany and disclose the identity of the offeror and the terms of the proposal.

CONDITIONS TO THE MERGER

     There are numerous conditions that have to be satisfied or waived before the merger can be completed. These conditions are divided into three categories and are summarized below.

     The obligations of each party to complete the merger are subject to the following conditions:

     - the merger and merger agreement must have been approved by the requisite vote of the Octane shareholders,

     - the issuance of shares of E.piphany common stock to Octane shareholders must have been approved by the requisite vote of the E.piphany stockholders,

     - all necessary approvals from government authorities shall have been obtained,

     - no court order or other legal restraint or prohibition preventing the consummation of the merger will be in effect or pending, and

     - E.piphany and Octane must each receive from their respective tax counsel an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, if counsel to either E.piphany or Octane does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion to such party.

     The obligations of E.piphany and Orchid Acquisition Corporation to complete the merger are subject to the following conditions:

     - Octane's representations and warranties must be true and correct in all material respects as of the date the merger is to be completed as if made at and as of such time, except to the extent Octane's representations and warranties address matters only as of a particular date in which case they must be true and correct only as of that date,

     - Octane must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Octane at or before completion of the merger,

     - no material adverse effect with respect to Octane shall have occurred,

     - Octane shareholders shall have approved by the requisite vote any payments and benefits to its employees which are characterized as "parachute payments," within the meaning of Section 280G(b)(2) of the Internal Revenue Code as a result of the merger, the merger agreement or the transactions contemplated by the merger agreement,

     - there shall not have occurred any final judgment against E.piphany, Octane or Orchid Acquisition Corporation arising out of, or in any way connected with, the merger or the other transactions described in the merger agreement,

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

     - no more than 5% of Octane shareholders shall have exercised or given notice of their intent to exercise dissenters' rights in accordance with California law,

     - certain consents, waivers, assignments and approvals required to consummate the merger shall have been obtained,

     - E.piphany shall have received a legal opinion from legal counsel to Octane,

     - Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Loughan, Robert Gryphon, Todd Rowe, Andrew Sherman, Gary Schaumburg and Manu Kumar shall have entered into employment and noncompetition agreements with E.piphany, and each of the agreements shall be in full force and effect as of the date of the merger,

     - each of Octane's executive officers, directors and their affiliates shall have entered into an affiliate agreement with E.piphany,

     - all outstanding shares of preferred stock of Octane shall have been converted into shares of common stock of Octane,

     - all employment agreements between Octane and any other person shall have terminated to the extent contemplated by the merger agreement,

     - E.piphany shall have received from Octane a detailed schedule of the estimated third party expenses paid or payable by Octane,

     - at least eighty percent of Octane's sales, services, technical and engineering employees, and each of Mr. Guleri, Ms. Makagon, Mr. Loughan, Mr. Gryphon and Mr. Walsh shall remain Octane employees immediately prior to the closing of the merger,

     - E.piphany shall have received from the Secretary of Octane a certificate as to organization, existence and good standing of Octane and the authorization of the merger agreement and the transactions contemplated by the merger agreement, and

     - E.piphany shall have received from Octane a certificate as to the satisfaction of certain conditions described above.

     The obligations of Octane to complete the merger are subject to the following conditions:

     - E.piphany's and Orchid Acquisition Corporation's representations and warranties must be true and correct in all material respects as of the date the merger is to be completed as if made at and as of such time, except to the extent the representations and warranties address matters only as of a particular date in which case they must be true and correct only as of that date,

     - E.piphany and Orchid Acquisition Corporation must perform or comply in all material respects with all of their agreements and covenants required by the merger agreement to be performed or complied with by E.piphany and Orchid Acquisition Corporation at or before completion of the merger,

     - Octane shall have received a legal opinion from legal counsel to E.piphany,

     - Octane shall have received from the Secretary of E.piphany a certificate as to organization, existence and good standing of E.piphany and the authorization of the merger agreement and the transactions contemplated by the merger agreement,

     - No material adverse effect with respect to E.piphany shall have occurred, and

     - Octane shall have received from E.piphany a certificate as to the satisfaction of certain conditions described above.

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TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated and the merger abandoned at any time prior to the merger in certain circumstances which are described below:

     By Octane and E.piphany, if they mutually agree,

     By E.piphany or Octane if:

     - the merger has not occurred by October 15, 2000, unless the party seeking to terminate the merger agreement had acted or failed to act in such a manner as to be the principal cause of or resulted in the failure of the merger to occur on or before such date and the action or failure to act constitutes a breach of the merger agreement,

     - there is a final nonappealable order of a federal or state court in effect preventing the merger, or

     - there is any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the merger by any governmental entity that would make consummation of the merger illegal.

     By E.piphany if:

     - any governmental entity has prohibited E.piphany's or Orchid Acquisition Corporation's ownership or operation of any portion of the business of Octane, or required E.piphany or Octane to dispose of or hold separate all or a portion of the business or assets of Octane or E.piphany as a result of the merger,

     - E.piphany is not in material breach of its obligations under the merger agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of Octane and the breach has not been cured within ten days after written notice to Octane, but no cure period is required for a breach which by its nature cannot be cured,

     - Octane fails to obtain approval of the merger by Octane's shareholders at its special meeting of shareholders, or

     - an event having a material adverse effect on Octane shall have occurred after the date of the merger agreement.

     By Octane if:

     - Octane is not in material breach of its obligations under the merger agreement and there has been a material breach in any representation, warranty, covenant or agreement contained in the merger agreement on the part of E.piphany or Orchid Acquisition Corporation and such breach has not been cured within ten days after written notice to E.piphany, but no cure period is required for a breach which by its nature cannot be cured,

     - E.piphany fails to obtain approval of the merger by E.piphany stockholders at its special meeting of stockholders, or

     - an event having a material adverse effect on E.piphany shall have occurred after the date of the merger agreement.

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

ESCROW FUND AND INDEMNIFICATION

     An aggregate of 10% of the total number of shares of E.piphany common stock that constitute the merger consideration under the merger agreement will automatically be contributed to the escrow fund. The escrow fund will be the exclusive remedy available to compensate E.piphany and its officers, directors and affiliates -- referred to in the paragraphs to follow as the indemnified parties -- for:

     - any losses incurred by E.piphany or for which E.piphany would otherwise be liable as a result of any inaccuracy or breach of a representation or warranty of Octane contained in the merger agreement or any related agreement, and

     - any failure by Octane to perform or comply with any covenant in the merger agreement or any related agreement.

     For purposes of compensating E.piphany for its losses, the escrow shares will be valued at $192.85 per share. The escrow fund shall not be available to compensate the indemnified parties for any losses until the aggregate losses for which indemnification is sought exceeds $1,750,000, in which case the full amount of the loss, including the $1,750,000, will be subject to indemnification. However, if aggregate losses attributable to breaches of representations and warranties relating to intellectual property exceed $500,000 before such time as the total aggregate losses exceed $1,750,000, then Octane will have liability to the indemnified parties to the extent of the losses attributable to breaches of representations and warranties relating to intellectual property, including the $500,000. In addition, if Octane has liability to the indemnified parties for losses attributable to breaches of representations and warranties relating to intellectual property over and including the $500,000, then the $1,750,000 limitation will be reduced to $1,250,000 for losses other than losses relating to intellectual property.

     Octane shareholders will have voting rights with respect to the escrow shares while in escrow, and will receive dividends, if any, attributable to the escrow shares.

     Subject to any unresolved claims, the escrow fund and the indemnity will terminate on the one year anniversary of the closing date of the merger, and the remaining escrow shares will be distributed to the former shareholders of Octane. The escrow shares and the indemnity will be the exclusive remedy of the indemnified parties to recover for any losses they suffer by reason of the breach of any representation, warranty or covenant of Octane. However, the indemnified party's remedy will not be so limited in the case of fraud or willful misconduct by Octane.

SECURITYHOLDER AGENT

     BY APPROVING THE MERGER AGREEMENT, OCTANE SHAREHOLDERS WILL HAVE CONSENTED TO THE APPOINTMENT OF DAVID STROHM, A MEMBER OF THE BOARD OF DIRECTORS OF OCTANE, TO ACT AS THE SECURITYHOLDER AGENT ON BEHALF OF OCTANE SHAREHOLDERS, TO AUTHORIZE DELIVERY OF ESCROW SHARES TO THE INDEMNIFIED PARTIES IN SATISFACTION OF CLAIMS BROUGHT BY THE INDEMNIFIED PARTIES, TO OBJECT TO SUCH DELIVERIES, TO AGREE TO, TO NEGOTIATE AND TO ENTER INTO SETTLEMENTS AND COMPROMISES WITH RESPECT TO SUCH CLAIMS, AND TO TAKE CERTAIN OTHER ACTION ON BEHALF OF OCTANE SHAREHOLDERS, ALL AS MORE FULLY DESCRIBED IN ARTICLE VII OF THE MERGER AGREEMENT. OCTANE SHAREHOLDERS ARE ENCOURAGED TO READ ARTICLE VII OF THE MERGER AGREEMENT FOR A MORE DETAILED EXPLANATION OF THE ESCROW FUND AND RIGHTS WITH RESPECT THERETO.

FEES AND EXPENSES

     Regardless of whether the merger is consummated, all fees and expenses incurred in connection with the merger incurred by a party in connection with the merger agreement and the transactions contemplated thereby will be the obligation of the respective party incurring the fees and expenses.

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OTHER COVENANTS

     The merger agreement also contains various other covenants and agreements that are customary in transactions of this nature, including:

     - E.piphany and Octane have agreed to prepare and cause to be filed with the Securities and Exchange Commission a registration statement on Form S-4 including this proxy statement/prospectus for (a) the solicitation of approval of the shareholders of Octane of the merger agreement, the merger and the conversion of the shares of Octane preferred stock, and
       (b) the solicitation and approval of the stockholders of E.piphany of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger, and (c) to register the sale of the shares of E.piphany common stock issuable in the merger.

     - E.piphany and Octane have agreed to respond promptly to any comments of the staff of the Securities and Exchange Commission and to use their respective reasonable best efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed.

     - Octane has agreed to submit the merger and merger agreement to its shareholders for approval promptly after the registration statement on Form S-4 is declared effective. Pursuant to this provision, the Octane shareholders special meeting has been scheduled for May 31, 2000.

     - E.piphany has agreed to submit for approval by its stockholders the proposal to issue shares of its common stock to Octane shareholders in connection with the merger promptly after the registration statement on Form S-4 is declared effective. Accordingly, the E.piphany special meeting of stockholders has also been scheduled for May 31, 2000.

     - E.piphany and Octane have agreed to promptly furnish to the other party all information concerning itself, its stockholders and its affiliates that may be required or reasonably requested in connection with any action contemplated by the foregoing provisions.

     - If any event related to E.piphany or Octane occurs or if E.piphany or Octane becomes aware of any information that should be disclosed in an amendment or supplement to the registration statement or the proxy statement/prospectus, then E.piphany or Octane, as applicable, will inform the other of the same and will cooperate with each other in filing any amendment or supplement with the Securities and Exchange Commission and, if appropriate, in mailing the amendment or supplement to the shareholders of Octane and stockholders of E.piphany.

     - E.piphany has agreed that each employee of Octane who remains an employee of E.piphany after the merger will be eligible to participate in E.piphany's employee benefit plans, consistent with E.piphany's human resource policy, and will be given credit for service with Octane prior to the merger.

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                                OTHER AGREEMENTS

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     Concurrent with the execution of the merger agreement and effective as of the merger, Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Loughan, Robert Gryphon, Todd Rowe, Andrew Sherman, Gary Schaumburg and Manu Kumar entered into employment and noncompetition agreements with E.piphany. The employment and noncompetition agreements provide, among other things, that, beginning on the closing date of the merger and ending on the second anniversary of the merger, the employees will not, without the consent of E.piphany, become employed in any capacity by competitors of E.piphany. The employment and noncompetition agreements also provide that the employees will not, until the later of the second anniversary of the merger and the one year anniversary of the termination of their employment with E.piphany, directly or indirectly hire, solicit or induce any employee of E.piphany or its subsidiaries to terminate his or her employment with E.piphany or its subsidiaries or divert the business of any customer of E.piphany or its subsidiaries.

AFFILIATE AGREEMENTS

     All directors, executive officers and affiliates of Octane and their respective affiliates have entered into agreements with E.piphany. The agreements provide, among other things, that Octane affiliates will not sell, transfer or otherwise dispose of the shares of E.piphany common stock issued to such affiliate in the merger other than in compliance with Rule 145 promulgated under the Securities Act of 1933 unless the affiliate delivers to E.piphany a written opinion from counsel, reasonably acceptable to E.piphany, that the sale, transfer or disposition is otherwise exempt from registration under the Securities Act. Additionally, the affiliate agreements provide that E.piphany will place legends on the stock certificates and place stop transfer orders with its transfer agent to ensure compliance with Rule 145.

VOTING AGREEMENTS

     Octane Voting Agreements. As a condition to E.piphany entering into the merger agreement, the executive officers, directors, venture capital firms affiliated with the directors, and other affiliates of Octane entered into voting agreements with E.piphany. By entering into the voting agreements, these Octane shareholders have agreed to vote their shares of Octane stock in favor of the merger agreement, the merger and the preferred stock conversion and to irrevocably appoint E.piphany as their lawful attorney and proxy. These proxies give E.piphany the limited right to vote the shares of Octane capital stock beneficially owned by these Octane shareholders, including shares of Octane capital stock acquired after the date of the voting agreement, in favor of the approval and adoption of the merger agreement and the merger and, in the case of holders of Octane preferred stock, to vote in favor of the automatic conversion of Octane preferred stock into Octane common stock immediately prior to the merger and in favor of each other matter that could reasonably be expected to facilitate the merger. These Octane shareholders may vote their shares of Octane capital stock on all other matters.

     As of April 14, 2000, these Octane shareholders collectively beneficially owned:

     - 74.7% of the outstanding shares of common stock,

     - 74.3% of the outstanding shares of preferred stock, and

     - 74.5% of the outstanding shares of common stock and preferred stock voting as a class.

     None of the Octane shareholders who are parties to the voting agreement were paid additional consideration in connection with entering into a voting agreement.

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

     Pursuant to the voting agreements, and except as otherwise waived by E.piphany, each Octane shareholder who is party to a voting agreement agreed not to sell the Octane stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with any affiliate agreement between the Octane shareholder and E.piphany and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of their voting agreement.

THE OCTANE VOTING AGREEMENTS WILL TERMINATE UPON THE EARLIER TO OCCUR OF THE TERMINATION OF THE MERGER AGREEMENT AND THE COMPLETION OF THE MERGER. THE FORM OF VOTING AGREEMENT IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX II AND YOU ARE URGED TO READ IT IN ITS ENTIRETY.

     E.piphany Voting Agreements. The directors, executive officers and certain of the affiliates of the directors of E.piphany entered into voting agreements with Octane. By entering into the voting agreements, these E.piphany stockholders have agreed to vote their shares of Octane stock in favor of the issuance of shares of E.piphany common stock to Octane shareholders in connection with the merger, and in favor of each other matter that could reasonably be expected to facilitate the merger. These E.piphany stockholders may vote their shares of Octane capital stock on all other matters.

     As of April 14, 2000, these E.piphany stockholders collectively beneficially owned 31.1% of the outstanding shares of common stock.

THE E.PIPHANY VOTING AGREEMENTS WILL TERMINATE UPON THE EARLIER TO OCCUR OF THE TERMINATION OF THE MERGER AGREEMENT AND THE COMPLETION OF THE MERGER. THE FORM OF VOTING AGREEMENT IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX III, AND YOU ARE URGED TO READ IT IN ITS ENTIRETY.

                      CONVERSION OF OCTANE PREFERRED STOCK

     In connection with the proposed merger, Octane's board of directors is requesting the approval of holders of its preferred stock of a proposal to automatically convert all Octane preferred stock into Octane common stock effective immediately prior to the merger. The Octane board adopted this proposal at its meeting on March 14, 2000 subject to approval by the holders of Octane preferred stock.

THE PROPOSAL

     Octane's amended and restated articles of incorporation provide that Octane preferred stock is convertible into Octane common stock at any time at the election of the holder, and that all Octane preferred stock will automatically convert into Octane common stock upon the affirmative vote of at least 66 2/3% of the Octane preferred stock, voting as a single class. Each share of Octane preferred stock is presently convertible into one share of Octane common stock.

     Upon conversion into common stock, holders of preferred stock will no longer be entitled to preferential dividend, liquidation, antidilution or voting rights presently enjoyed by the various series of Octane preferred stock. There are no declared but unpaid dividends with respect to any shares of Octane preferred stock.

OCTANE'S REASONS FOR THE PREFERRED STOCK CONVERSION

     Under the terms of Octane's preferred stock, the proposed merger would be deemed a "liquidation" of Octane, thereby triggering the liquidation preferences and distribution of consideration as set forth in Octane's amended and restated articles of incorporation. Based on the value of the consideration to be paid by E.piphany in the merger at the time the merger agreement was signed

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and the number of shares of Octane capital stock outstanding or subject to outstanding options or warrants, holders of Octane common stock and preferred stock would receive the same aggregate consideration per share on a common stock equivalent basis, even in such a "liquidation."

     The per share consideration to be paid for Octane capital stock in the merger was determined based on the average trading price of E.piphany's common stock for a thirty-day period ending the day before the merger agreement was signed. By contrast, the liquidation preference provisions of Octane's amended and restated articles of incorporation determine the distribution of merger consideration based on the average price of the acquiror's common stock for a thirty-day period expiring three days before the acquisition closes.

     As a result of this disparity, a reduction in the price of E.piphany's common stock in the period between signing and closing could result in the holders of Octane common stock receiving substantially less per share than holders of Octane preferred stock in the merger. The Octane board, which is comprised predominantly of members designated by holders of Octane preferred stock, determined that such an outcome would not be an equitable distribution of the proceeds of the merger. The conversion of all preferred stock into common stock immediately prior to the merger prevents disparate treatment of holders of Octane preferred and common stock.

REQUIRED VOTE AND BOARD RECOMMENDATION

     Octane's board of directors unanimously recommends that all holders of Octane preferred stock vote FOR this proposal. Approval of this proposal requires the affirmative vote of holders of preferred stock representing at least 66 2/3% of the votes attributable to Octane preferred stock. Abstentions will thus have the effect of a vote against the proposal.

     All of Octane's executive officers, directors, venture capital firms affiliated with some of the directors, and other affiliates have agreed to vote all of their shares of Octane preferred stock in favor of the preferred stock conversion.

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

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF E.PIPHANY CAPITAL STOCK

     E.piphany is authorized to issue 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of E.piphany's capital stock is subject to and qualified in its entirety by E.piphany's amended certificate of incorporation and bylaws, and by the provisions of applicable Delaware law.

E.PIPHANY COMMON STOCK

     As of April 14, 2000, there were 32,444,364 shares of common stock outstanding which were held of record by approximately 334 stockholders. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers. As of the date hereof there are no shares of preferred stock outstanding.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. For a more detailed explanation, see "Payment of Dividends and Repurchase of Shares." In the event of the liquidation, dissolution or winding up of E.piphany, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

E.PIPHANY PREFERRED STOCK

     E.piphany's board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until E.piphany's board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock,

     - diluting the voting power of the common stock,

     - impairing the liquidation rights of the common stock, or

     - delaying or preventing a change in control of E.piphany without further action by the stockholders.

No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

E.PIPHANY WARRANTS

     As of April 14, 2000, there were warrants outstanding to purchase up to 70,745 shares of common stock of E.piphany.

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E.PIPHANY REGISTRATION RIGHTS

     As of April 14, 2000, the holders of 17,289,188 shares of common stock were entitled to the following rights with respect to registration of such shares with the Securities and Exchange Commission.

     These rights are provided under the terms of an agreement between E.piphany and the holders of registrable securities. If holders of at least 50% of the outstanding registrable securities request that at least 30% of the outstanding registrable securities be registered, E.piphany may be required, on up to two occasions, to register their shares for public resale. E.piphany is obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $6,000,000. Also, holders of registrable securities may require on two separate occasions within any twelve month period that E.piphany registers their shares for public resale on Form S-3 or similar short-form registration, if available, if the value of the securities to be registered is at least $2,000,000. Depending on market conditions, however, E.piphany may defer such registration for up to 120 days. Furthermore, in the event E.piphany elects to register any E.piphany shares of common stock for purposes of effecting any public offering, the holders of the registrable securities described above are entitled to include their shares of common stock in the registration, but E.piphany may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by E.piphany. All registration rights will terminate on September 21, 2004, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 promulgated under the Securities Act of 1933.

LIMITATION OF LIABILITY OF DIRECTORS OF E.PIPHANY

     The Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. E.piphany's certificate of incorporation includes such a provision to the maximum extent permitted by law.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF E.PIPHANY

     The Delaware General Corporation Law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

     E.piphany's certificate of incorporation and bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of E.piphany as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by E.piphany to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by E.piphany are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, E.piphany's certificate of incorporation or bylaws, any agreement, vote of stockholders or

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disinterested directors or otherwise. In addition, E.piphany is authorized to purchase and maintain insurance on behalf of its directors and officers.

     Additionally, E.piphany may pay expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if E.piphany receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by E.piphany.

ANTI-TAKEOVER EFFECTS OF E.PIPHANY'S CERTIFICATE AND BYLAWS AND DELAWARE LAW

     Some provisions of Delaware law and E.piphany's certificate of incorporation and bylaws could make the following more difficult:

     - acquisition of E.piphany by means of a tender offer,

     - acquisition of E.piphany by means of a proxy contest or otherwise, or

     - removal of E.piphany's incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of E.piphany to first negotiate with E.piphany's board of directors. E.piphany believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure E.piphany outweighs the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. E.piphany's board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by the stockholders. For more information on the classified board, see the sections entitled "Classification of Board of Directors" and "Management -- Classified Board." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of E.piphany because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under E.piphany's bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. E.piphany's bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

     Delaware Anti-Takeover Law. E.piphany is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging

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attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action By Written Consent. E.piphany's certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Elimination of Cumulative Voting. E.piphany's certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on E.piphany's board of directors based on the number of shares of E.piphany stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on E.piphany's board of directors to influence the board of directors' decision regarding a takeover.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of E.piphany. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of E.piphany.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock of E.piphany.

E.PIPHANY TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the E.piphany common stock is Equiserve, Limited Partnership.

NASDAQ NATIONAL MARKET LISTING

     Our shares are traded on The Nasdaq Stock Market's National Market under the symbol "EPNY."

DESCRIPTION OF OCTANE CAPITAL STOCK

     Prior to the closing of the merger, Octane is authorized to issue 43,350,000 shares of capital stock, of which 30,000,000 shares are common stock with no par value, and 13,350,000 shares are preferred stock with no par value. The following description of Octane's capital stock is subject to and qualified in its entirety by Octane's amended articles of incorporation and bylaws, and by the provisions of applicable California law.

OCTANE COMMON STOCK

     As of April 14, 2000, there were 9,729,189 shares of Octane common stock outstanding which were held of record by 214 shareholders.

     The holders of Octane common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Shareholders may cumulate votes in connection with the election of directors. Subject to the preferential rights of the Octane preferred stock, the holders of shares of Octane common stock are entitled to receive dividends payable either in cash, property or shares of capital stock, when and if declared by Octane's board of directors out of funds legally available therefor.

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     Octane common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to Octane common shareholders. All outstanding shares of Octane common stock are fully paid and non-assessable.

OCTANE PREFERRED STOCK

     As of April 14, 2000, 12,951,320 shares of Octane preferred stock were outstanding of which 4,650,000 shares are designated as Series A preferred stock, 4,778,780 shares are designated as Series B preferred stock and 3,522,540 shares are designated as Series C preferred stock. Octane preferred stock is convertible into shares of Octane common stock on a one-for-one basis, subject to adjustments, and, certain events will trigger automatic conversion of Octane's preferred stock into common stock. Octane's preferred stock is held by 60 shareholders of record.

     Dividend Rights. Holders of Octane preferred stock are entitled to receive dividends before holders of common stock in the following amounts per annum:
$0.1067 per share of Series A preferred stock, $0.2568 per share of Series B preferred stock and $0.65444 per share of Series C preferred stock. Such dividends are not cumulative and are paid only when and if declared by the Octane board of directors.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of Octane, such as the merger, holders of Octane preferred stock are entitled to be paid first out of the assets of Octane available for distribution before any amounts or assets are distributed among the holders of common stock. Holders of preferred stock are entitled to receive $1.33 per share of Series A preferred stock, $3.21 per share of Series B preferred stock and $8.18 per share of Series C preferred stock, plus any accrued and unpaid dividends thereon. Any remaining assets of Octane available for distribution to shareholders are to be distributed among the holders of preferred stock and common stock pro rata based on the number of shares of common stock held by each, assuming conversion of all preferred stock into common stock, until:

     - holders of Series A preferred stock receive an aggregate of $4.00 per share of Series A preferred stock if such distribution takes place prior to January 27, 2001, or $6.6666 per share if such distribution takes place on or after January 27, 2001,

     - holders of Series B preferred stock receive an aggregate of $9.63 per share of Series B preferred stock if such distribution takes place prior to January 27, 2001, or $16.05 per share if such distribution takes place on or after January 27, 2001, and

     - holders of Series C preferred stock receive an aggregate of $24.54 per share of Series C preferred stock if such distribution takes place prior to January 27, 2001, or $40.90 per share if such distribution takes place on or after January 27, 2001.

     If assets remain in Octane after the above liquidation preferences are fully satisfied, the holders of common stock shall receive all of the remaining assets on a pro rata basis.

     Other Rights. Octane preferred stock is subject to broad-based, weighted-average anti-dilution provisions in the event of additional issuances of securities by Octane. Also, Octane is required to obtain the approval of the holders of at least a majority of outstanding shares of preferred stock for certain corporate actions including actions impacting preferred stock and corporate dispositions, sales and mergers.

OCTANE WARRANTS

     As of April 14, 2000 there were warrants outstanding to purchase up to 18,750 shares of Octane common stock and up to 22,500 shares of Octane Series A preferred stock.

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OCTANE TRANSFER AGENT AND REGISTRAR

     Venture Law Group, A Professional Corporation, currently acts as the transfer agent and registrar of Octane capital stock.

COMPARISON OF CAPITAL STOCK OF E.PIPHANY AND OCTANE

     This section of the proxy statement/prospectus describes material differences between the rights of holders of Octane capital stock and E.piphany common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a shareholder of Octane and being a stockholder of E.piphany.

     E.piphany is incorporated in the State of Delaware and Octane is incorporated in the State of California. Following the merger, the surviving corporation of the merger of Octane and Orchid Acquisition Corporation will be governed by the California Corporations Code and E.piphany will continue to be governed by the Delaware General Corporation Law. Shareholders of Octane, however, will hold E.piphany common stock rather than Octane common stock. Therefore, the rights of such shareholders will be governed by Delaware law and the provisions of the E.piphany amended and restated certificate of incorporation and the E.piphany bylaws, rather than the Octane amended and restated articles of incorporation and the Octane bylaws.

     The following is a summary of the comparison of some provisions of California law and Delaware law and the charters and bylaws of the respective corporations. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate statutes of Delaware and California and the corporate charters and bylaws of E.piphany and Octane.

PREFERRED STOCK

     E.piphany's certificate of incorporation provides that E.piphany's board of directors is authorized to issue shares of undesignated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

     Octane's articles of incorporation provides that Octane's board of directors is authorized to issue shares of designated preferred stock in three series. The holders of preferred stock receive preferences as to dividends and liquidation. The holders of preferred stock are entitled to a number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted at the record date for determination of the shareholders entitled to vote on such matters.

AMENDMENT OF BYLAWS

     Under Delaware and California law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, under Delaware and California law a corporation may, in its certificate or articles of incorporation, as the case may be, confer such power upon the board of directors. The stockholders under both California and Delaware law always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power. Each of E.piphany's and Octane's boards of directors is expressly authorized to adopt, amend and repeal their respective bylaws by an affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies, except for certain changes to the number of directors as described below in "Size of the Board of Directors."

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AMENDMENT OF E.PIPHANY'S CERTIFICATE AND OCTANE'S ARTICLES

     Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment, unless a higher vote is required by the corporation's certificate of incorporation. Under E.piphany's certificate of incorporation, certain provisions may be amended only with the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of E.piphany capital stock entitled to vote, unless the amendment is approved by a majority of the directors of E.piphany.

     Under California law, except for certain amendments such as stock splits, the articles of incorporation may be amended by the approval of the board of directors and a majority of the outstanding shares entitled to vote. Octane's articles of incorporation contain provisions requiring a vote greater than that required by California law to amend certain sections of Octane's articles of incorporation. For example, Octane's articles of incorporation require a two-thirds majority class vote of the preferred shareholders to convert all shares of Octane preferred stock into shares of Octane common stock in connection with the merger.

STOCKHOLDERS' ABILITY TO ACT BY WRITTEN CONSENT WITHOUT A MEETING

     The Octane bylaws allow for the Octane shareholders to act by written consent without a meeting, whereas E.piphany's certificate of incorporation eliminates the ability of E.piphany stockholders to act by written consent without a meeting. The elimination of the ability of stockholders to act by written consent could lengthen the amount of time required to take stockholder actions by requiring all actions to occur at a duly noticed and formally called stockholders' meeting. This lengthening of time has the potential to deter hostile takeover attempts. If the ability of stockholders to act by written consent is eliminated, a holder or group of holders controlling a majority in interest of a corporation's capital stock, for example, would not be able to amend such corporation's bylaws or remove its directors pursuant to a stockholders' written consent. E.piphany's board of directors, chairman of the board or president may call special meetings of E.piphany stockholders at any time. E.piphany stockholders do not have the ability to call special meetings. Octane's board of directors, chairman of the board, president, or the holders of at least 10% of the outstanding shares of capital stock of Octane entitled to vote may call special meetings of Octane shareholders.

SIZE OF THE BOARD OF DIRECTORS

     Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more members. The number of directors may be fixed by, or in the manner provided in, the corporation's bylaws unless the certificate of incorporation fixes the number of directors. E.piphany's certificate of incorporation states that the number of directors of E.piphany will be fixed. The number of directors may be changed by an amendment to the E.piphany bylaws approved by its board of directors, by its stockholders or by a duly adopted amendment to its certificate of incorporation. E.piphany's bylaws provide that its board of directors will consist of seven directors. There are currently six directors serving and one vacancy on the board.

     Under California law, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated range has been approved by the shareholders.

     Octane's board of directors currently consists of five seats, with four directors currently serving on Octane's board of directors and one seat currently vacant. The number of directors on Octane's board of directors may be changed by Octane shareholders by a duly adopted amendment to the
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articles of incorporation or by an amendment to the bylaws adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. However, an amendment reducing the fixed number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than 16 2/3% of the outstanding shares entitled to vote thereon. Under Octane's articles of incorporation, the holders of Series A, Series B and Series C preferred stock, voting together as a class, have the right to elect two members of the board of directors of Octane. Holders of common stock, voting together as a class, have the right to elect two members of the board of directors. The other director is to be elected by the holders of preferred stock and common stock, voting together on an as-converted to common stock basis.

CLASSIFICATION OF BOARD OF DIRECTORS

     A classified board is one with respect to which a certain number of directors, but not necessarily all, are elected on a rotating basis each year. The Delaware General Corporation Law permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. E.piphany's certificate of incorporation and bylaws provide for a classified board of directors. E.piphany's board of directors is divided into three classes designated as Class I, Class II, and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the 2000 annual meeting of stockholders, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the 2001 annual meeting of stockholders, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the 2002 annual meeting of stockholders, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

     California law generally requires that directors be elected annually but does permit a "classified" board of directors if the corporation is "listed." A listed corporation is defined under California law as one (a) which is listed on the New York or American Stock Exchange or (b) with a class of securities designated as a national market system security on NASDAQ. If eligible, California law permits corporations to provide for a board of directors divided into as many as three classes by adopting an amendment to the articles of incorporation or bylaws, which amendment must be approved by the shareholders. Octane is not listed and its articles of incorporation and bylaws do not provide for a classified board.

CUMULATIVE VOTING

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares.

     Under Delaware law, cumulative voting in the election of directors is not available unless specifically provided for in the certificate of incorporation. E.piphany's certificate of incorporation does not provide for cumulative voting.

     California law provides that any shareholder is entitled to cumulate his or her votes in the election of directors upon proper notice of his or her intention to do so, except that a "listed"

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corporation may eliminate cumulative voting with shareholder approval. If any one shareholder gives such notice, all shareholders may cumulate their votes. The Octane bylaws permit any person entitled to vote at an election for directors to cumulate the votes to which such person is entitled. However, no shareholder is entitled to cumulate his or her votes unless the candidates for which the shareholder is voting have been placed in nomination prior to the voting and a shareholder has given notice at the meeting, prior to the vote, of an intention to cumulate votes.

REMOVAL OF DIRECTORS

     Under Delaware law, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed without cause by a majority stockholder vote. A director of a corporation with a classified board of directors can be removed only for cause unless the certificate of incorporation otherwise provides. E.piphany's directors, or the entire E.piphany board, may be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of E.piphany common stock entitled to vote in the election of directors. "Cause" is not defined in E.piphany's certificate of incorporation or bylaws.

     Under California law, any director, or the entire board of directors, may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. However, no directors may be removed (unless the entire board is removed) if the number of votes cast against the removal would be sufficient to elect the director under cumulative voting. Octane's articles of incorporation permit removal of a director, with or without cause, by the vote or consent of the holders of the outstanding class or series with voting power to elect the director in accordance with the California Corporations Code. "Cause" is not defined in Octane's articles of incorporation or bylaws.

FILLING VACANCIES IN THE BOARD OF DIRECTORS

     Vacancies and newly created directorships in E.piphany's board of directors resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. However, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present -- which shares, voting affirmatively, also constitute a majority of the required quorum. If, at the time of filling any vacancy or any newly created directorship of E.piphany, the directors then in office constitute less than a majority of the whole board -- as constituted immediately prior to any such increase -- then the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares then outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office, which election will be governed by the provisions of the Delaware General Corporation Law as far as applicable.

     Any vacancies on Octane's board of directors resulting from any increase in the number of authorized directors or by the departure of a director (other than vacancies created by the removal of a director by the vote or written consent of the shareholders or by court order), may be filled by a majority of the remaining members of the Octane board of directors, even though less than a quorum, or by a sole remaining director. If a vacancy on the board of directors is to be filled by the Octane board of directors, only a director or directors elected by the same class of shareholders as those who would be entitled to vote to fill the vacancy, if any, will vote to fill the vacancy. A vacancy created by a removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly

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held meeting at which a quorum is present -- which shares, voting affirmatively, also constitute a majority of the required quorum -- or by the unanimous written consent of all shares entitled to vote thereon.

PAYMENT OF DIVIDENDS AND REPURCHASES OF SHARES

     Delaware law permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared, and/or for the preceding fiscal year, as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.

     Under California law, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares) unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets, as defined, would be at least equal to its current liabilities (or 125% of its current liabilities if the average pre-tax and pre-interest earnings for the preceding two fiscal years were less than the average interest expenses for such years). These tests are applied to California corporations on a consolidated basis. Under California law, there are certain exceptions to the foregoing rules for repurchases of shares in connection with certain rescission actions or pursuant to certain employee stock plans.

DISSENTERS' AND APPRAISAL RIGHTS

     Under both California and Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights under Delaware law, or, dissenters' rights under California law, pursuant to which the stockholder may receive cash in the amount of the fair market value of the shares held by the stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration the stockholder would otherwise receive in the transaction.

     Under Delaware law, appraisal rights are not available to:

     - stockholders with respect to a merger or consolidation by a corporation whose shares are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation having shares that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders; or

     - stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because, among other things, the number of
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       shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

     Delaware law also does not provide stockholders of a corporation with appraisal rights when the corporation acquires another business through the issuance of its stock:

     - in exchange for the assets of the business to be acquired,

     - in exchange for the outstanding stock of the corporation to be acquired, or

     - in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

     California law treats these kinds of acquisitions in the same manner as a direct merger of the acquiring corporation with the corporation to be acquired.

     The limitations on the availability of dissenters' rights under California law are different from those under Delaware law. Shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have dissenters' rights unless the holders of at least 5% of the class of outstanding shares claim the right. Dissenters' rights are not available, however, if the shareholders of a corporation or the corporation itself, or both, immediately prior to a reorganization own, immediately after the reorganization, more than five-sixths of the voting power of the surviving or acquiring corporation or its parent.

     Dissenters' rights are available to shareholders of Octane with respect to the merger. For a more complete description of these rights, see the section entitled "Dissenters' Rights" and reference Sections 1300 through 1312 of the California Corporations Code attached as Annex IV to this proxy statement/prospectus.

INSPECTION OF BOOKS AND RECORDS

     Both California and Delaware law allow any stockholder to inspect the stockholder list for a purpose reasonably related to such person's interest as a stockholder. California law provides, in addition, an absolute right to inspect and copy the corporation's shareholder list by a person or persons holding 5% or more of a corporations voting shares, or any shareholder or shareholders holding 1% or more of such shares who has filed a Schedule 14A with the Commission relating to the election of directors. Delaware law does not provide for any such absolute right of inspection.

LIMITATION OF LIABILITY OF DIRECTORS

     California and Delaware laws have similar provisions and limitations respecting indemnification by a corporation of its officers, directors and employees. Both California and Delaware law permit a corporation to adopt a provision in its charter documents eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including intentional misconduct and breach of the duty of loyalty.

INDEMNIFICATION

     The Delaware General Corporation Law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or (in contrast to California law) not opposed to the best interests of the corporation and, with respect to a criminal proceeding, which such person had no reasonable cause to believe his or her conduct

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was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable to the corporation. Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

     The E.piphany bylaws provide that E.piphany will indemnify its directors and executive officers and may indemnify other offices to the maximum extent permitted by law. Under E.piphany's bylaws, indemnified parties are entitled to indemnification to the extent permitted by law for actions made in good faith and in a manner such person reasonably believes to be in, or not opposed to, the best interests of E.piphany. The E.piphany bylaws also require E.piphany to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. E.piphany also has indemnification agreements with its officers and directors.

     The California Corporations Code permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (a) no indemnification may be made when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that the court shall determine, and (b) no indemnification may be made without court approval in respect of amounts paid in settling or otherwise disposing of an action or expenses incurred in defending an action which is settled or otherwise disposed of without court approval.

     Indemnification is permitted by California law only for acts taken by the person seeking indemnification in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and its shareholders and with respect to a criminal proceeding, which such person had no reasonable cause to believe the conduct of the person was unlawful, as determined by a majority vote of a quorum of disinterested directors, independent legal counsel (if a quorum of disinterested directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. California law requires indemnification when the individual has successfully defended the action on the merits. California corporations may include in their articles of incorporation a provision which extends the scope of indemnification through agreements, bylaws or other corporate actions beyond that specifically authorized by law. The Octane bylaws include a provision that provides Octane with the authority to indemnify its agents to the fullest extent permitted by California law.

STOCKHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     The Delaware General Corporation Law makes it more difficult to effect certain transactions between a corporation and a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years (excluding persons who became 15% stockholders by action of the corporation alone). For a period of three years following the date that a stockholder became a holder of 15% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 15% stockholder are prohibited (unless certain conditions, described below, are met):

     - mergers or consolidations,

     - sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation,

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     - issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% stockholder's proportionate share of the stock of any class or series of the corporation,

     - receipt by the 15% stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation, and

     - any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% stockholder.

     The three-year ban does not apply if either the proposed transactions or the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to the date the stockholder became a 15% stockholder. Additionally, a 15% stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby the stockholder became a 15% stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three year period if approved by the board of directors and, at an annual or special meeting, by the holders of 66 2/3% of the voting stock not owned by the 15% stockholder.

     A corporation may, at its option, exclude itself from the coverage of this Delaware law provision by providing in its certificate of incorporation or bylaws at any time to exempt itself from coverage, provided that a bylaw or charter amendment cannot become effective for 12 months after the amendment is adopted.

     In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% stockholder of the corporation (or who became such with board approval) if the proposed transaction involves:

     - certain mergers or consolidations involving the corporation,

     - a sale or other transfer of over 50% of the aggregate assets of the corporation, or

     - a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

STOCKHOLDER VOTING ON MERGERS AND SIMILAR TRANSACTIONS

     The laws of both California and Delaware generally require that a majority of the shareholders of both acquiring and target corporations approve statutory mergers. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if:

     - the merger agreement does not amend the existing certificate of incorporation,

     - each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

     - the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

     California law contains a similar exception to its voting requirements for reorganization where shareholders, or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power (assuming the conversion of convertible equity securities) of the surviving or acquiring corporation or its parent entity.

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     The laws of both California and Delaware also generally require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

     With certain exceptions, California law also requires that mergers, reorganizations, and similar transactions be approved by a majority vote of each class of shares outstanding. In contrast, Delaware law generally does not require class voting, except for amendments to the certificate of incorporation that change the number of authorized shares or the par value of shares of a specific class or that adversely affect such class of shares.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

     Under Delaware law, a corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

     Under California law, any such loan or guaranty to or for the benefit of a director or officer of the corporation or any of its subsidiaries requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, under California law, shareholders of any corporation with 100 or more shareholders of record may approve a bylaw authorizing the board of directors alone to approve a loan or guaranty to or on behalf of an officer (whether or not a director) if the board determines that such a loan or guaranty may reasonably be expected to benefit the corporation.

INTERESTED DIRECTOR TRANSACTIONS

     Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law,
(a) either the stockholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and, in the case of board of director approval, the contract or transaction must also be "just and reasonable" (in California) or "fair" (in Delaware) to the corporation, or (b) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved. In the latter case. California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his or her shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board of director approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Therefore, certain transactions that the board of directors of a California corporation might not be able to approve because of the number of interested directors could be approved by a majority of the disinterested directors of a Delaware corporation although less than a majority of a quorum.

STOCKHOLDER DERIVATIVE SUIT

     The Delaware General Corporation Law provides that a person may only bring a derivative action on behalf of the corporation if the person was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law.

     The California Corporations Code provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain criteria are met. California law also provides that the corporation or the

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defendant in a derivative suit may, under certain circumstances, make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

DISSOLUTION

     Under Delaware law, a dissolution must be approved by stockholders holding 100% of the total voting power or the dissolution must be initiated by the board of directors and approved by a simple majority of the stockholders of the corporation. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions.

     Under California law, shareholders holding 50% or more of the voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors and this right may not be modified by the articles of incorporation.

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                               E.PIPHANY BUSINESS

     The discussion in this proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. E.piphany's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "Risk Factors," as well as those discussed elsewhere in this proxy statement/prospectus.

E.PIPHANY OVERVIEW

     E.piphany develops and markets software that helps companies establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. The E.piphany E.4 System is an integrated family of software solutions that companies can deploy to collect and analyze data from their existing software systems, and from third party data providers, to profile their customers' characteristics and preferences. Business users within these companies can then act on this information by using the E.piphany E.4 System to design and execute marketing campaigns as well as personalize products, services and related interactions. E.piphany has recently extended its product offerings to enable companies to make marketing offers in real time during interactions initiated by customers. Companies can implement the E.piphany E.4 System to collect and analyze data from their existing software systems and from third party data providers to profile their customers' characteristics and preferences. By using E.piphany's software to address the unique characteristics and preferences of each customer, E.piphany believes companies are able to improve the longevity and profitability of their customer relationships.

RECENT EVENTS

     On January 4, 2000, E.piphany acquired RightPoint Software, Inc. in a merger transaction. RightPoint develops and markets real-time marketing software. RightPoint's software solutions enable companies to optimize and present marketing offers, promotions, and communications while a customer is interacting with a web site, call center agent or other point of customer interaction. RightPoint's real-time marketing software applications provide a single integrated view of the customer across multiple channels, allowing consistent marketing messages and promotions to customers regardless of which channel a customer is using. In connection with the acquisition, E.piphany issued approximately 3.1 million shares of its common stock. In addition, options and warrants of RightPoint were converted into options and warrants to purchase approximately 530,000 shares of E.piphany's common stock. This transaction has been accounted for under the purchase method of accounting.

     On January 20, 2000, E.piphany completed a follow-on public offering of 3,700,000 shares of common stock. E.piphany sold 1,993,864 shares of its common stock and the selling stockholders sold 1,706,136 shares of E.piphany's common stock. In addition, on February 15, 2000 the underwriters exercised their option to purchase 418,500 shares, of which 104,342 were from E.piphany and 314,158 were from selling stockholders, to cover over-allotments of shares. E.piphany expects to use the net proceeds from the offering of $356 million for working capital and general corporate purposes. E.piphany may also use a portion of the net proceeds to acquire complementary products, technologies or businesses.

     On March 27, 2000, E.piphany entered into a definitive agreement to acquire privately held iLeverage Corporation, a start-up company that is developing marketing solutions for digital marketplaces, for 181,649 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of iLeverage stockholders.

     On April 14, 2000, E.piphany entered into a definitive agreement to acquire privately held eClass Direct, an application service provider of permission-based e-mail marketing services, for approxi-
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mately 750,000 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of eClass Direct stockholders.

INDUSTRY BACKGROUND

     The Internet is fundamentally changing the way businesses interact with their customers and suppliers. Consumers can use the Internet to more quickly evaluate products and prices from a wide range of vendors without regard to geographical constraints. At the same time, companies across a variety of industries are using the Internet to redefine the way that goods and services are marketed, sold and distributed.

     To remain competitive in this dynamic business environment, many companies are seeking to increase the longevity and profitability of their customer relationships. E.piphany believes companies that improve their understanding of their customers can gain the loyalty of their most profitable customers by personalizing products, services and related interactions based on each customer's characteristics and preferences. Furthermore, when companies understand individual customer preferences, they can market complementary products, known as "cross-selling," or market higher-end products, known as "up-selling." To execute on these marketing strategies, companies need to establish a single view of each customer across all of the company's various departments, distribution channels and points of customer interaction. Companies must then leverage this knowledge to market to customers through proactive marketing campaigns, as well as by making marketing decisions in real time when a customer initiates contact with the company. Finally, to better serve customers, companies can use their knowledge of their customers to better anticipate customer demand and optimize their processes for fulfilling customer orders. For example, a company that identifies that many customers prefer a particular product can increase inventories of that product to meet anticipated demand.

     Over the past two decades, companies have invested in software applications that reduce costs by automating business processes. AMR Research, an industry and market analysis firm, estimates that, from 1995 through 1998, companies spent more than $56 billion on industrial enterprise software applications that are focused on automating sales, support, manufacturing, distribution and finance processes. More recently, companies have begun investing in Internet infrastructure software, including systems that enable commercial transactions over the Web, as well as systems that monitor and track customers' behavior on Web sites. Many companies also continue to operate older, custom-built systems that automate critical business processes, such as order processing and accounting. All of these applications have allowed companies to collect and store enormous volumes of customer data, including customer demographic information, historical purchasing information or delivery specifications. This data is often augmented by marketing data from third-party data providers.

     Despite the vast amounts of data generated, these applications remain focused on automating business processes, rather than helping companies better understand their customers or manage marketing campaigns. Moreover, because these data reside in disparate computer systems in different departments or are delivered from third parties, combining and analyzing this information to provide a single view of the customer is a significant challenge. For example, a company may have over time acquired sales, customer service, and distribution software applications, each operating on a different computer system. In addition, many companies' Internet commerce systems operate independently of systems that automate their traditional sales channels and fulfillment processes. Because these applications and systems serve different purposes, they collect vastly different types of customer data. To analyze and act on disparate corporate data, many companies have attempted to integrate multiple software tools designed to either extract data from various software systems, store it in a central repository, analyze the data or manage marketing campaigns. Many of these internally assembled

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software systems require substantial amounts of time to integrate and customize, making them expensive to implement and maintain. Moreover, these tools often have complex user interfaces that are not accessible to all business users in a company. Finally, these tools are typically not able to collect and analyze data in real time to rapidly make marketing offers when a customer initiates contact with the company.

     To allow all business users within a company to better understand and act on customer information collected from multiple sources, companies need new software solutions. These software solutions should be:

     - Focused on establishing, maintaining and improving customer relationships. Software should allow companies to identify and differentiate their current and potential customers and act on that knowledge to provide products, services, and related interactions personalized to each customer's preferences.

     - Deployable to all business users and points of interaction with customers. Software should be designed to offer the ease of use and availability of the Web to enable all business users -- not just information technology professionals and specialized analysts -- to access, understand and act on customer information. Additionally, software should easily integrate with companies' existing software to collect all relevant customer information and enable personalized interactions at each point of customer interaction.

     - Packaged to offer faster and less expensive implementation. Software should minimize the time and expense of implementation and maintenance by including in a single integrated system all of the technologies required to extract, store, analyze and act on customer data. In addition, the software should be designed to solve specific business problems without substantial customization.

     - Designed to generate marketing recommendations in real time. Software should enable companies to market to customers in real time during interactions initiated by the customer, such as Web site visits or contact with a customer support call center. This capability requires software systems to collect and analyze customer information and then immediately make a personalized marketing recommendation in real time.

THE E.PIPHANY SOLUTION

     Companies can use E.piphany's software to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. The E.piphany E.4 System allows companies to profile customers' characteristics and preferences by collecting and analyzing data from their existing software systems and third party data providers. Business users within these companies can then act on this information by using E.piphany's E.4 System to design and execute marketing campaigns as well as personalize products, services and related interactions. E.piphany believes that its software is differentiated by its combination of the following characteristics:

     Software designed to establish, maintain and improve customer relationships. E.piphany's software helps companies establish, maintain and improve customer relationships by:

     - Identifying customers. E.piphany's software can be used by companies to better identify their customers by aggregating and analyzing data from existing software systems as well as from third-party data providers,

     - Differentiating customers. E.piphany's software allows companies to differentiate their customers by analyzing customer groups according to demographics, profitability, length of sales cycle, cross-sell success rates and other company-defined criteria,

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     - Interacting with customers more personally. E.piphany's software helps companies to extend customer information to all employees that interact with customers as well as integrate this information with Internet infrastructure software that generates Web pages and e-mail. Moreover, E.piphany's software can be used to design and execute marketing campaigns that tailor marketing messages to each customer based on his or her specific characteristics and preferences, and

     - Personalizing products, services and related interactions. E.piphany's software helps companies collect and analyze the data required to personalize products, services and related interactions based on customer characteristics and preferences. In addition, companies can use E.piphany's software to better anticipate customer demand and to manage their processes for fulfilling orders in a more efficient manner.

     Web-based design to promote ease of use and wide-scale deployment to business users. E.piphany's software offers an easy to use interface that is similar to those used on most Web sites. The interface is accessed by business users across a corporate network or the Internet using a Web browser, such as Microsoft Internet Explorer. The software is installed by the customer in a central location, either on the customer's own computer servers or on those of a third-party hosting service. This Web-based design does not require E.piphany's software to be installed on each user's computer, which reduces the costs of deploying and maintaining software.

     Packaged software for faster and less expensive implementation. E.piphany's software solutions are integrated to combine all of the technologies required to collect and analyze customer data and manage marketing campaigns. As a result, companies do not need to combine multiple vendors' software tools -- each of which offers only limited capabilities -- into a single software solution and then customize this software solution to meet their needs. E.piphany's software solutions can generally be implemented in 16 weeks or less.

     Designed to generate marketing recommendations in real time. E.piphany's software has been designed to generate marketing recommendations in real time during interactions initiated by a customer. For example, the E.piphany E.4 System can collect data while a customer navigates a company's Web site or speaks to a call center operator. E.piphany's software immediately analyzes that data along with existing customer data to determine a customized marketing offer to present to the customer. The offer is then delivered through integration at the point of customer contact, such as dynamically presenting Web site content or presenting a script to a call center operator within their existing call center software application.

E.PIPHANY PRODUCTS

     The E.piphany E.4 System includes multiple software solutions designed to solve specific business problems in areas such as sales, marketing, finance and Internet commerce. Each of these software solutions incorporate core technologies that E.piphany has designed to extract data from existing software systems, store it in a central repository, analyze the data to discover customer characteristics and preferences, and manage marketing campaigns. E.piphany's software solutions can be deployed simultaneously or in incremental steps as its customers address new business problems.

     The E.piphany E.4 System software solutions are grouped into three product families:

     - Reporting & Analysis,

     - Distributed Database Marketing, and

     - E-Commerce.

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REPORTING & ANALYSIS

     E.piphany's Reporting & Analysis software solutions allow any business user with a Web browser to easily analyze customer, supplier and operational data from across the enterprise and the Internet. To support this capability, E.piphany has designed the E.piphany E.4 System to extract and manage data from a wide variety of electronic data sources regardless of their format. The analytical capabilities of E.piphany's software solutions range from aggregating data from disparate software systems to the application of complex statistical formulas to that data, known as data mining. Once E.piphany's software solutions have analyzed the data, they present the resulting information in an easy-to-use format, such as graphs and tables. The following are E.piphany's current Reporting & Analysis software solutions:

-------------------------------------------------------------------------------------------------------
     SOFTWARE SOLUTION                                       DESCRIPTION
-------------------------------------------------------------------------------------------------------
 Bookings, Billings &         Analyzes bookings, billings, backlog and other sales data to identify
 Backlog/ Sales Reporting &   trends and the status of sales for sales managers and finance personnel.
 Analysis
-------------------------------------------------------------------------------------------------------
 Customer Relationship        Analyzes customer data from sales and support applications so that sales
 Management Reporting &       support and service managers can better understand the quantity and
 Analysis                     status of sales leads, customer inquiries and service calls as well as forecast future sales using data mining techniques such as trend analysis.
-------------------------------------------------------------------------------------------------------
 Channel Sell-Through         Analyzes sales data from indirect business channels such as resellers and
 Management                   distributors. Sales managers can use this information to track channel inventory trends, distributors' profit margins or other metrics to better manage sales through indirect channels.
-------------------------------------------------------------------------------------------------------
 Call Center Reporting &      Analyzes data from call centers. Managers of call centers can use this
 Analysis                     information to improve call center efficiency by tracking metrics such as the average cost and time for problem resolution, the frequency of customer contact, the profitability of individual representatives and the most common types of customer calls.
-------------------------------------------------------------------------------------------------------
 Customer Profitability       Analyzes data to segment customers according to their current and potential profitability and also calculates the profitability of divisions, geographies and the entire company. Managers throughout the company can use this information to better understand which customers and areas of the business they should target for profitability improvements.
-------------------------------------------------------------------------------------------------------
 Branch Information           Analyzes data from branch office systems so that branch managers can track regional sales, profile their customers and market to those customers.
-------------------------------------------------------------------------------------------------------

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DISTRIBUTED DATABASE MARKETING

     E.piphany's Distributed Database Marketing software solutions allow employees in a company's marketing department to collaborate on planning and designing marketing campaigns that target each customer based on his or her specific characteristics and preferences. Once a campaign is designed, E.piphany's software solutions can execute the campaign through direct mail, personalized e-mail, customized Web pages and other points of customer interaction. When campaigns are executed, E.piphany's Distributed Database Marketing software solutions analyze response data to refine and tune campaigns. The following are E.piphany's current Distributed Database Marketing software solutions:

-------------------------------------------------------------------------------------------------------
     SOFTWARE SOLUTION                                       DESCRIPTION
-------------------------------------------------------------------------------------------------------
 Cross-Sell/Up-Sell           Analyzes customer characteristics using data mining techniques to identify opportunities to sell complementary or higher-end products to existing customers, and then enables business users to plan, execute, measure and refine marketing campaigns.
-------------------------------------------------------------------------------------------------------
 Campaign Performance         Monitors the response rates, costs and profitability of corporate and
 Measurement                  regional marketing campaigns, and also predicts the likely returns on marketing campaign investments.
-------------------------------------------------------------------------------------------------------
 Loyalty Program Management   Analyzes customer buying and attrition data to enable companies to better identify and understand their most loyal customers as well as measure and improve the effectiveness of their loyalty programs.
-------------------------------------------------------------------------------------------------------
 Customer Acquisition         Identifies promising potential customers by using data mining techniques to analyze data from third party data providers, advertising programs and promotional events and then enables business users to plan, execute, measure and refine marketing campaigns to attract those customers.
-------------------------------------------------------------------------------------------------------
 Attrition Management         Enables companies to determine why some customers terminate their relationships with the company. Companies can then use this information to maximize the retention of profitable customers and manage the attrition of unprofitable customers.
-------------------------------------------------------------------------------------------------------

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E-COMMERCE

     E.piphany's E-Commerce software solutions help companies analyze customer behavior on Internet commerce Web sites and personalize those sites by integrating customer preference data into the software that generates Web pages. As a result, each time a customer accesses the company's Web site, the customer will see and interact with a Web site personalized for his or her preferences. These software solutions also enable companies to design and execute Internet commerce marketing campaigns through e-mail and other points of e-commerce customer interaction, as well as personalize products, services and related transactions based on customer preference information. Finally, these systems can be used to measure the effectiveness of companies' Internet commerce initiatives as well as their effect on traditional business channels. The following are E.piphany's current E-Commerce software solutions:

-------------------------------------------------------------------------------------------------------
     SOFTWARE SOLUTION                                       DESCRIPTION
-------------------------------------------------------------------------------------------------------
 E-Commerce Reporting &       Analyzes Internet commerce purchasing patterns and Web site
 Analysis                     effectiveness. Marketing and finance personnel can use this solution to analyze customer behavior on Web sites, including Web site navigation and purchase patterns. Companies can also use this solution to measure the effect of Internet commerce on traditional sales, marketing and distribution channels and overall corporate profitability.
-------------------------------------------------------------------------------------------------------
 E-Commerce Campaigns         Allows marketing personnel to manage marketing campaigns through e-mail and Web sites in addition to conventional direct mail and phone solicitations.
-------------------------------------------------------------------------------------------------------
 Emailer                      Allows marketing personnel to personalize and send e-mails based on customer characteristics and preferences, track e-mail delivery and responses, embed Internet addresses in e-mails to provide personalized
                              Web pages and customized offers and finally, measure and help manage the effectiveness of Internet marketing campaigns.
-------------------------------------------------------------------------------------------------------
 Product Customization        Analyzes customer preference data so that product development personnel can personalize products for individual customers as well as develop new products based on current customer preferences.
-------------------------------------------------------------------------------------------------------
 Real-Time Personalization    Allows companies to cross-sell, up-sell and deliver marketing offers for
 Solution                     individual customers in real time across both Internet and traditional points of customer interaction.
-------------------------------------------------------------------------------------------------------

PROFESSIONAL SERVICES

     E.piphany's internal professional services organization plays an integral role in implementing E.piphany's software for its customers as well as supporting and training its customers. E.piphany believes that providing a high level of customer service and technical support is critical to the satisfaction of E.piphany's customers. E.piphany's professional services staff consisted of 93 employees as of March 31, 2000. E.piphany's professional services offerings include:

     Consulting and implementation services. E.piphany offers consulting and implementation services focused on configuring and implementing software solutions to meet each of E.piphany's customer's unique needs. These services are delivered primarily by E.piphany's internal professional

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services organization, but also by outside consulting organizations. When
E.piphany works with third party consulting organizations E.piphany typically subcontracts to these consulting organizations or enters into contracts with them to collaborate on specific projects. E.piphany believes that its consulting services enhance the quality of E.piphany's software solutions, accelerates the implementation of its solutions and shares best business practices with client project teams.

     Maintenance services. E.piphany provides its customers with extensive maintenance services including telephone support, Web-based support and updates to E.piphany's products and documentation. E.piphany enters into maintenance contracts separate from its product license agreements. Fees are typically 15 to 20% of the license fees for the associated software products.

     Training services. E.piphany offers extensive training programs to its customers and other companies with which E.piphany has relationships to accelerate the implementation and adoption of its solutions by the users within a company. Fees for E.piphany's training services are typically charged separately from E.piphany's software license fees and consulting fees.

     In addition to implementing E.piphany's software and supporting E.piphany's customers, E.piphany's professional services organization works closely with E.piphany's internal research and development organization to design new E.piphany E.4 System software solutions. Experience gained by E.piphany's professional services organization through repeated implementation of E.piphany's products is routinely conveyed to E.piphany's research and development staff. E.piphany's research and development staff then uses this experience to design new features into new releases of its software.

E.PIPHANY E.4 SYSTEM TECHNOLOGY

     The E.piphany E.4 System includes core technologies that enable E.piphany's software solutions to extract, manage and analyze data from existing systems as well as manage marketing campaigns. These software technologies allow E.piphany's internal research and development organization to rapidly build and deploy new software solutions as market opportunities arise, without re-developing and configuring the underlying technologies. The major elements of the E.piphany E.4 System's core technologies include:

     EpiCenter. EpiCenter is the E.piphany E.4 System software technology E.piphany developed for storing and managing data. E.piphany's software solutions utilize EpiCenter to retrieve the data that they require to perform their analysis and distributed database marketing. Key functional elements of EpiCenter include:

     - Adaptive Schema Generator. The Adaptive Schema Generator is the software technology that E.piphany developed and market as a part of the E.piphany
       E.4 System. It automatically reconfigures EpiCenter, based on high-level specifications, each time a customer's software solutions are modified. This technology enables rapid customization of E.piphany's products to meet the specific and dynamic business needs of E.piphany's customers and allows system administrators to avoid having to manage complex data storage design tasks.

     - Metadata integration. All of the components of the E.piphany E.4 System are integrated through E.piphany's metadata, which is a high-level, software-based description of a customer's E.piphany E.4 System and the data which resides in that system. Generic metadata is included in the E.piphany E.4 System when shipped, and is continually updated by the E.piphany E.4 System as consultants or users make changes to any portion of the system. As a result, when new data elements or functions are added to any software component of a customer's E.piphany E.4 System, all other software components are able to recognize the change and adapt accordingly.

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     - Accelerators. E.piphany has integrated into the E.piphany E.4 System mathematical formulas called accelerators that improve the performance of E.piphany's software by pre-computing some information, creating special indices and providing "hints" to the system on how to optimize the processing of user queries.

     Data extraction and transformation. The E.piphany E.4 System offers a powerful approach to extracting data from various sources and transforming that data before loading it into EpiCenter. Central to this capability are E.piphany's Packaged Semantic Transformations, which are rules that change customer data into a format well-suited for data analysis by business users.

     Software application server. E.piphany's software application server is the software technology that E.piphany developed to manage the mathematical formulas that are used to analyze data in response to user queries. In addition, the software application server generates the user interface that end-users interact with through their Web browsers.

     Real-Time Personalization Solution. E.piphany's Real-Time Personalization Solution executes the marketing campaigns developed by end users for real-time marketing recommendations. When a customer makes contact with the company through, for example, a Web site or a call center, E.piphany's Real-Time Campaign Server accesses existing customer information, pre-defined campaigns and information gathered during the current interaction to provide the most appropriate recommendation to the customer.

RELATIONSHIPS AND ALLIANCES

     An important element of E.piphany's strategy is to establish relationships and alliances to assist E.piphany in marketing, selling and implementing E.piphany's software solutions. These relationships and alliances fall into the following four categories:

     Consulting and implementation relationships. E.piphany works with Cambridge Technology Partners, Ernst & Young and KPMG through subcontractor relationships whereby these firms implement E.piphany's software on customers' computer systems. In return for the services provided under these subcontractor agreements, E.piphany pays fees to these entities and provides personnel and technical resources to support their implementation of E.piphany's software. In order to improve their opportunity to generate service fees from E.piphany's customers, each of these entities has committed resources to training their consultants on E.piphany's products, co-marketing E.piphany's products with their services and incorporating E.piphany's products into their customer relationship management marketing strategies. E.piphany has a contractual relationship with Marketing 1:1 -- a marketing consulting firm -- under which they provide consulting services to E.piphany and co-market and promote E.piphany's software. In return, E.piphany pays consulting fees and other compensation to the firm as well as fees for customer referrals. Cambridge Technology Partners, KPMG and Marketing 1:1 are also investors in E.piphany. E.piphany believes that these relationships will facilitate the adoption and deployment of E.piphany's software and expand the capabilities of E.piphany's software to target specific industries.

     Platform relationships. To help ensure that E.piphany's products are based on industry standards and take advantage of current and emerging technologies, E.piphany has formed relationships with vendors of software and hardware technology platforms. E.piphany currently maintains platform relationships with Hewlett-Packard, Microsoft, Oracle and Sun Microsystems. These companies voluntarily provide E.piphany with early releases of new technology platforms, education related to those platforms and limited access to their technical resources to facilitate adoption of their technology. As a result, E.piphany is able to more easily integrate E.piphany's products with these vendors' platforms, and E.piphany can also anticipate required changes to E.piphany's products based on new versions of these vendors' platforms. E.piphany believes that these

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relationships allow E.piphany to focus on E.piphany's core competencies, simplify the task of designing and developing E.piphany's software and reduce the time it takes E.piphany to make E.piphany's software compatible with their software or hardware.

     Technology relationships. E.piphany has formed relationships with vendors of complementary software products. These relationships consist of non-exclusive contractual agreements to co-market each other's products and share technical resources in order to better integrate each other's products. These agreements also provide, in some instances, for the payment of referral fees to each other for customer referrals. E.piphany currently has such agreements with Art Technology Group, BroadVision, FirePond and Vignette, all of which are providers of Internet infrastructure software.

     Reseller and applications service provider relationships. E.piphany has entered into contractual reseller agreements with vendors under which E.piphany sells software solutions to them for resale to their customers. E.piphany believes that these relationships will extend its sales presence in new and existing markets. E.piphany has entered into reseller agreements with Acxiom and Harte-Hanks -- two providers of customer data and strategic marketing services -- and a reseller agreement with Pivotal Software -- a vendor of sales force automation and customer support software. E.piphany has also recently entered into a relationship with Corio -- an Internet-based application service provider. Under these agreements, E.piphany sells its software solutions to these companies at a discount from E.piphany's list prices, provide some marketing and training support and must provide advance notice of price increases. Each of these companies has committed resources to training their employees, developing co-marketing programs and incorporating E.piphany's products into their customer relationship management marketing strategies. E.piphany provides sales materials, training and support services to these resellers on the implementation of E.piphany's software solutions. E.piphany also has contractual relationships with Exactis.com, Bullseye Interactive and Interrelate under which these companies host E.piphany's software solutions as Internet-based application service providers. E.piphany has not yet generated any significant revenues from any of these reseller and applications service provider agreements.

CUSTOMERS

     E.piphany's customers represent large global institutions from industries such as high technology, financial services, communications, and internet commerce. For the quarter ended March 31, 2000 no individual customer accounted for more than 10% of E.piphany's total revenues. For the year ended December 31, 1999, Sallie Mae accounted for 11% of E.piphany's total revenues. For the year ended December 31, 1998, Autodesk, Charles Schwab, Hewlett-Packard, KPMG and Macromedia, accounted for 30%, 17%, 16%, 11% and 11%, respectively, of E.piphany's total revenues.

RESEARCH AND DEVELOPMENT

     E.piphany's research and development organization is responsible for developing new software products, product architecture, core technologies, product testing, quality assurance and ensuring the compatibility of E.piphany's products with hardware and software platforms. In addition, this organization supports some pre-sale and customer support activities. E.piphany's research and development organization is divided into teams consisting of development engineers, product managers, quality assurance engineers and technical writers. In addition, E.piphany's professional services staff helps E.piphany's research and development organization identify potential new product features.

     E.piphany's research and development staff consisted of 86 employees as of March 31, 2000. E.piphany's total expenses for research and development were $7.1 million for the year ended December 31, 1999 and $3.8 million for the year ended December 31, 1998. E.piphany expects that

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research and development expenses will increase in absolute dollars and may increase as a percentage of revenue in future periods.

SALES, MARKETING AND DISTRIBUTION

     To date, E.piphany has marketed its products primarily through its direct sales force. However, E.piphany intends to expand its sales channels through additional relationships with systems integrators and value-added resellers. In selling E.piphany's products, E.piphany typically approaches both business users and information technology professionals with an integrated team from E.piphany's sales and professional services organizations. Initial sales activities typically include a demonstration of E.piphany's product capabilities followed by one or more detailed technical reviews. E.piphany also seeks to establish relationships and alliances with major industry vendors that will add value to E.piphany's products and expand E.piphany's distribution opportunities. E.piphany's sales and marketing organization consisted of 117 employees as of March 31, 2000.

     E.piphany uses a variety of marketing programs to build market awareness of E.piphany's company, E.piphany's brand name and E.piphany's products, as well as to attract potential customers. These programs include E.piphany's own market research, product and strategy updates with industry analysts, public relations activities, direct mail programs, telemarketing and telesales, seminars, trade shows, reseller programs, speaking engagements and Web site marketing. E.piphany's marketing organization also produces marketing materials in support of sales to prospective customers that include brochures, data sheets, white papers, presentations and demonstrations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     E.piphany's future success depends in part on legal protection of E.piphany's technology. To protect its technology, E.piphany relies on a combination of the following among others:

     - patent laws,

     - copyright laws,

     - trademark laws,

     - trade secret laws, and

     - employee and third-party nondisclosure agreements and confidentiality procedures.

     E.piphany holds one patent and has applied for seven other patents on E.piphany's technology in the United States and made one international application. E.piphany has also applied for additional trademarks. E.piphany's pending patent and trademark applications may not be allowed. Even if they are allowed, these patents may not provide E.piphany a competitive advantage. Competitors may successfully challenge the validity and scope of E.piphany's patents and trademarks.

     E.piphany's end-user licenses are designed to prohibit unauthorized use, copying and disclosure of E.piphany's software and technology. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of E.piphany's products or reverse engineer or obtain and use information and technology that E.piphany regards as proprietary. Third parties could also independently develop competing technology or design around E.piphany's technology. If E.piphany is unable to successfully detect infringement and enforce its rights to its technology, E.piphany may lose competitive position in the market. E.piphany cannot assure you that its means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology. In addition, some of E.piphany's licensed users may allow additional unauthorized users to use E.piphany's software, and if E.piphany does not detect such use it could lose potential license fees.

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     From time to time, E.piphany may encounter disputes over rights and obligations concerning intellectual property. E.piphany believes that its products do not infringe the intellectual property rights of third parties. However, E.piphany cannot assure you that E.piphany will prevail in all intellectual property disputes. E.piphany has not conducted a search for existing patents and other intellectual property registrations, and E.piphany cannot assure you that its products do not infringe upon issued patents. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which would relate to E.piphany's products.

     E.piphany indemnifies some of its customers against claims that its products infringe upon the intellectual property rights of others. E.piphany could incur substantial costs in defending its company and its customers against infringement claims. In the event of a claim of infringement, E.piphany or its customers may be required to obtain one or more licenses from third parties. E.piphany cannot assure you that such licenses could be obtained from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on E.piphany's business.

COMPETITION

     The market for E.piphany's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. E.piphany's integrated software competes against various vendors' software tools designed to accomplish specific elements of a complete process, including extracting data, storing and managing data, analyzing data, or managing marketing campaigns. E.piphany's competitors include companies that sell:

     - data management and data analysis software tools, such as Brio Technology, Broadbase, Business Objects, Informatica, Microstrategy and Sagent Technology,

     - enterprise application software, such as Oracle, PeopleSoft, SAP and Siebel Systems,

     - marketing campaign management software tools, such as Exchange Applications, Prime Response, and Recognition Systems,

     - software that recommends products to customers in real-time based on simple analytics rules such as Net Perceptions, and

     - electronic customer relations management software, such as Kana Communications (Silknet Software), eGain, Primus Knowledge Solutions, Nortel (Clarify), PeopleSoft (Vantive), and Siebel Systems (Scopus).

     Many of E.piphany's competitors have longer operating histories, significantly greater financial, technical, marketing, or other resources, or greater name recognition than E.piphany does. E.piphany's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competition could seriously harm E.piphany's ability to sell additional software, maintenance renewals, and services on terms favorable to E.piphany. Competitive pressures could reduce E.piphany's market share or require E.piphany to reduce the price of its products and services, any of which could materially and adversely affect E.piphany's business, financial condition and operating results.

     E.piphany competes on the basis of certain factors, including:

     - product performance,

     - product features,

     - user scalability,

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     - open architecture,

     - ease of use,

     - product reliability,

     - analytic capabilities,

     - time to market,

     - customer support, and

     - product pricing.

     E.piphany believes that it presently competes favorably with respect to each of these factors. However, the markets for E.piphany's products are still rapidly evolving, and E.piphany may not be able to compete successfully against current and potential competitors.

EMPLOYEES

     As of March 31, 2000, E.piphany has 333 full-time employees. Of these employees, 86 are engaged in research and development, 117 are engaged in sales and marketing, 93 are engaged in professional services and 37 are engaged in finance and administration.

     None of E.piphany's employees is represented by a labor union or a collective bargaining agreement. E.piphany has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

     E.piphany currently leases approximately 32,500 square feet of office space for E.piphany's headquarters in one building in San Mateo, California. E.piphany also leases approximately 35,500 square feet of additional office space in two additional buildings in San Mateo, California. E.piphany also leases sales offices near Atlanta, Boston, Chicago, Detroit, Dallas, London, Los Angeles, Minneapolis, Phoenix, St. Louis and Stamford, Connecticut. E.piphany believes that its facilities are adequate for its current needs. E.piphany may need to locate additional space to meet its needs in the future.

LEGAL PROCEEDINGS

     From time to time, E.piphany may become involved in litigation relating to claims arising from its ordinary course of business. E.piphany believes that there are no claims or actions pending or threatened against E.piphany, the ultimate disposition of which would have a material adverse effect on E.piphany.

           E.PIPHANY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data and other operating information of E.piphany as of and for the years ended December 31, 1997, 1998 and 1999 are derived from E.piphany's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this proxy statement/prospectus. The consolidated financial data as of and for the three months ended March 31, 1999 and 2000 are derived from E.piphany's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. E.piphany has prepared this unaudited information on the same basis as the audited financial statements and has included all adjustments, consisting only of normal recurring adjustments that it considers necessary for a fair presentation of its financial position and operating results for such periods. When you read this selected consolidated financial data, it is important that you also read the financial statements and related notes included in this proxy statement/prospectus, as well as the section of this prospectus entitled "E.piphany Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results. See Note 2 of Notes to Financial Statements of E.piphany for an explanation of the determination of the number of shares used in computing per share amounts.

                                                                                                THREE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,             MARCH 31,
                                                             -------------------------------    -------------------
                                                             1997(1)      1998        1999       1999        2000
                                                             -------    --------    --------    -------    --------
                                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Product license..........................................  $    --    $  2,216    $ 10,161    $ 1,136    $  8,268
  Services.................................................       --       1,161       9,021        758       6,147
                                                             -------    --------    --------    -------    --------
    Total revenues.........................................       --       3,377      19,182      1,894      14,415
                                                             -------    --------    --------    -------    --------
Cost of revenues:
  Product license..........................................       --           4         158          5         109
  Services.................................................                1,396       9,191        827       6,020
                                                             -------    --------    --------    -------    --------
    Total cost of revenues.................................       --       1,400       9,349        832       6,129
                                                             -------    --------    --------    -------    --------
Gross profit...............................................       --       1,977       9,833      1,062       8,286
                                                             -------    --------    --------    -------    --------
Operating expenses:
  Research and development.................................    1,646       3,769       7,074      1,294       3,758
  Sales and marketing......................................    1,200       6,519      18,727      2,763      11,212
  General and administrative...............................      373       1,503       4,576        456       2,257
  In-process research and development charge...............       --          --          --         --      22,000
  Amortization of goodwill and purchased intangibles.......       --          --          --         --      39,943
  Stock-based compensation.................................        1         799       2,929        603         477
                                                             -------    --------    --------    -------    --------
    Total operating expenses...............................    3,220      12,590      33,306      5,116      79,647
                                                             -------    --------    --------    -------    --------
Loss from operations.......................................   (3,220)    (10,613)    (23,473)    (4,054)    (71,361)
                                                             -------    --------    --------    -------    --------
Other income (expense):
  Interest income..........................................       71         333       1,722        138       4,647
  Interest expense.........................................       --         (48)       (639)       (43)       (254)
  Other....................................................       --          (2)         --         --          --
                                                             -------    --------    --------    -------    --------
    Total other income.....................................       71         283       1,083         95       4,393
                                                             -------    --------    --------    -------    --------
Net Loss...................................................  $(3,149)   $(10,330)   $(22,390)   $(3,959)   $(66,968)
                                                             =======    ========    ========    =======    ========
Basic and diluted net loss per share.......................  $ (2.90)   $  (4.49)   $  (2.19)   $ (0.84)   $  (2.35)
                                                             =======    ========    ========    =======    ========
Shares used in computing basic and diluted net loss per
  share....................................................    1,087       2,299      10,247      4,733      28,452
                                                             =======    ========    ========    =======    ========
Pro forma basic and diluted net loss per share
  (unaudited)..............................................             $  (1.07)   $  (1.23)   $ (0.26)   $  (2.35)
                                                                        ========    ========    =======    ========
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)...............................                9,694      18,201     15,355      28,452
                                                                        ========    ========    =======    ========

---------------
(1) The statement of operations for the year ended December 31, 1997 is presented for the period from inception in November 1996 to December 31, 1997. Operating expenses totaled $12,000 for the period from inception in November 1996 to December 31, 1996.

                                                                     DECEMBER 31,
                                                              --------------------------     MARCH 31,
                                                              1997     1998       1999         2000
                                                              ----    -------    -------    -----------
                                                                                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $369    $13,595    $81,010     $424,720
  Working capital...........................................   131     12,601     78,351      413,144
  Total assets..............................................   801     16,364     93,586      883,866
  Long-term obligations, net of current portion.............    --        333      7,824          790
  Total stockholders' equity................................   468     13,440     74,642      858,745

                 E.PIPHANY MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of E.piphany's financial condition and results of operations should be read in conjunction with E.piphany's financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include statements regarding the extent and timing of future revenues and expenses and customer demand, statements regarding the deployment of E.piphany's products, and statements regarding E.piphany's reliance on third parties. All forward-looking statements included in this document are based on information available to E.piphany as of the date hereof, and E.piphany assumes no obligation to update any such forward-looking statement. E.piphany's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those discussed in the section entitled "Risk Factors" in this proxy statement/prospectus.

OVERVIEW

     The E.piphany E.4 System is an integrated set of software solutions that provide capabilities for analysis of customer data and managing distributed database marketing. Companies can implement the E.piphany E.4 System to collect and analyze data from their existing software systems, and from third party data providers, to profile their customers' characteristics and preferences. Business users within these companies can then act on this information by using the E.piphany E.4 System to design and execute marketing campaigns as well as personalize products, services and related interactions.

     E.piphany was founded in November 1996. From E.piphany's founding through the end of 1997, E.piphany primarily engaged in research activities, developing products and building business infrastructure. E.piphany began shipping its first software product and first generated revenues from software license fees, implementation and consulting fees, and maintenance fees in early 1998. During 1998, E.piphany introduced several other software products, and in June 1999, E.piphany began shipping its E.piphany E.4 System software solutions. Although E.piphany's revenues consistently increased from quarter to quarter during 1998 and 1999, E.piphany incurred significant costs to develop its technology and products, to continue the recruitment of research and development personnel, to build a direct sales force and a professional services organization, and to expand its general and administrative infrastructure. E.piphany's total headcount has increased from 69 employees at December 31, 1998 to 333 employees at March 31, 2000.

ACQUISITIONS

THE OCTANE ACQUISITION

     On March 14, 2000, E.piphany entered into a definitive agreement to acquire Octane Software, Inc. E.piphany expects to complete the acquisition during the quarter ending June 30, 2000. Octane is a next-generation provider of multi-channel customer interaction applications and infrastructure software for sales, service and support. Under the terms of the agreement, E.piphany will issue up to approximately 12.8 million shares of its common stock in return for all outstanding shares of Octane capital stock and options, warrants and other rights to purchase Octane capital stock. The acquisition is subject to customary closing conditions, including regulatory approval and the approval of E.piphany's stockholders and Octane's shareholders.

     Octane began offering its Internet relationship management applications in the second quarter of 1999, and began generating revenue from its Internet relationship management applications in its fiscal quarter ended December 31, 1999. Octane has also experienced significant increases in headcount during 1999 and the first quarter of 2000. As of March 31, 2000, Octane had 263 employees. Octane has incurred substantial costs to develop its products, and to recruit and train personnel for its engineering, sales and marketing services organizations.

     E.piphany expects that the combination of the companies will result in significant increases in all expense categories. As of March 31, 2000, Octane had 60 employees engaged in the delivery of services, 85 employees engaged in research and development, 84 employees engaged in sales and marketing and 34 employees engaged in general and administrative activities. E.piphany expects that operating expenses will increase in absolute dollars and may increase as a percentage of revenue as a result of the acquisition.

     E.piphany expects that it will continue to add employees across all departments to invest in the development of technology, to continue to build a direct sales force and professional services organization and to expand E.piphany's general and administrative infrastructure following the acquisition. This expansion places significant demands on E.piphany's management and operational resources. To manage rapid growth and increased demand, E.piphany must continue to invest in and implement additional operational systems, procedures and controls.

     E.piphany will account for the acquisition under the purchase method of accounting and expects to incur a write-off related to in-process research and development of approximately $25 million in the quarter ending June 30, 2000 upon closing of the transaction, as the in-process technology acquired has not reached technological feasibility and, in the opinion of management, has no alternative future use. In addition to the in-process research and development charge E.piphany will incur, E.piphany expects to allocate a portion of the purchase price to intangible assets of approximately $2.7 billion which will be amortized ratably over their estimated useful life of three years.

THE ILEVERAGE ACQUISITION

     On March 27, 2000, E.piphany entered into a definitive agreement to acquire privately held iLeverage Corporation, a start-up company that is developing marketing solutions for digital marketplaces, for 181,649 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of iLeverage stockholders.

THE ECLASS DIRECT ACQUISITION

     On April 14, 2000, E.piphany entered into a definitive agreement to acquire privately held eClass Direct, an application service provider of permission-based e-mail marketing services, for approximately 750,000 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of eClass Direct stockholders.

THE RIGHTPOINT ACQUISITION

     E.piphany acquired RightPoint Software, Inc. on January 4, 2000 in a merger transaction. RightPoint develops and markets real time marketing software solutions that enable companies to optimize and present marketing offers, promotions, and communications while a customer is interacting with a web site, call center agent or other point of customer interaction. In connection with this transaction, E.piphany acquired all of the outstanding shares of capital stock of RightPoint in exchange for approximately 3.1 million shares of E.piphany's common stock. In addition, options and warrants of RightPoint were converted into options and warrants to purchase approximately 530,000 shares of E.piphany's common stock.

     RightPoint began offering its current real-time marketing applications in April 1998. RightPoint began generating revenue from its real-time marketing applications in its fiscal year ended June 30, 1998. RightPoint's revenues grew from $806,000 in its fiscal 1998 to $3.5 million in its fiscal 1999. RightPoint also experienced significant increases in headcount during this period. RightPoint grew from 34 employees on June 30, 1998 to 79 employees as of December 31, 1999. RightPoint incurred substantial costs to develop its products, and to recruit and train personnel for its engineering, sales and marketing services organizations.

     E.piphany accounted for the acquisition under the purchase method of accounting and incurred a write-off related to in-process research and development of $22 million which was reflected in the results of operations for the quarter ended March 31, 2000, as the in-process technology acquired had not reached technological feasibility and, in the opinion of management, has no alternative future use. In addition to the in-process research and development charge E.piphany incurred, E.piphany recorded intangible assets of approximately $479 million which are being amortized ratably over an estimated useful life of three years.

SOURCE OF REVENUES AND REVENUE RECOGNITION POLICY

     E.piphany generates revenues principally from licensing its software products directly to customers and providing related professional services including implementation, consulting, support and training. Through March 31, 2000, substantially all of E.piphany's revenues have been derived from sales within the United States through E.piphany's direct sales force. E.piphany's license agreements generally provide that customers pay a software license fee for one or more software solutions for a specified number of users. The amount of the license fee varies based on which software solution is purchased, the number of software solutions purchased and the number of users licensed. Customers can subsequently pay additional license fees to allow additional users to use previously purchased software solutions or to purchase additional software solutions. Each software solution included in the E.piphany E.4 System contains the same core technology, allowing for easy integration of additional software solutions as they are purchased from E.piphany. Customers that purchase software solutions receive the software on compact disc or via Internet delivery.

     Customers generally require consulting and implementation services which include evaluating their business needs, identifying the data sources necessary to meet these needs and installing the software solution in a manner which fulfills their needs. Customers have generally purchased these services directly from E.piphany through E.piphany's internal professional services organization on either a fixed fee or a time and expense basis. E.piphany has historically supplemented the capacity of its internal professional services organization by subcontracting some of these services to consulting organizations, especially to those organizations with which E.piphany has relationships such as KPMG, Cambridge Technology Partners and Ernst & Young. However, E.piphany intends to increasingly encourage customers to purchase services directly from these consulting organizations. E.piphany believes that this would increase the number of consultants which can provide consulting and implementation services related to E.piphany's software products and that it would increase E.piphany's overall gross margins by increasing E.piphany's percentage of license revenue, which has substantially higher gross margins than services revenue, as a percentage of total revenue. E.piphany also believes that it will encourage these consulting organizations to generate sales leads within their customer base.

     Customers also generally purchase maintenance contracts which provide software upgrades and technical support over a stated term, generally twelve months. Revenue on software upgrades and technical support is recognized ratably over the term of the maintenance contract.

     E.piphany recognizes product license revenues in accordance with the provisions of American Institute of Certified Public Accounts (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition." Pursuant to the requirements of SOP 97-2, E.piphany recognizes product license revenues when all of the following conditions are met:

     - E.piphany has signed a noncancellable agreement with the customer,

     - E.piphany has delivered the software product to the customer,

     - the amount of fees to be paid by the customer is fixed or determinable, and

     - E.piphany believes that collection of these fees is probable.

     To date, when E.piphany manages the implementation process for its customers, the implementation services have been considered essential to the functionality of the software products. Accordingly, both the product license revenues and services revenues are recognized in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." Prior to 1999, E.piphany recognized substantially all of its revenues using the completed contract method as estimates of costs and efforts necessary to complete the implementation were generally not reliable given E.piphany's lack of history with implementing its products. In 2000 and future periods, E.piphany expects to recognize most of its revenues using the percentage of completion method, and therefore both product license and services revenues are recognized as work progresses. While E.piphany's software solutions can generally be implemented in less than 16 weeks, implementation can take longer depending on the solution which has been licensed, the number of software solutions licensed, the complexity of the customer's information technology environment and the resources directed by customers to the implementation projects. To date, E.piphany has managed the implementation of E.piphany's solutions for the substantial majority of its customers. When E.piphany subcontracts services to consulting organizations, E.piphany is responsible for managing the implementation. To the extent that customers contract directly with consulting organizations to provide implementation services, E.piphany does not manage the implementation, and license revenues are recognized when the relevant conditions of SOP 97-2 are met. Some of E.piphany's contracts provide for the delivery of unspecified future products over a period of time. Accordingly, payments received from E.piphany's customers upon the signing of these agreements are deferred and the revenues are recognized ratably over the contract period. Revenue allocated to training and other services is recognized as the services are performed.

COST OF REVENUES AND OPERATING EXPENSES

     E.piphany's cost of license revenues primarily consists of license fees due to third parties for integrated technology. E.piphany's cost of services revenues include salaries and related expenses for E.piphany's implementation, consulting support and training organizations, costs of subcontracting to consulting organizations to provide consulting services to customers and an allocation of facilities, communications and depreciation expenses. E.piphany's operating expenses are classified into three general categories: sales and marketing, research and development, and general and administrative. E.piphany classifies all charges to these operating expense categories based on the nature of the expenditures. E.piphany allocates the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on their headcount. These allocated charges include facility rent for corporate offices, communication charges and depreciation expenses for office furniture and equipment.

     Software development costs incurred prior to the establishment of technological feasibility are included in research and development costs as incurred. Since license revenues from E.piphany's software solutions are not recognized until after technological feasibility has been established, software development costs are not generally expensed in the same period in which license revenues for the developed products are recognized.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statement of operations data for the three years ended December 31, 1999 and the three months ended March 31, 1999 and 2000 (in thousands, except per share amounts):

                                                                       THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,             MARCH 31,
                                    -------------------------------    -------------------
                                     1997        1998        1999       1999        2000
                                    -------    --------    --------    -------    --------
                                                                           (UNAUDITED)
Revenues:
  Product license.................  $    --    $  2,216    $ 10,161    $ 1,136    $  8,268
  Services........................       --       1,161       9,021        758       6,147
                                    -------    --------    --------    -------    --------
     Total revenues...............       --       3,377      19,182      1,894      14,415
                                    -------    --------    --------    -------    --------
Cost of revenues:
  Product license.................       --           4         158          5         109
  Services........................                1,396       9,191        827       6,020
                                    -------    --------    --------    -------    --------
     Total cost of revenues.......       --       1,400       9,349        832       6,129
                                    -------    --------    --------    -------    --------
Gross profit......................       --       1,977       9,833      1,062       8,286
                                    -------    --------    --------    -------    --------
Operating expenses:
  Research and development........    1,646       3,769       7,074      1,294       3,758
  Sales and marketing.............    1,200       6,519      18,727      2,763      11,212
  General and administrative......      373       1,503       4,576        456       2,257
  In-process research and
     development charge...........       --          --          --         --      22,000
  Amortization of goodwill and
     purchased intangibles........       --          --          --         --      39,943
  Stock-based compensation........        1         799       2,929        603         477
                                    -------    --------    --------    -------    --------
     Total operating expenses.....    3,220      12,590      33,306      5,116      79,647
                                    -------    --------    --------    -------    --------
Loss from operations..............   (3,220)    (10,613)    (23,473)    (4,054)    (71,361)
Other income (expense):
  Interest income.................       71         333       1,722        138       4,647
  Interest expense................       --         (48)       (639)       (43)       (254)
  Other...........................       --          (2)         --         --          --
                                    -------    --------    --------    -------    --------
     Total other income...........       71         283       1,083         95       4,393
                                    -------    --------    --------    -------    --------
Net loss..........................  $(3,149)   $(10,330)   $(22,390)   $(3,959)   $(66,968)
                                    =======    ========    ========    =======    ========
Basic and diluted net loss per
  share...........................  $ (2.90)   $  (4.49)   $  (2.19)   $ (0.84)   $  (2.35)
                                    =======    ========    ========    =======    ========
Shares used in computing basic and
  diluted net loss per share......    1,087       2,299      10,247      4,733      28,452
                                    =======    ========    ========    =======    ========
Pro forma basic and diluted net
  loss per share (unaudited)......             $  (1.07)   $  (1.23)   $ (0.26)   $  (2.35)
                                               ========    ========    =======    ========
Shares used in computing pro forma
  basic and diluted net loss per
  share (unaudited)...............                9,694      18,201     15,355      28,452
                                               ========    ========    =======    ========

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     E.piphany's results of operations for the three months ended March 31, 2000 include the results of RightPoint, which was acquired on January 4, 2000.

REVENUES

     Total revenues increased to $14.4 million for the three months ended March 31, 2000, from $1.9 million for the three months ended March 31, 1999. For the three months ended March 31, 2000, there were no customers that made up more than 10% of revenue. For the three months ended March 31, 1999, KPMG, FileNET, Pivotal, and Hilton accounted for 22%, 13%, 10%, and 10% of total revenues, respectively.

     Product license revenues increased to $8.3 million, or 57% of total revenue, for the three months ended March 31, 2000 from $1.1 million, or 60% of total revenue, for the three months ended March 31, 1999. The increase in dollar amount of product license revenues was due to both an increase in the number of licenses sold and the average size of the licenses, and resulted primarily from the growth of E.piphany's direct sales force and the introduction and shipment of new products.

     Services revenues increased to $6.1 million, or 43% of total revenues, for the three months ended March 31, 2000 from $0.8 million, or 40% of revenues, for the three months ended March 31, 1999. The increase in dollar amount of service revenues was primarily attributable to increased implementation and consulting services performed in connection with increased license sales and to maintenance contracts sold to E.piphany's new customers.

     Services revenues as a percentage of total revenues has varied significantly from quarter to quarter due to E.piphany's relatively early stage of development. The relative amount of services revenues as compared to license revenues has varied based on the volume of license fees for software solutions compared to the volume of license fees for additional users, which generally do not require services. In addition, the amount of services E.piphany provides for a software solution can vary greatly depending on the solution which has been licensed, the complexity of the customers' information technology environment, the resources directed by customers to their implementation projects, the number of users licensed and the extent to which consulting organizations provide services directly to customers. Services revenues have substantially lower margins relative to product license revenues. To the extent that services revenues become a greater percentage of our total revenues and services margins do not increase, E.piphany's overall gross margins will decline.

     This is especially true when E.piphany is required to subcontract with consulting organizations to supplement its internal professional services organization. It generally costs E.piphany more to subcontract with consulting organizations to provide these services than to provide these services itself. To offset the effect that providing services itself or through subcontractors has on E.piphany's gross margins, E.piphany intends to further encourage customers to contract directly with consulting organizations for implementation and consulting services. Encouraging direct contracts between E.piphany's customers and consulting organizations may also increase the overall amount of services available to customers and generate sales leads. E.piphany does not receive any services revenues when customers contract directly with consulting organizations for implementation and consulting services.

COST OF REVENUES

     Total cost of revenues increased to $6.1 million for the three months ended March 31, 2000 from $0.8 million for the three months ended March 31, 1999. Cost of product license revenues consists primarily of license fees paid to third parties under technology license arrangements and have not been significant to date. Cost of services revenues consists primarily of the costs of consulting and customer service and support. Cost of services revenues increased to $6.0 million, or 98% of services revenues, for the three months ended March 31, 2000 from $0.8 million, or 109% of services revenues, for the three months ended March 31, 1999. The increase in cost of services revenues in absolute dollars resulted primarily from the hiring of additional employees and the subcontracting of consulting services to consulting organizations to support increased customer demand for consulting services. Cost of services revenues has almost exceeded service revenues, and during the three months ended March 31, 1999 exceeded services revenues, due to the rapid growth of E.piphany's services organization from 5 employees at September 30, 1998 to 93 employees at March 31, 2000 and E.piphany's investment in experienced management in anticipation of future revenue growth.

OPERATING EXPENSES

Research and Development

     Research and development expenses consist primarily of personnel and related costs associated with E.piphany's product development efforts. Research and development expenses increased to $3.8 million for the three months ended March 31, 2000 from $1.3 million for the three months ended March 31, 1999. The increase in absolute dollars was primarily due to an increase in the number of employees engaged in research and development from 22 employees as of March 31, 1999 to 86 employees as of March 31, 2000. Research and development expenses as a percentage of total revenues decreased from 68% for the three months ended March 31, 1999 to 26% for the three months ended March 31, 2000. Research and development expenses as a percentage of total revenues decreased primarily due to growth in E.piphany's revenues. E.piphany believes that investments in product development are essential to its future success and expects that the absolute dollar amount of research and development expenses will increase in future periods.

Sales and Marketing

     Sales and marketing expenses consist primarily of employee salaries, benefits and commissions, and the costs of trade shows, seminars, promotional materials and other sales and marketing programs. Sales and marketing expenses increased to $11.2 million for the three months ended March 31, 2000 from $2.8 million for the three months ended March 31, 1999. Sales and marketing expenses as a percentage of total revenues decreased from 146% for the three months ended March 31, 1999 to 78% for the three months ended March 31, 2000. The increase in sales and marketing expenses in absolute dollars was primarily attributable to an increase in the number of direct sales, pre-sales support and marketing employees from 27 as of March 31, 1999 to 117 as of March 31, 2000. E.piphany expects that the absolute dollar amount of sales and marketing expenses will continue to increase due to the planned growth of its sales force, including the establishment of sales offices in additional domestic and international locations including Europe and Asia, and due to expected additional increases in advertising and marketing programs and other promotional activities.

General and Administrative

     General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance and administrative personnel. General and administrative expenses increased to $2.3 million for the three months ended March 31, 1999 from $0.5 million for the three months ended March 31, 2000. The increase in general and administrative expenses in absolute dollars was primarily attributable to an increase in the number of executive, finance and administrative employees from 7 as of March 31, 1999 to 37 as of March 31, 2000. E.piphany expects general and administrative expenses to increase in absolute dollars in future periods.

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Amortization of Goodwill and Purchased Intangibles

     Goodwill represents the purchase price of RightPoint in excess of identified tangible and intangible assets. In January 2000, E.piphany recorded $479.3 million of goodwill, which is being amortized on a straight-line basis over three years. E.piphany recorded amortization expense of $39.9 million for the three months ended March 31, 2000.

In-Process Research and Development Charge

     In connection with the RightPoint acquisition, E.piphany expensed $22.0 million of acquired in-process research and development which, in the opinion of management, had not reached technological feasibility and had no alternative future use.

     E.piphany allocated values to in-process research and development based on an assessment of the R&D projects. The value assigned to these assets was limited to significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the introduction of RightPoint's next-generation technologies.

     The value assigned to purchased in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by RightPoint and its competitors.

     The nature of the efforts to develop the acquired in-process technology into commercially viable products and services principally related to the completion of certain planning, designing, coding, prototyping, and testing activities that were necessary to establish that the developmental RightPoint technologies met their design specifications including functional, technical, and economic performance requirements. Anticipated completion dates ranged from 3 to 11 months, at which times RightPoint expected to begin selling the developed products. Development costs to complete the R&D were estimated at approximately $6.0 million.

     RightPoint's primary in-process R&D projects involved the development of additional features and functionality to make the RealTime product suite a complete e-marketing solution rather than a component technology. The estimated revenues for the in-process projects were expected to peak within four years of introduction and then decline as other new products and technologies are expected to enter the market.

     Operating expenses were estimated based on historical results and management's estimates regarding anticipated profit margin improvements. Due to purchasing power increases and general economics of scale, estimated operating expenses as a percentage of revenues were expected to decrease after the acquisition.

     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth, profitability and developmental projects, a discount rate of 25 percent was appropriate for the in-process R&D, and a discount rate of 20 percent was appropriate for the existing products and technology. These discount rates were commensurate with RightPoint's stage of development and the uncertainties in the economic estimates described above.

     The estimates used by E.piphany in valuing in-process research and development were based upon assumptions E.piphany believes to be reasonable but which are inherently uncertain and unpredictable. E.piphany's assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary

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from the projected results. Any such variance may result in a material adverse effect on the financial condition and results of operations of E.piphany.

Stock-Based Compensation

     Stock-based compensation consists of amortization of deferred compensation in connection with stock option grants and sales of stock to employees at exercise or sales prices below the deemed fair market value of Epiphany's common stock and compensation related to equity instruments issued to non-employees for services rendered. E.piphany has recorded aggregate deferred compensation of $5.9 million related to stock-based compensation to employees. This amount is being amortized over the respective vesting periods of these equity instruments in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Total stock-based compensation was $477,000 for the three months ended March 31, 2000. E.piphany expects amortization of approximately $1,023,000 in the last three quarters of 2000 and $781,000, $309,000, and $25,000 for the years ended December 31, 2001, 2002, and the first half of 2003, respectively. See Note 6 to E.piphany's Notes to Financial Statements for further discussion regarding the accounting treatment for stock-based compensation.

INTEREST INCOME, NET

     The increase in interest income, net of interest expense, for the three months ended March 31, 2000 when compared to the same period in the prior year was due to increased cash balances as a result of the completion of E.piphany's initial public offering in September 1999 and its secondary offering in January 2000.

YEARS ENDED DECEMBER 31, 1999 AND 1998

REVENUES

     Total revenues increased to $19.2 million for the year ended December 31, 1999, from $3.4 million for the year ended December 31, 1998. This rapid growth in revenues reflects E.piphany's relatively early stage of development, and E.piphany does not expect revenues to increase at the same rate in the future. For the year ended December 31, 1999, Sallie Mae accounted for 11% of E.piphany's total revenues, and for the year ended December 31, 1998, Autodesk, Charles Schwab, Hewlett-Packard, KPMG, and Macromedia accounted for 30%, 17%, 16%, 11%, and 11% of total revenues, respectively.

     Product license revenues increased to $10.2 million, or 53% of total revenue, for the year ended December 31, 1999 from $2.2 million, or 66% of total revenue, for the year ended December 31, 1998. The increase in dollar amount of product license revenues was due to both an increase in the number of licenses sold and the average size of the licenses, and resulted primarily from the growth of E.piphany's direct sales force and the introduction and shipment of new products.

     Services revenues increased to $9.0 million, or 47% of total revenues, for the year ended December 31, 1999 from $1.2 million, or 34% of revenues, for the year ended December 31, 1998. The increase in dollar amount of service revenues was primarily attributable to increased implementation and consulting services performed in connection with increased license sales and to maintenance contracts sold to E.piphany's new customers.

COST OF REVENUES

     Total cost of revenues increased to $9.3 million for the year ended December 31, 1999 from $1.4 million for the year ended December 31, 1998. Cost of services revenues increased to $9.2 million, or 102% of services revenues, for the year ended December 31, 1999 from $1.4 million,

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or 120% of services revenues, for the year ended December 31, 1998. The increase in cost of services revenues in absolute dollars resulted primarily from the hiring of additional employees and the subcontracting of consulting services to consulting organizations to support increased customer demand for consulting services. Cost of services revenues has exceeded services revenues due to the rapid growth of E.piphany's services organization from 11 employees at December 31, 1998 to 53 employees at December 31, 1999 and E.piphany's investment in experienced management in anticipation of future revenue growth.

OPERATING EXPENSES

Research and Development

     Research and development expenses increased to $7.1 million for the year ended December 31, 1999 from $3.8 million for the year ended December 31, 1998. The increase in absolute dollars was primarily due to an increase in the number of employees engaged in research and development from 23 employees as of December 31, 1998 to 55 employees as of December 31, 1999. Research and development expenses as a percentage of total revenues decreased from 112% for the year ended December 31, 1998 to 37% for the year ended December 31, 1999. Research and development expenses as a percentage of total revenues decreased primarily due to growth in E.piphany's revenues. E.piphany believes that investments in product development are essential to E.piphany's future success and expects that the absolute dollar amount of research and development expenses will increase in future periods.

Sales and Marketing

     Sales and marketing expenses increased to $18.7 million for the year ended December 31, 1999 from $6.5 million for the year ended December 31, 1998. Sales and marketing expenses as a percentage of total revenues decreased from 193% for the year ended December 31, 1998 to 98% for the year ended December 31, 1999. The increase in sales and marketing expenses in absolute dollars was primarily attributable to an increase in the number of direct sales, pre-sales support and marketing employees from 30 as of December 31, 1998 to 70 as of December 31, 1999. E.piphany expects that the absolute dollar amount of sales and marketing expenses will continue to increase due to the planned growth of E.piphany's sales force, including the establishment of sales offices in additional domestic and international locations including Europe and Asia, and due to expected additional increases in advertising and marketing programs and other promotional activities.

General and Administrative

     General and administrative expenses increased to $4.6 million for the year ended December 31, 1999 from $1.5 million for the year ended December 31, 1998. The increase in general and administrative expenses in absolute dollars was primarily attributable to an increase in the number of executive, finance and administrative employees from 5 as of December 31, 1998 to 22 as of December 31, 1999. E.piphany expects general and administrative expenses to increase in absolute dollars in future periods.

Stock-Based Compensation

     Total stock-based compensation was $2.9 million for the year ended December 31, 1999. E.piphany expects amortization of approximately $1,500,000, $781,000, $309,000, and $25,000 in the years ended December 31, 2000, 2001, 2002, and the first half of 2003, respectively. See Note 6 to E.piphany's Notes to Financial Statements for further discussion regarding the accounting treatment for stock-based compensation.

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INTEREST INCOME, NET

     Interest income, net of interest expense, for the year ended December 31, 1999 increased by $0.8 million compared to the same period in the prior year. The increase was primarily attributable to interest income resulting from higher average cash balances during the more recent period.

YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES

     E.piphany's total revenues were $3.4 million in 1998 and were comprised of the first commercial sales of software products and related services fees from implementation, training and support. Product license revenues were $2.2 million in 1998. Services revenues were $1.2 million in 1998. For 1998, product license revenues and services revenues accounted for 66% and 34% of revenues, respectively. E.piphany did not recognize any revenues in 1997.

     In 1998, Autodesk, Charles Schwab, Hewlett-Packard, KPMG and Macromedia, accounted for 30%, 17%, 16%, 11% and 11% of total revenues, respectively.

COST OF REVENUES

     Cost of revenues was $1.4 million in 1998. Cost of services revenues as a percentage of services revenues was 120%. Cost of services revenues in 1998 resulted primarily from the hiring of employees and, to a lesser extent, the subcontracting of consulting organizations to support customer demand for consulting and maintenance services. E.piphany did not have any revenues in 1997 and thus had no cost of revenues in 1997.

OPERATING EXPENSES

Research and Development

     Research and development expenses increased to $3.8 million, or 112% of total revenues, in 1998 from $1.6 million in 1997. The increase in research and development expenses was related primarily to an increase in the number of employees engaged in research and development to support the development of new products.

Sales and Marketing

     Sales and marketing expenses increased to $6.5 million, or 193% of total revenues, in 1998 from $1.2 million in 1997. The increase in sales and marketing expenses resulted primarily from building a direct sales force and investing in sales and marketing infrastructure which included significant personnel-related expenses, recruiting fees, travel expenses, and related facility and equipment costs, as well as increased marketing activities, including trade shows, public relations, direct mail campaigns and other promotional expenses.

General and Administrative

     General and administrative expenses increased to $1.5 million, or 45% of total revenues, in 1998 from $0.4 million in 1997. The increase in dollar amount of general and administrative expenses resulted primarily from the addition of executive, finance and administrative personnel to support the growth of E.piphany's business.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities totaled $4.2 million and $3.2 million for the three months ended March 31, 2000 and 1999, respectively. Cash used in operating activities for each period

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resulted from net losses in those periods. For the period ended March 31, 2000, cash used in operating activities also resulted from an increase in accounts receivable and a decrease in accounts payable. These uses of cash were partially offset by an increase in accrued liabilities. Net cash used in operating activities totaled $17.8 million and $8.7 million for the years ended December 31, 1999 and 1998, respectively. Cash used in operating activities for each period resulted primarily from net losses in those periods, and to a lesser extent, increases in accounts receivable. These uses of cash were partially offset by increases in accrued liabilities and deferred revenue.

     Net cash used in investing activities totaled $24.2 million and $0.5 million for the three months ended March 31, 2000 and 1999, respectively. The increase resulted from purchases of short-term investments and to a lesser extent, purchases of property and equipment. Net cash used in investing activities totaled $25.9 million and $1.1 million for the years ended December 31, 1999 and 1998, respectively. The increase resulted primarily from the purchase of short-term investments and to a lesser extent, purchases of furniture and equipment, consisting largely of computer servers and workstations.

     Net cash provided by financing activities totaled $348.7 million and $3.0 million for the three months ended March 31, 2000 and 1999, respectively. The increase was due primarily to the receipt of proceeds from E.piphany's recently completed secondary offering. Net cash provided by financing activities totaled $88.2 million and $23.0 million for the years ended December 31, 1999 and 1998, respectively. The increase was due primarily to the receipt of proceeds from E.piphany's recently completed initial public offering.

     At March 31, 2000, E.piphany had $401.3 million in cash and cash equivalents and $23.5 million in short-term investments. E.piphany has a $3.0 million term loan under a senior credit facility that is repayable ratably over a 36-month period beginning March 1, 2000. The term loan bears variable interest at the bank's prime rate plus 0.5%, currently 9.0%. As of December 31, 1999, E.piphany had borrowed $3.0 million against this term loan. This loan is secured by essentially all of E.piphany's assets and was paid in full during January 2000.

     On January 20, 2000, E.piphany completed a follow-on public offering. E.piphany issued 1,993,864 shares of common stock in exchange for net proceeds of approximately $338.6 million, after deduction of the underwriters' discount and expenses. In connection with the follow-on offering on February 15, 2000, the underwriters' exercised an option to purchase from E.piphany an additional 104,342 shares of common stock, resulting in additional net proceeds of approximately $17.7 million, after the underwriters' discount and expenses. The aggregate number of shares of E.piphany common stock issued in the follow-on offering was 2,098,206, resulting in aggregate net proceeds of approximately $365.4 million, after the underwriters' discount and expenses.

     In addition, E.piphany has a subordinated debt facility with Comdisco, Inc. under which E.piphany is entitled to borrow up to $10.0 million, of which $5.0 million was outstanding as of December 31, 1999, over 42 months beginning June 1999 at a fixed interest rate of 10.0%. All borrowings under the subordinated facility are secured by essentially all of E.piphany's assets after the rights of senior creditors, and E.piphany cannot maintain more than $5.0 million of senior debt without approval of the lender. This loan was paid in full during January 2000. E.piphany also has a $2.0 million equipment lease line with Comdisco. Under the equipment lease line, E.piphany is entitled to lease equipment with payment terms extending over 42 months. The ability to lease new equipment expires on May 31, 2000 and borrowings bear interest at 8.5% for the first six months of the lease, and 8.0% thereafter. E.piphany is currently considering whether to seek to extend this equipment lease line.

     As of March 31, 2000, E.piphany's principal sources of liquidity included $401.3 million of cash and cash equivalents and $23.5 million in short-term investments. E.piphany anticipates a substantial

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increase in its capital expenditures consistent with anticipated growth in operations, infrastructure and personnel. E.piphany believes that its current cash and cash equivalents and short-term investments will be sufficient to meet its anticipated liquidity needs for working capital and capital expenditures for the foreseeable future. If E.piphany requires additional capital resources to grow its business internally or to acquire complementary technologies and businesses at any time in the future, E.piphany may seek to sell additional equity or debt securities or secure an additional bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to E.piphany's stockholders. E.piphany cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to it in the future.

MARKET RISK

     The following discusses E.piphany's exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

Foreign Currency Exchange Rate Risk

     To date, all of E.piphany's recognized revenues have been denominated in U.S. dollars and primarily from customers in the United States, and E.piphany's exposure to foreign currency exchange rate changes has been immaterial. E.piphany expects, however, that future product license and services revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, E.piphany's operating results may become subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the U.S. dollar. Furthermore, to the extent that E.piphany engages in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make E.piphany's products less competitive in international markets. Although E.piphany will continue to monitor its exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, E.piphany cannot assure you that exchange rate fluctuations will not adversely affect its financial results in the future.

Interest Rate Risk

     As of March 31, 2000, E.piphany had cash and cash equivalents of $401.3 million which consist of cash and highly liquid short-term investments. Declines of interest rates over time will reduce E.piphany's interest income from its short-term investments. Based upon E.piphany's balance of cash and cash equivalents, a decrease in interest rates of 0.5% would cause a corresponding decrease in E.piphany's annual interest income by approximately $2.0 million. As of March 31, 2000, E.piphany did not have any short-term or long term debt outstanding.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on their balance sheets as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000, or

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January 1, 2001 for E.piphany. E.piphany believes that this statement will not have a material impact on the financial condition or results of E.piphany's operations.

     In December 1998, the AICPA issued Statement of Position (SOP) 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of some provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. E.piphany does not anticipate that this statement will have a material adverse impact on E.piphany's statement of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue issues in financial statements. E.piphany will adopt SAB 101 as required in the second quarter of 2000. E.piphany does not expect the adoption of SAB 101 to have a material impact on its consolidated results of operations and financial position.

                              E.PIPHANY MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to E.piphany's current executive officers and directors as of March 31, 2000.

                NAME                   AGE                         POSITION
                ----                   ---                         --------
Roger S. Siboni......................  45    President, Chief Executive Officer and Chairman of
                                             the Board of Directors
Gayle Crowell........................  49    Chief Privacy Officer
Kevin J. Yeaman......................  33    Chief Financial Officer
Phillip M. Fernandez.................  39    Executive Vice President, Product Development
Anthony M. Leach.....................  48    Executive Vice President, Operations and Services
Karen A. Richardson..................  37    Executive Vice President, Worldwide Sales
Paul M. Hazen........................  58    Director
Robert L. Joss.......................  58    Director
Sam H. Lee...........................  39    Director
Douglas J. Mackenzie.................  40    Director

     Roger S. Siboni has served as President, Chief Executive Officer and a member of the board of directors of E.piphany since August 1998. He has served as Chairman of the Board of Directors since December 1999. Prior to joining E.piphany, Mr. Siboni served as Deputy Chairman and Chief Operating Officer of KPMG Peat Marwick LLP, a member firm of KPMG International, an accounting and consulting organization, from October 1996 to July 1998 and served as National Managing Partner of KPMG's information and communications practice from June 1993 to October 1996. He serves on the board of directors of Cadence Design Systems, Inc., FileNET, Inc., Active Software and Pivotal Corporation. Mr. Siboni also serves as Chairman of the advisory board of the Haas Graduate School of Business at the University of California at Berkeley. Mr. Siboni holds a B.S. in Business Administration from the University of California at Berkeley and is a Certified Public Accountant in New York and California.

     Gayle Crowell joined E.piphany as President, E.piphany.net and Executive Vice President, Marketing following its acquisition of RightPoint on January 4, 2000, and became its Chief Privacy Officer in February 2000. Mrs. Crowell has served as a member of the Board of Directors since

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March 2000. From January 1998 to December 1999, Ms. Crowell served as President,
Chief Executive Officer and Director of RightPoint. Ms. Crowell was named Chairman of the Board of RightPoint in May 1998. From 1995 to 1998, Ms. Crowell served as senior vice president and general manager of worldwide field operations for Mosaix, Inc., a provider of enterprise customer management call-center solutions. From 1992 to 1995, Ms. Crowell served in senior executive sales and marketing roles with Recognition International, a document imaging and workflow software company. From 1990 to 1992, Ms. Crowell served in senior executive sales and marketing roles with Oracle Corporation, a database software company. From 1989 to 1990, Ms. Crowell was employed by DSC, a telecommunications hardware and software company and from 1985 through 1989, Ms. Crowell was employed by Cubix Corporation, a manufacturer of networking systems. She holds a B.S. degree from the University of Nevada, Reno.

     Kevin J. Yeaman has served as Chief Financial Officer of E.piphany since August 1999, as Vice President, Finance and Administration of E.piphany from June 1999 to August 1999 and as Controller of E.piphany from August 1998 to June 1999. From February 1998 to August 1998, Mr. Yeaman served as Worldwide Vice President of Field Operations for Informix Software, Inc., a provider of relational database software. From September 1988 to February 1998, Mr. Yeaman served in Silicon Valley and London in various positions at KPMG Peat Marwick LLP, an accounting firm, serving most recently as a senior manager. Mr. Yeaman holds a B.S. in Commerce from Santa Clara University and is a Certified Public Accountant in California.

     Phillip M. Fernandez has served as Executive Vice President, Product Development of E.piphany since April 1999. Prior to joining E.piphany, Mr. Fernandez served in several executive positions at Red Brick Systems Inc., a provider of database software. Mr. Fernandez served as Executive Vice President and Chief Operating Officer of Red Brick Systems Inc. from June 1998 to December 1998, as Senior Vice President of Products and Services from November 1996 to May 1998 and as Vice President of Product Development from December 1991 to October 1996. From January 1999 to March 1999, after Red Brick Systems, Inc. was acquired by Informix, Mr. Fernandez served as a consultant to Informix. Mr. Fernandez holds a B.A. in History from Stanford University.

     Anthony M. Leach has served as Executive Vice President, Operations and Services of E.piphany since January 1999. Prior to joining E.piphany, Mr. Leach was employed by Oracle Corporation, a database system and applications supplier, as Senior Vice President of Consulting Services for Europe, the Middle East and Africa from November 1994 to June 1997, and as Senior Vice President of World Wide Consulting from June 1997 to January 1999. From August 1975 to November 1994, Mr. Leach served with KPMG, an accounting and services firm, in Europe, and became a partner in the firm in 1984. Mr. Leach is a Fellow of the Institute of Management Accounts, and a Fellow of the Institute of Chartered Accountants in England and Wales.

     Karen A. Richardson has served as Executive Vice President, Worldwide Sales of E.piphany since June 1998. From November 1995 to May 1998, Ms. Richardson served as Vice President of Sales at Netscape Communications Corporation, an internet software company. From December 1994 to November 1995, Ms. Richardson served as Vice President of Sales at Collabra Software, Inc., a developer of groupware software. From November 1993 to September 1995, Ms. Richardson served as Vice President of Marketing at Be Incorporated, a provider of software operating systems for digital media applications. Ms. Richardson holds a B.S. in Industrial Engineering from Stanford University.

     Paul M. Hazen has served as a director of E.piphany since June 1999. Mr. Hazen serves as chairman of the board of directors of Wells Fargo & Co., a position he has held since January 1995. Mr. Hazen also served as Chief Executive Officer of Wells Fargo & Co., a national bank, from January 1995 to November 1998 and as President and Chief Operating Officer from July 1984 to January 1995. Mr. Hazen serves on the board of directors of Safeway, Inc., Phelps Dodge

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Corporation, and Vodafone Group, plc. Mr. Hazen holds a B.S. in Finance from the
University of Arizona and an M.B.A. from the University of California at Berkeley.

     Robert L. Joss has served as a director of E.piphany since June 1999. Mr. Joss has been dean of the Graduate School of Business at Stanford University since September 1, 1999. From January 1993 to June 1999, Mr. Joss served on the Board of Directors of Westpac Banking Corporation, a banking and financial services company. From February 1993 to February 1999, Mr. Joss also served as Chief Executive Officer of Westpac Banking Corporation. Mr. Joss holds a B.A. in Economics from the University of Washington and an M.B.A. and Ph.D. in Finance from Stanford University.

     Sam H. Lee has served as a director of E.piphany since March 1997. Mr. Lee is a co-founder and general partner of Information Technology Ventures, a venture capital firm, a position he has held since June 1994. From June 1990 to May 1994, Mr. Lee served as vice president of Philadelphia Ventures, a venture capital firm. Mr. Lee serves on the board of directors of several private companies. Mr. Lee holds a Bachelor of Science degree in Electrical Engineering from Mississippi State University, a Masters of Engineering degree from Texas A&M University and an M.B.A. from the Wharton School of the University of Pennsylvania.

     Douglas J. Mackenzie has served as a director of E.piphany since January 1998. Mr. Mackenzie has been a general partner of the venture capital firm of Kleiner Perkins Caufield & Byers since 1994. Mr. Mackenzie serves on the board of directors of Marimba, Inc., Pivotal Corporation and HomeGrocer.com, Inc. He also serves on the board of directors of several private companies. Mr. Mackenzie holds an A.B. in Economics from Stanford University, an M.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard University.

     In connection with their investments in E.piphany, Kleiner Perkins Caufield & Byers and Information Technology Ventures were given the right to elect one person each to be a member of our board of directors. Douglas J. Mackenzie was appointed to our board of directors by Kleiner Perkins Caufield & Byers. Sam H. Lee was appointed to our board of directors by Information Technology Ventures. Roger S. Siboni was appointed to our board of directors as a condition of his being hired to be our chief executive officer. The rights of these persons and entities to appoint members to our board of directors ceased after our initial public offering.

CLASSIFIED BOARD

     E.piphany's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of E.piphany's board of directors will be elected each year. To implement the classified structure, prior to the consummation of E.piphany's initial public offering, two of the nominees to the board were elected to one-year terms, two were elected to two-year terms and two were elected to three-year terms. Thereafter, directors will be elected for three-year terms. Sam H. Lee and Roger S. Siboni were designated Class I directors whose term expires at the 2000 annual meeting of stockholders. Douglas
J. Mackenzie and Gayle Crowell were designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Paul M. Hazen and Robert L. Joss were designated Class III directors whose term expires at the 2002 annual meeting of stockholders. For more information on the classified board, see the section entitled "Description of Capital Stock -- Anti-takeover Effects of our Certificate and Bylaws and Delaware Law."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of E.piphany's directors, officers or key employees.

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

BOARD COMMITTEES

     E.piphany established an Audit Committee in June 1999. The Audit Committee of the Board of Directors currently consists of Messrs. Lee and Hazen. The Audit Committee has met once in 2000, but did not meet in 1999. The Audit Committee reviews the internal accounting procedures of E.piphany and consults with and reviews the services provided by E.piphany's independent accountants.

     E.piphany established the Compensation Committee in June 1999. The Compensation Committee of the Board of Directors currently consists of Messrs. Mackenzie and Joss. The Compensation Committee held two meetings during fiscal 1999 and has held two meetings thus far in fiscal 2000. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of employees of E.piphany.

     The board of directors selects the directors who will serve as members of these committees and may reduce or enlarge the size of the committees or change the scope of their responsibilities. The board has no current plans to take any of these actions. The rules of The Nasdaq Stock Market's National Market, on which E.piphany's common stock is listed, require E.piphany to maintain an audit committee consisting of at least two directors who are not employees of E.piphany.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of E.piphany's board of directors or compensation committee.

DIRECTOR COMPENSATION

     Directors do not currently receive any cash compensation from E.piphany for their service as members of the board of directors. Under E.piphany's 1999 stock plan, outside directors are granted an option to purchase 25,000 shares of E.piphany's common stock upon appointment to E.piphany's board of directors. In addition, an option to purchase up to 12,500 shares of common stock is granted to each outside director at the start of each of the second and third years of his service at the then fair market value of E.piphany's common stock at that time. During 1999, the board of directors granted options to purchase 25,000 shares to each of Robert L. Joss and Paul M. Hazen at an exercise price of $6.00 per share under E.piphany's 1997 stock plan. Following E.piphany's initial public offering, E.piphany ceased making grants under its 1997 stock plan. See the section entitled "-- Incentive Stock Plans."

EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to E.piphany in all capacities for the fiscal year ended December 31, 1999, by each person that served as chief executive officer during the last fiscal year and E.piphany's four next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999. These executives are referred to as the named executive officers in this proxy statement/prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                              ANNUAL COMPENSATION        ------------
                                          ----------------------------    SECURITIES
                                          FISCAL                          UNDERLYING     ALL OTHER
      NAME AND PRINCIPAL POSITION          YEAR     SALARY     BONUS       OPTIONS      COMPENSATION
      ---------------------------         ------   --------   --------    ----------    ------------
Roger S. Siboni.........................   1999    $250,000         --          --        $  2,922
  President, Chief Executive Officer and   1998     104,166         --          --         178,867
  Chairman of the Board of Directors
Kevin J. Yeaman.........................   1999     133,333   $ 35,417      50,000              --
  Chief Financial Officer                  1998      52,083         --      62,500              --
Phillip M. Fernandez....................   1999     138,750     98,438     225,000              --
  Executive Vice President, Product        1998(1)       --         --          --              --
  Development
Anthony M. Leach........................   1999     172,500    112,250     337,500              --
  Executive Vice President, Operations     1998(1)       --         --          --              --
  and Services
Karen A. Richardson.....................   1999     150,000    224,389      30,292              --
  Executive Vice President, Worldwide      1998      84,712     61,909     242,500              --
  Sales

-------------------------
(1) Messrs. Fernandez and Leach joined E.piphany in 1999.

     The other compensation paid to Mr. Siboni in 1998 represents amounts loaned to Mr. Siboni in connection with his relocation to E.piphany in 1998, plus accrued interest through December 31, 1998. The other compensation paid to Mr. Siboni in 1999 represents accrued interest on Mr. Siboni's relocation loan from January 1, 1999 to March 31, 1999. As provided in Mr. Siboni's employment agreement, these amounts were forgiven by E.piphany on March 31, 1999.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent E.piphany's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of E.piphany's common stock.

     In the fiscal year ended December 31, 1999, E.piphany granted options to purchase up to an aggregate of 3,436,078 shares to employees, directors and consultants. All options were granted under E.piphany's 1997 stock option plan and E.piphany's 1999 stock plan at exercise prices at or above the fair market value of E.piphany's common stock on the date of grant, as determined in good faith by

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

the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, check, cancellation of any outstanding indebtedness of the option holder to us or delivery of already-owned shares of E.piphany's common stock. All options listed below are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by E.piphany at their cost if the optionee's service with Octane terminates. All option shares listed in the table below vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month thereafter.

                                                  INDIVIDUAL GRANTS
                             ------------------------------------------------------------
                                          % OF TOTAL
                                           OPTIONS
                             NUMBER OF    GRANTED TO                DEEMED                  POTENTIAL REALIZABLE VALUE AT ASSUMED
                             SECURITIES   EMPLOYEES                VALUE PER                     ANNUAL RATES OF STOCK PRICE
                             UNDERLYING    IN LAST     EXERCISE    SHARE ON                     APPRECIATION FOR OPTION TERM
                              OPTIONS       FISCAL     PRICE PER    DATE OF    EXPIRATION   -------------------------------------
           NAME               GRANTED        YEAR        SHARE       GRANT        DATE         0%           5%            10%
           ----              ----------   ----------   ---------   ---------   ----------   ---------   -----------   -----------
Roger S. Siboni............        --          --           --          --            --          --            --            --
Kevin J. Yeaman............    12,500        0.36%      $ 4.00      $ 6.40        5/4/09    $ 30,000    $   80,312    $  157,499
                               12,500        0.36        11.00       11.00       7/28/09          --        86,473       219,140
                               25,000        0.73        11.00       11.00       9/17/09          --       172,946       438,279
Phillip M. Fernandez.......   225,000        6.55         2.70        5.08       3/17/09     535,500     1,254,327     2,357,148
Anthony M. Leach...........   337,500        9.82         2.00        3.91       1/18/09     644,625     1,474,530     2,747,767
Karen A. Richardson........    15,146        0.44         6.40        6.40       6/30/09          --        60,962       154,488
                               15,146        0.44        62.63       62.63      10/13/09          --       596,566     1,511,815

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes for the named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

     The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a value of $223.125 per share, the closing price of E.piphany's common stock on the Nasdaq Stock Market's National Market as of December 31, 1999, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. Options were granted under E.piphany's 1997 stock option plan or 1999 stock option plan. All options listed below are immediately exercisable; however, as a condition of exercise, the optionee must enter into a restricted stock purchase agreement granting us the right to repurchase any unvested portion of the shares issuable by such exercise at their cost in the event of the optionee's termination of employment. The shares vest over four years, with 25% of the shares vesting one year after the grant date and the remaining shares vesting ratably each month thereafter.

                                                                        NUMBER OF SECURITIES
                                                                       UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                    NUMBER OF                                OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                     SHARES                              DECEMBER 31, 1999               DECEMBER 31, 1999
                                   ACQUIRED ON                      ----------------------------    ----------------------------
              NAME                  EXERCISE      VALUE REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
              ----                 -----------    --------------    -----------    -------------    -----------    -------------
Roger S. Siboni..................         --                --             --           --                   --         --
Kevin J. Yeaman..................     25,000        $   82,750         87,500           --          $19,038,438         --
Phillip M. Fernandez.............         --                --        225,000           --           49,595,625         --
Anthony M. Leach.................    337,540         3,037,500             --           --                   --         --
Karen A. Richardson..............    121,500           704,700         30,292           --            5,713,374         --

INCENTIVE STOCK PLANS

1997 Stock Option Plan

     E.piphany's 1997 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. As of March 31, 2000, options to purchase an aggregate of 2,824,214 shares of common stock were outstanding under E.piphany's 1997 stock plan. E.piphany's board of directors determined that no further options will be granted under the 1997 stock plan after the initial public offering. The 1997 stock plan provides that if E.piphany merges with or into another corporation, or sell substantially all of E.piphany's assets, each outstanding option must be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the E.piphany options, the E.piphany options will terminate as of the closing of the merger or sale of assets.

1999 Stock Plan

     E.piphany's 1999 stock plan was adopted by E.piphany's board of directors in June 1999 and approved by the stockholders in July 1999. As of March 31, 2000, 845,200 options were outstanding under E.piphany's 1999 stock plan. E.piphany's 1999 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

     A total of 4,696,577 shares of E.piphany's common stock are reserved for issuance under the 1999 stock plan.

     Annual increases will be added to the 1999 stock plan equal to the lesser of: (a) 2,500,000 shares, (b) 4% of all outstanding shares of E.piphany's common stock or (c) a lesser amount determined by E.piphany's board of directors.

     Unless terminated sooner, E.piphany's 1999 stock plan will terminate on September 21, 2009.

     The administrator of E.piphany's 1999 stock plan, which is currently E.piphany's board of directors, has the power to determine among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of each option or stock purchase right,

     - the number of shares subject to each option or stock purchase right,

     - the exercisability of each option or stock purchase right, and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     In addition, the administrator has the authority to amend, suspend or terminate E.piphany's 1999 stock plan, so long as the action does not affect any shares of common stock previously issued and sold or any option previously granted under E.piphany's 1999 stock plan. During any fiscal year, each optionee may be granted options to purchase a maximum of 750,000 shares. In addition, in connection with an optionee's initial employment with E.piphany, such optionee may be granted an option covering an additional 750,000 shares.

     Options and stock purchase rights granted under E.piphany's 1999 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under E.piphany's 1999 stock plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of E.piphany, or within twelve months after such optionee's termination by death or disability, but not later than the expiration of the option's term.

     In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement grants us a repurchase option, exercisable for any unvested stock purchase rights, upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with E.piphany for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to E.piphany. The repurchase option lapses at a rate determined by the administrator.

     The exercise price of all incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of E.piphany's common stock on the date of grant. With respect to any participant who owns stock having more than 10% of the voting power of all classes of E.piphany's outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 stock plan may not exceed ten years.

     The 1999 stock plan provides that if E.piphany merges with or into another corporation, or sells substantially all of its assets, each option and stock purchase right must be assumed or an equivalent option or stock purchase right substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees shall become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15 day period.

RightPoint 1996 Stock Option Plan

     In connection with the acquisition of RightPoint Software, Inc., E.piphany assumed each outstanding and unexercised option granted under the RightPoint Software, Inc. (formerly Datamind Corporation) 1996 Stock Option Plan. The RightPoint 1996 Stock Option Plan provided for the grant of incentive stock options and non-statutory stock options to employees, consultants and directors of RightPoint Software, Inc. As of March 31, 2000, there were options to purchase 412,026 shares of our common stock outstanding under the RightPoint 1996 Stock Option Plan. E.piphany will not grant additional options under the RightPoint 1996 Stock Option Plan.

1999 Employee Stock Purchase Plan

     E.piphany's 1999 employee stock purchase plan was adopted by E.piphany's board of directors in June 1999, and approved by the stockholders in July 1999. As of March 31, 2000, a total of 3,081,964 shares of E.piphany's common stock have been reserved for issuance under the 1999 purchase plan, plus annual increases equal to the lesser of: (a) 2,000,000 shares, (b) 4% of the outstanding shares on such date or (c) a lesser amount determined by E.piphany's board of directors. As of March 31, no shares have been issued under the 1999 purchase plan.

     The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commenced on September 21, 1999 and ends on the last trading day on or before October 31, 2001.

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

     Employees are eligible to participate if they are customarily employed by E.piphany or any participating subsidiary for at least 20 hours per week and for more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 purchase plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - hold rights to purchase stock under E.piphany's employee stock purchase plans which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

     The 1999 purchase plan permits participants to purchase E.piphany's common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, overtime, shift premium and bonuses, but excludes other compensation. The maximum number of shares a participant may purchase during a single purchase period is 20,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 purchase plan is generally 85% of the lower of the fair market value of the common stock either:

     - at the beginning of the offering period, or

     - at the end of the purchase period.

     In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with E.piphany.

     Rights granted under the 1999 purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 purchase plan. The 1999 purchase plan provides that, in the event of a merger with or into another corporation or a sale of substantially all of E.piphany's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The new exercise date will be set prior to the proposed date of the merger or sale of assets.

     E.piphany's board of directors has the authority to amend or terminate the 1999 purchase plan, except that they may not adversely affect any outstanding rights to purchase stock under the 1999 purchase plan. However, the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 1999 purchase plan is in E.piphany's best interest and the best interest of E.piphany's stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 1999 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. The 1999 purchase plan will terminate automatically on September 21, 2009 unless terminated earlier by E.piphany's board of directors.

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

401(k) Plan

     In January 1999, E.piphany adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day they perform an hour of service for E.piphany. Eligible participants may elect to reduce their current compensation up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,000, and have such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, E.piphany to make additional matching contributions to the 401(k) plan on behalf of eligible participants. E.piphany has not made any matching contributions to the 401(k) plan to date. All contributions made by and on behalf of participants are subject to a maximum contribution limitation currently equal to the lesser of 25% of their compensation or $30,000 per year. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by E.piphany to the 401(k) plan, and income earned on plan contributions, are generally not taxable to the participants until withdrawn, and contributions by E.piphany, if any, are generally deductible by E.piphany when made.

CHANGE IN CONTROL, SEVERANCE AND EMPLOYMENT ARRANGEMENTS

     In connection with E.piphany's hiring of Roger S. Siboni as its President and Chief Executive Officer in July 1998, E.piphany sold 1,600,000 shares of its common stock to him at a purchase price of $0.40 per share in exchange for a promissory note and cash. E.piphany has a right to repurchase these shares of stock at a price of $0.40 per share. E.piphany's right to repurchase Mr. Siboni's shares lapses as to 1/48 of his total number of shares at the end of each month after May 1, 1998. As of April 1, 2000, E.piphany's repurchase right had lapsed with respect to 766,667 of Mr. Siboni's shares, leaving 833,333 of his shares subject to the repurchase right. However, E.piphany's right to repurchase Mr. Siboni's shares terminates as to all of his shares upon a change in control of E.piphany in which Mr. Siboni is not given equivalent compensation and title in the post change of control entity. See the sections entitled "Certain Relationships and Related Transactions -- Common Stock Purchases and Sales" and "-- Employee Loans."

     In a merger or a sale of substantially all of E.piphany's assets, if the options under E.piphany's 1997 stock plan are not assumed or substituted for, each outstanding option will terminate as of the closing of the merger or sale of assets. In a merger or a sale of substantially all of E.piphany's assets, if the options outstanding under E.piphany's 1999 stock plan are not assumed or substituted, each outstanding option will vest fully and become immediately exercisable.

     In connection with E.piphany's acquisition of RightPoint, E.piphany entered into an employment agreement with Gayle Crowell, E.piphany's Chief Privacy Officer, and former President, Chief Executive Officer and Director of RightPoint. Pursuant to her employment agreement, Ms. Crowell is guaranteed a base salary at an annualized rate of $280,000 plus a bonus of not less than $40,000 on an annualized basis. The agreement also guarantees Ms. Crowell severance payments for up to 12 months in the event of a termination without cause.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     E.piphany's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     E.piphany's certificate of incorporation and bylaws provide that E.piphany shall indemnify its directors and executive officers and may indemnify E.piphany's other officers and employees and other agents to the fullest extent permitted by law. E.piphany believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. E.piphany's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether E.piphany's bylaws would permit indemnification.

     E.piphany has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its bylaws. These agreements, among other things, provide for indemnification of E.piphany's directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at E.piphany's request. E.piphany believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

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

                        SECURITY OWNERSHIP OF MANAGEMENT
                    AND PRINCIPAL STOCKHOLDERS OF E.PIPHANY

     The following table sets forth certain information regarding beneficial ownership of E.piphany's common stock as of March 31, 2000 by (a) each director of E.piphany, (b) E.piphany's Chief Executive Officer and each of the four other most highly compensated executive officers of E.piphany's during fiscal 1999,
(c) all directors and executive officers of E.piphany as a group, and (d) all those known by E.piphany to be beneficial owners of more than five percent of outstanding shares of E.piphany's common stock. This table is based on information provided to E.piphany or filed with the Securities and Exchange Commission by E.piphany's directors, executive officers and principal stockholders. Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

     Unless otherwise indicated, the address of each stockholder listed in the following table is c/o E.piphany, Inc., 1900 South Norfolk Street, San Mateo, California 94403. Applicable percentage ownership in the following table is based on 32,444,364 shares of common stock outstanding as of April 14, 2000.

                                                             NUMBER OF           PERCENTAGE OF
                                                        SHARES BENEFICIALLY          SHARES
                   NAME AND ADDRESS                            OWNED           BENEFICIALLY OWNED
                   ----------------                     -------------------    ------------------
Kleiner Perkins and Caufield & Byers(1)...............       3,959,291                12.2%
  2750 Sand Hill Road
  Menlo Park, California 94025
Information Technology Ventures(2)....................       3,547,296                10.9
  3000 Sand Hill Road
  Building 1, Suite 280
  Menlo Park, California 94025
Eliot L. Wegbreit(3)..................................       1,958,238                 6.0
Steven G. Blank(4)....................................       1,727,553                 5.3
Roger S. Siboni(5)....................................       1,440,000                 4.4
Gayle Crowell(6)......................................         294,828                 *
Kevin J. Yeaman(7)....................................         101,250                 *
Phillip M. Fernandez(8)...............................         225,000                 *
Anthony M. Leach......................................         303,750                 *
Karen A. Richardson(9)................................         229,358                 *
Douglas J. Mackenzie(10)..............................       3,959,291                12.2
Sam H. Lee(11)........................................       3,547,296                10.9
Paul M. Hazen(12).....................................          60,000                 *
Robert L. Joss(13)....................................          60,000                 *
All directors and officers as a group (10
  persons)(14)........................................      10,220,773                31.1

-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 3,648,882 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 211,426 shares held by KPCB VIII Founders Fund, L.P., and 98,983 shares held by KPCB Information Services Zaibatsu Fund II, L.P. The general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P. is KPCB VIII Associates, L.P. The general partner of KPCB Information Sciences Zaibatsu Fund II, L.P. is KPCB VII Associates, L.P. Douglas J. Mackenzie, a member of the board of directors of E.piphany, is a general partner of both KPCB VIII Associates, L.P. and KPCB VII Associates, L.P.

 (2) Includes 3,455,158 shares held by Information Technology Ventures, L.P. and 92,138 shares held by ITV Affiliates Fund, L.P. The general partner of each of these two limited partnerships is ITV Management, L.L.C. Sam H. Lee, a member of the board of directors of E.piphany, is a principal member of ITV Management L.L.C.

 (3) 1,882,418 shares are held by Eliot L. Wegbreit as trustee of the Wegbreit Trust, 625 shares are held by David Abraham Weigbert Trust, Eliot L. Wegbreit and Beth A. Wegbreit trustees, and 625 shares are held by Jennifer Allison Wegbreit. Dr. Wegbreit served as chairman of the board of directors of E.piphany from December 1996 to December 1999. Dr. Wegbreit co-founded E.piphany in November 1996 and also served as Chief Executive Officer and Chief Financial Officer of E.piphany from December 1996 to May 1998 and as Executive Vice President, Research and Development from May 1998 to April 1999.

 (4) Includes 31,063 shares held by Steven G. Blank as Trustee of the Elliot-Blank Revocable Trust, 33,594 shares held by David Elliot as Trustee of the Katherine Elliot Blank Trust and 33,594 shares held by David Elliot as Trustee of the Sarah Elliot Blank Trust. Mr. Blank disclaims beneficial ownership of the shares held by the Katherine Elliot Blank and Sarah Elliot Blank Trusts. Mr. Blank served as Executive Vice President of Marketing of E.piphany from May 1998 to August 1999. Mr. Blank also co-founded E.piphany in November 1996 and served as President of E.piphany from its founding until May 1998.

 (5) Includes 833,333 shares subject to repurchase by E.piphany as of April 1, 2000. E.piphany's right of repurchase lapses as to 33,333 shares per month for Mr. Siboni.

 (6) Includes 57,632 shares issuable upon exercise of currently exercisable stock options and 172 shares issuable upon exercise of a currently exercisable warrant.

 (7) Includes 87,500 shares issuable upon exercise of currently exercisable stock options.

 (8) Includes 225,000 shares issuable upon exercise of currently exercisable stock options.

 (9) Includes 30,292 shares issuable upon exercise of currently exercisable stock options.

(10) All 3,959,291 shares are held by entities associated with Kleiner Perkins Caufield & Byers, a venture capital firm (see footnote (1) above). Mr. Mackenzie disclaims beneficial ownership of the shares held by the entities associated with Kleiner Perkins Caufield & Byers except for his monetary interest arising from his general partnership interest in the entities.

(11) All 3,947,296 shares are held by entities associated with ITV Management, L.L.C., a venture capital firm. Mr. Lee disclaims beneficial ownership of the shares held by the entities associated with ITV Management, L.L.C. except for his monetary interest arising from his principal membership interest in ITV Management, L.L.C.

(12) Includes 50,000 shares issuable upon exercise of currently exercisable stock options.

(13) Includes 50,000 shares issuable upon exercise of currently exercisable stock options.

(14) Includes 374,200 shares issuable upon exercise of currently exercisable stock options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a description of transactions during the last three fiscal years to which E.piphany has been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of E.piphany's capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described.

PREFERRED STOCK SALES

     Series C Preferred Stock. In September and October 1998, E.piphany sold shares of Series C preferred stock, at a purchase price of $3.38 per share, to raise capital to finance its operations. The following 5% stockholders purchased shares in that financing:

                                                            NUMBER       AGGREGATE
                        PURCHASER                          OF SHARES   CONSIDERATION
                        ---------                          ---------   -------------
Kleiner Perkins Caufield & Byers.........................  1,479,291    $5,000,000
Information Technology Ventures..........................  1,183,433     4,000,000

     Partnerships controlled by Kleiner Perkins Caufield & Byers currently own 12.2% of E.piphany's stock and were allotted one seat on E.piphany's board of directors, currently filled by Douglas J. Mackenzie, in connection with their investment in E.piphany's Series B Preferred Stock financing. Partnerships controlled by Information Technology Ventures currently own 10.9% of E.piphany's stock and were allotted one seat on E.piphany's board of directors, currently filled by Sam H. Lee, in connection with their investments in E.piphany's preferred stock financings.

     Warrant to purchase shares of Series C Preferred Stock. In June 1999, E.piphany issued and sold a warrant to purchase up to 31,250 shares of Series C preferred stock at an exercise price of $3.38 per share, and an option to purchase shares of Series C preferred stock at a purchase price of $6.40 per share to Comdisco, Inc., a 5% stockholder of E.piphany. The option to purchase share of Series C preferred stock was exercised for 351,563 shares in August 1999. The warrant remains outstanding.

     Series B Preferred Stock. In January 1998, E.piphany sold shares of Series B Preferred Stock, at a purchase price of $2.50 per share, to raise capital to finance its operations. The following 5% stockholders purchased shares in that financing:

                                                            NUMBER       AGGREGATE
                        PURCHASER                          OF SHARES   CONSIDERATION
                        ---------                          ---------   -------------
Kleiner Perkins Caufield & Byers.........................  2,230,000    $5,575,000
Information Technology Ventures..........................    596,932     1,492,329

     Series A Preferred Stock. In March and September 1997, E.piphany sold shares of Series A Preferred Stock, at a purchase price of $1.13 per share, to raise capital to finance its operations. The following directors, officers, and 5% stockholders purchased shares in that financing:

                                                            NUMBER       AGGREGATE
                        PURCHASER                          OF SHARES   CONSIDERATION
                        ---------                          ---------   -------------
Information Technology Ventures..........................  2,166,931    $2,448,632
Eliot L. Wegbreit as Trustee of Wegbreit Trust...........     74,570        84,264
Steven G. Blank as Trustee of Elliot-Blank
     Revocable Trust.....................................     31,063        35,101

     Eliot L. Wegbreit currently owns 6.0% of E.piphany's stock, and, at the time of the purchase, was also an officer and director of E.piphany. Steven G. Blank currently owns 5.3% of E.piphany's stock and was an officer of E.piphany at the time of the purchase.

     The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

COMMON STOCK PURCHASES AND SALES

     At the time of E.piphany's founding, E.piphany entered into stock purchase agreements with Steven G. Blank and Eliot L. Wegbreit, founders of E.piphany. On January 24, 1997, Mr. Blank and Dr. Wegbreit each purchased 2,100,000 shares of E.piphany's common stock under their agreements at a purchase price of $0.0005 per share for $1,050 each. Mr. Blank was an officer of E.piphany and Dr. Wegbreit was an officer of E.piphany and chairman of E.piphany's board of directors. E.piphany had the right to repurchase Mr. Blank's and Dr. Wegbreit's shares at their original purchase price of $0.0005 per share if E.piphany terminated their respective employment for cause or upon their death or disability. E.piphany's repurchase right lapsed as to 1/48 of the total number of shares at the end of each month after November 1, 1996.

     In March 1999, Dr. Wegbreit resigned as Executive Vice President, Engineering of E.piphany. In accordance with the terms of his stock purchase agreement, Dr. Wegbreit's remaining shares of common stock are no longer subject to E.piphany's repurchase right.

     On August 6, 1999, Steven G. Blank, who was at the time E.piphany's Executive Vice President of Marketing, resigned from E.piphany to pursue other interests. In connection with Mr. Blank's resignation, 125,000 shares of his common stock were repurchased by E.piphany for a total purchase price of $62.50. In accordance with the terms of his stock purchase agreement, Mr. Blank's remaining shares of common stock are no longer subject to E.piphany's repurchase right. Mr. Blank has agreed to continue as a consultant to E.piphany for up to five days per month, until February 6, 2000. E.piphany will not be required to pay any consulting fees to Mr. Blank, however, after the earlier of February 6, 2000 or the termination of the lock-up period which restricts Mr. Blank's sale of his shares of E.piphany's common stock for up to 180 days following E.piphany's initial public offering.

     In connection with E.piphany's hiring of Roger S. Siboni, E.piphany's President and Chief Executive Officer, on July 7, 1998 E.piphany sold an aggregate of 1,600,000 shares of common stock to Mr. Siboni at a purchase price of $0.40 per share. Mr. Siboni paid for his shares with a promissory note in the amount of $639,680 and $320 in cash. The principal amount of the note accrues simple interest at a rate of 5.88% per year. See the section entitled "Management -- Change in Control, Severance and Employment Arrangements."

     On January 16, 1998, in connection with E.piphany's Series B financing, E.piphany sold an aggregate of 250,000 shares of its common stock to entities affiliated with Kleiner Perkins Caufield & Byers, a 5% stockholder of E.piphany, at a purchase price of $0.25 per share.

EMPLOYEE LOANS

     In addition to the loan to purchase stock given to Mr. Siboni, in connection with his offer of employment as E.piphany's President and Chief Executive Officer, Mr. Siboni received a loan of $175,000 for relocation expenses. The entire amount of the loan was forgiven under the terms of the loan on March 31, 1999. E.piphany has also offered to loan to Mr. Siboni up to $250,000 per year for two years, drawable monthly. Mr. Siboni is currently drawing down this loan at a rate of $20,833 per month. As of March 31, 2000, the total outstanding principal amount of this loan is $63,000. In January 2000, the board of directors awarded Mr. Siboni a bonus of $175,000 and applied this bonus to the outstanding balance of the loan. This loan bears interest at a rate per annum of 5.6% compounded monthly and is repayable upon Mr. Siboni's first sales of E.piphany's stock. Mr. Siboni is also eligible for an annual bonus of up to $125,000, which is first applied to any outstanding loan balance that Mr. Siboni has with E.piphany including the loan described above.

INDEMNIFICATION AGREEMENTS

     E.piphany has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in its bylaws. These agreements, among other things, provide for indemnification of E.piphany's directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at E.piphany's request. E.piphany believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     E.piphany believes that the shares sold in transactions described above were sold at fair market value and the terms of the other arrangements described above were no less favorable than E.piphany could have obtained from unaffiliated third parties.

     In addition to the transactions described above, E.piphany has compensation arrangements with directors and officers which are described under the section entitled "Management."

                                OCTANE BUSINESS

     The discussion in this proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. Octane's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the section entitled "Risk Factors," as well as those discussed elsewhere in this proxy statement/prospectus.

OVERVIEW

     Octane Software, Inc. is a developer and marketer of a new category of customer care software called Internet relationship management software. Octane's Internet relationship management applications are 100 percent Internet-based and enable businesses engaged in Internet commerce to acquire, build and sustain long-term, loyal customer relationships. Octane's products facilitate customer interactions across multiple channels of communication, including Internet, email, text chat, phone and fax technologies. Covering both automated and human-assisted communication channels, Octane's products can collect, consolidate, analyze and distribute customer information captured across multiple communication media to provide a complete view of the customer.

PRODUCTS

     Octane's product suite, Octane 2000, is designed for the unique customer care requirements of companies engaged in Internet commerce. Octane 2000 consists of an Internet-based relationship management application called iCare and an Internet application infrastructure called iBusiness. Octane99, the predecessor product suite to Octane 2000, is no longer offered by Octane but is still being supported by Octane for customers who have not yet transitioned to Octane 2000.

     iCare and iBusiness

     iCare provides companies engaged in Internet commerce with a single system to effectively manage the complete customer life cycle, including marketing, sales, and service over multiple channels of communication. iBusiness is the Internet application infrastructure upon which iCare is based. iBusiness features a high-performance business process engine, support for multiple communications channels and integration to third-party systems. iBusiness also embodies real-time business intelligence and analysis functionality. All application functionality is designated in Octane's visual development environment, which is called iBusiness Studio. The heart of the iBusiness application infrastructure is the iBusiness Transaction Server, a distributed business process engine. Individual components of the system work independently and allow the Internet relationship management product to scale to meet the needs of an organization as it expands and as transaction volumes grow.

     Octane Online

     Octane's iCare application is available in a fully functional offering hosted by Octane called Octane Online. Octane Online provides all the benefits of the iCare solution without the up-front expense, resources, or time required for traditional software-based implementations. Unlike client-server applications that must overcome two-tier architectures, iCare is better suited for remote hosting than traditional client-server software applications because it is Internet-based. Octane Online users access their remote server through a regular web browser, the same way users of the standard version of iCare access the application.

CUSTOMERS

     Octane targets both business-to-consumer and business-to-business segments of the Internet commerce marketplace. Octane's customers include traditional brick-and-mortar companies seeking to establish an Internet presence, as well as Internet-only "dot.com" companies. As of March 31, 2000, over 60 customers have entered into agreements to purchase software licenses since Octane first began shipping its products in the third quarter of 1999. Critical Path, EDS Cashiering and Ybook accounted for 17%, 24% and 24%, respectively, of Octane's revenue for the year ended December 31, 1999, and, IVUS and Total Solutions accounted for 22% and 10% of Octane's revenue, respectively, for the three months ended March 31, 2000.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

     Octane offers a range of professional services to its clients that includes support, consulting and education resources. Octane offers a broad range of consulting services including needs analysis, product implementation, configuration, integration and customization in order to meet customer-specific Internet commerce requirements. Consulting services are delivered by Octane consulting specialists as well as through implementation partners. Octane also offers extensive training programs for its customers and partners to accelerate implementation and end-user adoption of Octane solutions. Octane also offers a full range of customer support services.

SALES AND MARKETING

     Octane sells its products through a direct sales force and indirectly through resellers, distributors, application service providers and outsourcers. As of March 31, 2000, Octane's sales and marketing force consisted of 84 professionals, including sales representatives, major account representatives, sales engineers, channel/partner salespeople and marketing professionals. Octane has salespeople located in sales offices in cities in the United States and in the United Kingdom, Germany and Australia. Octane has also entered into reseller agreements with several companies including TeleTech, Eltrax, RISC Management, e-Assist.com, Brigade Solutions, e-Convergent and MISNet. Some of these Octane partners also host Octane applications as an application service provider and provide a full range of services such as the outsourcing of contact center management and staff. Octane currently has relationships with 10 domestic and international resellers, distributors, application service providers and outsourcers.

RESEARCH AND DEVELOPMENT

     Octane's research and development organization is responsible for product and technology development and enhancements, quality assurance and product architecture. Octane's research and development organization is divided into several design teams, including the core development group that designs the iBusiness Transaction Server, the application development group that designs the iCare application, the database development group that designs Octane's underlying data schema and data marts, and the tools development group that designs iBusiness Studio and management tools. The research and development organization also includes a Quality Assurance team, as well as the Product Marketing organization. As of March 31, 2000, the research and development organization consisted of 85 employees.

COMPETITION

     The market for Octane's Internet relationship management products is new, rapidly evolving and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. The main competitive factors in the Internet relationship management market include:

     - adherence to emerging web-based technology standards,

     - integration with a variety of communications media,

     - adaptability, flexibility and scalability,

     - integration with other Internet commerce applications and legacy systems,

     - completeness of application functionality,

     - ease of application use, deployment and maintenance,

     - speed of implementation,

     - customer service, support and training, and

     - price and total cost of ownership.

     Octane has three primary sources of competition:

     - in-house and third-party custom development efforts,

     - client-server based customer relationship management applications, such as Siebel Systems, Nortel (Clarify) and PeopleSoft (Vantive), and stand-alone point-solutions for email response such as Kana and e-Gain, and

     - providers of other Internet commerce solutions, such as Kana (Silknet) and e-Gain.

     Potential future competitors of Octane include telecommunication and networking vendors, as well as enterprise software vendors and system integrators. There can be no assurance that Octane can maintain its competitive position against current and potential future competitors, especially competitors with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources.

FACILITIES

     Octane currently leases approximately 31,400 square feet of office space for Octane's headquarters in two buildings in San Mateo, California. These leases expire in 2002, 2004 and 2005. Octane also leases office space in Atlanta, Boston, Chicago, London, Melbourne, Australia, New York and Pittsburgh. Octane believes that its facilities are adequate for its current needs. Octane is currently in the process of negotiating a new lease for its headquarters in San Mateo, California.

                   OCTANE SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data and other operating information of Octane as of and for the years ended December 31, 1997, 1998 and 1999, are derived from Octane's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this proxy statement/prospectus. The financial data as of and for the three months ended March 31, 1999 and 2000 are derived from Octane's unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. Octane has prepared this unaudited information on the same basis as the audited consolidated financial statements and has included all adjustments, consisting only of normal recurring adjustments that it considers necessary for a fair presentation of its financial position and operating results for such periods. When you read this selected financial data, it is important that you also read the historical consolidated financial statements and related notes included in this proxy statement/prospectus, as well as the section of this prospectus entitled "Octane Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                         ------------------------------    -------------------
                                         1997(1)     1998        1999       1999        2000
                                         -------    -------    --------    -------    --------
                                                                               (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues
  License..............................   $ --      $    --    $    647    $    --    $  1,880
  Services.............................    248        2,938       2,835        879       1,622
                                          ----      -------    --------    -------    --------
     Total revenues....................    248        2,938       3,482        879       3,502
                                          ----      -------    --------    -------    --------
Cost of revenues.......................    139        1,651       1,663        570       1,531
Gross profit...........................    109        1,287       1,819        309       1,971
                                          ----      -------    --------    -------    --------
Operating expenses:
  Research and development.............     50        1,137       4,528        735       2,431
  Sales and marketing..................     --          515       6,794        774       5,353
  General and administrative...........     34        1,075       3,794        511       3,974
  Stock-based compensation.............     --           --       1,219         95       4,433
                                          ----      -------    --------    -------    --------
Total operating expenses...............     84        2,727      16,335      2,115      16,191
                                          ----      -------    --------    -------    --------
Income (loss) from operations..........     25       (1,440)    (14,516)    (1,806)    (14,220)
Interest and other income, net.........     --           26         134         32         246
                                          ----      -------    --------    -------    --------
Net income (loss)......................   $ 25      $(1,414)   $(14,382)   $(1,774)   $(13,974)
Accretion and deemed dividend on
  preferred stock......................     --           --       2,509          2       1,677
                                          ----      -------    --------    -------    --------
Net income (loss) available to common
  shareholders.........................   $ 25      $(1,414)   $(16,891)   $(1,776)   $(15,651)
                                          ====      =======    ========    =======    ========

                                                                 DECEMBER 31,
                                                              ------------------    MARCH 31,
                                                               1998       1999        2000
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 3,963   $  8,224    $ 30,607
Working capital.............................................    4,274      5,557      26,960
Total assets................................................    5,146     11,274     138,352
Long-term debt, net of current portion......................       --        339         287
Total shareholders' equity (deficiency).....................   (1,389)   (14,431)    129,010

-------------------------
(1) Period from September 9 (Inception) to December 31, 1997

                  OCTANE MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Octane's financial condition and results of operations should be read in conjunction with Octane's consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements.

OVERVIEW

     Octane is a developer and marketer of a new category of customer care software called Internet relationship management software. Octane's Internet relationship management applications are 100 percent Internet-based and enable businesses engaged in Internet commerce to acquire, build and sustain long-term, loyal customer relationships. Octane's products facilitate customer interactions across multiple channels of communication, including Internet, email, text chat, phone and fax technologies. Covering both automated and human-assisted communication channels, Octane's products can collect, consolidate, analyze and distribute customer information captured across multiple communication media to provide a complete view of the customer.

REVENUES

     Octane derives its revenue from:

      - licensing software, and

      - providing professional consulting, maintenance and support services.

     Product license revenue is recognized when:

      - persuasive evidence of an agreement exists,

      - the product has been delivered, and no uncertainty exists about customer acceptance,

      - the license fee is fixed or determinable, and

      - collection of the fee is probable.

     If the customer uses Octane to install the product, product license revenue is deferred until installation has occurred. To date, Octane has been responsible for substantially all of its product installations.

     Services revenue consists of fees from:

      - professional services, including integration of software, application development, training and software installation,

      - maintenance of Octane software, and

      - customer support.

     Octane recognizes professional services fees billed on a time-and-materials basis as the services are performed. For fixed price arrangements, Octane recognizes professional services fees upon the completion of specific contractual milestone events, or based on an estimated percentage of completion as work progresses. Octane's clients typically purchase maintenance agreements annually. Octane recognizes revenue from maintenance agreements (the term of which is typically one year) ratably over the remaining term of the maintenance obligation.

COST OF REVENUES

     Cost of license revenues consists of costs to manufacture, package, and distribute Octane's products. Cost of license revenues have been insignificant to date because Octane typically distributes its software by permitting customers to download its software from Octane's web site. Cost of service revenues consists primarily of employee-related costs and third-party consultant fees incurred to provide services for consulting projects, customer support, and training.

OPERATING EXPENSES

     Operating expenses are classified into four general categories:

     - research and development expenses, which consists primarily of employee-related costs and fees for outside consultants and related costs associated with the development of new products, the enhancement of existing products, quality assurance, testing, and documentation,

     - sales and marketing expenses, which consists primarily of employee salaries, commissions, and costs associated with marketing programs,

     - general and administrative expenses, which consists primarily of employee salaries and other personnel related costs for executive, financial, legal, and accounting as well as other professional service fees, and

     - Stock based compensation expense, which consists of amortization of deferred compensation in connection with stock option grants and sales of stock to employees at exercise or sales prices below the deemed fair market value of Octane's common stock and compensation related to equity instruments issued to non-employees for services rendered.

     All charges to these operating expense categories are based on the nature of the expenditures. The costs for facilities and fixed asset depreciation are allocated to these categories based on headcount.

ACQUISITION

     On March 13, 2000, Octane acquired all of the outstanding capital stock of Sneakerlabs, Inc., a developer of chat and web collaboration software and services. In connection with the acquisition, Octane issued 1,049,992 shares of its common stock and issued options to purchase approximately 69,000 shares of Octane common stock. The acquisition was accounted for as a purchase in the three month period ended March 31, 2000.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

REVENUES

     Total revenue increased to $3.5 million for the three months ended March 31, 2000 from $879,000 for the three months ended March 31, 1999. The increase in revenue was primarily a result of the introduction of Octane's first software product in the second quarter of 1999 and the related transition from a primarily service-based business to a software product-based business.

     License revenues were $1.9 million for the three months ended March 31, 2000 compared to none for the three months ended March 31, 1999. The increase in license revenues coincided with the introduction of the Octane 2000 product suite.

     Total services revenues increased to $1.6 million for the three months ended March 31, 2000 from $879,000 for the three months ended March 31, 1999. Services revenues from activity relating to Octane's products increased to $1.5 million for the three months ended March 31, 2000 from none for the three months ended March 31, 1999. This increase in services revenue principally reflected an increase in overall services activity relating to Octane's own software products, offset by a reduction in services activity relating to third party software.

COST OF REVENUES

     Total cost of revenues increased to $1.5 million for the three months ended March 31, 2000, from $570,000 for the three months ended March 31, 1999. Cost of license revenues consists primarily of license fees paid to third parties under technology license arrangements and have not been significant to date. Cost of services revenues consists primarily of the costs of consulting and customer service and support.

     Cost of services revenues increased to $1.5 million or 94% of services revenue for the three months ended March 31, 2000, compared to $570,000 or 65% of services revenues for the three months ended March 31, 1999. The cost of services revenues increased on a percentage basis due to the time required to train the existing consulting organization to support Octane's own products as well as the hiring and training of employees to provide for anticipated growth in consulting, customer support, and training services. The number of employees engaged in services increased to 60 as of March 31, 2000 from 13 as of March 31, 1999.

OPERATING EXPENSES

     Research and development expenses consist primarily of personnel and related costs associated with our product development efforts. Research and development expenses increased to $2.4 million for the three months ended March 31, 2000, from $735,000 for the three months ended March 31, 1999. This increase primarily resulted from salaries associated with newly hired development personnel. The number of employees engaged in research and development increased to 85 as of March 31, 2000 from 24 as of March 31, 1999.

     Sales and marketing expenses consist primarily of employee salaries, benefits and commissions, and the costs of trade shows, seminars, promotional materials and other sales and marketing programs. Sales and marketing expense increased to $5.4 million for the three months ended March 31, 2000, from $773,000 for the three months ended March 31, 1999. The increase primarily resulted from salaries associated with newly hired sales and marketing personnel, commissions from licenses of Octane99 and Octane2000, and an increase in marketing programs. The number of employees engaged in sales and marketing duties increased to 84 as of March 31, 2000 from 16 as of March 31, 1999.

     General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance and administrative personnel. General and administrative expenses increased to $4.0 million for the three months ended March 31, 2000, from $511,000 for the three months ended March 31, 1999. A charge of $1.6 million was taken for goodwill amortization related to the Sneakerlabs acquisition, which was completed on March 13, 2000. The remaining increase primarily resulted from salaries associated with newly hired personnel and related costs required to manage growth and facilities expansion. The number of employees engaged in general and administrative duties increased to 34 as of March 31, 2000 from 8 as of March 31, 1999.

     Stock-based compensation increased to $4.4 million for the first quarter of 2000 from $95,000 for the first quarter of 1999. This increase principally resulted from an increase in stock option grant activity coupled with a more rapid rate of increase in the deemed fair market value of Octane's common stock.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

REVENUE

     Total revenue increased to $3.5 million in 1999 from $2.9 million for 1998. Prior to the fourth quarter of 1999, Octane's revenues were derived from the implementation of third party software products. Octane introduced its first software product in the second quarter of 1999 and first began recognizing product revenues in the fourth quarter of 1999. The increase in revenue was primarily a result of the introduction of Octane's software product and the related transition from a primarily services-based business. Octane's 1997 revenues of $248,000 consisted of entirely services revenue and reflected the fact that Octane was only in operation for a limited portion of the year and only provided professional services at that time.

     License revenues were $647,000 in 1999. Octane had no license revenues in either 1998 or 1997. The increase in license revenues coincided with the introduction of the Octane99 product suite, which was replaced by the Octane 2000 product suite.

     Services revenue decreased to $2.8 million for 1999 from $2.9 million for 1998. This decrease in services revenue reflected reduction in services activity relating to third party software offset by an increase in consulting activity relating to Octane's own software products.

COST OF REVENUES

     Total cost of revenues remained at $1.7 million in 1999, when compared to the fiscal year ended December 31, 1998.

     Cost of license revenues have been insignificant for all periods.

     Cost of services revenue remained at $1.7 million, or 59% of services revenue in 1999, compared to $1.7 million, or 56% of services revenue, in 1998 and $139,000, or 56% of services revenue, in 1997. The cost of services revenue increased on a percentage basis during 1999 due to reduced productivity caused by the need to train the existing consulting organization to support Octane's own products as well as the hiring and training of employees to provide for anticipated growth in consulting, customer support, and customer training. The number of employees engaged in services increased to 37 as of December 31, 1999 from 17 as of December 31, 1998 and 2 as of December 31, 1997.

OPERATING EXPENSES

     Research and development expenses increased to $4.5 million in 1999, from $1.1 million in 1998 and $50,000 in 1997. This increase primarily resulted from salaries associated with newly hired development personnel. The number of employees engaged in research and development increased to 53 as of December 31, 1999 from 19 as of December 31, 1998 and 1 as of December 31, 1997.

     Sales and marketing expenses increased to $6.8 million in 1999, from $515,000 in 1998. The increase primarily resulted from salaries associated with newly hired sales and marketing personnel, sales commissions from licenses of Octane99, and an increase in marketing programs. The number of employees engaged in sales and marketing duties increased to 41 as of December 31, 1999 from 8 as of December 31, 1998. Octane had no sales and marketing personnel or other expenses during the fiscal year ended December 31, 1997 as it had not yet introduced any products.

     General and administrative expenses increased to $3.8 million in 1999, from $1.1 million in 1998 and $34,000 in 1997. These increases primarily resulted from salaries associated with newly hired personnel and related costs required to manage growth and facilities expansion. The number of employees engaged in general and administrative duties increased to 11 as of December 31, 1999 from 7 as of December 31, 1998 and 1 as of December 31, 1997.

     Stock-based compensation increased to $1.2 million for 1999 from none in 1998 and 1997, principally as a result of an increase in stock option grant activity coupled with the rapid rise in deemed fair market value of Octane's common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities totalled $7.1 million and $1.4 million for the three months ended March 31, 2000 and 1999, respectively. Cash used in operating activities for each period resulted primarily from net losses in those periods. Net cash used in operating activities totaled $10.0 million and $1.7 million for the years ended December 31, 1999 and 1998, respectively. Cash used in operating activities for each period resulted primarily from net losses in those periods, and to a lesser extent, increases in accounts receivable. These uses of cash were partially offset by increases in accrued liabilities and unearned revenues.

     Net cash provided (used in) in investing activities totaled ($1 million) and $1.9 million for the three months ended March 31, 2000 and 1999, respectively. The increase resulted primarily from the purchases of furniture and equipment, consisting largely of computer servers and workstations. Net cash provided (used in) in investing activities totaled $354,000 and ($2.6 million) for the years ended December 31, 1999 and 1998, respectively. The decrease resulted primarily from the sale of short-term investments offset, to a lesser extent, by purchases of furniture and equipment, consisting largely of computer servers and workstations.

     Net cash provided by financing activities totaled $30 million and $17,000 for the three months ended March 31, 2000 and 1999, respectively. The increase was primarily due to the proceeds from Octane's Series C Financing. Net cash provided by financing activities totaled $16.0 million and $6.2 million for the years ended December 31, 1999 and 1998, respectively. The increase was due primarily to the receipt of proceeds from Octane's 1999 equity financings.

     In April 1999, Octane entered into a loan agreement with a lending corporation that allows the company to borrow up to a total of $1.5 million for the purchase and financing of property and equipment. Borrowings under the loan agreement bear interest at a fixed rate of 8.50% and are collateralized by the purchased property and equipment. As of December 31, 1999, Octane had $537,272 outstanding under the loan agreement, which is payable as follows: $197,863 in 2000; $215,353 in 2001; and $124,056 in 2002. The loan agreement expires in June 2000 with all payment due as noted in the preceding sentence and contains certain covenants and restrictions as to various matters, including dividend payments. Octane does not have any other credit facilities.

     As of March 31, 2000, Octane's principal sources of liquidity were $30.6 million of cash and cash equivalents. In January and February 2000, Octane conducted a private placement of its Series C preferred stock, raising $29 million in cash. Octane believes that its current cash and cash equivalents and short-term investments will be sufficient to meet its anticipated liquidity needs for working capital and capital expenditures for at least 12 months in the absence of additional financing or consummation of the merger.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 and June 1999, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of SFAS No. 133. These statements define derivatives, require that all derivatives be carried at fair value, and provide for hedge accounting when certain conditions are met. SFAS No. 133, as amended, is effective for Octane in fiscal 2001. Although Octane has not fully assessed the implications of SFAS No. 133, it does not believe that adoption of this statement will have a material impact on its financial position, results of operations or cash flows.

                               OCTANE MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to Octane's current executive officers and directors as of March 31, 2000:

         NAME           AGE                            POSITION
         ----           ---                            --------
Aditya (Tim) Guleri...  35    Chairman of the Board and Chief Executive Officer
William Walsh.........  36    President and Chief Operating Officer
Kira Makagon..........  36    Director, Senior Vice President, Products and Chief
                              Technology Officer
James Doehrman........  42    Senior Vice President Finance and Administration, Chief
                              Financial Officer and Assistant Secretary
Robert Loughan........  34    Senior Vice President, Worldwide Sales
Jeff Pulver...........  34    Vice President, Marketing
Robert Davoli.........  51    Director
David Strohm..........  52    Director

     Aditya (Tim) Guleri has served as Chairman and Chief Executive Officer of Octane since September 1997. Prior to joining Octane, he held key executive management positions at Scopus Technology as a Vice President of Product Marketing/Business Development from 1996 to 1997 and Vice President of Application Engineering from 1992 to 1996. From 1989 to 1992, Mr. Guleri served as Director of IT at LSI Logic Inc. His education includes a Master's Degree in Robotics/IE from Virginia Polytechnic Institute and State University and a B.S. in Electrical Engineering from Punjab University in India.

     William Walsh has served as President and Chief Operating Officer of Octane since January 2000. Prior to joining Octane, Mr. Walsh served as president of PeopleSoft International from January 1999 to December 1999. At PeopleSoft, he also served as vice president & general manager for Latin America from 1996 to 1999, vice president & general manager for Germany from 1995 to 1996, and vice president of customer services from 1992 to 1995. Prior to PeopleSoft, Mr. Walsh served as a senior manager at Andersen Consulting from 1985 to 1992. He holds a B.A. in industrial/organizational psychology from DePaul University and an MBA in marketing/finance from Loyola University of Chicago.

     Kira Makagon has served as a director, Senior Vice President, Products and Chief Technology Officer of Octane since July 1998. Prior to joining Octane, she served as Vice President of Product Development at Scopus Technology from 1993 to 1998. Ms. Makagon was Product Development Manager at Guzik Technical from 1987 to 1992. From 1984 to 1985, she held various senior engineering management positions at Ingres Corporation. She was a founding team member at Trifox, Inc. from 1985 to 1987. Ms. Makagon has an MBA and a B.S. in Computer Science from the University of California at Berkeley.

     James Doehrman has served as Senior Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary of Octane since January 2000. Prior to joining Octane, Mr. Doerhman served as Vice President and Chief Financial Officer at IDG Books Worldwide from 1997 to 1999. Prior to IDG, he held numerous worldwide executive positions with Simon & Schuster, in Mexico, England and New York from 1992 to 1997. Mr. Doehrman also held key senior positions at Federated Department Stores from 1988 to 1992, The Limited from 1986 to 1988 and Arthur Andersen & Co. from 1979 to 1986. He holds a Bachelor of Business Administration degree from Southern Methodist University.

     Rob Loughan has served as Senior Vice President, Worldwide Sales of Octane since September 1997. Prior to joining Octane, he held key U.S. and international sales management and strategic sales positions in several software companies, including Sybase where he served as a Sales Representative from 1989 to 1992, Micromuse where he served as Director of Sales from 1996 to 1997 and Scopus Technology, Inc. where he served as Manager of Strategic Accounts from 1992 to 1996. Mr. Loughan holds B.A. degrees in Political Science and Psychology from the State University of New York at Albany.

     Jeff Pulver has served as Vice President, Marketing of Octane since March 2000. Prior to joining Octane, Mr. Pulver held various positions at PeopleSoft, Inc. from 1993 to 2000, most recently serving as Vice President of Corporate Marketing Communications. Prior to PeopleSoft, held sales and marketing positions at IBM from 1988 to 1993. Mr. Pulver holds a B.S. in Industrial Technology from California Polytechnic State University, San Luis Obispo.

     Robert Davoli has served as a director of Octane since August 1998. Mr. Davoli has served as General Partner of Sigma Partners, a venture capital firm, since January 1995. He served as President and Chief Executive Officer of Epoch Systems, a client-server software company, from February 1993 to September 1994. From May 1986 through June 1992, Mr. Davoli was the President and Chief Executive Officer of SQL Solutions, a relational database management systems consulting and tools company that he founded and sold to Sybase, Inc. in January 1990. He is a director of ISS Group, Inc., a network security software company, which is publicly held, and he serves as a director of several privately held companies. Mr. Davoli received a B.A. in History from Ricker College.

     David Strohm has served as a director of Octane since August 1998. Mr. Strohm joined Greylock Management Corporation, a venture capital management company, in 1980 and is a general partner of several venture capital funds affiliated with Greylock. Mr. Strohm currently serves as a director of Banyan Systems, Inc., a manufacturer of networking software products, DoubleClick, Inc., a leading provider of comprehensive Internet advertising solutions and ISS Group, Inc., a provider of Internet security software, Legato Systems, Inc., a developer of enterprise storage software, each of which are publicly traded companies, as well as several privately held technology companies. Mr. Strohm holds a B.A. from Dartmouth College and an M.B.A. from Harvard University.

DIRECTOR COMPENSATION

     Directors do not currently receive any cash compensation from Octane for their service as members of the board of directors. Under Octane's 1997 stock plan, Octane's two outside directors were each granted an option to purchase 40,000 shares of Octane's common stock on September 28, 1999 and an option to purchase 10,000 shares of common stock on January 12, 2000.

EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to Octane in all capacities for the fiscal year ended December 31, 1999, by each person that served as chief executive officer during the last fiscal year and Octane's next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999. These executives are referred to as the named executive officers in this proxy statement/prospectus.

                                                                 ANNUAL
                                                              COMPENSATION
                                                            -----------------    ALL OTHER
               NAME AND PRINCIPAL POSITION                   SALARY    BONUS    COMPENSATION
               ---------------------------                  --------   ------   ------------
Aditya (Tim) Guleri.......................................  $160,000   $5,000          --
  President and Chief Executive Officer
Kira Makagon..............................................   150,000    5,000     $ 2,652
  Senior Vice President, Products and
  Chief Technology Officer
Robert Loughan............................................   150,000    5,000      18,795(1)
  Senior Vice President, Worldwide Sales

-------------------------

(1) Includes $18,046 of sales-based commissions

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to Mr. Guleri, Ms. Makagon and Mr. Loughan in the fiscal year ended December 31, 1999, including potential realizable value over the 10 year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent an estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of E.piphany common stock.

                                                                                               POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                                   VALUE
                            ----------------------------------------------------------------     AT ASSUMED ANNUAL
                                            % OF TOTAL                                               RATES OF
                             NUMBER OF       OPTIONS                   DEEMED                       STOCK PRICE
                             SECURITIES     GRANTED TO    EXERCISE      VALUE                    APPRECIATION FOR
                             UNDERLYING     EMPLOYEES       PRICE     PER SHARE                     OPTION TERM
                              OPTIONS        IN LAST         PER       ON DATE    EXPIRATION   ---------------------
           NAME               GRANTED      FISCAL YEAR      SHARE     OF GRANT       DATE      0%      5%      10%
           ----             ------------   ------------   ---------   ---------   ----------   ---   ------   ------
Aditya (Tim) Guleri.......     5,000          0.268%        $0.25       $0.25     4/13/2009     --   $  786   $1,992
                               5,000          0.268          0.45        0.45     8/17/2009     --    1,415    3,586
                               5,000          0.268          0.90        0.90     11/2/2009     --    2,830    7,172
Kira Makagon..............     5,000          0.268          0.25        0.25     4/13/2009     --      786    1,992
                               5,000          0.268          0.45        0.45     8/17/2009     --    1,415    3,586
                               5,000          0.268          0.90        0.90     11/2/2009     --    2,830    7,172
Robert Loughan............     5,000          0.268          0.25        0.25     4/13/2009     --      786    1,992
                               5,000          0.268          0.45        0.45     8/17/2009     --    1,415    3,586
                               5,000          0.268          0.90        0.90     11/2/2009     --    2,830    7,172

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes for the named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

     The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a value of $1.50 per share, the fair market value of Octane's common stock as of December 31, 1999 as determined by the Octane board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                         NUMBER OF                   UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                          SHARES                    AT DECEMBER 31, 1999          AT DECEMBER 31, 1999
                         ACQUIRED      VALUE     ---------------------------   ---------------------------
         NAME           ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           -----------   --------   -----------   -------------   -----------   -------------
Aditya (Tim) Guleri...         --           --      15,000             --        $14,500             --
Kira Makagon..........         --           --      15,000             --         14,500             --
Robert Loughan........         --           --      15,000             --         14,500             --

EMPLOYMENT AGREEMENTS

     See "Other Agreements -- Employment and Noncompetition Agreements" for a description of the employment agreements for certain of our executive officers entered into in connection with the merger.

                        SECURITY OWNERSHIP OF MANAGEMENT
                      AND PRINCIPAL SHAREHOLDERS OF OCTANE

     The following table sets forth certain information regarding beneficial ownership of Octane common stock as of April 14, 2000 for (a) each director of Octane (b) Octane's Chief Executive Officer and each of the other most highly compensated Octane executive officers during fiscal 1999, (c) all directors and executive officers of Octane as a group, and (d) all those known by Octane to be beneficial owners of more than five percent of outstanding shares of Octane common stock. Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

     Unless otherwise indicated, the address of each shareholder listed in the following table is c/o Octane Software, Inc., 2929 Campus Drive #101, San Mateo, California 94403. All share ownership numbers and percentages are shown on an as-converted to common stock basis. Applicable percentage ownership in the following table is based on 24,685,281 shares of common stock outstanding as of April 14, 2000 and includes all shares subject to options and warrants exercisable within 60 days of April 14, 2000.

                                                                       PERCENTAGE OF
                                                                          SHARES
                                                 NUMBER OF SHARES      BENEFICIALLY
           NAME OF BENEFICIAL OWNER             BENEFICIALLY OWNED         OWNED
           ------------------------             -------------------    -------------
Sigma Partners(1).............................       3,121,824             12.7%
  20 Customhouse St., Suite 830
  Boston, MA 02110
Greylock IX Limited Partnership...............       3,121,824             12.7
  755 Page Mill Road
  Palo Alto, CA 94304
Norwest Venture Partners VII, L.P. ...........       1,838,181              7.5
  245 Lytton Avenue
  Suite 250
  Palo Alto, CA 94301
Aditya (Tim) Guleri(2)........................       1,836,740              7.4
TTEC Nevada, Inc..............................       1,651,275              6.7
  1700 Lincoln Street
  Denver, CO 80302
Lucent Venture Partners, Inc..................       1,530,022              6.2
  Room 6G-212
  600 Mountain Avenue
  Murray Hill, NJ 07974
Kira Makagon(2)...............................       1,170,605              4.7
Robert Loughan(2).............................         953,415              3.9
David Strohm(3)...............................          50,000                *
Robert Davoli(4)..............................          50,000                *
Directors and officers as a group (13
  persons)(5).................................       7,629,028             30.9

-------------------------
 *  Less than one percent.

(1) Includes securities owned by Sigma Partners IV, L.P., Sigma Associates IV, L.P. and Sigma Investors IV, L.P.

(2) Includes shares held by family trusts.

(3) Excludes shares held by Greylock IX Limited Partnership. Mr. Strohm is a general partner of Greylock IX Limited Partnership but disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(4) Excludes shares held by Sigma Partners IV, L.P., Sigma Associates IV, L.P. and Sigma Investors IV, L.P. Mr. Davoli is a general partner of such entities, but disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(5) Includes options to purchase 343,000 shares of common stock exercisable within 60 days of April 14, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PREFERRED STOCK SALES

     Series C Preferred Stock. In January 2000 and February 2000, Octane sold shares of Series C Preferred Stock, at a purchase price of $8.18 per share, to raise capital to finance its operations. The following 5% shareholders purchased shares in that financing:

                                                         NUMBER OF      AGGREGATE
                       PURCHASER                          SHARES      CONSIDERATION
                       ---------                         ---------    -------------
Lucent Venture Partners, Inc...........................   233,517      $1,910,169
Norwest Venture Partners VII, L.P......................   280,547       2,294,874
Sigma Partners.........................................   476,463       3,897,467
Greylock IX Limited Partnership........................   476,463       3,897,467
TTEC Nevada, Inc.......................................   872,459       7,136,714

     Series B Preferred Stock. In August 1999 and December 1999, Octane sold shares of Series B Preferred Stock, at a purchase price of $3.21 per share, to raise capital to finance its operations. The following 5% shareholders purchased shares in that financing:

                                                         NUMBER OF      AGGREGATE
                       PURCHASER                          SHARES      CONSIDERATION
                       ---------                         ---------    -------------
Lucent Venture Partners, Inc...........................    417,445     $1,339,998
Sigma Partners.........................................    834,891      2,680,000
TTEC Nevada, Inc.......................................    778,816      2,499,999
Greylock IX Limited Partnership........................    834,891      2,680,000
Norwest Venture Partners VII, L.P......................  1,557,632      4,999,998

EMPLOYEE LOANS

     William Walsh, president and chief operating officer of Octane, has issued to Octane a promissory note dated January 20, 2000 in the amount of $825,000 due and payable on January 20, 2005 to purchase common stock in connection with the vesting of his options pursuant to his stock option agreement. James Doehrman, senior vice president finance and administration, chief financial officer and assistant secretary of Octane, has issued to Octane two promissory notes dated January 20, 2000 and March 1, 2000 in the amounts of $225,000 and $37,500, respectively, due and payable on January 20, 2005 and March 1, 2005, respectively, to purchase common stock in connection with the vesting of his options pursuant to his stock option agreement.

     Octane believes that the shares sold in transactions described above were sold at fair market value and the terms of the other arrangements described above were no less favorable than Octane could have obtained from unaffiliated third parties. In addition to the transactions described above,

Octane has compensation arrangements with directors and officers which are described under the section entitled "Octane Management."

STOCK AND OPTIONS SUBJECT TO ACCELERATED VESTING

     Certain directors, officers and consultants of Octane hold common stock or options to purchase common stock that are subject to accelerated vesting upon a change of control of Octane, such as the merger that is currently being contemplated with E.piphany, pursuant to terms set forth in their respective common stock purchase agreements or stock option agreements, as applicable. Such individuals and entities are as follows: Aditya (Tim) Guleri, William Walsh, Kira Makagon, James Doehrman, Robert Gryphon, Robert Loughan, Robert Davoli, David Strohm, Elias Blawie, Sanjay Khare, VLG Investments 1998 and VLG Investments 2000.

                                                    NUMBER OF OCTANE SHARES
                                                 SUBJECT TO ACCELERATED VESTING
                                                   AS A RESULT OF THE MERGER
          OFFICER/DIRECTOR/CONSULTANT                  AS OF MAY 31, 2000
          ---------------------------            ------------------------------
Aditya (Tim) Guleri............................             500,315
William Walsh..................................             275,000
Kira Makagon...................................             319,071
James Doehrman.................................              50,000
Robert Loughan.................................             267,359
Robert Gryphon.................................             500,315
Robert Davoli..................................              50,000
David Strohm...................................              50,000
Elias Blawie...................................                 750
Sanjay Khare...................................               4,500
VLG Investments 1998...........................               5,250
VLG Investments 2000...........................               7,000

     Octane is presently in the process of soliciting shareholder approval by written consent for the acceleration of vesting in connection with the merger as described herein.

     In addition, the following officers, directors and consultants of Octane hold stock options or common stock that are subject to certain accelerated vesting provisions upon the termination of such officer, director or consultant following consummation of the merger pursuant to terms set forth in their respective common stock purchase or stock option agreements, as applicable:
Aditya (Tim)

Guleri, William Walsh, Kira Makagon, Rob Loughan, Robert Gryphon, Jeff Pulver, Manu Kumar, Elias Blawie, Sanjay Khare and VLG Investments 1998.

                                                    NUMBER OF OCTANE SHARES
                                                 SUBJECT TO ACCELERATED VESTING
                                                        UPON TERMINATION
              OFFICER/CONSULTANT                        AFTER THE MERGER
              ------------------                 ------------------------------
Aditya (Tim) Guleri............................             166,772
William Walsh..................................             275,000
Kira Makagon...................................             106,357
Rob Loughan....................................              89,120
Robert Gryphon.................................             166,772
Jeff Pulver....................................              22,500
Manu Kumar.....................................             264,181
Elias Blawie...................................                 375
Sanjay Khare...................................                 750
VLG Investments 1998...........................               2,625

     E.piphany currently anticipates that most employees of Octane, including certain officers and directors, will be employed by E.piphany after the merger.

                                 LEGAL MATTERS

     The validity of the E.piphany common stock issuable to Octane shareholders pursuant to the merger will be passed on by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this proxy statement/prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as some individual attorneys of the firm, beneficially own an aggregate of 78,779 shares of E.piphany common stock.

     Venture Law Group, A Professional Corporation, is acting as counsel for Octane in connection with certain legal matters relating to the merger, the merger agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, investment partnerships composed of members of and persons associated with Venture Law Group, A Professional Corporation, as well as some individual attorneys of the firm, beneficially own an aggregate of 54,000 shares of Octane common stock. As of the date of this proxy statement/prospectus, investment partnerships composed of members of and persons associated with Venture Law Group, A Professional Corporation, as well as some individual attorneys of the firm, beneficially own an aggregate of 17,699 shares of E.piphany common stock.

                                    EXPERTS

     The audited financial statements of E.piphany, Inc. for the years ended December 31, 1997, 1998 and 1999 included in this proxy statement/prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this proxy statement/prospectus in reliance upon the authority of said firm as experts in giving said reports.

     Octane's consolidated financial statements as of December 1998 and 1999 and for the period from September 9, 1997 (inception) through December 31, 1997 and each of the years in the two-year period ended December 31, 1999 included in this document have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of RightPoint as of June 30, 1999 and 1998 for the years then ended included in this proxy statement/prospectus have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

              CHANGE IN E.PIPHANY'S INDEPENDENT PUBLIC ACCOUNTANTS

     In July 1998, KPMG LLP resigned as E.piphany's independent public accountants, as KPMG LLP became an integrator of E.piphany's products and purchased E.piphany's preferred stock. The former independent accountants' report on E.piphany's financial statements for the year ended December 31, 1997 did not contain an adverse opinion, a disclaimer of opinion or any qualifications or modifications related to uncertainty, limitation of audit scope or application of accounting principles. The former independent public accountants' report does not cover any of E.piphany's financial statements in this registration statement. KPMG LLP did not issue an audit opinion on E.piphany's financial statements for any other period. There were no disagreements with the former public accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to E.piphany's financial statements up through the time of dismissal that, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. In September 1998, E.piphany retained Arthur Andersen LLP as its independent public accountants. The decision to retain Arthur Andersen LLP was approved by resolution of E.piphany's board of directors. Prior to retaining Arthur Andersen LLP, E.piphany had not consulted with Arthur Andersen LLP regarding accounting principles.

               CHANGE IN OCTANE'S INDEPENDENT PUBLIC ACCOUNTANTS

     In February 2000, Octane terminated its relationship with PricewaterhouseCoopers LLP for reasons unrelated to the preparation of Octane's financial statements. There was no disagreement between Octane and PricewaterhouseCoopers LLP regarding accounting principles. This registration statement does not include any report on Octane's financial statements for any period from Octane's former independent public accountants. In February 2000, Octane retained Deloitte & Touche LLP as its independent public accountants. The decision to retain Deloitte & Touche LLP was approved by resolution of Octane's board of directors. Prior to retaining Deloitte & Touche LLP, Octane had not consulted with Deloitte & Touche LLP regarding accounting principles. For purposes of issuing its audit opinion included in this registration statement, Deloitte & Touche LLP re-audited Octane's financial statements as of and for the year ended December 31, 1998, and for the period from September 9, 1997 to December 31, 1997 which had originally been audited by Octane's former independent public accountants.

                                E.PIPHANY, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     On January 4, 2000, E.piphany, Inc. acquired RightPoint Software, Inc. ("RightPoint"). The acquisition of RightPoint was accounted for under the purchase method of accounting.

     In March 2000, E.piphany signed a definitive agreement to acquire Octane Software, Inc. ("Octane"). When completed, the acquisition of Octane will also be accounted for under the purchase method of accounting.

     The pro forma combined condensed statement of operations of E.piphany for the twelve months ended December 31, 1999 assume that the acquisitions of RightPoint and Octane took place on January 1, 1999. The pro forma combined condensed statements of operations of E.piphany for the three months ended March 31, 2000 assume that the acquisition of Octane took place on January 1, 2000. The statements combine E.piphany's, RightPoint's and Octane's consolidated statements of operations for the twelve months ended December 31, 1999 and E.piphany's and Octane's consolidated statements of operations for the three months ended March 31, 2000, as if the acquisitions took place at the beginning of each period.

     The pro forma combined condensed balance sheet as of March 31, 2000 combines E.piphany's and Octane's consolidated balance sheets as of March 31, 2000 as if the acquisition had been consummated on that date.

     The unaudited pro forma combined condensed information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have actually occurred if the acquisitions had been consummated as of the date indicated, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus and are subject to change based upon completion of the transactions and final purchase price allocations, including completion of third party appraisals.

     E.piphany's and Octane's condensed financial information included in these pro forma financial statements is derived from their December 31, 1999 audited consolidated financial statements and their March 31, 2000 unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The results of operations of RightPoint included in the unaudited pro forma combined condensed statements of operations of the year ended December 31, 1999 were derived from its unaudited consolidated financial statements for the same period that have been included in this proxy statement/prospectus.

     The unaudited condensed consolidated financial information of E.piphany, RightPoint and Octane has been prepared in accordance with generally accepted accounting principles applicable to interim financial information and, in the opinion of E.piphany, RightPoint and Octane management, includes all adjustments necessary for a fair presentation of the financial information for such interim periods.

     The historical consolidated financial statements of E.piphany, RightPoint and Octane are included elsewhere in this proxy statement/prospectus and the unaudited pro forma combined condensed information presented herein should be read in conjunction with those consolidated financial statements and related notes.

                                   E.PIPHANY

              PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                 PRO FORMA        E.PIPHANY
                                       E.PIPHANY     OCTANE     ADJUSTMENTS      AND OCTANE
                                       ---------    --------    -----------      -----------
ASSETS
Current assets:
  Cash and cash
     equivalents.....................  $ 401,268    $ 30,607    $       --       $  431,875
  Short-term investments.............     23,452          --            --           23,452
  Accounts receivable, net...........      9,317       4,519        (2,581)(A)       11,255
  Prepaid expenses and other
     assets..........................      3,438         788            --            4,226
                                       ---------    --------    ----------       ----------
     Total current assets............    437,475      35,914        (2,581)         470,808
  Property and equipment, net........      6,696       2,849            --            9,545
  Goodwill and purchased
     intangibles.....................    439,375      99,267     2,574,943(B)     3,113,615
  Other assets.......................        320         322                            642
                                       ---------    --------    ----------       ----------
                                       $ 883,866    $138,352    $2,572,392       $3,594,610
                                       =========    ========    ==========       ==========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable...  $     458    $    202    $       --       $      660
  Trade accounts payable.............        948         554            --            1,502
  Accrued liabilities................     19,308       4,112        30,000(C)        53,420
  Deferred revenue...................      3,617       4,086        (2,581)(A)        5,122
                                       ---------    --------    ----------       ----------
     Total current liabilities.......     24,331       8,954        27,419           60,704
                                       ---------    --------    ----------       ----------
  Deferred rent......................         --         101            --              101
  Long term obligations, net of
     current portion.................        790         287            --            1,077
STOCKHOLDERS' EQUITY:
Convertible preferred stock..........         --      50,292       (50,292)(C)           --
Common stock.........................          5     185,079      (185,079)(C)            5
Accumulated and other comprehensive
  income.............................          4          --            --                4
Deferred compensation................     (2,125)    (71,300)       71,300(C)        (2,125)
Additional paid-in capital...........    965,197          --     2,700,112(C)     3,665,309
Warrants.............................        143          --            --              143
Notes receivable.....................     (1,640)     (1,129)           --           (2,769)
Accumulated deficit..................   (102,839)    (33,932)        8,932(C)      (127,839)
                                       ---------    --------    ----------       ----------
     Total stockholders' equity......    858,745     129,010     2,595,265        3,532,728
                                       ---------    --------    ----------       ----------
                                       $ 883,866    $138,352    $2,572,392       $3,594,610
                                       =========    ========    ==========       ==========

                                E.PIPHANY, INC.

        PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                     E.PIPHANY,
                                                             PRO FORMA     E.PIPHANY AND               PRO FORMA     RIGHTPOINT,
                                   E.PIPHANY   RIGHTPOINT   ADJUSTMENTS     RIGHTPOINT      OCTANE    ADJUSTMENTS    AND OCTANE
                                   ---------   ----------   -----------    -------------   --------   -----------    -----------
Revenues:
  Product license................  $ 10,161     $  3,207     $      --       $  13,368     $    647    $      --     $    14,015
  Services.......................     9,021        1,501            --          10,522        2,835           --          13,357
                                   --------     --------     ---------       ---------     --------    ---------     -----------
         Total revenues..........    19,182        4,708            --          23,890        3,482           --          27,372
                                   --------     --------     ---------       ---------     --------    ---------     -----------
Cost of revenues:
  Product license................       158           13            --             171           --           --             171
  Services.......................     9,191        1,689            --          10,880        1,663           --          12,543
                                   --------     --------     ---------       ---------     --------    ---------     -----------
         Total cost of
           revenues..............     9,349        1,702            --          11,051        1,663           --          12,714
                                   --------     --------     ---------       ---------     --------    ---------     -----------
    Gross profit.................     9,833        3,006            --          12,839        1,819           --          14,658
                                   --------     --------     ---------       ---------     --------    ---------     -----------
Operating expenses:
  Research and development.......     7,074        3,622            --          10,696        4,528           --          15,224
  Sales and marketing............    18,727        5,985            --          24,712        6,794           --          31,506
  General and administrative.....     4,576        6,141            --          10,717        3,794           --          14,511
  Amortization of goodwill and
    purchased intangibles........        --           --       159,773(D)      159,773           --      891,413(D)    1,051,186
  Stock-based compensation.......     2,929        1,382        (1,382)(E)       2,929        1,219       (1,219)(E)       2,929
                                   --------     --------     ---------       ---------     --------    ---------     -----------
         Total operating
           expenses..............    33,306       17,130       158,391         208,827       16,335      890,194       1,115,356
                                   --------     --------     ---------       ---------     --------    ---------     -----------
    Operating loss...............   (23,473)     (14,124)     (158,391)       (195,988)     (14,516)    (890,194)     (1,100,698)
Other income, net................     1,083          257            --           1,340          134           --           1,474
                                   --------     --------     ---------       ---------     --------    ---------     -----------
         Net loss................   (22,390)     (13,867)     (158,391)       (194,648)     (14,382)    (890,194)     (1,099,224)
Accretion and deemed dividend on
  preferred stock................        --           --            --              --       (2,509)       2,509(F)           --
                                   --------     --------     ---------       ---------     --------    ---------     -----------
         Net loss attributable to
           common stockholders...  $(22,390)    $(13,867)    $(158,391)      $(194,648)    $(16,891)   $(887,685)    $(1,099,224)
                                   ========     ========     =========       =========     ========    =========     ===========
         Basic and diluted net
           loss per share........  $  (2.19)    $ (12.85)                    $  (18.76)    $  (4.49)                 $    (89.17)
                                   ========     ========                     =========     ========                  ===========
         Shares used in computing
           basic and diluted net
           loss per share........    10,247        1,079                        10,375        3,760                       12,327
                                   ========     ========                     =========     ========                  ===========
         Pro forma basic and
           diluted net loss per
           share(1)..............  $  (1.23)    $  (0.70)                    $   (9.46)    $  (1.71)                 $    (42.04)
                                   ========     ========                     =========     ========                  ===========
         Shares used in computing
           pro forma basic and
           diluted net loss per
           share(1)..............    18,201       19,922                        20,568        9,849                       26,146
                                   ========     ========                     =========     ========                  ===========

                                E.PIPHANY, INC.

        PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA      E.PIPHANY AND
                                                              E.PIPHANY    OCTANE    ADJUSTMENTS        OCTANE
                                                              ---------   --------   -----------     -------------
Revenues:
  Product license...........................................  $  8,268    $  1,880    $      --        $  10,148
  Services..................................................     6,147       1,622           --            7,769
                                                              --------    --------    ---------        ---------
         Total revenues.....................................    14,415       3,502           --           17,917
                                                              --------    --------    ---------        ---------
Cost of revenues:
  Product license...........................................       109          --           --              109
  Services..................................................     6,020       1,531           --            7,551
                                                              --------    --------    ---------        ---------
         Total cost of revenues.............................     6,129       1,531           --            7,660
                                                              --------    --------    ---------        ---------
    Gross profit............................................     8,286       1,971           --           10,257
                                                              --------    --------    ---------        ---------
Operating expenses:
  Research and development..................................     3,758       2,431           --            6,189
  Sales and marketing.......................................    11,212       5,353           --           16,565
  General and administrative................................     2,257       2,387           --            4,644
  In-process research and development charge................    22,000          --      (22,000)(G)           --
  Amortization of goodwill and purchased intangibles........    39,943       1,587      221,266(H)       262,796
  Stock-based compensation..................................       477       4,433       (4,433)(I)          477
                                                              --------    --------    ---------        ---------
         Total operating expenses...........................    79,647      16,191      194,833          290,671
                                                              --------    --------    ---------        ---------
    Operating loss..........................................   (71,361)    (14,220)    (194,833)        (280,414)
Other income, net...........................................     4,393         246           --            4,639
                                                              --------    --------    ---------        ---------
         Net loss...........................................   (66,968)    (13,974)    (194,833)        (275,775)
Accretion and deemed dividend on preferred stock............        --      (1,677)       1,677(J)            --
                                                              --------    --------    ---------        ---------
         Net loss attributable to common stockholders.......  $ 66,968    $ 15,651    $(193,156)       $(275,775)
                                                              ========    ========    =========        =========
         Basic and diluted per share........................  $  (2.35)   $  (2.76)                    $   (8.79)
                                                              ========    ========                     =========
         Shares used in computing basic and diluted net loss
           per share........................................    28,452       5,676                        31,392
                                                              ========    ========                     =========
         Pro forma basic and diluted net loss per share.....  $  (2.35)   $  (0.89)                    $   (7.35)
                                                              ========    ========                     =========
         Shares used in computing pro forma basic and
           diluted net loss per share.......................    28,452      17,510                        37,520
                                                              ========    ========                     =========

                                  NOTES TO THE
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The total purchase price of the RightPoint acquisition has been allocated to acquired assets based on estimates of their fair values. The purchase price of approximately $496.8 million has been assigned to the intangible assets acquired and liabilities assumed as follows (in thousands):

Current and other assets....................................  $  3,076
Property, plant and equipment...............................       817
Notes receivable from stockholders..........................     1,185
Acquired in-process research and development................    22,000
Assembled work force and customer list......................     4,100
Developed technology........................................    35,000
Goodwill....................................................   440,218
                                                              --------
                                                               506,396
Less: liabilities assumed...................................    (9,633)
                                                              --------
                                                              $496,763
                                                              ========

     E.piphany allocated approximately $22.0 million of the purchase price to RightPoint's in-process research and development, which was expensed upon consummation of the merger as it has not reached technological feasibility and, in the opinion of management, has no alternative future use. This amount has not been reflected in the accompanying pro forma statements of operations as it is a nonrecurring charge.

     The total purchase price of the Octane acquisition has been allocated to acquired assets based on estimates of their fair values. The purchase price of approximately $2.7 billion has been assigned to the assets acquired as follows (in thousands):

Current assets..............................................  $   35,914
Property, plant and equipment...............................       2,849
Notes receivable from stockholders..........................       1,129
Other assets................................................         322
Acquired in-process research and development................      25,000
Assembled work force and customer list......................      59,000
Developed technology........................................      55,000
Goodwill....................................................   2,560,240
                                                              ----------
                                                               2,739,454
Less: liabilities assumed...................................      (9,342)
                                                              ----------
                                                              $2,730,112
                                                              ==========

     E.piphany expects to allocate approximately $25.0 million of the purchase price to Octane's in-process research and development, which will be expensed upon consummation of the merger as it has not reached technological feasibility and, in the opinion of management, has no alternative future use. The estimated amount is subject to adjustment based upon completion of third party appraisals. This amount has not been reflected in the accompanying pro forma statements of operations as it is a nonrecurring charge, but has been reflected as an adjustment to accumulated deficit in the accompanying pro forma balance sheet.

     The adjustments to the unaudited pro forma combined condensed balance sheet as of March 31, 2000 are as follows:

     (A) To offset the Octane deferred revenue and related uncollected receivable as of March 31, 2000.

      (B) To reflect Goodwill and other intangibles of approximately $2.7 billion resulting from the acquisition of Octane.

      (C) To reflect the purchase price paid for Octane as follows: issuance of approximately 11,755,138 shares of our common stock and the assumption of options and warrants to purchase approximately 1,038,372 shares of our common stock, valued at approximately $2.7 billion and acquisition-related expenses of approximately $30.0 million. The valuation of the E.piphany common stock is based on its weighted average closing price three days prior to and three days following the announcement of the acquisition. The valuation of options and warrants to purchase E.piphany common stock is based upon the Black-Scholes valuation model.

     The adjustments to the pro forma combined condensed statements of operations for the year ended December 31, 1999 assume the acquisitions occurred on January 1, 1999 and are as follows:

      (D) To reflect the amortization of approximately $1.1 billion of estimated goodwill and other intangibles resulting from the RightPoint and Octane acquisitions. The intangible assets will be amortized over three years.

      (E) To remove the effect of the amortization of stock-based compensation taken by Octane.

      (F) To remove the effect of the accretion and deemed dividend on preferred stock assuming conversion occurred on January 1, 1999.

     The adjustments to the pro forma combined statements of operations for the three months ended March 31, 2000 assume the Octane acquisition occurred on January 1, 2000 and are as follows:

      (G) To remove the effect of the in-process research and development charge taken by E.piphany as a result of the RightPoint acquisition.

      (H) To reflect the amortization of approximately $222.9 million of estimated goodwill and other intangibles resulting from the Octane acquisition. The intangible assets will be amortized over three years.

      (I) To remove the effect of the amortization of stock-based compensation taken by Octane.

      (J) To remove the effect of the accretion and deemed dividend on preferred stock assuming conversion occurred on January 1, 2000.

                                E.PIPHANY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
E.PIPHANY FINANCIAL STATEMENTS
Report of Independent Public Accountants....................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statement of Stockholders' Equity and Comprehensive Loss....   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

E.PIPHANY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS
Unaudited Condensed Consolidated Balance Sheet as of March
  31, 2000..................................................  F-22
Unaudited Condensed Consolidated Statements of Operations
  for the three months ended March 31, 2000 and 1999........  F-23
Unaudited Condensed Consolidated Statements of Cash Flows
  for the three months ended March 31, 2000 and 1999........  F-24
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-25

RIGHTPOINT SOFTWARE, INC.
Report of Independent Auditors..............................  F-29
Consolidated Balance Sheets.................................  F-30
Consolidated Statements of Operations and Comprehensive
  Loss......................................................  F-31
Consolidated Statements of Stockholders' Equity.............  F-32
Consolidated Statements of Cash Flows.......................  F-33
Notes to Consolidated Financial Statements..................  F-34

OCTANE SOFTWARE, INC.
Independent Auditors' Report................................  F-45
Consolidated Balance Sheets.................................  F-46
Consolidated Statements of Operations.......................  F-47
Consolidated Statements of Shareholders' Equity
  (Deficiency)..............................................  F-48
Consolidated Statements of Cash Flows.......................  F-49
Notes to Consolidated Financial Statements..................  F-50

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To E.piphany, Inc.:

     We have audited the accompanying balance sheets of E.piphany, Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of E.piphany's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.piphany, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

San Jose, California
January 7, 2000

                                E.PIPHANY, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $ 13,595    $ 58,084
  Short-term investments....................................        --      22,926
  Accounts receivable, net of allowance for doubtful
     accounts of $30 and $300, respectively.................     1,243       5,502
  Prepaid expenses and other current assets.................       354       2,959
                                                              --------    --------
          Total current assets..............................    15,192      89,471
Property and equipment, net.................................     1,172       3,932
Other assets................................................        --         183
                                                              --------    --------
                                                              $ 16,364    $ 93,586
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations..............  $     --    $    237
  Current portion of notes payable..........................       167         894
  Accounts payable..........................................     1,015         650
  Accrued liabilities.......................................     1,028       5,696
  Deferred revenue..........................................       381       3,643
                                                              --------    --------
          Total current liabilities.........................     2,591      11,120
  Capital lease obligations, net of current portion.........        --         399
  Notes payable, net of current portion.....................       333       7,425
                                                              --------    --------
          Total liabilities.................................     2,924      18,944
                                                              --------    --------
Commitments (Note 4)
Stockholders' equity:
  Series A - D convertible preferred stock, $0.0001 par
     value;
     Authorized -- 12,703 shares in 1998 and 0 shares in
      1999
     Outstanding -- 10,623 shares in 1998 and 0 in 1999.....         3          --
  Convertible preferred stock, $0.0001 par value;
     Authorized -- 5,000 in 1999
     Outstanding -- none....................................        --          --
  Common stock, $0.0001 par value;
     Authorized -- 100,000 in 1999
     Outstanding -- 8,913 shares in 1998 and 27,049 shares
      in 1999...............................................         2           5
  Additional paid-in capital................................    30,030     113,636
  Warrants..................................................        --         143
  Note receivable...........................................      (640)       (640)
  Accumulated and other comprehensive income (loss).........        --         (31)
  Deferred compensation.....................................    (2,476)     (2,602)
  Accumulated deficit.......................................   (13,479)    (35,869)
                                                              --------    --------
          Total stockholders' equity........................    13,440      74,642
                                                              --------    --------
                                                              $ 16,364    $ 93,586
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             YEARS ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1997        1998        1999
                                                          -------    --------    --------
Revenues:
  Product license.......................................  $    --    $  2,216    $ 10,161
  Services..............................................       --       1,161       9,021
                                                          -------    --------    --------
                                                               --       3,377      19,182
                                                          -------    --------    --------
Cost of revenues:
  Product license.......................................       --           4         158
  Services..............................................       --       1,396       9,191
                                                          -------    --------    --------
                                                               --       1,400       9,349
                                                          -------    --------    --------
     Gross profit.......................................       --       1,977       9,833
                                                          -------    --------    --------
Operating expenses:
  Research and development..............................    1,646       3,769       7,074
  Sales and marketing...................................    1,200       6,519      18,727
  General and administrative............................      373       1,503       4,576
  Stock-based compensation..............................        1         799       2,929
                                                          -------    --------    --------
          Total operating expenses......................    3,220      12,590      33,306
                                                          -------    --------    --------
     Loss from operations...............................   (3,220)    (10,613)    (23,473)
                                                          -------    --------    --------
Other income (expense):
  Interest income.......................................       71         333       1,722
  Interest expense......................................       --         (48)       (639)
  Other.................................................       --          (2)         --
                                                          -------    --------    --------
          Total other income............................       71         283       1,083
                                                          -------    --------    --------
     Net loss...........................................  $(3,149)   $(10,330)   $(22,390)
                                                          =======    ========    ========
Basic and diluted net loss per share....................  $ (2.90)   $  (4.49)   $  (2.19)
                                                          =======    ========    ========
Shares used in computing basic and diluted net loss per
  share.................................................    1,087       2,299      10,247
                                                          =======    ========    ========
Pro forma basic and diluted net loss per share
  (unaudited)...........................................             $  (1.07)   $  (1.23)
                                                                     ========    ========
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)............................                9,694      18,201
                                                                     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

           STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                 (IN THOUSANDS)

                                      CONVERTIBLE          COMMON                                              ACCUMULATED
                                    PREFERRED STOCK         STOCK        ADDITIONAL                             AND OTHER
                                    ----------------   ---------------    PAID-IN                   NOTE      COMPREHENSIVE
                                    SHARES    AMOUNT   SHARES   AMOUNT    CAPITAL     WARRANTS   RECEIVABLE   INCOME (LOSS)
                                    -------   ------   ------   ------   ----------   --------   ----------   -------------
  Issuance of common stock........       --     --      5,600    $ 1      $      2     $  --       $  --          $ --
  Exercise of common stock
    options.......................       --     --          8     --             1        --          --            --
  Issuance of common stock in
    exchange for services.........       --     --         11     --             1        --          --            --
  Issuance of Series A preferred
    stock, net....................    3,228      1         --     --         3,611        --          --            --
  Comprehensive loss:
    Net loss......................       --     --         --     --            --        --          --            --
                                    -------    ---     ------    ---      --------     -----       -----          ----
        Total comprehensive
          loss....................
Balance, December 31, 1997........    3,228      1      5,619      1         3,615        --          --            --
  Issuance of Series B preferred
    stock, net....................    3,229      1         --     --         8,019        --          --            --
  Sale of common stock to Series B
    investors.....................       --     --        250     --            62        --          --            --
  Issuance of common stock to
    officer.......................       --     --      1,600     --           640        --        (640)           --
  Issuance of common stock in
    exchange for services.........       --     --         60     --            36        --          --            --
  Issuance of Series C preferred
    stock, net....................    4,160      1         --     --        13,992        --          --            --
  Exercise of common stock
    options.......................       --     --      1,540      1           488        --          --            --
  Repurchase of stock.............       --     --       (156)    --           (70)       --          --            --
  Issuance of Series C preferred
    stock in exchange for
    services......................        6     --         --     --            20        --          --            --
  Stock-based compensation........       --     --         --     --            11        --          --            --
  Deferred stock compensation.....       --     --         --     --         3,217        --          --            --
  Amortization of deferred stock
    compensation..................       --     --         --     --            --        --          --            --
  Comprehensive loss:
    Net loss......................       --     --         --     --            --        --          --            --
                                    -------    ---     ------    ---      --------     -----       -----          ----
        Total comprehensive
          loss....................
Balance, December 31, 1998........   10,623      3      8,913      2        30,030        --        (640)           --
  Exercise of common stock
    options.......................       --     --      1,522     --         2,579        --          --            --
  Issuance of stock options in
    exchange for services.........       --     --         --     --           388        --          --            --
  Issuance of Series D preferred
    stock, net....................      937     --         --     --         5,970        --          --            --
  Issuance of warrants............       --     --         --     --            --       532          --            --
  Repurchase of stock.............       --     --       (172)    --           (10)       --          --            --
  Issuance of stock related to
    leases and debt financing.....       --     --          6     --           100        --          --            --
  Issuance of common stock in
    initial public offering,
    net...........................       --     --      4,773     --        69,598        --          --            --
  Conversion of preferred stock...  (11,560)    (3)    11,560      3            --        --          --            --
  Exercise of warrants............       --     --        447     --         2,315      (389)         --            --
  Acceleration of common stock
    option vesting................       --     --         --     --            47        --          --            --
  Deferred stock compensation.....       --     --         --     --         2,619        --          --            --
  Amortization of deferred stock
    compensation..................       --     --         --     --            --        --          --            --
  Comprehensive loss:
    Unrealized loss on
      investments.................       --     --         --     --            --        --          --           (31)
    Net loss......................       --     --         --     --            --        --          --            --
                                    -------    ---     ------    ---      --------     -----       -----          ----
        Total comprehensive
          loss....................
Balance, December 31, 1999........       --    $--     27,049    $ 5      $113,636     $ 143       $(640)         $(31)
                                    =======    ===     ======    ===      ========     =====       =====          ====


                                                                     TOTAL
                                      DEFERRED     ACCUMULATED   STOCKHOLDERS'   COMPREHENSIVE
                                    COMPENSATION     DEFICIT        EQUITY           LOSS
                                    ------------   -----------   -------------   -------------
  Issuance of common stock........    $    --       $     --       $      3
  Exercise of common stock
    options.......................         --             --              1
  Issuance of common stock in
    exchange for services.........         --             --              1
  Issuance of Series A preferred
    stock, net....................         --             --          3,612
  Comprehensive loss:
    Net loss......................         --         (3,149)        (3,149)       $ (3,149)
                                      -------       --------       --------        --------
        Total comprehensive
          loss....................                                                 $ (3,149)
                                                                                   ========
Balance, December 31, 1997........         --         (3,149)           468
  Issuance of Series B preferred
    stock, net....................         --             --          8,020
  Sale of common stock to Series B
    investors.....................         --             --             62
  Issuance of common stock to
    officer.......................         --             --             --
  Issuance of common stock in
    exchange for services.........         --             --             36
  Issuance of Series C preferred
    stock, net....................         --             --         13,993
  Exercise of common stock
    options.......................         --             --            489
  Repurchase of stock.............         --             --            (70)
  Issuance of Series C preferred
    stock in exchange for
    services......................         --             --             20
  Stock-based compensation........         --             --             11
  Deferred stock compensation.....     (3,217)            --             --
  Amortization of deferred stock
    compensation..................        741             --            741
  Comprehensive loss:
    Net loss......................         --        (10,330)       (10,330)       $(10,330)
                                      -------       --------       --------        --------
        Total comprehensive
          loss....................                                                 $(10,330)
                                                                                   ========
Balance, December 31, 1998........     (2,476)       (13,479)        13,440
  Exercise of common stock
    options.......................         --             --          2,579
  Issuance of stock options in
    exchange for services.........         --             --            388
  Issuance of Series D preferred
    stock, net....................         --             --          5,970
  Issuance of warrants............         --             --            532
  Repurchase of stock.............         --             --            (10)
  Issuance of stock related to
    leases and debt financing.....         --             --            100
  Issuance of common stock in
    initial public offering,
    net...........................         --             --         69,598
  Conversion of preferred stock...         --             --             --
  Exercise of warrants............         --             --          1,926
  Acceleration of common stock
    option vesting................         --             --             47
  Deferred stock compensation.....     (2,619)            --             --
  Amortization of deferred stock
    compensation..................      2,493             --          2,493
  Comprehensive loss:
    Unrealized loss on
      investments.................         --             --            (31)       $    (31)
    Net loss......................         --        (22,390)       (22,390)        (22,390)
                                      -------       --------       --------        --------
        Total comprehensive
          loss....................                                                 $(22,421)
                                                                                   ========
Balance, December 31, 1999........    $(2,602)      $(35,869)      $ 74,642
                                      =======       ========       ========

   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             YEARS ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1997        1998        1999
                                                          -------    --------    --------
Cash flows from operating activities:
Net loss................................................  $(3,149)   $(10,330)   $(22,390)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation.......................................       47         269         908
     Allowance for doubtful accounts....................       --          30         270
     Loss on sale of property and equipment.............        9          --          --
     Noncash compensation expense.......................        1         799       2,929
     Noncash interest expense...........................       --          --          86
     Changes in operating assets and liabilities:
       Accounts receivable..............................      (16)     (1,257)     (4,529)
       Prepaid expenses and other assets................      (79)       (275)     (2,628)
       Accounts payable.................................      117         898        (365)
       Accrued liabilities..............................      140         888       4,668
       Deferred revenue.................................       76         305       3,262
                                                          -------    --------    --------
          Net cash used in operating activities.........   (2,854)     (8,673)    (17,789)
                                                          -------    --------    --------
Cash flows from investing activities:
  Purchase of property and equipment....................     (408)     (1,104)     (2,952)
  Proceeds from the sale of property and equipment......       15          --          --
  Purchases of short-term investments...................       --          --     (22,957)
                                                          -------    --------    --------
          Net cash used in investing activities.........     (393)     (1,104)    (25,909)
                                                          -------    --------    --------
Cash flows from financing activities:
  Borrowings............................................       --         500       8,000
  Repayments on line of credit..........................       --          --        (181)
  Principal payments on capital lease obligations.......       --          --         (81)
  Proceeds from initial public offering of common stock,
     net................................................       --          --      69,598
  Proceeds from exercise of warrant.....................       --          --       2,250
  Net proceeds from issuance of convertible preferred
     stock..............................................    3,612      22,033       5,970
  Issuance of common stock..............................        4         470       2,631
                                                          -------    --------    --------
          Net cash provided by financing activities.....    3,616      23,003      88,187
                                                          -------    --------    --------
Net increase in cash and cash equivalents...............      369      13,226      44,489
Cash and cash equivalents at beginning of period........       --         369      13,595
                                                          -------    --------    --------
Cash and cash equivalents at end of period..............  $   369    $ 13,595    $ 58,084
                                                          =======    ========    ========
Supplemental cash flow information:
  Cash paid for interest................................  $    --    $     48    $    487
                                                          =======    ========    ========
Non-cash transactions:
  Loan to officer to purchase stock.....................  $    --    $    640    $     --
                                                          =======    ========    ========
  Equipment acquired under capital lease................  $    --    $     --    $    716
                                                          =======    ========    ========

   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1. ORGANIZATION AND OPERATIONS

     E.piphany, Inc. ("E.piphany" or the "Company"), formerly Epiphany Marketing Software, Inc., was incorporated in Delaware in November 1996, and develops and markets software that companies can use to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. In 1997, E.piphany was in the development stage and was primarily engaged in obtaining equity financing and performing research and development activities. Although E.piphany began actively selling its products in 1998 and no longer considers itself to be in the development stage, it has not operated profitably to date and there are no assurances that it will operate profitably in the future.

     E.piphany has incurred net operating losses since inception and, as of December 31, 1999, had an accumulated deficit of $35.9 million. E.piphany is subject to various risks associated with companies in a comparable stage of development, including having a limited operating history; competition from substitute products and larger competitors; dependence on a limited number of customers; dependence on key individuals; and the ability to obtain adequate financing to support its growth.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

     For purposes of the statements of cash flows, E.piphany considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist of amounts on deposit at a commercial bank and investments in commercial paper and other securities.

Concentration of Credit Risk and Significant Customers

     E.piphany provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, to date, have not been material.

                                E.PIPHANY, INC.

     Sales to significant customers as a percentage of total revenues were as follows:

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                             --------------------
                                             1997    1998    1999
                                             ----    ----    ----
Customer A.................................   --      30%     --
Customer B.................................   --      17%     --
Customer C.................................   --      16%     --
Customer D.................................   --      11%     --
Customer E.................................   --      11%     --
Customer F.................................   --      --      11%

     In September 1998, the President and Chief Executive Officer of E.piphany was elected to the board of directors of Customer D. E.piphany recognized $357,000 and $273,000 in revenue from this customer in 1998 and 1999, respectively, and had $146,000 and $118,000 in accounts receivable due from Customer D at December 31, 1998 and 1999, respectively. The majority of the agreements relating to this revenue were entered into before the chief executive officer was employed by E.piphany or elected to Customer D's board of directors.

     The President and Chief Executive Officer of E.piphany is a member of the board of directors of an additional customer. E.piphany recognized a total of $296,000 in revenue from this customer in 1999, and had a total of $280,000 in accounts receivable at December 31, 1999 from this customer. An outside director of E.piphany is also a member of the board of directors of this customer.

     An outside director of E.piphany is a member of the board of directors of two additional customers. E.piphany recognized $233,000 and $704,000 in revenue from these customers in 1998 and 1999, and had a total of $57,000 and $112,000 in accounts receivable as of December 31, 1998 and 1999, respectively. The first agreement with one of these customers was entered into before the outside director was elected to E.piphany's board of directors.

Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to five years. Depreciation expense is included in operating expenses.

     Property and equipment consists of the following (in thousands):

                                                         DECEMBER 31,
                                                       -----------------
                                                        1998      1999
                                                       ------    -------
Computer software and equipment......................  $1,329    $ 4,959
Furniture and fixtures...............................     159        197
                                                       ------    -------
                                                        1,488      5,156
Less: Accumulated depreciation.......................    (316)    (1,224)
                                                       ------    -------
                                                       $1,172    $ 3,932
                                                       ======    =======

     Included in property and equipment are assets acquired under capital leases with original cost of approximately $715,000 as of December 31, 1999. Accumulated amortization on the leased assets is approximately $106,000 as of December 31, 1999.

                                E.PIPHANY, INC.

     Future minimum lease payments on capital leases are as follows at December 31, 1999 (in thousands):

                 YEARS ENDING DECEMBER 31,
                 -------------------------
2000........................................................  $ 272
2001........................................................    233
2002........................................................    149
2003........................................................     24
                                                              -----
Total minimum lease payments................................    678
Less: Imputed interest (10.0%)..............................    (42)
                                                              -----
Present value of payments under capital leases..............    636
Less: Current portion.......................................   (237)
                                                              -----
Long-term capital lease obligations.........................  $ 399
                                                              =====

Software Development Costs

     Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. E.piphany defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Accrued Liabilities

     Accrued liabilities consist of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------
                                                         1998      1999
                                                        ------    ------
Accrued professional services.........................  $  158    $  603
Accrued sales tax.....................................      93        20
Accrued payroll.......................................     249        --
Accrued vacation......................................     153       739
Accrued commissions and bonus.........................     212     1,877
Accrued marketing expenses............................      --       660
Accrued ESPP..........................................      --       888
Accrued other.........................................     163       909
                                                        ------    ------
                                                        $1,028    $5,696
                                                        ======    ======

Stock-Based Compensation

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees" to account for stock-based compensation arrangements. Companies that elect

                                E.PIPHANY, INC.

to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. E.piphany has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and accordingly, has included in Note 6 the pro forma disclosures required under SFAS No. 123.

Revenue Recognition

     E.piphany generates several types of revenue including the following:

     License Fees. E.piphany's standard end user license agreement for E.piphany's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. E.piphany also enters into other license agreement types, which allow for the use of E.piphany's products, usually restricted by the number of employees, the number of users, or the license term. Fees from licenses are recognized as revenue upon contract execution, provided all shipment obligations have been met, fees are fixed or determinable, collection is probable, and vendor specific objective evidence exists to allocate the total fee between all elements of the arrangement. Fees from license agreements which include the right to receive unspecified future products are recognized over the term of the arrangement or, if not specified, the estimated economic life of the product.

     When licenses are sold together with consulting and implementation services, license fees are recognized upon shipment, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the services do not include significant alterations to the features and functionality of the software. To date, services have been essential to the functionality of the software products for substantially all license agreements entered into which included implementation services. For these arrangements and other arrangements which don't meet the above criteria, both the product license revenues and services revenues are recognized in accordance with the provisions of Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." When reliable estimates are available for the costs and efforts necessary to complete the implementation services, the Company accounts for the arrangements under the percentage completion contract method pursuant to SOP 81-1. When such estimates are not available, the completed contract method is utilized. License revenue recognized pursuant to SOP 81-1 comprised 76% and 66% of total product revenue for the years ended December 31, 1998 and 1999, respectively.

     E.piphany provides for sales returns based on historical rates of return which, to date, have not been material.

     Maintenance Agreements. Maintenance agreements generally call for E.piphany to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the maintenance agreement and is included in services revenue in the accompanying statements of operations.

     Consulting, Implementation and Training Services. E.piphany provides consulting, implementation and training services to its customers. Revenue from such services, when not sold in conjunction with product licenses, is generally recognized as the services are performed.

     As of December 31, 1999, $545,000 of accounts receivable was unbilled due to services performed in advance of billings.

                                E.PIPHANY, INC.

Advertising Costs

     The Company expenses all advertising costs as incurred. The Company does not incur any direct-response advertising costs.

Comprehensive Income (Loss)

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which E.piphany adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income and all other non-owner changes in equity. For each of the three years ended December 31, 1999, E.piphany's comprehensive income did not differ materially from reported net loss.

Computation of Basic and Diluted Net Loss Per Share and Pro Forma Basic and Diluted Net Loss Per Share

     Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per common share, as presented in the statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance (in thousands, except per share amounts).

                                E.PIPHANY, INC.

                                             YEARS ENDED DECEMBER 31,
                                          -------------------------------
                                           1997        1998        1999
                                          -------    --------    --------
Net loss................................  $(3,149)   $(10,330)   $(22,390)
                                          =======    ========    ========
Basic and diluted:
  Weighted average shares of common
     stock outstanding..................    5,486       7,235      14,216
Less: Weighted average shares subject to
  repurchase............................   (4,399)     (4,936)     (3,969)
                                          -------    --------    --------
Weighted average shares used in
  computing basic and diluted net loss
  per common share......................    1,087       2,299      10,247
                                          =======    ========    ========
  Basic and diluted net loss per common
     share..............................  $ (2.90)   $  (4.49)   $  (2.19)
                                          =======    ========    ========
  Net loss..............................             $(10,330)   $(22,390)
                                                     ========    ========
Shares used above.......................                2,299      10,247
Pro forma adjustment to reflect weighted
  effect of assumed conversion of
  convertible preferred stock
  (unaudited)...........................                7,395       7,954
                                                     --------    --------
Shares used in computing pro forma basic
  and diluted net loss per common share
  (unaudited)...........................                9,694      18,201
                                                     --------    --------
Pro forma basic and diluted net loss per
  common share (unaudited)..............             $  (1.07)   $  (1.23)
                                                     ========    ========

     E.piphany has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were approximately 8,124,000, 14,952,000, and 16,256,000 for the years ended December 31, 1997, 1998 and 1999, respectively. See Note 6 for further information on these securities.

Segment Reporting

     During 1998, E.piphany adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires a new basis of determining reportable business segments (i.e., the management approach). This approach requires that business segment information used by management to assess performance and manage company resources be the source for segment information disclosure. On this basis, E.piphany is organized and operates as one business segment, the design, development, and marketing of software solutions.

     During the years ended December 31, 1997, 1998 and 1999, E.piphany did not generate significant revenues in foreign countries and did not have any material assets in foreign countries.

                                E.PIPHANY, INC.

Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for E.piphany). Management believes that this Statement will not have a material impact on the financial condition or results of the operations of E.piphany.

     In December 1998, the AICPA issued Statement of Position ("SOP") 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. E.piphany does not anticipate that this statement will have a material impact on its statement of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "SAB 101," "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB 101 as required in the first quarter of 2000. We do not expect the adoption of SAB 101 to have a material impact on our consolidated results of operations and financial position.

 3. LONG-TERM DEBT

     E.piphany had the following long-term debt arrangements as of December 31 (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
Subordinated convertible debt facility for $10.0 million.
  Expires in February 2000. Borrowings bear interest at 10%
  and are payable in equal monthly installments of interest
  only through June 2001 and equal installments of principal
  and interest from June 2001 to December 2002..............  $  --    $5,000
Non-revolving equipment line of credit with a bank for $3.0
  million. Expires in March 2000 with all payments due March
  2003. Borrowings bear interest at the bank's prime rate
  plus 0.5% (9.0% at December 31, 1999).....................     --     3,000
Non-revolving equipment line of credit with a bank for $1.25 million. Borrowings bear interest at the bank's prime rate plus 0.5% (9.0% at December 31, 1999) and are payable in
  monthly installments through September 2001...............    500       319
                                                              -----    ------
  Total borrowings outstanding..............................    500     8,319
  Less: current portion.....................................   (167)     (894)
                                                              -----    ------
          Total long-term debt..............................  $ 333    $7,425
                                                              =====    ======

                                E.PIPHANY, INC.

     All of the debt arrangements above are collateralized by substantially all of E.piphany's assets. E.piphany must comply with certain covenants under some of these arrangements including minimum deposits and liquidity ratios.

     The subordinated convertible debt facility lender had the option to convert a portion of the outstanding borrowings under the facility to 351,563 shares of E.piphany's Series C preferred stock at a price of $6.40 per share. The fair value of the warrant at the date of issuance was determined to be $391,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.6%; expected life of 0.25 years; and expected volatility of 85%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender. As of December 31, 1999, this warrant has been exercised.

     Borrowings outstanding as of December 31, 1999 are payable as follows (in thousands):

2000............................  $  894
2001............................   2,759
2002............................   4,416
2003............................     250
                                  ------
                                  $8,319
                                  ======

 4. COMMITMENTS

     E.piphany leases certain equipment and its facilities under operating lease agreements. The leases expire at various dates through 2004. Future minimum lease payments under these leases as of December 31, 1999 are as follows (in thousands):

    YEAR ENDED DECEMBER 31,
    -----------------------
2000............................  $2,303
2001............................   2,331
2002............................   1,833
2003............................   1,458
2004............................     275
                                  ------
                                  $8,200
                                  ======

     Total rent expense for the years ended December 31, 1997, 1998 and 1999, was approximately $127,000, $610,000 and $1,220,000, respectively.

 5. PREFERRED STOCK

     Since inception, E.piphany has issued 11,560,000 shares of preferred stock. These shares were converted to shares of common stock upon the closing of the Company's initial public offering (IPO). All outstanding warrants to purchase preferred stock are now exercisable for common stock. Upon the closing of the IPO, E.piphany authorized 5,000,000 shares of undesignated preferred stock for future issuance.

 6. COMMON STOCK

     During January and February 1997, E.piphany issued 5,600,000 shares of common stock, under restricted stock purchase agreements, for $0.0005 per share in exchange for cash. Pursuant to the restricted stock purchase agreements, E.piphany has the right to repurchase the common stock at the

                                E.PIPHANY, INC.

original purchase price. The repurchase right expires over a 48-month period. In July 1998, E.piphany's chief executive officer purchased 1,600,000 shares of common stock under a restricted stock purchase agreement in exchange for a promissory note (see Note 8). Pursuant to the stock purchase agreement, E.piphany has the right to repurchase the common stock at the original purchase price. The repurchase right expires over a 48-month period. As of December 31, 1999, 1,189,583 shares of common stock were subject to repurchase under these founders agreements. All exercised but unvested stock options are also subject to repurchase by E.piphany at the original purchase price. As of December 31, 1999 2,115,282 shares of common stock were subject to repurchase under these stock options agreements.

     Effective upon the closing of the IPO, the number of authorized shares of common stock was increased to 100,000,000 shares.

     As of December 31, 1999, E.piphany had reserved the following shares of authorized but unissued common stock:

Stock options outstanding under the 1997 stock option
  plan......................................................  2,945,942
Stock options outstanding under the 1999 stock option
  plan......................................................    203,797
Stock options to be granted under the 1999 stock plan.......  3,410,816
Stock reserved for issuance under the 1999 employee stock
  purchase plan.............................................  2,000,000
Warrants....................................................     31,250
                                                              ---------
          Total shares reserved.............................  8,591,805
                                                              =========

Warrants

     In May 1997, E.piphany issued a warrant to purchase 22,124 shares of Series A preferred stock at $1.13 per share in connection with obtaining a line of credit. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.4%; expected life of 4 years; and expected volatility of 85%. The value was determined to be immaterial. As of December 31, 1999, this warrant has been exercised.

     In January 1998, E.piphany issued a warrant to purchase shares of Series B preferred stock at $2.50 per share in connection with obtaining a line of credit with a bank. The number of shares is calculated based on $97,500 plus a percentage of borrowings under the revolving line of credit divided by the share price. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.6%; expected life of 3 years; and expected volatility of 85%. The value was determined to be immaterial. As of December 31, 1999, this warrant has been exercised for 75,000 shares.

     In June 1999, E.piphany issued a warrant to purchase 31,250 shares of Series C preferred stock at $3.38 per share in connection with obtaining an equipment lease line. The warrant is exercisable immediately and expires in June 2009. The fair value of the warrant at the date of issuance was determined to be $141,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.2%; expected life of 3 years; and expected volatility of 85%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender.

     Upon the closing of the Company's IPO, all warrants to purchase preferred stock converted to warrants to purchase common stock.

                                E.PIPHANY, INC.

Stock-Based Compensation

     In connection with the grant of certain stock options to employees during the years ended December 31, 1998 and 1999, the Company recorded deferred compensation of approximately $5.9 million, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price or stock sale price at the date of the option grant or stock sale. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options in a manner consistent with FASB Interpretation No. 28. Approximately $0.7 million and $2.5 million was expensed during the years ended December 31, 1998 and 1999, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

     During the years ended December 31, 1997, 1998 and 1999, E.piphany recorded stock-based compensation of $1,000, $58,000, and $435,000, respectively, related to equity instruments issued to non-employees. Stock-based compensation related to stock options to purchase common stock which are issued to non-employees is determined based upon the fair value at the date of issuance in accordance with the provisions of SFAS No. 123.

1999 Employee Stock Purchase Plan

     On June 30, 1999, the board of directors approved the adoption of E.piphany's 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 2,000,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock, as defined in the Purchase Plan. As of December 31, 1999, no shares had been purchased.

Initial Public Offering

     On September 21, 1999, E.piphany completed an IPO of 4,772,500 shares of its common stock at a price of $16.00 per share and received net proceeds of approximately $69.9 million.

Stock Split

     On June 30, 1999, E.piphany's board of directors approved a 1-for-2 reverse stock split of E.piphany's outstanding common and preferred shares which was effective upon E.piphany's IPO. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

Stock Options

     In 1997, E.piphany adopted the 1997 Stock Plan (the "1997 Plan") under which incentive stock options and nonstatutory stock options may be granted to employees and consultants of E.piphany. The exercise price for incentive stock options is at least 100% of the fair market value on the date of grant for employees owning less than 10% of the voting power of all classes of stock and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is at least 110% of the fair market value on the date of grant for employees owning more than 10% of voting power of all classes of stock and at least 85% for employees owning less than 10% of the voting power of all classes of stock. Options generally expire in 10 years. Options are immediately exercisable, but shares

                                E.PIPHANY, INC.

so purchased vest over periods determined by the board of directors, generally four years. Upon termination of employment, unvested shares may be repurchased by E.piphany for the original purchase price.

     On June 30, 1999, the board of directors approved the adoption of E.piphany's 1999 Stock Plan (the "1999 Plan"). A total of 3,500,000 shares of common stock have been reserved for issuance related to stock options under the 1999 Plan. As of December 31, 1999, 203,797 shares have been granted.

     E.piphany's board of directors determined that no further options would be granted under the 1997 Plan after the IPO. In addition to the 3,500,000 shares authorized for the 1999 Plan, the 1997 Plan options authorized but not granted as of the IPO date were made available for grant under the 1999 Plan. Accordingly as of December 31, 1999, an aggregate of 3,410,816 shares were available for future option grants under the 1999 Plan.

     E.piphany accounts for its stock option plans pursuant to APB 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense for stock option plans been determined consistent with SFAS No. 123, net losses would have increased to the following pro forma amounts (in thousands, except per share amounts):

                                             YEARS ENDED DECEMBER 31,
                                          -------------------------------
                                           1997        1998        1999
                                          -------    --------    --------
Net loss as reported....................  $(3,149)   $(10,330)   $(22,390)
Net loss pro forma......................  $(3,163)   $(10,457)   $(24,956)
Net loss per share as reported..........  $ (2.90)   $  (4.50)   $  (2.19)
Net loss per share pro forma............  $ (2.91)   $  (4.55)   $  (2.44)

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1997, 1998, and 1999:

                                           1997         1998         1999
                                         ---------    ---------    ---------
Risk-free interest rate................  5.8 - 6.9%   4.3 - 5.7%   4.5 - 6.2%
Expected life of the option............  4.5 years    4.5 years    4.5 years
Dividend yield.........................     0%           0%           0%
Volatility.............................     0%           85%          85%

                                E.PIPHANY, INC.

     The following table summarizes the stock option plan activity under the stock option plans (in thousands, except per share amounts):

                                    YEAR ENDED           YEAR ENDED           YEAR ENDED
                                 DECEMBER 31, 1997   DECEMBER 31, 1998    DECEMBER 31, 1999
                                 -----------------   ------------------   ------------------
                                          WEIGHTED             WEIGHTED             WEIGHTED
                                          AVERAGE              AVERAGE              AVERAGE
                                          EXERCISE             EXERCISE             EXERCISE
                                 SHARES    PRICE     SHARES     PRICE     SHARES     PRICE
                                 ------   --------   -------   --------   -------   --------
Outstanding at beginning of
  period.......................      --    $0.00       1,210    $0.12       1,661    $ 0.57
Granted........................   1,218    $0.12       2,560    $0.56       3,438    $13.21
Exercised......................      (8)   $0.12      (1,540)   $0.31      (1,522)   $ 1.69
Canceled.......................      --    $0.00        (569)   $0.25        (427)   $ 3.52
                                 ------              -------              -------
Outstanding at end of period...   1,210    $0.12       1,661    $0.57       3,150    $13.42
                                 ======              =======              =======
Vested and exercisable at end
  of period....................      60    $0.15         156    $0.13         231    $ 3.87
                                 ======              =======              =======
Weighted average fair value per
  share........................  $ 0.08              $  0.28              $ 13.42
                                 ======              =======              =======

                                                               OPTIONS VESTED
                                OPTIONS OUTSTANDING           AND EXERCISABLE
                          -------------------------------    ------------------
                                    WEIGHTED     WEIGHTED              WEIGHTED
                                     AVERAGE     AVERAGE               AVERAGE
   DECEMBER 31, 1999                REMAINING    EXERCISE              EXERCISE
RANGE OF EXERCISE PRICES  NUMBER      YEARS       PRICE      NUMBER     PRICE
------------------------  ------    ---------    --------    ------    --------
$  0.12 - $  0.30.....      122       7.91       $  0.18       12       $ 0.16
$  0.40 - $  0.60.....      281       8.46       $  0.51       39       $ 0.55
$  1.00 - $  2.00.....      258       8.82       $  1.12       53       $ 1.09
$  2.70 - $  4.00.....      523       9.22       $  3.10       12       $ 4.00
$  6.00 - $  6.40.....      655       9.45       $  6.11      100       $ 6.00
$ 11.00 - $ 11.00.....    1,107       9.64       $ 11.00       15       $11.00
$ 62.00 - $ 88.56.....      121       9.80       $ 73.44        0       $ 0.00
$120.00 - $178.00.....       43       9.92       $165.69        0       $ 0.00
$183.88 - $211.38.....       40       9.96       $200.39        0       $ 0.00
                          -----       ----       -------      ---       ------
$  0.12 - $211.38.....    3,150       9.31       $ 13.42      231       $ 3.87
                          =====       ====       =======      ===       ======

     During the years ended December 31, 1997 and 1998, E.piphany issued 11,250 and 60,000 shares, respectively, under the 1997 Plan for services rendered. The fair value of these shares is reflected in operating expenses in the respective years.

 7. INCOME TAXES

     E.piphany accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." A valuation allowance has been recorded for the total deferred tax assets of E.piphany as a

                                E.PIPHANY, INC.

result of uncertainties regarding the realization of the assets based on the limited operating history of E.piphany, the lack of profitability to date, and the uncertainty of future profitability. The components of net deferred tax assets are as follows (in thousands):

                                                        DECEMBER 31,
                                                     -------------------
                                                      1998        1999
                                                     -------    --------
Net operating loss carryforwards...................  $ 4,889    $ 10,511
Accruals and reserves..............................       --       1,455
Plant and equipment................................       --         150
Startup and organization costs.....................       --         166
Research and development credits...................      333         503
                                                     -------    --------
Total deferred tax assets..........................    5,222      12,785
Valuation allowance................................   (5,222)    (12,785)
                                                     -------    --------
Net deferred tax assets............................  $    --    $     --
                                                     =======    ========

     As of December 31, 1999, E.piphany had net operating loss carryforwards of approximately $27.5 million and $19.7 million for federal and state tax purposes, respectively. The federal net operating loss and other credit carryforwards expire on various dates beginning on 2012 through 2019. The state net operating loss carryforwards will expire in 2004.

     Under current tax law, net operating loss and credit carryforwards available to offset future income in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests.

     The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income rate of 34% to income (loss) before taxes as follows:

                                                YEARS ENDED DECEMBER 31,
                                                -------------------------
                                                1997      1998      1999
                                                -----    ------    ------
Federal statutory rate........................  (34.0)%   (34.0)%   (34.0)%
State taxes, net of federal benefit...........     --        --        --
Amortization of stock compensation............     --     (2.92)%   (4.45)%
Net operating loss not benefitted.............  (34.0)%  (31.08)%  (29.55)%
                                                -----    ------    ------
                                                    0%        0%        0%
                                                =====    ======    ======

8. RELATED PARTY TRANSACTIONS

     In 1998, E.piphany loaned its chief executive officer $175,000 for relocation expenses. In accordance with the loan agreement, the entire amount of the loan was forgiven on March 31, 1999. The loan was charged to compensation expense and is included in general and administrative expense in the accompanying statement of operations for the year ended December 31, 1998. The chief executive officer was also offered a loan of $250,000 per year for two years, drawable monthly. This loan bears interest at 5.6% per annum compounded monthly and is repayable by the officer's first stock sales. As of December 31, 1999, $368,000 was outstanding on this loan. As the repayment of this amount was contingent on future stock sales, this amount has been expensed as paid. Advances

                                E.PIPHANY, INC.

under the loan were charged to compensation expense in the period in which the amounts were loaned to the officer, and thus, $104,000 and $250,000 are included in general and administrative expense in the accompanying statements of operations for the years ended December 31, 1998 and 1999, respectively. This chief executive officer was also given a loan to purchase 1,600,000 shares of common stock at $0.40 per share. This loan is due on July 1, 2008 and accrues interest at 5.88% per annum.

9. 401(k) PLAN

     In January 1999, the Company adopted a 401(k) plan (the "401(k)"). Participation in the 401(k) is available to all employees. Employees are eligible to participate in the 401(k) at any time beginning with their first day of employment. Each participant may elect to contribute an amount up to 15% of his or her annual base salary plus commission and bonus, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.

10. ACQUISITIONS (UNAUDITED)

The RightPoint Acquisition

     On January 4, 2000, E.piphany acquired RightPoint Software, Inc. in a merger transaction. Under the terms of the Merger Agreement, stockholders of RightPoint exchanged approximately 0.1185 shares of E.piphany common stock for each share of RightPoint common stock they owned at the time the merger was consummated. In addition, options and warrants to acquire RightPoint common stock were converted as a result of the merger into equivalent options and warrants for E.piphany common stock, based upon the exchange ratio. E.piphany expects that the costs directly related to the Merger will be approximately $4.8 million. The total purchase price was approximately $496.8 million, of which approximately $22.0 million was allocated to in-process research and development and expensed upon closing of the acquisition as it had not reached technological feasibility and, in management's opinion, had no alternative future use. The remaining purchase price consists principally of acquired intangibles and goodwill which will be amortized over a period of 3 years.

The Octane Acquisition

     On March 15, 2000, E.piphany entered into a definitive agreement to acquire Octane Software, Inc. Octane Software is a next-generation provider of multi-channel customer interaction applications and infrastructure software for sales, service and support. Octane Software enables companies to provide real-time, interactive customer care to engage, acquire and retain customers in the new Internet economy. Under the terms of the agreement, we will issue approximately 12.8 million shares of its common stock to the stockholders of Octane Software. The acquisition is subject to customary closing conditions, including regulatory approval and the approval of E.piphany's and Octane Software's stockholders.

     E.piphany will account for the acquisition under the purchase method of accounting and E.piphany expects to allocate a portion of the purchase price to intangible assets which will be amortized ratably over their estimated useful lives. In addition, E.piphany expects to incur a write-off related to in-process research and development upon closing of the transaction.

                                E.PIPHANY, INC.

The iLeverage Acquisition

     On March 27, 2000, E.piphany entered into a definitive agreement to acquire privately held iLeverage Corporation, a start-up company that is developing marketing solutions for digital marketplaces, for 181,649 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of iLeverage stockholders.

The eClass Direct Acquisition

     On April 14, 2000, E.piphany entered into a definitive agreement to acquire privately held eClass Direct, an application service provider of permission-based e-mail marketing services, for approximately 750,000 shares of E.piphany common stock. The acquisition will be accounted for as a purchase and is subject to customary closing conditions, including the approval of eClass Direct stockholders.

11. SECONDARY OFFERING (UNAUDITED)

     In January 2000, E.piphany completed a public offering (the "Offering") of 3,700,000 shares of common stock. E.piphany sold 1,993,864 shares of common stock and the selling stockholders sold 1,706,136 shares of common stock. In addition, the underwriters exercised their option to purchase 418,500 shares, of which 104,342 were from E.piphany and 314,158 were from selling stockholders, to cover over-allotments of shares. The net proceeds from the Offering totalled $356 million.

                                E.PIPHANY, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                               MARCH 31,
                                                                 2000
                                                              -----------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 401,268
  Short-term investments....................................      23,452
  Accounts receivable, net..................................       9,317
  Prepaid expenses and other assets.........................       3,438
                                                               ---------
     Total current assets...................................     437,475
  Property and equipment, net...............................       6,696
  Goodwill and purchased intangibles........................     439,375
  Other assets..............................................         320
                                                               ---------
     Total assets...........................................   $ 883,866
                                                               =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations..............   $     458
  Trade accounts payable....................................         948
  Accrued merger costs......................................       7,795
  Accrued compensation......................................       5,102
  Accrued other.............................................       6,411
  Deferred revenue..........................................       3,617
                                                               ---------
     Total current liabilities..............................      24,331
  Capital lease obligations, net of current portion.........         790
                                                               ---------
     Total liabilities......................................      25,121
                                                               ---------
Stockholders' equity:
  Convertible preferred stock...............................          --
  Common stock..............................................           5
  Additional paid-in capital................................     965,197
  Warrants to purchase preferred stock......................         143
  Note receivable...........................................      (1,640)
  Accumulated and other comprehensive income................           4
  Deferred compensation.....................................      (2,125)
  Accumulated deficit.......................................    (102,839)
                                                               ---------
     Total stockholders' equity.............................     858,745
                                                               ---------
     Total liabilities and stockholders' equity.............   $ 883,866
                                                               =========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                E.PIPHANY, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Revenues:
  Product license...........................................  $ 1,136    $  8,268
  Services..................................................      758       6,147
                                                              -------    --------
     Total revenues.........................................    1,894      14,415
                                                              -------    --------
Cost of revenues:
  Product license...........................................        5         109
  Services..................................................      827       6,020
                                                              -------    --------
     Total cost of revenues.................................      832       6,129
                                                              -------    --------
     Gross profit...........................................    1,062       8,286
                                                              -------    --------
Operating expenses:
  Research and development..................................    1,294       3,758
  Sales and marketing.......................................    2,763      11,212
  General and administrative................................      456       2,257
  In-process research and development charge................       --      22,000
  Amortization of goodwill and purchased intangibles........       --      39,943
  Stock-based compensation..................................      603         477
                                                              -------    --------
     Total operating expenses...............................    5,116      79,647
                                                              -------    --------
     Loss from operations...................................   (4,054)    (71,361)
Other income (expense), net.................................       95       4,393
                                                              -------    --------
     Net loss...............................................  $(3,959)   $(66,968)
                                                              =======    ========
Basic and diluted net loss per share........................  $ (0.84)   $  (2.35)
                                                              =======    ========
Shares used in computing basic and diluted net loss per
  share.....................................................    4,733      28,452
                                                              =======    ========
Pro forma basic and diluted net loss per share..............  $ (0.26)   $  (2.35)
                                                              =======    ========
Shares used in computing pro forma basic and diluted net
  loss per share............................................   15,355      28,452
                                                              =======    ========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                E.PIPHANY, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(3,959)   $(66,968)
  Adjustments to reconcile net loss to net cash used for
     operating activities:
     Depreciation and amortization..........................      128         467
     Allowance for doubtful accounts........................       --         250
     Noncash compensation expense...........................      602         477
     In-process research and development charge.............       --      22,000
     Amortization of goodwill and purchased intangibles.....       --      39,943
     Changes in operating assets and liabilities, net of
      effect of RightPoint acquisition:
       Accounts receivable..................................      (49)     (2,652)
       Prepaid expenses and other assets....................       67        (416)
       Trade accounts payable...............................      (68)     (5,002)
       Accrued liabilities..................................      (10)      8,373
       Deferred revenue.....................................      134        (680)
                                                              -------    --------
          Net cash used in operating activities.............   (3,155)     (4,208)
                                                              -------    --------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (476)     (2,414)
  Cash acquired in RightPoint acquisition...................       --       1,613
  Purchases and sales of investments, net...................       --     (23,417)
                                                              -------    --------
          Net cash used in investing activities.............     (476)    (24,218)
                                                              -------    --------
Cash flows from financing activities:
  Borrowings................................................    3,000          --
  Repayments on line of credit..............................      (31)     (8,319)
  Principal payments on capital lease obligations...........       (5)        (68)
  Proceeds from secondary offering, net.....................       --     356,361
  Repurchase of common stock................................       --          (5)
  Repayments on notes receivable............................       --         185
  Repayments of short-swing profits.........................       --         193
  Proceeds from sale of common stock........................       69         337
                                                              -------    --------
          Net cash provided by financing activities.........    3,033     348,684
                                                              -------    --------
Net increase in cash and cash equivalents...................     (598)    320,258
Cash and cash equivalents at beginning of period............   13,595      81,010
                                                              -------    --------
Cash and cash equivalents at end of period..................  $12,997    $401,268
                                                              =======    ========
Non-cash transactions:
  Equipment acquired under capital lease....................  $    99    $     --
                                                              =======    ========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                E.PIPHANY, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes for the year ended December 31, 1999, included elsewhere in this proxy statement/prospectus.

     The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the three month period ended March 31, 2000. The results for the three month period ended March 31, 2000 are not necessarily indicative of the results expected for the full fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     During the three months ended March 31, 2000, E.piphany established subsidiaries primarily to extend its direct sales force into international locations. The consolidated financial statements include the accounts of E.piphany, Inc. and its wholly owned subsidiaries E.piphany (UK) Limited, RightPoint Software, Inc., RightPoint Software S.A.R.L. and RightPoint LTD. All significant intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in other income (expense) and as of March 31, 2000 these transactions have not been material.

3. COMPREHENSIVE INCOME (LOSS)

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which E.piphany adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income and all other non-owner changes in equity. For the three months ended March 31, 1999, and the three months ended March 31, 2000, E.piphany's comprehensive income (loss) did not differ materially from reported net loss.

                                E.PIPHANY, INC.

                                  (UNAUDITED)

4. COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE AND PRO FORMA BASIC AND DILUTED NET LOSS PER SHARE

     Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per common share, as presented in the statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

     The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share amounts):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1999       2000
                                                              -------   --------
Net loss....................................................  $(3,959)  $(66,968)
  Basic and diluted:
  Weighted average shares of common stock outstanding.......    8,987     31,729
Less: Weighted average shares subject to repurchase.........   (4,254)    (3,277)
                                                              -------   --------
Weighted average shares used in computing basic and diluted
  net loss per common share.................................    4,733     28,452
                                                              =======   ========
  Basic and diluted net loss per common share...............  $ (0.84)  $  (2.35)
                                                              =======   ========
  Net loss..................................................  $(3,959)  $(66,968)
                                                              =======   ========
  Shares used above.........................................    4,733     28,452
  Pro forma adjustment to reflect weighted effect of assumed
     conversion of convertible preferred stock..............   10,622         --
                                                              -------   --------
  Shares used in computing pro forma basic and diluted net
     loss per common share..................................   15,355     28,452
                                                              =======   ========
  Pro forma basic and diluted net loss per common share.....  $ (0.26)  $  (2.35)
                                                              =======   ========

     E.piphany has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of basic and diluted net loss per share were approximately 17,471,000 and 7,389,000 for the three months ended March 31, 1999 and March 31, 2000, respectively.

5. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging

                                E.PIPHANY, INC.

                                  (UNAUDITED)

relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for E.piphany). This Statement will not have a material impact on the financial condition or results of the operations of E.piphany.

     In December 1998, the AICPA issued Statement of Position ("SOP") 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 which were amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. E.piphany does not anticipate that this statement will have a material impact on its statement of operations.

6. THE RIGHTPOINT ACQUISITION

     On January 4, 2000, E.piphany acquired RightPoint Software, Inc. in a merger transaction. Under the terms of the Merger Agreement, stockholders of RightPoint exchanged approximately 0.1185 shares of E.piphany common stock for each share of RightPoint common stock they owned at the time the merger was consummated. In addition, options and warrants to acquire RightPoint common stock were converted as a result of the merger into equivalent options and warrants for E.piphany common stock, based upon the exchange ratio. The total purchase price was approximately $496.8 million, of which $22.0 million was allocated to in-process research and development and expensed upon closing of the acquisition as it has not reached technological feasibility and, in management's opinion, had no alternative future use. Purchased intangibles, representing purchase price in excess of identified tangible and intangible assets, of approximately $479.3 million were recorded and are being amortized on a straight-line basis over a useful life of three years. Accumulated amortization was approximately $39.9 million at March 31, 2000.

     The value assigned to acquired in-process research and development was determined by identifying research projects in areas for which technological feasibility has not been established. The value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the acquired in-process technology. If these projects are not successfully developed, future revenue and profitability of the Company may be adversely affected. Additionally, the value of the other purchased intangible assets may be impaired.

     In connection with the acquisition, net assets acquired were as follows (in thousands):

Cash, receivables and other current assets..................  $  3,076
Property, plant and equipment and other noncurrent assets...       817
Note receivable from stockholder............................     1,185
Purchased intangibles, including in-process technology......   501,318
Current liabilities assumed.................................    (9,633)
                                                              --------
          Net assets acquired...............................   496,763
                                                              ========

                                E.PIPHANY, INC.

                                  (UNAUDITED)

     The following table presents the unaudited pro forma results assuming that E.piphany had merged with RightPoint at the beginning of fiscal year 1999. Net income has been adjusted to exclude the write-off of acquired in-process research and development of approximately $22.0 million and includes amortization of purchase intangibles of approximately $39.9 million for both of the three months ended March 31, 1999 and 2000. This information may not necessarily be indicative of the future combined results of operations of the Company.

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
Revenues....................................................  $   3,207    $  14,415
Net loss....................................................  $ (66,521)   $ (66,968)
Basic net loss per share....................................  $  (13.69)   $   (2.35)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
RightPoint Software, Inc.:

     We have audited the accompanying consolidated balance sheets of RightPoint Software, Inc. and subsidiary (the Company) as of June 30, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RightPoint Software, Inc. and subsidiary as of June 30, 1998 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          [KPMG LLP SIGNATURE]
Mountain View, California
September 10, 1999

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   JUNE 30,
                                                              -------------------   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,002   $  4,307     $  1,463
  Short-term investments....................................        --      3,769           --
  Accounts receivable, net of allowance of $0, $15 and $150
     at June 30, 1998, 1999 and December 31, 1999,
     respectively...........................................       145        728        1,413
  Prepaid expenses and other current assets.................       163        153          199
                                                              --------   --------     --------
          Total current assets..............................     1,310      8,957        3,075
Property and equipment, net.................................       395        265          817
Other assets................................................        39          1            1
                                                              --------   --------     --------
                                                              $  1,744   $  9,223     $  3,893
                                                              ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................  $    140   $     --     $     --
  Accounts payable..........................................       395        464          450
  Accrued liabilities.......................................       201        406        5,116
  Deferred revenue..........................................        66        249          654
  Repayable grant...........................................       330        236          123
  Current portion of capital lease obligation...............       229        244          284
                                                              --------   --------     --------
          Total current liabilities.........................     1,361      1,599        6,627
Capital lease obligation, less current portion..............       318         94          396
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.01 par value; shares
     authorized, issued, and outstanding:
       Series A, 2,047 shares with liquidation preference of
        $1,822 as of June 30, 1998 and 1999 and December 31,
        1999................................................        20         20           20
       Series B, 1,482 shares with liquidation preference of
        $3,365 as of June 30, 1998 and 1999 and December 31,
        1999................................................        15         15           15
       Series C, 1,673 shares with liquidation preference of
        $7,412 as of June 30, 1998 and 1999 and December 31,
        1999................................................        17         17           17
       Series D, 2,174 shares with liquidation preference of
        $5,000 as of June 30, 1998 and 1999 and December 31,
        1999................................................        22         22           22
       Series E, 8,100 shares with liquidation preference of
        $-0- as of June 30, 1998 and $11,178 as of June 30
        and December 31, 1999, respectively.................        --         81           81
  Common stock, $0.01 par value; 25,000, 25,000 and 30,000
     shares authorized; 957, 1,108 and 6,120 shares issued
     and outstanding at June 30, 1998 and 1999 and December
     31, 1999, respectively.................................        10         11           61
  Additional paid-in capital................................    17,537     28,708       37,242
  Notes receivable from stockholders........................       (36)        --       (1,185)
  Deferred compensation.....................................        --         --       (5,842)
  Accumulated other comprehensive income....................       103         89           88
  Accumulated deficit.......................................   (17,623)   (21,433)     (33,649)
                                                              --------   --------     --------
          Total stockholders' equity (deficiency)...........        65      7,530       (3,130)
                                                              --------   --------     --------
                                                              $  1,744   $  9,223     $  3,893
                                                              ========   ========     ========

See accompanying notes to consolidated financial statements.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                    (IN THOUSANDS, EXCEPT IN PER SHARE DATA)

                                                                                       SIX MONTHS ENDED
                                                              YEAR ENDED JUNE 30,        DECEMBER 31,
                                                              --------------------    -------------------
                                                                1998        1999       1998        1999
                                                              --------    --------    -------    --------
                                                                                          (UNAUDITED)
Revenues:
  License...................................................  $   428     $ 2,819     $   860    $  1,248
  Service...................................................      378         728         175         948
                                                              -------     -------     -------    --------
    Total revenues..........................................      806       3,547       1,035       2,196
Cost of revenues:
  License...................................................       46          10          --           3
  Service...................................................       90         208          39       1,520
                                                              -------     -------     -------    --------
    Total cost of revenues..................................      136         218          39       1,523
                                                              -------     -------     -------    --------
    Gross margin............................................      670       3,329         996         673
Operating expenses:
  Research and development..................................    2,474       2,616       1,185       2,191
  Selling and marketing.....................................    3,007       3,301       1,324       4,008
  General and administrative................................    1,221       1,323         570       5,388
  Stock-based compensation..................................       --          --          --       1,382
                                                              -------     -------     -------    --------
    Total operating expenses................................    6,702       7,240       3,079      12,969
                                                              -------     -------     -------    --------
    Loss from operations....................................   (6,032)     (3,911)     (2,083)    (12,296)
Interest income.............................................      187         188          31          78
Interest expense............................................     (123)       (197)       (107)        (62)
Other income and expenses, net..............................      (60)        110          --          64
                                                              -------     -------     -------    --------
    Net loss................................................   (6,028)     (3,810)     (2,159)    (12,216)
Other comprehensive income (loss):
  Currency translation adjustment...........................       49         (14)        (40)         (1)
                                                              -------     -------     -------    --------
    Net comprehensive loss..................................  $(5,979)    $(3,823)    $(2,199)   $(12,217)
                                                              =======     =======     =======    ========
Basic and diluted net loss per share........................  $(10.48)    $ (3.83)    $ (2.30)   $  (5.81)
                                                              =======     =======     =======    ========
Weighted average shares used in computing basic and diluted
  net loss per share........................................      575         995         940       2,102
                                                              =======     =======     =======    ========
Pro forma basic and diluted net loss per share..............              $ (0.24)    $ (0.18)   $  (0.57)
                                                                          =======     =======    ========
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................               15,788      12,271      21,533
                                                                          =======     =======    ========

See accompanying notes to consolidated financial statements.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 YEARS ENDED JUNE 30, 1998 AND 1999, AND THE SIX MONTHS ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)
   (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

                                       CONVERTIBLE                                       NOTES
                                     PREFERRED STOCK    COMMON STOCK     ADDITIONAL    RECEIVABLE
                                     ---------------   ---------------    PAID-IN         FROM
                                     SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     STOCKHOLDERS
                                     ------   ------   ------   ------   ----------   ------------
Balances as of June 30, 1997.......   5,202    $ 52    1,102     $11      $12,601       $  (131)
Issuance of Series D preferred
  stock, net of issuance costs of
  $43..............................   2,174      22       --      --        4,935            --
Issuance of common stock on
  exercise of options..............      --      --       85       1           19            --
Repurchase of common stock.........      --      --     (441)     (4)         (65)           95
Issuance of common stock...........      --      --      211       2           47            --
Currency translation adjustment....      --      --       --      --           --            --
Net loss...........................      --      --       --      --           --            --
                                     ------    ----    -----     ---      -------       -------
Balances as of June 30, 1998.......   7,376    $ 74      957     $10      $17,537       $   (36)
Issuance of Series E preferred
  stock for cash and on conversion
  of debt, net of issuance costs of
  $31..............................   8,100      81       --      --       11,119            --
Issuance of common stock on
  exercise of options..............      --      --      166       1           40            --
Repurchase of common stock.........      --      --      (21)     --           (3)           --
Issuance of common stock and
  warrants in exchange for
  services.........................      --      --        6      --           15            --
Repayment of notes receivable from
  stockholders.....................      --      --       --      --           --            36
Currency translation adjustment....      --      --       --      --           --            --
Net loss...........................      --      --       --      --           --            --
                                     ------    ----    -----     ---      -------       -------
Balances as of June 30, 1999.......  15,476    $155    1,108     $11      $28,708       $    --
Issuance of common stock on
  exercise of options
  (unaudited)......................      --      --    4,997      50           85            --
Issuance of common stock to
  officers (unaudited).............      --      --       --      --        1,185        (1,185)
Issuance of common stock and
  warrants in exchange for services
  (unaudited)......................      --      --       15      --           40            --
Deferred stock compensation
  (unaudited)......................      --      --       --      --        7,224            --
Amortization of deferred stock
  compensation (unaudited).........      --      --       --      --           --            --
Currency translation adjustment
  (unaudited)......................      --      --       --      --           --            --
Net loss (unaudited)...............      --      --       --      --           --            --
                                     ------    ----    -----     ---      -------       -------
Balances as of December 31, 1999
  (unaudited)......................  15,476    $155    6,120     $61      $37,242       $(1,185)
                                     ======    ====    =====     ===      =======       =======

                                                     ACCUMULATED                      TOTAL
                                                        OTHER                     STOCKHOLDERS'
                                       DEFERRED     COMPREHENSIVE   ACCUMULATED      EQUITY
                                     COMPENSATION      INCOME         DEFICIT     (DEFICIENCY)
                                     ------------   -------------   -----------   -------------
Balances as of June 30, 1997.......         --         $    55       $(11,595)       $   993
Issuance of Series D preferred
  stock, net of issuance costs of
  $43..............................         --              --             --          4,957
Issuance of common stock on
  exercise of options..............         --              --             --             20
Repurchase of common stock.........         --              --             --             26
Issuance of common stock...........         --              --             --             49
Currency translation adjustment....         --              48             --             48
Net loss...........................         --              --         (6,028)        (6,028)
                                       -------         -------       --------        -------
Balances as of June 30, 1998.......         --         $   103       $(17,623)       $    65
Issuance of Series E preferred
  stock for cash and on conversion
  of debt, net of issuance costs of
  $31..............................         --              --             --         11,200
Issuance of common stock on
  exercise of options..............         --              --             --             41
Repurchase of common stock.........         --              --             --             (3)
Issuance of common stock and
  warrants in exchange for
  services.........................         --              --             --             15
Repayment of notes receivable from
  stockholders.....................         --              --             --             36
Currency translation adjustment....         --             (14)            --            (14)
Net loss...........................         --              --         (3,810)        (3,810)
                                       -------         -------       --------        -------
Balances as of June 30, 1999.......         --         $    89       $(21,433)       $ 7,530
Issuance of common stock on
  exercise of options
  (unaudited)......................         --              --             --            135
Issuance of common stock to
  officers (unaudited).............         --              --             --             --
Issuance of common stock and
  warrants in exchange for services
  (unaudited)......................         --              --             --             40
Deferred stock compensation
  (unaudited)......................     (7,224)             --             --             --
Amortization of deferred stock
  compensation (unaudited).........      1,382              --             --          1,382
Currency translation adjustment
  (unaudited)......................         --              (1)            --             (1)
Net loss (unaudited)...............         --              --        (12,216)       (12,216)
                                       -------         -------       --------        -------
Balances as of December 31, 1999
  (unaudited)......................    $(5,842)        $    88       $(33,649)       $(3,130)
                                       =======         =======       ========        =======

See accompanying notes to consolidated financial statements.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED        SIX MONTHS ENDED
                                                                   JUNE 30,           DECEMBER 31,
                                                               -----------------   ------------------
                                                                1998      1999      1998       1999
                                                               -------   -------   -------   --------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $(6,028)  $(3,810)  $(2,159)  $(12,216)
  Adjustment to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization.........................       257       232        91         89
      Issuance of common stock and warrants for services....        41        15        --         40
      Stock-based compensation..............................        --        --        --      1,382
      Provision for returns and doubtful accounts...........        --        15        --        135
      Loss on disposal of property and equipment............        43         6        --         --
      Proceeds from sale of short-term investments..........     1,021        --        --      3,769
      Purchases of short-term investments...................        --    (3,769)       --         --
      Changes in operating assets and liabilities:
         Accounts receivable................................       141      (599)     (329)    (3,430)
         Prepaid expenses and other assets..................        31        48        85        (46)
         Accounts payable...................................       205        69       (95)     4,652
         Accrued liabilities................................      (573)      205        59         44
         Deferred revenue...................................       (15)      183        36      3,016
                                                               -------   -------   -------   --------
           Net cash used in operating activities............    (4,877)   (7,405)   (2,312)    (2,565)
                                                               -------   -------   -------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................        --      (109)       --         --
  Proceeds from sale of property and equipment..............        --         1        --         --
  Other long-term assets....................................        31        --        32         --
                                                               -------   -------   -------   --------
           Net cash provided by (used in) investing
              activities....................................        31      (108)       32         --
                                                               -------   -------   -------   --------
Cash flows from financing activities:
  Repayment of capital lease obligation.....................      (203)     (209)      (93)      (300)
  Repayment of repayable grant..............................      (260)      (94)       26       (113)
  Proceeds from bridge loan.................................       138     1,890     1,890         --
  Repayment of bridge loan..................................       (17)       (2)       --         --
  Repayment of notes receivable from stockholders...........        29        36        36         --
  Net proceeds from issuance of common stock................        24        42        --        135
  Repurchases of common stock...............................        --        (3)      (45)        --
  Net proceeds from issuance of preferred stock.............     4,956     9,172        27         --
                                                               -------   -------   -------   --------
           Net cash provided (used in) by financing
              activities....................................     4,667    10,832     1,841       (278)
                                                               -------   -------   -------   --------
Effect of foreign currency exchange rates on cash and cash
  equivalents...............................................        31       (14)      (40)        (1)
                                                               -------   -------   -------   --------
Net increase (decrease) in cash and cash equivalents........      (148)    3,305      (479)    (2,844)
Cash and cash equivalents at beginning of period............     1,150     1,002     1,002      4,307
                                                               -------   -------   -------   --------
Cash and cash equivalents at end of period..................   $ 1,002   $ 4,307   $   523   $  1,463
                                                               =======   =======   =======   ========
Supplemental disclosures of cash flow information:
  Cash paid during the period:
    Income taxes............................................   $     3   $     2   $     1   $     --
                                                               =======   =======   =======   ========
    Interest................................................   $   102   $    66   $   107   $     12
                                                               =======   =======   =======   ========
  Noncash financing and investing activities:
    Issuance of preferred stock on conversion of debt.......   $    --   $   138   $    --   $     --
                                                               =======   =======   =======   ========
    Property and equipment recorded under capital lease.....   $    76   $    --   $    --   $    641
                                                               =======   =======   =======   ========
    Repurchase of common stock for promissory notes.........   $    66   $    --   $    --   $     --
                                                               =======   =======   =======   ========
    Issuance of common stock for shareholder note
     receivable.............................................        --        --        --      1,185
                                                               =======   =======   =======   ========

See accompanying notes to consolidated financial statements.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) DESCRIPTION OF THE COMPANY

     RightPoint Software, Inc. was originally incorporated under the laws of France in 1991. The Company was reincorporated under the laws of California in October 1995 and reincorporated under the laws of Delaware in July 1997. The Company designs, develops, markets, and supports real-time marketing software for business environments. The Company operates as one business segment.

(b) PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, RightPoint Software France SARL (formerly neurOagent, S.A.). All significant intercompany accounts and transactions have been eliminated.

(c) CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents as of December 31 1999, June 30, 1999 and 1998 consisted primarily of money market funds, recorded at cost, which approximates fair value.

     The Company classifies its investments as trading and records them at fair market value.

(d) SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", requires the capitalization of software development costs once technological feasibility has been established. Software development costs are included in research and development and expensed as incurred. To date, no software development costs have been capitalized after technological feasibility was reached, as such costs have not been significant.

(e) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Equipment recorded under capital lease and leasehold improvements are amortized using the straight-line method over the shorter of the lease-term or estimated useful life of the asset.

(f) REVENUE RECOGNITION

     Revenues consist of fees for licenses of the Company's software products, maintenance, support, consulting, and training.

     License revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     Maintenance and support revenues are recognized ratably over the term of the contract, which is generally 12 months. Revenues from consulting and training are recognized when the services are performed.

(g) FOREIGN CURRENCY

     The functional currency of the Company's French subsidiary is the local currency. All foreign assets and liabilities are translated into U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the subsidiary's financial statements are reported as cumulative translation adjustment as a component of accumulated other comprehensive income in stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during any of the periods presented.

(h) USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents in commercial checking and money market accounts with high-quality financial institutions.

     As of and for the year ended June 30, 1998, two customers comprised 21% and 20%, respectively, of revenue and 0% and 16%, respectively, of accounts receivable. As of and for the year ended June 30, 1999, three customers comprised approximately 41%, 13% and 12%, respectively of revenue and 5%, 52% and 0%, respectively, of accounts receivable. As of and for the six months ended December 31, 1999, three customers comprised 24%, 12% and 12%, respectively, of revenue and 18%, 6% and 1%, respectively of accounts receivable.

(j) INCOME TAXES

     Income taxes are computed using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates and laws.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

(k) STOCK-BASED COMPENSATION

     The Company accounts for its stock-based compensation using the intrinsic-value method prescribed in the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

     The Company provides additional pro forma disclosures as required under SFAS No. 123, Accounting for Stock-Based Compensation.

(l) COMPREHENSIVE INCOME AND LOSS

     Comprehensive loss consists of net loss and foreign currency translation adjustments, and is presented in the accompanying consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss consists entirely of cumulative foreign currency translation adjustments. No tax effects have been recorded.

(m) COMPUTATION OF NET LOSS PER SHARE

     Basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per common share, as presented in the statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

     Calculations of historical and pro forma net loss per share are as follows (in thousands):

                                                    YEAR ENDED         SIX MONTHS ENDED
                                                     JUNE 30,            DECEMBER 31,
                                                ------------------    -------------------
                                                 1998       1999       1998        1999
                                                -------    -------    -------    --------
                                                                          (UNAUDITED)
HISTORICAL
Net loss......................................  $(6,028)   $(3,810)   $(2,159)   $(12,216)
  Basic and diluted:
  Weighted average shares of common stock
     outstanding..............................    1,047      1,023        982       2,428
  Less: Weighted average shares subject to
     repurchase...............................      472         28         42         326
                                                -------    -------    -------    --------
Weighted average shares used in computing
  basic and diluted net loss per common
  share.......................................      575        995        940       2,102
                                                =======    =======    =======    ========
  Basic and diluted net loss per common
     share....................................  $(10.48)   $ (3.83)   $ (2.30)   $  (5.81)
                                                =======    =======    =======    ========

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

                                                    YEAR ENDED         SIX MONTHS ENDED
                                                     JUNE 30,            DECEMBER 31,
                                                ------------------    -------------------
                                                 1998       1999       1998        1999
                                                -------    -------    -------    --------
                                                                          (UNAUDITED)
PRO FORMA
  Net loss....................................  $(6,028)   $(3,810)   $(2,159)   $(12,216)
                                                =======    =======    =======    ========
  Shares used above...........................      575        995        940       2,102
  Pro forma adjustment to reflect weighted
     effect of assumed conversion of
     convertible preferred stock..............              14,793     11,331      19,431
                                                           -------    -------    --------
  Shares used in computing pro forma basic and
     diluted net loss per common share........              15,788     12,271      21,533
                                                           =======    =======    ========
  Pro forma basic and diluted net loss per
     common share.............................             $ (0.24)   $ (0.18)   $  (0.57)
                                                           =======    =======    ========

     The Company has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were approximately 15,098,000, 25,671,000, 18,157,000, and 28,553,000 for the years ended June 30, 1998 and 1999 and the six months ended December 31, 1998 and 1999, respectively.

     Pro forma diluted net loss per share gives effect to the conversion of convertible preferred stock. However, outstanding warrants, stock option, and shares subject to repurchase have been excluded from the calculations of pro forma diluted net loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of pro forma diluted net loss per share were approximately 6,239,000, 3,526,000 and 7,447,000 for the year ended June 30, 1999 and the six months ended December 31, 1998 and 1999, respectively.

(n) NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. SFAS No. 133, as amended by SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133" is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe the adoption of SFAS No. 133 will have a material effect on the Company's consolidated financial position.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

(2) PROPERTY AND EQUIPMENT

     Property and equipment as of June 30, 1998 and 1999 and December 31, 1999, consisted of the following (in thousands):

                                                         JUNE 30,    JUNE 30,    DECEMBER 31,
                                                           1998        1999          1999
                                                         --------    --------    ------------
Computer equipment and software........................    $478        $507         $  604
Furniture, fixtures, and office equipment..............     289         312            528
Leasehold improvements.................................      32          32             92
                                                           ----        ----         ------
                                                            799         851          1,224
Less accumulated depreciation and amortization.........     404         586            581
                                                           ----        ----         ------
                                                           $395        $265         $  643
                                                           ====        ====         ======

     The cost of assets recorded under capital leases included in property and equipment is approximately $723,000 as of June 30, 1998 and 1999 and December 31, 1999. The accumulated amortization associated with these assets was $363,000, $547,000, and $618,000 for the years ended June 30, 1998 and 1999 and the six months ended December 31, 1999, respectively. Amortization of assets recorded under capital leases is included in depreciation and amortization expense.

(3) LEASE COMMITMENTS

     The Company leases its main U.S. facilities under an operating lease agreement expiring in August 2004 and leases its facilities in France under an operating lease expiring in December 2004. In addition, the Company leases certain equipment under operating and capital lease agreements.

     Future minimum lease payments under capital and noncancelable operating leases as of June 30, 1999 are as follows (in thousands):

                        YEARS ENDING                          CAPITAL    OPERATING
                          JUNE 30,                            LEASES      LEASES
                        ------------                          -------    ---------
2000........................................................   $ 289       $106
2001........................................................      82          7
2002........................................................      20          1
Thereafter..................................................      --         --
                                                               -----       ----
Total minimum lease payments................................     391       $114
                                                                           ====
Less amount representing imputed interest...................     (53)
                                                               -----
Present value of minimum lease payment......................     338
Less current portion........................................    (244)
                                                               -----
Long-term portion of capital lease obligation...............   $  94
                                                               =====

     Rent expense from operating leases was approximately $417,000, $540,000 and $458,000 for the years ended June 30, 1998 and 1999 and the six months ended December 31, 1999, respectively.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     In July, 1999 the Company signed a five year lease agreement for its main U.S. facilities. Annual rent is approximately $891,000 in the first year with annual incremental increases to $1,042,000 in the fifth year. The lease expires in August 2004.

(4) FINANCING ARRANGEMENTS

REPAYABLE GRANT AGREEMENTS

     As of June 30, 1998 and 1999 and December 31, 1999, the Company had $330,000, $236,000 and $123,000 respectively, outstanding in the form of an interest-free repayable grant from a French organization. Under the grant agreement, payment is due in fiscal 2000.

NOTE PAYABLE

     As of June 30, 1998, the Company had a balance outstanding of approximately $140,000 under a bridge loan agreement that was signed in conjunction with a convertible debt offering. All outstanding debt was subsequently converted into Series E Preferred Stock in January 1999.

LEASE AGREEMENT

     As of December 31, 1999, the Company had a lease line of credit available up to a minimum commitment amount of $400,000 and $100,000 for the financing of equipment and leasehold improvements, respectively. Upon request and formal approval by the Lessor, these lines would be extended for an additional $400,000 and $100,000, respectively. As of December 31, 1999 there was no outstanding balance under this line of credit.

(5) STOCKHOLDERS' EQUITY

(a) CONVERTIBLE PREFERRED STOCK

     The rights, preferences, and privileges of the preferred stock are as follows:

     - The holders of Series A, B, C, D, and E preferred stock are entitled to receive noncumulative annual dividends at the rate of $0.07, $0.18, $0.35, $0.18, and $0.11 per share, respectively, with certain adjustments for stock splits, stock dividends, recapitalization, and similar events, when and if declared by the Board of Directors, in preference and priority to any payment of dividends to holders of common stock.

       The liquidation preference for the Series A, B, C, D, and E preferred stock is $0.89, $2.27, $4.43, $2.30, and $1.38 per share, respectively, plus all declared but unpaid dividends. If the assets are insufficient to make payments in full to all holders of preferred stock, assets will be distributed ratably among the holders of preferred stock in proportion to the full amounts to which they would have otherwise been entitled. Any remaining assets shall be distributed ratably among the holders of common and preferred stock on an "as if converted" basis until such time that aggregate distributions to holders of Series A, B, C, D, and E preferred stock equals $1.78, $4.54, $8.86, $6.90, and $4.14 per share, respectively. After that time, any remaining assets will be distributed on a pro rata basis to the holders of common stock and

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

       preferred stock, based on the number of shares of common stock held by each, assuming conversion of all preferred stock.

     - At June 30, 1999, each share of Series A, B, C, D and E preferred stock is convertible into 1.51, 1.55, 2.00, 1.20, and 1.00 shares of common stock subject to future adjustments for antidilution. Each share of preferred stock will automatically convert into one share of common stock, subject to certain adjustments for antidilution, upon the closing of an underwritten public offering with a per share price reflecting a valuation of the Company of at least $50,000,000, and with gross proceeds of at least $20,000,000 or the role of two-thirds of the holders of the preferred stocks, voting together.

     - The holders of preferred stock have voting rights on an "as if converted" basis.

     - The holders of preferred stock have certain registration rights and a right of first offer in future rounds of financing under certain conditions.

     The Company has reserved 19,431,358 shares of common stock for the conversion of the preferred stock.

(b) STOCK-BASED COMPENSATION

     In connection with the grant of stock options and the sale of common stock to certain employees during the six months ended December 31, 1999, the Company recorded deferred compensation of approximately $7,224,000, representing the difference between the fair value of the common stock and the option exercise price or stock sale price at the date of the option grant or stock sale. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Approximately $1,382,000 was expensed during the six months ended December 31, 1999.

(c) STOCK OPTION PLANS

     The Company adopted stock option plans in October 1995 and July 1996 that provide for the issuance of incentive and nonstatutory options to purchase shares of common stock. As of June 30, 1999, the Company has reserved 1,978,176 and 5,458,612 shares of common stock for issuance under the 1995 and 1996 plans, respectively. Nonstatutory options may be granted to employees and consultants and incentive options to employees. Options have a term no greater than 10 years and generally vest 25% at the end of the first year and at a rate of 1/48 per month thereafter. Options granted under the 1995 and 1996 plans may be exercised prior to being fully vested. However exercised and unvested shares are subject to repurchase by the Company at the exercise price. The Company's repurchase right decreases as shares vest under the original option terms. As of June 30, 1998, 1999, and December 31, 1999 the number of shares outstanding and subject to repurchase were 466,650, 31,169 and 30,827, respectively.

     Vesting of certain options accelerates in full upon a change in control of the Company.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     Nonstatutory options are exercisable at a price not less than 85% of fair market value of the stock at the date of grant, as determined by the Company's Board of Directors, unless they are granted to an individual who owns more than 10% of the voting rights of all classes of stock, in which case the exercise price shall be no less than 110% of the fair market value. Incentive stock options are exercisable at a price not less than 100% of fair market value of the stock at the date of grant, as determined by the Company's Board of Directors, except when they are granted to an employee who owns greater than 10% of the voting power of all classes of stock, in which case they are exercisable at a price not less than 110% of fair market value.

     The Company has elected to continue using the intrinsic-value-based method to account for all of its stock-based employee compensation plans. Pursuant to SFAS No. 123, the Company is required to disclose the pro forma effects on the net losses of the Company as if the Company had elected to use the fair value approach to account for all of its stock-based employee compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's 1998 and 1999 net losses would have increased to the following pro forma amounts (in thousands, except per share data):

                                                                 YEARS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Net loss as reported........................................  $(6,028)   $(3,810)
Net loss pro forma..........................................   (6,043)    (3,871)

Net loss per share as reported..............................  $(10.48)   $ (3.83)
Net loss per share pro forma................................   (10.51)     (3.89)

     For the years ended June 30, 1998 and 1999 and the six months ended December 31, 1999, the fair value of each option was estimated using the minimum value-based method on the date of grant with the following weighted-average assumptions: no dividend yield; a risk-free interest rate of 7%; and an expected life of five years.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     The following summarizes activity under the plans as of June 30, 1998 and 1999 and December 31, 1999, respectively (in thousands, except per share data):

                                               YEAR ENDED               YEAR ENDED            SIX MONTHS ENDED
                                             JUNE 30, 1998            JUNE 30, 1999          DECEMBER 31, 1999
                                         ----------------------   ----------------------   ----------------------
                                                                                                (UNAUDITED)
                                                      WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                       AVERAGE                  AVERAGE                  AVERAGE
                                           NUMBER     EXERCISE      NUMBER     EXERCISE      NUMBER     EXERCISE
                                         OF OPTIONS     PRICE     OF OPTIONS     PRICE     OF OPTIONS     PRICE
                                         ----------   ---------   ----------   ---------   ----------   ---------
Outstanding at beginning of period.....       750       $0.27        2,779       $0.23        5,775       $0.23
Granted................................     2,513        0.23        3,456        0.23        3,324        0.51
Exercised..............................       (85)       0.23         (166)       0.25       (4,997)       0.32
Canceled...............................      (399)       0.26         (294)       0.24         (184)       0.44
                                           ------                   ------                   ------
Outstanding at end of period...........     2,779        0.23        5,775        0.23        3,918
                                           ======                   ======                   ======
Vested at period end...................       287                    1,497                      311        1.22
                                           ======                   ======                   ======
Weighted-average fair value of options
  granted during the period............                  0.16                     0.16                     0.28

     The following table summarizes information about stock options outstanding as of June 30, 1999 (in thousands, except per share data):

              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
------------------------------------------------   -------------------
                         WEIGHTED-
                          AVERAGE      WEIGHTED-             WEIGHTED-
  RANGE OF               REMAINING      AVERAGE               AVERAGE
  EXERCISE              CONTRACTUAL    EXERCISE              EXERCISE
   PRICE      OPTIONS   LIFE (YEARS)     PRICE     OPTIONS     PRICE
------------  -------   ------------   ---------   -------   ---------
 0.15 - 0.29   5,775        9.07          0.23      5,775       0.23
              ======                               ======

(d) WARRANTS

     The Company values all warrants issued using an option pricing model with the following assumptions: no dividend yield; risk-free interest rates ranging between 5.5% and 7.0%; contractual lives ranging from five to ten years, and 65% expected volatility. The fair value assigned to warrants is recorded as compensation expense by the Company. The Company has reserved the corresponding number of shares for the exercise of these warrants. The following warrants were issued and outstanding during the periods presented and as of December 31, 1999:

     In July, 1999, the Company issued warrants to purchase 25,000 shares of common stock at a price of $2.80 per share. These warrants are exercisable at any time prior to the expiration date of September 2004. In addition, in conjunction with the signing of the lease agreement for a lease line of credit, the Company issued warrants to the Lessor for the purchase of 16,304 shares of Series E Preferred Stock at a price of $1.38 per share. These warrants are exercisable at any time prior to the expiration date of September 2009, or 5 years from the effective date of the Company's initial public offering, whichever is earlier. An additional 16,304 shares are issuable to

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     the Lessor at a price of $1.38 per share if the Company requests an increase to the line above the initial commitment amount discussed above under Financing Arrangements.

     As of June 30, 1999 and 1998, the Company has three transferable warrants to purchase 16,439, 16,948, and 18,324 shares of common stock at a price of $1.46, $2.22, and $1.91 per share, respectively, outstanding. These warrants are exercisable at any time prior to the expiration dates of February 2003, October 2003, and December 2005, respectively. As of June 30, 1999, the Company has a warrant outstanding to purchase 48,268 shares of common stock at a price of $1.91 per share. This warrant is exercisable at any time prior to the expiration date of August 2008.

     As of June 30, 1999, the Company has warrants outstanding to purchase a total of 294,296 shares of common stock at a price of $0.23 per share. These warrants are exercisable at any time prior to their expiration date of January 2009.

(6) INCOME TAXES

     The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set out below (in thousands).

                                                                AS OF JUNE 30,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Accruals and reserves.....................................  $    76    $   168
  Plant and equipment.......................................       24         13
  State income taxes........................................        1          1
  Research credit carryforward..............................      306        480
  Net operating loss carryforwards..........................    5,910      6,935
                                                              -------    -------
Gross deferred tax assets...................................    6,317      7,597
Valuation allowance.........................................   (6,317)    (7,597)
                                                              -------    -------
Total deferred tax assets...................................       --         --
Deferred tax liabilities....................................  $    --    $    --
                                                              =======    =======

     The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

     As of June 30, 1999, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $17,500,000 and $11,100,000, respectively, available to reduce future income subject to income taxes. The federal carryforward will expire from 2010 to 2019. The California net operating loss carryforwards expire in 2003.

     The Company also has credit carryforwards for federal and California income tax return purposes of approximately $269,000 and $211,000, respectively, available to reduce future income subject to income taxes. The federal credit carryforward will expire from 2010 to 2019, while the California credit may be carried forward indefinitely.

                           RIGHTPOINT SOFTWARE, INC.
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION AS OF DECEMBER 31, 1999 AND FOR THE SIX MONTHS THEN ENDED IS
                                   UNAUDITED)

     As of the year ended June 30, 1998 and 1999, the Company had net deferred tax assets of approximately $6,317,000 and $7,597,000 respectively. The net deferred tax assets have been fully offset by valuation allowances. The net valuation allowance increased by $2,614,000 and $1,281,000 during the years ended June 30, 1998 and 1999, respectively.

(7) RELATED PARTY TRANSACTIONS

     In June 1994, the Company's French subsidiary entered into an exclusive license agreement with its founder, who is also a director, to use and market certain technology in certain territories in exchange for an annual royalty fee payable in quarterly installments. The Company also has an option to purchase the technology for $700,000 in the event that the licensor fails to perform any significant obligations or during the six months prior to the contract expiration in 2004. This agreement was amended and restated in October 1995 under substantially the same terms and conditions. The amounts paid under this license arrangement for the years ended June 30, 1999 and 1998, was $51,000 per year.

     A second license for the technology was entered into on October 23, 1995, between the Company and the same individual owner of this technology. Annual royalties of $800 are payable under the agreement. The agreement licensed the Company to distribute the technology in certain territories. The license expires on July 18, 2004, with the licensee having the option to purchase all interests in the technology for $10,000 provided that the Company's option to purchase the first technology license is exercised.

     In January 1999, the Company entered into an agreement with Edify Corporation, who is also a Series E preferred shareholder, to distribute certain RightPoint software products at a discounted price to Edify for a minimum nonrefundable distribution fee payable to the Company in quarterly installments over 12 months. As of June 30, 1999 and December 31, 1999, the Company has recognized $417,000 and $667,000, respectively, of this minimum nonrefundable distribution fee as revenue.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Octane Software, Inc.:

     We have audited the accompanying consolidated balance sheets of Octane Software, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the period from September 9, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from September 9, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999 in conformity with generally accepted accounting principles in the United States of America.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

San Jose, California
March 22, 2000

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,             MARCH 31,
                                                              ---------------------------    ------------
                                                                 1998            1999            2000
                                                              -----------    ------------    ------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and equivalents......................................  $ 1,927,615    $  8,223,786    $ 30,607,292
  Short-term investments....................................    2,035,327              --              --
  Accounts receivable, net of reserve for doubtful accounts
    of $35,000, $176,700 and $468,190.......................      633,860         735,020       4,519,325
  Prepaid expenses and other current assets.................       34,535         379,582         787,422
                                                              -----------    ------------    ------------
        Total current assets................................    4,631,337       9,338,388      35,914,039
Property and equipment, net.................................      422,455       1,623,743       2,848,535
Restricted cash.............................................       92,011              --              --
Goodwill and other intangibles, net.........................           --              --      99,267,259
Deposits and other assets...................................           --         311,934         322,163
                                                              -----------    ------------    ------------
Total assets................................................  $ 5,145,803    $ 11,274,065    $138,351,996
                                                              ===========    ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $   276,465    $    877,744    $    553,794
  Accrued liabilities.......................................       80,774       1,809,812       4,112,484
  Unearned revenue..........................................           --         895,703       4,085,511
  Current portion of long-term debt.........................           --         197,863         202,108
                                                              -----------    ------------    ------------
        Total current liabilities...........................      357,239       3,781,122       8,953,897
Deferred rent...............................................           --          73,664         100,811
Long-term debt, net of current portion......................           --         339,409         286,919
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock:
  No par value; shares authorized: 1998 -- 4,650,000;
    1999 -- 9,600,000 (aggregate redemption and liquidation
    value: 1998 -- $6,200,000; 1999 -- 21,539,884):
      Series A; shares issued and outstanding: 4,650,000,
       4,650,000 and none, respectively.....................    6,177,705       6,197,796              --
      Series B; shares issued and outstanding: none,
       4,778,780 and none, respectively.....................           --      15,313,121              --
                                                              -----------    ------------    ------------
        Total redeemable convertible preferred stock........    6,177,705      21,510,917              --
Shareholders' equity (deficiency):
  Convertible preferred stock:
    No par value; shares authorized: 13,350,000 (aggregate
     liquidation value: $50,354,106):
      Series A: shares issued and outstanding: 4,650,000....           --              --       6,197,796
      Series B: shares issued and outstanding: 4,778,780....           --              --      15,313,121
      Series C: shares issued and outstanding: 3,522,540....           --              --      28,780,973
                                                              -----------    ------------    ------------
        Total convertible preferred stock...................           --              --      50,291,890
  Common stock; no par value; shares authorized: 1998 and
    1999 -- 22,500,000; 2000 -- 25,000,000; shares issued
    and outstanding: 5,835,000, 6,122,212 and 9,744,189,
    respectively............................................       49,700       8,569,080     185,078,975
  Notes receivable from shareholders........................      (49,400)        (57,476)     (1,128,837)
  Deferred stock compensation...............................           --      (4,661,940)    (71,299,564)
  Accumulated deficit.......................................   (1,389,441)    (18,280,711)    (33,932,095)
                                                              -----------    ------------    ------------
        Total shareholders' equity (deficiency).............   (1,389,141)    (14,431,047)    129,010,369
                                                              -----------    ------------    ------------
        Total liabilities and shareholders' equity
        (deficiency)........................................  $ 5,145,803    $ 11,274,065    $138,351,996
                                                              ===========    ============    ============

See notes to consolidated financial statements.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  PERIOD FROM
                                  SEPTEMBER 9,                                        THREE MONTHS
                                      1997               YEARS ENDED                     ENDED
                                 (INCEPTION) TO          DECEMBER 31,                  MARCH 31,
                                  DECEMBER 31,    --------------------------   --------------------------
                                      1997           1998           1999          1999           2000
                                 --------------   -----------   ------------   -----------   ------------
                                                                                      (UNAUDITED)
Revenues:
  Product licenses.............     $     --      $        --   $    647,272   $        --   $  1,879,910
  Services.....................      248,109        2,938,442      2,834,891       879,310      1,622,371
                                    --------      -----------   ------------   -----------   ------------
     Total revenues                  248,109        2,938,442      3,482,163       879,310      3,502,281
Cost of revenues (exclusive of
  stock-based
  compensation(*)).............      138,983        1,651,849      1,663,150       570,808      1,531,637
                                    --------      -----------   ------------   -----------   ------------
Gross profit...................      109,126        1,286,593      1,819,013       308,502      1,970,644
                                    --------      -----------   ------------   -----------   ------------
Costs and expenses:
  Research and development.....       50,168        1,136,627      4,527,847       735,119      2,431,262
  Sales and marketing..........           39          514,552      6,793,993       773,435      5,353,205
  General and administrative...       34,362        1,075,215      3,794,256       510,635      3,973,316
  Stock-based
     compensation(*)...........           --               --      1,218,769        95,158      4,433,188
                                    --------      -----------   ------------   -----------   ------------
     Total costs and
       expenses................       84,569        2,726,394     16,334,865     2,114,347     16,190,971
                                    --------      -----------   ------------   -----------   ------------
Income (loss) from
  operations...................       24,557       (1,439,801)   (14,515,852)   (1,805,845)   (14,220,327)
Other income (expense):
  Interest income..............           --           48,557        202,448        32,311        274,490
  Interest expense.............           --          (22,754)       (68,539)           --        (27,880)
                                    --------      -----------   ------------   -----------   ------------
     Total other income, net...           --           25,803        133,909        32,311        246,610
                                    --------      -----------   ------------   -----------   ------------
Net income (loss)..............     $ 24,557      $(1,413,998)  $(14,381,943)  $(1,773,534)  $(13,973,717)
Accretion and deemed dividend
  on preferred stock...........           --               --      2,509,327         2,332      1,677,667
                                    --------      -----------   ------------   -----------   ------------
Net income (loss) available to
  common shareholders..........     $ 24,557      $(1,413,998)  $(16,891,270)  $(1,775,866)  $(15,651,384)
                                    ========      ===========   ============   ===========   ============
(*) Stock-based compensation:
     Cost of revenues..........     $     --      $        --   $    173,937   $    14,274   $    664,978
     Research and
       development.............           --               --        354,413        37,112      1,205,827
     Sales and marketing.......           --               --        264,675        24,741      1,469,602
     General and
       administrative..........           --               --        425,744        19,031      1,092,781
                                    --------      -----------   ------------   -----------   ------------
                                    $     --      $        --   $  1,218,769   $    95,158   $  4,433,188
                                    ========      ===========   ============   ===========   ============

See notes to consolidated financial statements.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                                                 CONVERTIBLE             NOTES
                                                      COMMON STOCK             PREFERRED STOCK        RECEIVABLE      DEFERRED
                                                ------------------------   ------------------------   FROM SHARE-      STOCK
                                                 SHARES        AMOUNT        SHARES       AMOUNT        HOLDERS     COMPENSATION
                                                ---------   ------------   ----------   -----------   -----------   ------------
Balances, September 9, 1997 (inception).......         --   $         --           --   $        --   $       --    $        --
Net income....................................
                                                ---------   ------------   ----------   -----------   -----------   ------------
Balances, December 31, 1997...................         --             --           --            --           --             --
Issuance of founders' common stock for notes
 receivable and cash..........................  5,835,000         49,700                                 (49,400)
Net loss......................................
                                                ---------   ------------   ----------   -----------   -----------   ------------
Balances, December 31, 1998...................  5,835,000         49,700           --            --      (49,400)            --
Issuance of common stock for notes receivable
 and cash.....................................     60,000         13,125                                  (3,750)
Accrued interest on notes receivable..........                                                            (4,326)
Repurchase of founders' stock.................    (60,000)          (400)
Exercise of stock options for cash............    287,212         91,848
Deferred stock compensation...................                 5,880,709                                             (5,880,709)
Amortization of deferred stock
 compensation.................................                                                                        1,218,769
Warrants for financing arrangement............                    34,098
Accretion for redemption value on Series A and
 B preferred stock............................
Deemed dividend on Series B preferred stock...                 2,500,000
Net loss......................................
                                                ---------   ------------   ----------   -----------   -----------   ------------
Balances, December 31, 1999...................  6,122,212      8,569,080           --            --      (57,476)    (4,661,940)
Reclassification of Series A and B preferred
 stock from redeemable preferred stock*.......                              9,428,780    21,510,917
Sale of Series C preferred stock*.............                              3,522,540    28,780,973
Deemed dividend on Series C preferred
 stock*.......................................                 1,677,667
Issuance of common stock and stock options for
 acquisition of business*.....................  1,049,992    100,984,339
Accrued interest on notes receivable*.........                                                           (12,610)
Exercise of stock options for cash and notes
 receivable*..................................  2,581,985      2,781,577                              (1,058,751)
Deferred stock compensation*..................                71,070,812                                            (71,070,812)
Amortization of deferred stock
 compensation*................................                                                                        4,433,188
Repurchase of common stock*...................    (10,000)        (4,500)
Net loss*.....................................
                                                ---------   ------------   ----------   -----------   -----------   ------------
Balances, March 31, 2000*.....................  9,744,189   $185,078,975   12,951,320   $50,291,890   $(1,128,837)  $(71,299,564)
                                                =========   ============   ==========   ===========   ===========   ============


                                                ACCUMULATED    SHAREHOLDERS'
                                                  EARNINGS        EQUITY
                                                 (DEFICIT)     (DEFICIENCY)
                                                ------------   -------------
Balances, September 9, 1997 (inception).......  $         --   $         --
Net income....................................        24,557         24,557
                                                ------------   ------------
Balances, December 31, 1997...................        24,557         24,557
Issuance of founders' common stock for notes
 receivable and cash..........................                          300
Net loss......................................    (1,413,998)    (1,413,998)
                                                ------------   ------------
Balances, December 31, 1998...................    (1,389,441)    (1,389,141)
Issuance of common stock for notes receivable
 and cash.....................................                        9,375
Accrued interest on notes receivable..........                       (4,326)
Repurchase of founders' stock.................                         (400)
Exercise of stock options for cash............                       91,848
Deferred stock compensation...................                           --
Amortization of deferred stock
 compensation.................................                    1,218,769
Warrants for financing arrangement............                       34,098
Accretion for redemption value on Series A and
 B preferred stock............................        (9,327)        (9,327)
Deemed dividend on Series B preferred stock...    (2,500,000)            --
Net loss......................................   (14,381,943)   (14,381,943)
                                                ------------   ------------
Balances, December 31, 1999...................   (18,280,711)   (14,431,047)
Reclassification of Series A and B preferred
 stock from redeemable preferred stock*.......                   21,510,917
Sale of Series C preferred stock*.............                   28,780,973
Deemed dividend on Series C preferred
 stock*.......................................    (1,677,667)            --
Issuance of common stock and stock options for
 acquisition of business*.....................                  100,984,339
Accrued interest on notes receivable*.........                      (12,610)
Exercise of stock options for cash and notes
 receivable*..................................                    1,722,826
Deferred stock compensation*..................                           --
Amortization of deferred stock
 compensation*................................                    4,433,188
Repurchase of common stock*...................                       (4,500)
Net loss*.....................................   (13,973,717)   (13,973,717)
                                                ------------   ------------
Balances, March 31, 2000*.....................  $(33,932,095)  $129,010,369
                                                ============   ============

-------------------------
* Unaudited

See notes to consolidated financial statements.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    PERIOD FROM
                                                    SEPTEMBER 9,
                                                        1997               YEARS ENDED               THREE MONTHS ENDED
                                                   (INCEPTION) TO          DECEMBER 31,                   MARCH 31,
                                                    DECEMBER 31,    --------------------------   ---------------------------
                                                        1997           1998           1999           1999           2000
                                                   --------------   -----------   ------------   ------------   ------------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..............................     $ 24,557      $(1,413,998)  $(14,381,943)  $ (1,773,534)  $(13,973,717)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Provision for doubtful accounts..............           --           35,000        141,700             --        287,554
    Depreciation and amortization................          318           45,588        280,029         47,234      1,770,312
    Stock-based compensation expense.............           --               --      1,218,769         95,158      4,433,188
    Noncash interest expense (income), net.......           --               --         23,896          1,837        (12,610)
    Loss on disposal of equipment................           --               --          8,556             --             --
    Changes in assets and liabilities:
      Accounts receivable........................      (64,055)        (604,805)      (242,860)        82,505     (4,042,120)
      Prepaid expenses and other current
        assets...................................      (23,536)         (10,999)      (345,047)         9,913       (407,840)
      Accounts payable...........................       78,750          197,715        601,279       (133,758)      (606,672)
      Accrued liabilities........................        1,825           78,949      1,729,038        219,414      2,269,262
      Unearned revenue...........................           --               --        895,703             --      3,189,808
      Deferred rent..............................           --               --         73,664         15,000         27,147
                                                      --------      -----------   ------------   ------------   ------------
        Net cash provided by (used in) operating
          activities.............................       17,859       (1,672,550)    (9,997,216)    (1,436,231)    (7,065,688)
                                                      --------      -----------   ------------   ------------   ------------
Cash flows from investing activities:
  Proceeds from sale of short-term investments...           --               --      2,035,327      2,035,327             --
  Purchase of short-term investments.............           --       (2,035,327)            --             --             --
  Purchase of property and equipment.............      (11,534)        (456,827)    (1,499,527)      (136,386)    (1,407,575)
  Proceeds from sale of property and equipment...           --               --          9,654             --             --
  Decrease (increase) in restricted cash.........           --          (92,011)        92,011         36,400             --
  Increase in deposits and other assets..........           --               --       (283,629)            --        (10,229)
  Cash from acquired business....................           --               --             --             --        415,944
                                                      --------      -----------   ------------   ------------   ------------
        Net cash provided by (used in) investing
          activities.............................      (11,534)      (2,584,165)       353,836      1,935,341     (1,001,860)
                                                      --------      -----------   ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from long-term debt...................           --               --        630,751             --             --
  Repayment of long-term debt....................           --               --        (93,479)            --        (48,245)
  Proceeds from issuance of redeemable preferred
    stock, net of issuance costs.................           --        6,177,705     15,301,456         13,076             --
  Proceeds from issuance of preferred stock, net
    of issuance costs............................           --               --             --             --     28,780,973
  Proceeds from issuance of common stock.........           --              300          9,375             --             --
  Proceeds from exercise of stock options........           --               --         91,848          4,068      1,722,826
  Repurchase of common stock.....................           --               --           (400)            --         (4,500)
                                                      --------      -----------   ------------   ------------   ------------
        Net cash provided by financing
          activities.............................           --        6,178,005     15,939,551         17,144     30,451,054
                                                      --------      -----------   ------------   ------------   ------------
Net increase in cash and equivalents.............        6,325        1,921,290      6,296,171        516,254     22,383,506
Cash and equivalents, beginning of period........           --            6,325      1,927,615      1,927,615      8,223,786
                                                      --------      -----------   ------------   ------------   ------------
Cash and equivalents, end of period..............     $  6,325      $ 1,927,615   $  8,223,786   $  2,443,869   $ 30,607,292
                                                      ========      ===========   ============   ============   ============
Supplemental cash flow information:
  Cash paid for interest.........................     $     --      $    22,754   $        621   $         62   $     11,314
                                                      ========      ===========   ============   ============   ============
Noncash investing and financing activities:
  Issuance of common stock in exchange for note
    receivable...................................     $     --      $    49,400   $      3,750   $         --   $  1,058,751
                                                      ========      ===========   ============   ============   ============
  Issuance of warrants -- common stock in
    connection with financing arrangement........     $     --      $        --   $     34,098   $         --   $         --
                                                      ========      ===========   ============   ============   ============
  Issuance of warrants -- Series A preferred
    stock in connection with financing
    arrangement..................................     $     --      $        --   $     22,474   $     22,474   $         --
                                                      ========      ===========   ============   ============   ============
  Issuance of common stock and stock options for
    acquisition of business......................     $     --      $        --   $         --   $         --   $100,984,339
                                                      ========      ===========   ============   ============   ============

See notes to consolidated financial statements.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Octane Software, Inc. (the "Company"), was formed on September 9, 1997 (inception). The Company provides customer care solutions for electronic commerce and other critical Internet operations. Since its inception, the Company has primarily been involved in raising capital, recruiting personnel, and developing and marketing its software products.

     Principles of Consolidation -- The consolidated financial statements include the Company and its wholly-owned subsidiaries: Octane International and Octane Australia Pty Ltd. All significant intercompany transactions and amounts are eliminated in consolidation.

     Use of Estimates -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk -- Financial instruments that potentially subject the Company to concentration of credit risk consist of trade receivables. However, the Company's credit risk is mitigated by its credit evaluation process and the reasonably short collection terms. The Company does not require collateral or other security to support accounts receivable and maintains reserves for potential credit losses.

     Cash and Equivalents -- The Company considers all highly liquid investments, with a remaining maturity from the date of purchase of ninety days or less, to be cash equivalents. Cash equivalents consisted of $1,264,494 and $4,094,414 held in a money market account with a bank at December 31, 1998 and 1999, respectively, and $4,000,652 in commercial paper at December 31, 1999.

     Restricted Cash -- Restricted cash consisted of certificates of deposit which were restricted from use pursuant to certain lease agreements.

     Short-Term Investments -- The Company's short-term investments are classified as available-for-sale. The investments are carried at cost, which approximated fair value at December 31, 1998. Short-term investments at December 31, 1998 consisted of $2,035,327 in certificates of deposit with a bank.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.

     Software Development Costs -- Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Computer

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

Software To Be Sold, Leased, or Otherwise Marketed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

     Costs of Software Developed for Internal Use -- Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires the capitalization of direct costs after management commits to funding a project it believes will be completed and used to perform the functions intended. The adoption of SOP 98-1 did not have a significant impact on the Company's financial position, results of operations or cash flows as of and for the year ended December 31, 1999, as the Company generally does not develop software for internal use.

     Revenue Recognition -- The Company's revenue recognition policy is consistent with SOP No. 97-2, Software Revenue Recognition, as amended. License revenues are comprised of fees for the Company's software products. Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, no uncertainty exists about customer acceptance, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If the customer uses the Company to install the product, license revenue is deferred until installation has occurred.

     Services revenues are comprised of revenue from support arrangements and consulting fees. Support arrangements do not provide for specified upgrade rights and provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements (which are typically one year) is recognized ratably over the remaining term of the support agreement. If support or consulting services are included in an arrangement that includes a license agreement, amounts related to support or consulting are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support and professional services is based on the price when such elements are sold separately, or, when not sold separately, the price as established by management having the relevant authority. Consulting and training revenue is recognized when provided to the customer.

     Income Taxes -- Deferred tax liabilities are recognized for future taxable amounts, and deferred tax assets are recognized for future deductions, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

     Stock-Based Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed
Of -- The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Certain Significant Risks and Uncertainties -- The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to increase revenues; the hiring, training and retention of key employees; development of sales distribution capabilities; market acceptance of the Company's products under development; fundamental changes in the technology underlying the Company's software products; arbitration, litigation or other claims against the Company; adverse changes in international market conditions; successful and timely completion of product development efforts; product introductions by competitors and the ability to obtain additional financing.

     Comprehensive Income (Loss) -- Comprehensive income, as defined, includes all changes in shareholders' equity (deficiency) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in other comprehensive income (loss).

     Recently Issued Accounting Standards -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe adoption of this statement will have a material impact on its financial position or results of operations.

     Unaudited Interim Financial Information -- The interim financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

 2. PROPERTY AND EQUIPMENT, NET

     Property and equipment at December 31 are comprised of the following:

                                                               1998        1999
                                                             --------   ----------
Property and equipment at cost:
  Computers and equipment..................................  $372,525   $1,518,382
  Furniture and fixtures...................................    95,836      372,369
  Leasehold improvements...................................        --       58,927
                                                             --------   ----------
     Total.................................................   468,361    1,949,678
Less accumulated depreciation and amortization.............   (45,906)    (325,935)
                                                             --------   ----------
Property and equipment, net................................  $422,455   $1,623,743
                                                             ========   ==========

 3. ACCRUED LIABILITIES

     Accrued liabilities at December 31 consist of the following:

                                                               1998        1999
                                                              -------   ----------
Commissions payable.........................................  $10,323   $  742,847
Salaries and bonuses payable................................    4,410      474,020
Paid time-off accrual.......................................   60,125      347,098
Other accruals..............................................    5,916      245,847
                                                              -------   ----------
  Total accrued liabilities.................................  $80,774   $1,809,812
                                                              =======   ==========

 4. FINANCING ARRANGEMENTS

     In February 1999, the Company entered into a revolving line of credit arrangement with a commercial bank that enables the Company to borrow up to a total of $1,000,000. Borrowings under the revolving line of credit bear interest at the bank's prime rate (8.25% at December 31, 1999) and are collateralized by substantially all of the Company's assets. As of December 31, 1999, the Company had no amounts outstanding under the revolving line of credit. The credit arrangement expires in February 2000 and contains certain covenants and restrictions as to various matters, including dividend payments.

     In April 1999, the Company entered into a loan agreement with a lending corporation that allows the company to borrow up to a total of $1.5 million for the purchase and financing of property and equipment through June 2000. Borrowings under the loan agreement bear interest at a fixed rate of 8.50% and are collateralized by the purchased property and equipment. As of December 31, 1999, the Company had $537,272 outstanding under the loan agreement, which is payable as follows: $197,863 in 2000; $215,353 in 2001; and $124,056 in 2002.
The loan agreement contains certain covenants and restrictions as to various matters, including dividend payments.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

 5. INCOME TAXES

     The Company's deferred income tax assets at December 31 are comprised of the following:

                                                             1998         1999
                                                           ---------   -----------
Net deferred tax assets:
  Net operating loss carryforwards.......................  $ 575,000   $ 5,564,000
  Credit carryforwards...................................    124,000       674,000
  Stock compensation expense on nonqualified stock
     options.............................................         --       164,000
  Accruals deductible in different periods...............     33,000       352,000
                                                           ---------   -----------
     Total...............................................    732,000     6,754,000
  Valuation allowance....................................   (732,000)   (6,754,000)
                                                           ---------   -----------
     Total...............................................  $      --   $        --
                                                           =========   ===========

     The Company has no income tax provision due to its history of operating losses. Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets as of December 31, 1998 and 1999.

     At December 31, 1999, the Company had net operating loss carryforwards of approximately $13.9 million for federal and state income tax purposes. These carryforwards begin to expire in 2018 for federal purposes and 2006 for state purposes. Additionally, Section 382 of the Internal Revenue Code and the applicable California law impose annual limitations on the use of net operating loss carryforwards if there is a change in ownership, as defined, within any three-year period. The utilization of certain net operating loss carryforwards may be limited due to the Company's capital stock transactions.

 6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     During 1998, the Company issued 4,650,000 shares of Series A redeemable convertible preferred stock for cash of $6,177,705 (net of issuance costs of $22,295). During 1999, the Company issued 4,778,780 shares of Series B redeemable convertible preferred stock for cash of $15,301,456 (net of issuance costs of $28,492).

     At December 31, 1999, the rights, preferences, and privileges of the holders of preferred stock are as follows (see Note 11 regarding subsequent changes to certain provisions of the Series A and B preferred stock):

     - Dividends are noncumulative and payable only upon declaration by the Company's Board of Directors at a rate of $0.1067 and $0.2568 per share per annum for Series A and B preferred stock, respectively. No dividends on preferred stock or common stock have been declared by the Board from inception through December 31, 1999.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     - The holders of Series A and B preferred stock have voting rights equivalent to the number of shares of common stock into which it is convertible.

     - Each share of Series A and B preferred stock is convertible at any time into one share of common stock at the option of the holder, subject to adjustment to protect against dilution. The Company can be required to convert the preferred stock into common stock with the consent of not less than two-thirds of the outstanding Series A and B preferred stockholders, voting together as a single class. Each share of preferred stock automatically converts into common stock upon the closing of the sale of the Company's common stock in a public offering in which the aggregate cash proceeds, net of underwriting discounts and commissions, exceed $20,000,000 and the offering price equals or exceeds $10.00 per share.

     - In the event of liquidation, dissolution or winding up of the Company, the holders of Series A and B preferred stock are entitled to receive $1.3333 and $3.21 per share, respectively, as well as any declared but unpaid dividends on each share, prior to any distribution to the holders of common stock. Any remaining distributable assets of the Company would be distributed among the holders of Series A and B preferred stock and common stock on a pro rata basis, up to a total distribution of $4.00 and $9.63 per share of Series A and B preferred stock, respectively, if such distribution takes place prior to the first anniversary of the purchase date of Series B preferred stock, and up to a total distribution of $6.6666 and $16.05 per share of Series A and B preferred stock, respectively, if such distribution takes place on or after the first anniversary of the purchase date of the Series B preferred stock; after which any remaining assets are distributed solely to the holders of common stock.

     - At any time following 6 years after the purchase date of Series B preferred stock, but on a date within 30 days of a written request from the holders of a majority of the then outstanding Series A and B preferred stock, voting together as a single class, that all of the outstanding shares of preferred stock be redeemed, the Company shall redeem for cash a sum equal to the redemption value of $1.3333 and $3.21 per share of Series A and B preferred stock, respectively, plus all declared but unpaid dividends.

     In April 1999, the Company issued a warrant to purchase 22,500 shares of Series A preferred stock at $1.33 per share to a commercial bank in connection with obtaining a line of credit. The warrant is exercisable after February 9, 2000 and expires June 30, 2005. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 6%, contractual life of 6.5 years and expected volatility of 75%. The value was deemed to be $22,429.

Deemed Dividend

     In December 1999, the Company sold 778,816 shares of Series B preferred stock to an investor at $3.21 per share. In accordance with Emerging Issues Task Force ("EITF") Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Company has recognized a deemed dividend of $2,500,000, representing the

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

intrinsic value of the beneficial conversion feature limited to the cash proceeds received from the sale of 778,816 shares of Series B preferred stock.

 7. SHAREHOLDERS' EQUITY (DEFICIENCY)

Stock Splits

     In September 1998, the Board of Directors authorized a three for two stock split of the Company's common stock and preferred stock. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to this split.

Warrants

     In February 1999, the Company issued a warrant to purchase 18,750 shares of common stock at $0.25 per share to a lending corporation in connection with obtaining an equipment financing arrangement. The warrant is exercisable after February 9, 2000 and expires June 30, 2005. The fair value of the warrant at date of issuance was estimated using the Black-Scholes model with the following assumptions: risk free interest rate of 6%, contractual life of 6.5 years and expected volatility of 75%. The value was determined to be $34,098. Under the terms of the equipment financing arrangement, the Company would be required to issue an additional warrant to purchase 18,750 shares of common stock if outstanding borrowings under the arrangement exceed $750,000. As of December 31, 1999, this warrant had not been earned or issued.

Common Stock

     A portion of the Company's shares of common stock were issued under restricted stock purchase agreements. Under these agreements, in the event of termination, the Company has the right to repurchase the common stock at the original purchase price. The repurchase right expires over a 48 month period. At December 31, 1998 and 1999 there were 2,581,792 and 1,735,923 shares subject to repurchase, respectively.

     Pursuant to the restricted stock grant noted above, the Company accelerated the vesting of certain shares subject to repurchase. Accordingly, the Company recognized compensation expense of $113,000 during fiscal 1999.

     Certain shares were issued in exchange for notes receivable, which are full recourse and additionally collateralized by the underlying shares of common stock. These notes receivable have been included in shareholders' equity (deficiency).

     On March 14, 2000, the Company amended certain common stock purchase and option agreements with key employees to adjust for the effect of the merger between the Company and E.piphany on accelerated vesting provisions set forth in such agreements.

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

Stock Option Plans

     The Company's 1997 Stock Option Plan (the "Plan") provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSOs") may be granted to Company employees and consultants. The Company has reserved 2,742,500 shares of common stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years. The exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately in the event of termination, subject to repurchase. This repurchase right generally lapses over the original vesting schedule. To date, options granted generally vest over four years.

     Stock option activity is summarized as follows:

                                                            OUTSTANDING OPTIONS
                                                           ----------------------
                                                                         WEIGHTED
                                                                         AVERAGE
                                                             NUMBER      EXERCISE
                                                           OF SHARES      PRICE
                                                           ----------    --------
Balance, December 31, 1997...............................          --     $   --
Granted..................................................     818,250       0.07
Canceled.................................................    (130,875)      0.01
                                                           ----------     ------
Balance, December 31, 1998 (4,062 shares vested at a
  weighted average exercise price of $0.01 per share)....     687,375       0.07
Granted..................................................   1,638,226       0.63
Exercised................................................    (287,212)      0.32
Canceled.................................................    (171,035)      0.22
                                                           ----------     ------
Balance, December 31, 1999 (201,429 shares vested at a
  weighted average exercise price of $0.33 per share)....   1,867,354       0.52
Granted..................................................   2,697,903       9.03
Exercised................................................  (2,581,985)      1.09
Canceled.................................................     (19,750)      0.95
                                                           ----------     ------
Balance, March 31, 2000 (96,539 shares vested at a
  weighted average exercise price of $2.44 per share)....   1,963,522     $11.45
                                                           ==========     ======

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     The following table summarizes information as of December 31, 1999 concerning outstanding and vested options:

                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
               -------------------------------------   ----------------------
                               WEIGHTED
                               AVERAGE      WEIGHTED                 WEIGHTED
  RANGE OF                    REMAINING     AVERAGE                  AVERAGE
  EXERCISE       NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
   PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
-------------  -----------   ------------   --------   -----------   --------
    $0.01         246,378        8.45        $0.01        44,811      $0.01
$0.17 - $0.25     481,982        8.92         0.21        79,764       0.20
$0.30 - $0.45     513,694        9.55         0.40        43,004       0.42
$0.80 - $0.90     440,600        9.81         0.87        32,350       0.75
    $1.50         184,700        9.95         1.50         1,500       1.50
                ---------                    -----       -------      -----
                1,867,354                    $0.52       201,429      $0.33
                =========                    =====       =======      =====

     At December 31, 1999, 587,934 shares remained available for future grant.

     Stock-Based Compensation -- In connection with options granted to purchase common stock, the Company recorded deferred stock compensation of $5,880,709 in 1999. Such amounts represent, for employee stock options, the difference between the exercise price and the fair value of the Company's common stock at the date of grant, and for non-employee options, the deemed fair value of the option at the date of vesting. The deferred charges for employee and non-employee options are being amortized to expense through 2003. Stock-based compensation expense of $1,218,769 was recognized during 1999. Deferred stock compensation and related stock-based compensation expense of $71,070,812 and $4,433,188, respectively, was recorded in the three-months ended March 31, 2000.

     Options granted to nonemployees -- The Company has granted options to non-employees for consulting and legal services performed. The initial vesting period for these options ranged from immediate vesting to vesting over 4 years and an option exercise period of up to 10 years. Stock options issued to non-employees are accounted for in accordance with provisions of SFAS No. 123, Accounting for Stock-Based Compensation and EITF No. 96-18. Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. The fair value of stock options issued to non-employees was calculated using a risk free interest rate of 6%, expected volatility of 75% and actual length of the option.

     During fiscal year 1998, options for 52,500 shares were granted at an exercise price of approximately $0.01 and options for 4,500 shares were granted at an exercise price of approximately $0.17. At December 31, 1998, unvested non-employee options totaled 57,000 shares.

     During 1999, non-employee options for 27,250 shares were granted at an exercise price of $0.25, options for 7,000 shares were granted at an exercise price of $0.35, options for 15,750 shares were granted at an exercise price of $0.45 and 1,500 shares were granted at an exercise price of $1.50. In connection with these non-employee options, the Company recorded deferred stock compensation of

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

$699,306 and amortized $403,219 as an expense during 1999. At December 31, 1999, unvested non-employee options totaled 50,551 shares and unamortized deferred stock based compensation related to unvested options totaled $296,087.

Additional Stock Plan Information

     As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values.

     The Company's calculations for employee grants were made using the minimum value model for grants with the following weighted average assumptions: expected life; one year following vesting; risk free interest rate of 5.25% in 1998 and 6% in 1999; and no dividends during the expected term. In addition, volatility of 70% was used for nonemployee grants valued under the fair value method. The Company's calculations are based on a multiple award valuation approach and forfeitures are recognized as they occur. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss would have been $1,421,998 and $14,789,619 for the years ended December 31, 1998 and 1999, respectively.

     The number and estimated weighted-average value per option for employee and nonemployee awards, granted at December 31 are as follows:

                                                               1998        1999
                                                             --------   ----------
Employee options:
  Number of shares.........................................   761,250    1,587,226
  Estimated weighted average minimum value.................  $   0.04   $     3.48
Nonemployee options:
  Number of shares.........................................    57,000       51,000
  Estimated weighted average fair value....................  $   0.01   $     2.06

 8. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) Savings Plan (the "Plan"), which covers all full time employees who are at least 21 years old and have completed three months of service. Participants may contribute a portion of their earnings to the Plan, up to a maximum allowed under the law. A

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

discretionary profit sharing contribution may be made by the Company. The Company has not made any contributions since inception.

 9. COMMITMENTS

     The Company leases its office facilities and some equipment under noncancelable operating leases which expire through 2005.

     At December 31, 1999, the future minimum lease payments are as follows:

  2000......................................................  $1,796,520
  2001......................................................   1,763,357
  2002......................................................   1,647,811
  2003......................................................   1,310,865
  2004......................................................   1,154,453
Thereafter..................................................     449,788
                                                              ----------
Total future minimum payments...............................  $8,122,794
                                                              ==========

     Rent expense for the period from September 9, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, was $1,020, $129,024 and $762,764, respectively.

10. MAJOR CUSTOMERS

     Sales to significant customers as a percentage of total revenues were as follows:

                                                             1998    1999
                                                             ----    ----
Customer A.................................................   55%     --
Customer B.................................................   20%     --
Customer C.................................................   --      19%
Customer D.................................................   --      14%
Customer E.................................................   --      12%

     Receivables due from significant customers as a percentage of total accounts receivable were as follows:

                                                             1998    1999
                                                             ----    ----
Customer A.................................................   39%     19%
Customer B.................................................   20%     --
Customer C.................................................   --      19%
Customer D.................................................   --      17%
Customer E.................................................   --      15%

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

11. SUBSEQUENT EVENTS

Proposed Acquisition by E.piphany, Inc.

     On March 15, 2000, the Company announced that it would be acquired by E.piphany, Inc. ("E.piphany"), for approximately 12.8 million shares of E.piphany common stock, pending the approval of both the Company's and E.piphany's stockholders, certain regulatory approvals and completion of other standard closing procedures.

Issuance of Series C Preferred Stock

     In January 2000, the Board and shareholders approved the amendment and restatement of the Company's articles of incorporation to increase the total number of authorized shares of common stock from 22,500,000 to 25,000,000 and to increase the total number of authorized shares of preferred stock from 9,600,000 to 13,350,000 in the form of 3,750,000 shares of Series C preferred stock. As a result, the Company reserved 3,750,000 shares of common stock for issuance upon conversion of the Series C preferred stock. In addition, the rights, preferences and privileges of the holders of Series A, B and C preferred stock were modified as follows:

     - The mandatory redemption clause for holders of Series A and B preferred stock was annulled, and, accordingly, the amounts recorded for such stock were reclassified in the accompanying consolidated balance sheets as of March 31, 2000 from redeemable preferred stock to shareholders' equity (deficiency).

     - Dividends for Series C are noncumulative and payable only upon declaration by the Company's Board of Directors at a rate of $0.65444 per share per annum.

     - The holders of Series C preferred stock have voting rights equivalent to the number of shares of common stock into which it is convertible.

     - Each share of Series A, B and C preferred stock is convertible at any time into one share of common stock at the option of the holder, subject to adjustment to protect against dilution. The Company can be required to convert the preferred stock into common stock at the consent of not less than two-thirds of the outstanding Series A, B and C preferred stockholders, voting together as a single class. Each share of preferred stock automatically converts upon the closing of the sale of the Company's common stock in a public offering in which the aggregate cash proceeds, net of underwriting discounts and commissions, total at least $20,000,000 and the offering price is not less than $12.00 per share.

     - In the event of liquidation, dissolution or winding up of the Company, the holders of Series A, B and C preferred stock are entitled to receive $1.3333, $3.21 and $8.18 per share, respectively, as well as any declared but unpaid dividends on each share, prior to any distribution to the holders of common stock. Any remaining distributable assets of the Company would be distributed among the holders of Series A, B and C preferred stock and common stock on a pro rata basis, up to a total distribution of $4.00, $9.63 and $24.54 per share of Series A, B and C preferred stock, respectively, if such distribution takes place prior

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

       to the first anniversary of the purchase date of Series C preferred stock, and up to a total distribution of $6.6666, $16.05 and $40.90 per share of Series A, B and C preferred stock, respectively, if such distribution takes place on or after the first anniversary of the purchase date of the Series C preferred stock; after which any remaining assets are distributed solely to the holders of common stock.

     In January and February 2000, the Company sold 3,522,540 shares of Series C preferred stock at $8.18 per share for gross proceeds of approximately $28.8 million. Pursuant to EITF Issue No. 98-5, the Company recognized a deemed dividend of $1,677,667 on 205,094 shares of Series C preferred stock sold in February 2000.

1997 Stock Option Plan Amendment

     In January and February 2000, the Board of Directors approved amendments to the 1997 Stock Option Plan to increase the number of shares of common stock reserved for issuance under the plan to an aggregate of 5,092,500.

2000 Nonstatutory Stock Option Plan

     In March 2000, the Company established a Nonstatutory Stock Option Plan, which provides for the granting of stock options to employees and consultants as nonstatutory stock options. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. The term of each option shall be 10 years from the date of grant, with the exercise price determined by the Administrator. Options granted generally become exercisable at 20% per year over 5 years, subject to repurchase with the repurchase right lapsing 20% per year over 5 years from the date the option is granted.

Acquisition of Sneaker Labs, Inc.

     On March 13, 2000, Octane acquired all of the outstanding capital stock of Sneakerlabs, Inc. (Sneakerlabs), a developer of chat and web collaboration software and services, for 1,049,992 shares of Octane common stock plus the issuance of options to purchase approximately 69,000 shares of Octane common stock at $3.00 per share. The terms of the agreement were accepted by both parties concurrent with the closing of the acquisition on March 13, 2000. The acquisition has been accounted for as a purchase and, accordingly, the Octane shares and options issued to purchase Sneakerlabs have been valued at their estimated fair value. Such Octane shares and options were valued at approximately $101 million, based on a value of approximately $91 per share of Octane stock. This per share value of Octane stock was derived principally by reference to the closing share price of E.piphany stock on the date the proposed merger with E.piphany, Inc. was publicly announced (March 15, 2000), adjusted by the share exchange ratio to be used in the proposed merger between E.piphany and Octane (See "Proposed Acquisition by E.piphany, Inc." above).

     The acquisition cost of approximately $101 million has been allocated to acquired assets and assumed liabilities based on estimates of their fair values. As the value of the tangible net assets

                             OCTANE SOFTWARE, INC.

                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
        PERIOD FROM SEPTEMBER 9, 1997 (INCEPTION) TO DECEMBER 31, 1997,
       THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND THREE MONTHS ENDED
                MARCH 31, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

acquired from Sneakerlabs was less than $0.5 million, substantially all the acquisition cost has been allocated to goodwill and other intangibles. The allocation among the intangible assets has not been finalized; the expected useful life of all intangibles, including goodwill, is three years.

     As of the acquisition date, Sneakerlabs had recently released its first two products, iMeet and iServe, for commercial use. As of that date, Sneakerlabs had no projects in process with respect to significant enhancements to those products or with respect to new products. Accordingly, no amount of the purchase price was assigned to in-process research and development.

     The results of operations of SneakerLabs are included in the accompanying consolidated financial statements from the date of acquisition, and were not significant during the period from March 14, 2000 through March 31, 2000.

                                                                         ANNEX I

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                E.PIPHANY, INC.

                         ORCHID ACQUISITION CORPORATION

                                      AND

                             OCTANE SOFTWARE, INC.

                           DATED AS OF MARCH 14, 2000

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
ARTICLE I THE MERGER................................................    1
 1.1    The Merger..................................................    1
 1.2    Effective Time..............................................    1
 1.3    Effect of the Merger........................................    2
 1.4    Articles of Incorporation; Bylaws...........................    2
 1.5    Directors and Officers......................................    2
        Effect of Merger on the Capital Stock of the Constituent
 1.6    Corporations................................................    2
 1.7    Dissenting Shares...........................................    5
 1.8    Surrender of Certificates...................................    5
 1.9    No Further Ownership Rights in Company Capital Stock........    7
1.10    Lost, Stolen or Destroyed Certificates......................    7
1.11    Taking of Necessary Action; Further Action..................    7
1.12    Tax and Accounting Consequences.............................    7
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY............    7
 2.1    Organization of the Company.................................    7
 2.2    Subsidiaries................................................    8
 2.3    Company Capital Structure...................................    8
 2.4    Authority...................................................    9
 2.5    No Conflict.................................................    9
 2.6    Consents....................................................   10
 2.7    Company Financial Statements................................   10
 2.8    No Undisclosed Liabilities..................................   10
 2.9    No Changes..................................................   10
2.10    Tax Matters.................................................   12
2.11    Restrictions on Business Activities.........................   14
        Title of Properties; Absence of Liens and Encumbrances;
2.12    Condition of Equipment......................................   14
2.13    Intellectual Property.......................................   14
2.14    Agreements, Contracts and Commitments.......................   17
2.15    Interested Party Transactions...............................   18
2.16    Governmental Authorization..................................   18
2.17    Litigation..................................................   19
2.18    Accounts Receivable; Inventory..............................   19
2.19    Minute Books................................................   19
2.20    Environmental Matters.......................................   19
2.21    Brokers' and Finders' Fees; Third Party Expenses............   20
2.22    Employee Matters and Benefit Plans..........................   20
2.23    Insurance...................................................   24
2.24    Compliance with Laws........................................   24
2.25    Warranties; Indemnities.....................................   24
2.26    Voting Agreements...........................................   24
2.27    Complete Copies of Materials................................   24
2.28    Registration Statement; Proxy Statement.....................   24
2.29    Representations Complete....................................   25
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB........   25
 3.1    Organization of Parent and Sub..............................   25
 3.2    Authority...................................................   25
 3.3    No Conflict.................................................   26

                                                                      PAGE
                                                                      ----
 3.4    Consents....................................................   26
 3.5    Capital Structure...........................................   26
 3.6    SEC Filings; Financial Statements...........................   27
 3.7    Brokers' and Finders' Fees..................................   27
 3.8    Registration Statement; Proxy Statement.....................   27
 3.9    No Changes..................................................   27
3.10    Representations Complete....................................   27
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME......................   28
 4.1    Conduct of Business of the Company..........................   28
 4.2    No Solicitation.............................................   30
 4.3    Termination of Severance and 401(k) Plans...................   31
ARTICLE V ADDITIONAL AGREEMENTS.....................................   31
 5.1    Registration Statement; Shareholder Approval................   31
 5.2    Access to Information.......................................   32
 5.3    Confidentiality; Public Disclosure..........................   33
 5.4    Consents; Approvals.........................................   33
 5.5    Reasonable Efforts..........................................   33
 5.6    Notification of Certain Matters.............................   33
 5.7    Additional Documents and Further Assurances.................   34
 5.8    FIRPTA Compliance...........................................   34
 5.9    Expenses....................................................   34
5.10    Termination of Agreements...................................   34
5.11    Employee Benefits...........................................   34
5.12    Officers and Directors of the Company's Subsidiaries........   35
5.13    Employment Agreements.......................................   35
5.14    Voting Agreement............................................   35
5.15    Affiliate Agreements........................................   35
5.16    Parent Voting Agreement.....................................   35
5.17    Company Stock Option Grants.................................   35
5.18    No Actions Inconsistent With Tax-Free Reorganization........   35
5.19    Form S-8....................................................   35
5.20    Assumption of Indemnity Obligations.........................   36
ARTICLE VI CONDITIONS TO THE MERGER.................................   36
        Conditions to Obligations of Each Party to Effect the
 6.1    Merger......................................................   36
 6.2    Conditions to Obligations of Company........................   37
 6.3    Conditions to the Obligations of Parent and Sub.............   38
ARTICLE VII SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
  INDEMNIFICATION...................................................   39
 7.1    Survival of Representations and Warranties..................   39
 7.2    Indemnification.............................................   39
 7.3    Exclusive Contractual Remedy................................   40
 7.4    Escrow Arrangements.........................................   40
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER......................   46
 8.1    Termination.................................................   46
 8.2    Effect of Termination.......................................   46
 8.3    Amendment...................................................   47
 8.4    Extension; Waiver...........................................   47

                                                                      PAGE
                                                                      ----
ARTICLE IX GENERAL PROVISIONS.......................................   47
 9.1    Notices.....................................................   47
 9.2    Interpretation..............................................   48
 9.3    Counterparts; Facsimile.....................................   48
 9.4    Entire Agreement; Assignment................................   48
 9.5    Severability................................................   48
 9.6    Other Remedies; Specific Performance........................   49
 9.7    Governing Law...............................................   49
 9.8    Rules of Construction.......................................   49
 9.9    Attorneys Fees..............................................   49

                               INDEX OF EXHIBITS

 EXHIBITS                              DESCRIPTION
-----------                            -----------
Exhibit A      Merger Agreement
Exhibit B      Key Employees
Exhibit C      Disclosure Schedules
Exhibit D      Form of Employment Agreement
Exhibit E      Form of Voting Agreement
Exhibit F      Form of Affiliate Agreement
Exhibit G-1    Certain Officers Directors of Parent
Exhibit G-2    Form of Parent Voting Agreement

                         INDEX OF REQUIRED SECTIONS OF
                              DISCLOSURE SCHEDULE

SECTION                            DESCRIPTION
-------                            -----------
2.1        List of Officers and Directors of the Company
2.12(a)    List of all real property currently leased by the Company
2.12(b)    List of all material items of equipment owned or leased by the Company
2.13(b)    List of all Registered Intellectual Property
2.13(d)    List of shrink wrap license agreements of Company
2.13(g)    List of agreements relating to Intellectual Property
2.13(h)    List of agreements relating to infringement of Intellectual
           Property
2.14(a)    List of agreements, contracts and commitments
2.14(c)    List of consents, waivers, assignments and approvals
2.16       List of Governmental authorizations
2.2        List of Subsidiaries
2.21(a)    List of any brokerage or finders' fees incurred
2.21(b)    Estimate of Third Party Expenses
2.22(b)    List of Employee Plans, International Employee Plans and
           Employment Agreements
2.22(i)    Description of Effect of Transaction on Company Employee
           Plan and Employment Agreements
2.23       List of all insurance policies
2.3(a)     List of Shareholders of the Company
2.3(b)     List of restricted stock, options and warrants
2.7        List of financial statements of the Company
3.5        List of options and warrants
4.1        List of exceptions
4.1(i)     List of additional stock options granted at the fair market value
5.10       List of surviving employment agreements
5.12       List of persons who will enter into Employment Agreements
           with Parent
5.13       List of Shareholders who will enter into Voting Agreements with Parent
5.14       List of persons who are or may be "affiliates" of the
           Company within the meaning of Rule 145
5.15       List of Affiliates
5.17       List of employees eligible for additional grants of stock
           options

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of March 14, 2000 among E.PIPHANY, INC., a California corporation ("Parent"), ORCHID ACQUISITION CORPORATION, a California corporation and a wholly-owned subsidiary of Parent ("Sub") and OCTANE SOFTWARE, INC., a California corporation (together with its subsidiaries, as applicable, the "Company").

                                    RECITALS

     WHEREAS, the Boards of Directors of each of the Company, Parent and Sub believe it is in the best interests of each company and their respective shareholders that Parent acquire the Company through the statutory merger of Sub with and into the Company (the "Merger") and, in furtherance thereof, have approved the Merger.

     WHEREAS, certain of the Shareholders of Company and Parent are entering into Voting Agreements agreeing to vote the shares of Company capital stock and Parent capital stock, respectively, held by them in favor of the Merger.

     WHEREAS, pursuant to the Merger, among other things, all of the issued and outstanding capital stock of the Company shall be converted into the right to receive Parent Common Stock (as defined herein). Parent will assume all outstanding stock options and warrants of the Company.

     WHEREAS, the Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

     WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the California General Corporation Law ("California Law"), Sub shall be merged with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time. The closing of the Merger (the "Closing") will take place as promptly as practicable, but in any event no later than one (1) business day following the approval of the Merger by the Shareholders at the Company Shareholders' meeting and by the stockholders of the Parent at the Parent stockholders meeting and the satisfaction or waiver of the conditions set forth in Article VI, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304, unless another place or time is agreed to in writing by Parent and the Company. The date upon which the Closing occurs is herein referred to as the "Closing Date." On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing an agreement of merger (or like instrument) in the form attached hereto as Exhibit A, with an officers certificate of each constituent corporation attached, with the Secretary of State of the State of California (the "Merger Agreement"), in accordance with the applicable provisions of California Law (the time of acceptance by the Secretary of State of the State of California of such filing being referred to herein as the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Articles of Incorporation; Bylaws

          (a) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Articles of Incorporation of Sub shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

          (b) The Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The directors of the Surviving Corporation immediately after the Effective Time shall be the directors of Sub immediately prior to the Effective Time, each to hold the office of director of the Surviving Corporation in accordance with the provisions of California Law and the Articles of Incorporation and Bylaws of the Surviving Corporation until his or her successor is duly qualified and elected. The officers of the Surviving Corporation immediately after the Effective Time shall be the officers of Sub immediately prior to the Effective Time, each to hold office in accordance with the provisions of the Bylaws of the Surviving Corporation.

     1.6  Effect of Merger on the Capital Stock of the Constituent Corporations:

          (a) Certain Definitions. For all purposes of this Agreement, the following terms shall have the following meanings:

             "Company Capital Stock" shall mean shares of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock and Company Series C Preferred Stock, and shares of any other capital stock of the Company.

             "Company Common Stock" shall mean outstanding shares of common stock of the Company.

             "Company Options" shall mean all outstanding options or other rights to purchase shares of Company Common Stock issued pursuant to the Stock Option Plans and all warrants and other rights to purchase Company Capital Stock.

             "Company Preferred Stock" shall mean the collective reference to the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

             "Company Series A Preferred Stock" shall mean shares of Series A Preferred Stock of the Company.

             "Company Series B Preferred Stock" shall mean shares of Series B Preferred Stock of the Company.

             "Company Series C Preferred Stock" shall mean shares of Series C Preferred Stock of the Company.

             "Estimated Third Party Expenses" shall mean Third Party Expenses (as defined in Section 5.9) of the Company on the Closing Date, excluding investment banking advisory fees payable to Morgan Stanley Dean Witter as a result of services provided to the Company in connection with the Merger and as listed on Section 2.21(a) of the Disclosure Schedule, as estimated by the Company in good faith and based on reasonable assumptions.

             "GAAP" shall mean U.S. generally accepted accounting principles consistent with the reporting practices and principles used by Parent from time to time for preparing its public filings under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

             "HSR Act" shall mean the Hart Scott Rodino Antitrust Improvement Act of 1976, as amended.

             "Key Employees" shall mean those employees of the Company listed on Exhibit B hereto.

             "Knowledge" of any entity shall mean the knowledge of any officer or director of such entity.

             "Parent Common Stock" shall mean shares of the common stock, par value $0.0001 per share, of Parent.

             "Parent Common Stock Consideration" shall mean 12,793,510 shares of Parent Common Stock less (b) an amount of shares of Parent Common Stock equal to (1) the amount by which the Estimated Third Party Expenses exceed $1,500,000 divided by (2) the Trading Price (each of (a) and (b) as appropriately adjusted for stock splits, stock dividends, combination and the like of such Parent Common Stock subsequent to the date hereof and prior to the Effective Time).

             "Shareholder" shall mean each holder of any Company Capital Stock immediately prior to the Effective Time.

             "Stock Exchange Ratio" shall mean a number equal to the quotient obtained by dividing (a) Parent Common Stock Consideration by (b) the number of Total Outstanding Shares.

             "Stock Option Plans" shall mean the Company's 1997 Stock Option Plans, 2000 Nonstatutory Stock Option Plans and 2000 Pennsylvania Plan.

             "Total Consideration" shall mean the total Parent Common Stock Consideration paid hereunder.

             "Total Outstanding Shares" shall mean the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus the aggregate number of shares of Company Common Stock issuable, with or without the passage of time or satisfaction of other conditions, upon exercise or conversion of all convertible securities, options, warrants and other rights to acquire or receive shares of Company Capital Stock outstanding immediately prior to the Effective Time.

             "Trading Price" shall mean $192.85.

          (b) Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Sub, the Company or the Shareholders, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 1.7) will be canceled and extinguished and be converted automatically into the right to receive, upon surrender of the certificate representing such share of Company Common Stock and upon the terms and subject to the conditions set forth below and throughout this Agreement, including, without limitation Sections 1.6(e) and (f) hereof and the escrow provisions set forth in Article VII and/or described in Section 1.8(b) hereof, a fraction of a share of Parent Common Stock equal to the Stock Exchange Ratio.

          (c) Assumption of Company Stock Options, Warrants and Other Rights to Purchase Company Capital Stock.

             (i) At the Effective Time, under this Agreement, each Company Option will be assumed by Parent, and will continue to have, and be subject to, the same terms and conditions governing such Company Option immediately prior to the Effective Time (including, without limitation, any vesting schedule or repurchase rights), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Stock Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Stock Exchange Ratio, rounded up to the nearest whole cent. It is the intention of the parties that the assumed Company Options qualify to the maximum extent possible following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within thirty (30) days following the Effective Time, Parent will issue to each holder of an outstanding Company Option a notice describing the foregoing assumption of such Company Options by Parent.

             (ii) Prior to the Effective Time, the Company shall take all action necessary to effect the transactions anticipated by this Section 1.6(c) under all Company Option agreements and any other plan or arrangement of the Company.

          (d) Capital Stock of Sub. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Withholding Taxes. All Parent Common Stock issuable pursuant to
     Section 1.6 shall be subject to, and reduced by, the amount of any state, federal and foreign withholding taxes incurred by or applicable to a Shareholder (and that has not been previously paid by or on behalf of such Shareholder or the Company) in connection with the Merger, the acquisition of Company Capital Stock upon the exercise of Company Options, the acceleration of the vesting of any Company Option or any Company Capital Stock or the payment of a bonus in the form of Company Capital Stock.

          (f) Fractional Shares. No fractional share of Parent Common Stock shall be issued in the Merger. In lieu thereof, any fractional share, after aggregating all shares held by a Shareholder, shall be rounded down to the nearest whole share of Parent Common Stock and to the extent required by
     Section 407 of the California Law, such Shareholder will be entitled to receive an amount of cash equal to the fractional shares to which such Shareholder would be entitled, multiplied by the Trading Price.

          (g) Adjustments to Stock Exchange Ratio. The Stock Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of cash, assets or securities convertible into Parent Capital Stock or Company Capital Stock), distribution, reorganization or recapitalization with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

     1.7  Dissenting Shares.

          (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has exercised and perfected appraisal rights for such shares in accordance with California Law and who, as of the Effective Time, has not effectively withdrawn or lost such dissenter's rights ("Dissenting Shares"), shall not be converted into or represent a right to receive the consideration for Company Capital Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by California Law.

          (b) Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her dissenter's rights, then, as of the later of Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock as provided in Section 1.6, without interest thereon, upon surrender of the certificate representing such shares.

          (c) The Company shall give Parent (i) prompt notice of any written demand for purchase received by the Company pursuant to the applicable provisions of California Law and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands. To the extent that Parent or the Company makes any payment or payments in respect of any Dissenting Shares, Parent shall be entitled to recover under the terms of Article VII hereof the aggregate amount by which such payment or payments exceed the aggregate consideration that otherwise would have been payable in respect of such shares.

     1.8  Surrender of Certificates.

          (a) Exchange Agent. The Corporate Secretary of Parent or an institution selected by Parent and reasonably satisfactory to the Company shall serve as exchange agent (the "Exchange Agent") in the Merger.

          (b) Parent to Provide Shares. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, Certificates representing the shares of Parent Common Stock representing the Parent Common Stock Consideration (in the aggregate amount to be issued in the Merger); provided, however, that on behalf of the Shareholders, pursuant to Section 7.3 hereof, Parent shall deposit into an escrow account the number of shares of Parent Common Stock issued in respect of Company Common Stock held by such Shareholders pursuant to Section 1.6(b) to the Escrow Agent on behalf of the Shareholders equal to the product obtained by multiplying (x) ten percent (10%) by (y) the Parent Common Stock Consideration (the "Escrow Amount"). The portion of the Escrow Amount contributed on behalf of each Shareholder shall be in proportion to the aggregate number of shares of Parent Common Stock which such Shareholder would otherwise be entitled to receive in the Merger by virtue of ownership of outstanding shares of Company Common Stock.

          (c) Exchange Procedures. Concurrently with the distribution of the Proxy Statement/ Prospectus (as hereinafter defined), Parent shall cause the Exchange Agent to mail to each holder of record (as of such date) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to
     Section 1.8(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Capital Stock shall have been so converted and the right to receive any dividends or distributions payable pursuant to Section 1.8(d).

          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock. No interest shall accrue or be owed to a Shareholder with respect to any amounts which the Shareholder has the right to receive.

          (e) Transfers of Ownership. If certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

          (f) No Liability. Notwithstanding anything to the contrary in this
     Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.9 No Further Ownership Rights in Company Capital Stock. All consideration paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof, shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing shares of Company Capital Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 1.8; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct against any claim that may be made against Parent or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent and Sub, the officers and directors of the Company, Parent and Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

     1.12 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and the parties hereby adopt this Agreement as a plan of reorganization. Each party has consulted with its own tax advisors and accountants with respect to the tax and accounting consequences, respectively, of the Merger.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate Section and paragraph numbers) supplied by the Company to Parent and attached hereto as Exhibit C (the "Disclosure Schedule"), that on the date hereof and as of the Effective Time as though made at the Effective Time as follows:

     2.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has the corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified could have a Company Material Adverse Effect. Each of the Subsidiaries (as defined in Section 2.2 below) of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the corporate or other applicable power to own its properties and to carry on its business as now being conducted. Each of the Subsidiaries is duly qualified to do business and in good standing in each jurisdiction outside of the jurisdiction of its formation in which the failure to be so qualified would have a Company Material Adverse effect. For all purposes of this Agreement, the term "Company Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries, taken as a whole; provided, however, that a change, event or effect resulting directly from the announcement of this Agreement and the Merger shall not be deemed to have a Company Material Adverse Effect. The Company has delivered a true and correct copy of its Articles of Incorporation and Bylaws, each as amended to date, to Parent. Section 2.1 of the Disclosure Schedule lists the directors and officers of the Company. The operations now being conducted by the Company have not been conducted under any other name.

     2.2 Subsidiaries. Except as set forth in Section 2.2 of the Disclosure Schedule, the Company does not have, and has never had, any subsidiaries and does not otherwise own, and has not otherwise owned, any shares in the capital of or any interest in, or control of, directly or indirectly, any corporation, partnership, association, joint venture or other business entity. The entities set forth in Section 2.2 of the Disclosure Schedule are hereinafter occasionally referred to individually as a "Subsidiary" and, collectively, as the "Subsidiaries." Section 2.2 of the Disclosure Schedule also sets forth or references the form and percentage interest of the Company in the Subsidiaries and, to the extent that a Subsidiary set forth thereon is not wholly owned by the Company, lists the other person, persons, entity or entities who have an interest in such Subsidiary and references the percentage of such interest.

     2.3  Company Capital Structure.

          (a) The authorized Company Capital Stock consists of 30,000,000 shares of authorized Company Common Stock, with no par value, of which 9,707,353 shares are issued and outstanding as of the date hereof, and 13,350,000 shares of Preferred Stock, with no par value, of which 4,750,000 shares are designated Series A Preferred Stock, of which 4,650,000 are issued and outstanding as of the date hereof 4,850,000 shares are designated Series B Preferred Stock, of which 4,778,780 are issued and outstanding of the date hereof and 3,750,000 shares are designated Series C Preferred Stock, of which 3,552,540 are issued and outstanding as of the date hereof. Each share of Company Series A Preferred Stock is convertible into 1 share of Company Common Stock. Each share of Company Series B Preferred Stock is convertible into 1 share of Company Common Stock. Each share of Company Series C Preferred Stock is convertible into 1 share of Company Common Stock. All outstanding shares of Preferred Stock will convert into Common Stock prior to the Closing. The Company Capital Stock is held by the persons, with the addresses and in the amounts set forth in Section 2.3(a) of the Disclosure Schedule. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of the Company's Capital Stock. The Company has no other capital stock authorized, issued or outstanding.

          (b) Except for the Stock Option Plans, the Company has never adopted or maintained any Stock Option Plans or other plan providing for equity compensation of any person. The Company has reserved 7,092,500 shares of Company Common Stock for issuance to employees and consultants pursuant to the Stock Option Plans, and 2,003,074 shares are subject to outstanding unexercised options as of the date hereof. Except as set forth on Section 2.3(b) of the Disclosure Schedule, there is no outstanding Company Capital Stock which is subject to vesting. Section 2.3(b) of the Disclosure Schedule sets forth for each outstanding Company Option, the name and the address of the holder, the number of shares of Company Common Stock subject to such Company Warrant, the exercise price of such Company Option, the vesting schedule of such Company Option including the extent to which such Company Option has vested to the date hereof and whether the vesting of such Company Option will be accelerated by reason of the transactions contemplated by this Agreement, and whether such Company Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code. Section 2.3(b) of the Disclosure Schedule also sets forth the name of the holder of any Company Capital Stock subject to vesting, the number of shares of Company Capital Stock subject to vesting and the vesting schedule for such Company Capital Stock, including the extent vested to date. Section 2.3(b) of the Disclosure Schedule sets forth for each outstanding warrant to purchase Company Capital Stock (a "Company Warrant"), the name of the holder, the number of shares of Company Common Stock subject to such Company Warrant and the exercise price of such Company Warrant. Except as set forth on Section 2.3(b) of the Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company.

     2.4 Authority. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements (as hereinafter defined) to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize the Agreement, any Related Agreements to which it is a party and the transactions contemplated hereby and thereby, subject only to the approval of this Agreement by the Shareholders of record as of the Record Date. This Agreement and the Merger have been unanimously approved by the Board of Directors of the Company. This Agreement and any Related Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligation of the Company enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies. The "Related Agreements" shall mean all such ancillary agreements and certificates required in this Agreement to be executed and delivered in connection with the transactions contemplated hereby.

     2.5 No Conflict. The execution and delivery by the Company of this Agreement and any Related Agreements to which the Company is a party do not, and, the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a "Conflict") (i) any provision of the Articles of Incorporation and Bylaws of the Company, (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which the Company or any of its respective properties or assets (including

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

intangible assets) is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its respective properties or assets.

     2.6 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission ("Governmental Entity") is required by or with respect to the Company in connection with the execution and delivery of this Agreement and any Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and (ii) the filing of the Merger Agreement with the Secretary of State of the State of California.

     2.7 Company Financial Statements. Section 2.7 of the Disclosure Schedule sets forth the Company's audited consolidated balance sheet as of December 31, 1998 and the related audited consolidated statements of income and cash flow for the twelve-month periods ended December 31, 1998 (the "Audited Financials") and the Company's unaudited balance sheets as of December 31, 1999 and January 31, 2000, and the related unaudited statements of income and cash flow for the twelve months and one month, respectively, then ended (the "Unaudited Financials"). The Unaudited Financials and the Audited Financials are correct in all material respects and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Unaudited Financials and Audited Financials present fairly the consolidated financial condition and consolidated operating results of the Company and any consolidated subsidiaries as of the dates and during the periods indicated therein, subject in the case of the Unaudited Financials, to normal year-end adjustments, which will not be material in amount or significance and provided that the Unaudited Financials do not include footnotes typically associated with financial statements. The Company's unaudited Balance Sheet as of January 31, 2000 shall be hereinafter referred to as the "Current Balance Sheet."

     2.8 No Undisclosed Liabilities. The Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other, which individually or in the aggregate (i) has not been reflected in the Current Balance Sheet, or (ii) has not arisen in the ordinary course of business consistent with past practices since December 31, 1999, none of which is material to the business, results of operations or condition (financial or otherwise) of the Company.

     2.9 No Changes. Since January 31, 2000 through the date of this Agreement, there has not been, occurred or arisen any:

          (a) amendments or changes to the Articles of Incorporation or Bylaws of the Company;

          (b) capital expenditure or commitment by the Company, exceeding $50,000 individually or $100,000 in the aggregate;

          (c) destruction of, damage to or loss of any material assets, business or customer of the Company (whether or not covered by insurance);

          (d) labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

          (e) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

          (f) revaluation by the Company of any of its assets;

          (g) declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition by the Company of its capital stock other than repurchase of shares of Company Capital Stock from employees in connection with the termination of such employees' employment with the Company;

          (h) increase in the salary or other compensation payable or to become payable by the Company to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment, by the Company of a bonus or other additional salary or compensation to any such person, other than "spot" bonuses paid to employees and salary increases that do not exceed $20,000 individually or $100,000 in the aggregate, annually;

          (i) agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets (including intangible assets) are bound or any termination, extension, amendment or modification the terms of any agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets are bound in each case involving obligations or payments by or to the Company in excess of $100,000 individually or $250,000 in the aggregate, other than commercial licenses of the Company's software in the ordinary course of business;

          (j) sale, lease, license or other disposition of any of the assets or properties of the Company valued in excess of $50,000 individually or $100,000 in the aggregate or any creation of any security interest in such assets or properties, other than commercial licenses of the Company's software in the ordinary course of business;

          (k) loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practice;

          (l) waiver or release of any right or claim of the Company including any write-off or other compromise of any account receivable of the Company involving amounts in excess of $10,000 individually or $50,000 in the aggregate;

          (m) the commencement or notice or threat or reasonable basis therefor of any lawsuit or, to the Company's Knowledge, proceeding or investigation against the Company or its affairs;

          (n) knowledge of any claim or potential claim of ownership by any person other than the Company of the Company Intellectual Property (as defined in Section 2.13) or of infringement by the Company of any other person's Intellectual Property (as defined in Section 2.13);

          (o) issuance or sale, or contract to issue or sell, by the Company of any shares of its capital stock or securities exchangeable, convertible or exercisable therefor, or any securities, warrants, options or rights to purchase any of the foregoing, other than issuances under the Stock Option Plans reflected on Schedule 2.3;

          (p)(i) sale or license of any Company Intellectual Property or entering into of any agreement with respect to the Company Intellectual Property with any person or entity or with respect to the Intellectual Property of any person or entity other than commercial licenses of the Company's software in the ordinary course of business or (ii) purchase or license of any Intellectual Property or entering into of any agreement with respect to the Intellectual Property of any person or entity other than the Company, except for end-user licenses of commercially available software applications for internal use by the Company in the ordinary course of business or (iii) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company;

          (q) event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect;

          (r) transaction by the Company except in the ordinary course of business as conducted on that date and consistent with past practices; or

          (s) negotiation or agreement by the Company or any officer or employee thereof to do any of the things described in the preceding clauses (a) through (r) (other than negotiations or agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).

     2.10  Tax Matters.

          (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or, collectively, "Taxes," means (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause
     (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

          (b) Tax Returns and Audits.

             (i) As of the Effective Time, the Company will have prepared and timely filed all required federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to any and all Taxes concerning or attributable to the Company or its operations and such Returns are true and correct and have been completed in accordance with applicable law.

             (ii) As of the Effective Time, the Company (A) will have paid all Taxes required to be paid by the Company on or before the Effective Time or will have reflected a reserve for such Taxes on the Current Balance Sheet and will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld, and (B) will have accrued on the Current Balance Sheet all Taxes attributable to the periods covered by the Current Balance Sheet and will not have incurred any liability for Taxes for the period prior to the Effective Time other than in the ordinary course of business.

             (iii) The Company has not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, assessed or proposed against the Company, nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

             (iv) No audit or other examination of any Return of the Company is presently in progress, nor has the Company been notified of any request for such an audit or other examination.

             (v) As of the date of the Current Balance Sheet, the Company has no liabilities for due but unpaid federal, state, local and foreign Taxes which have not been accrued or reserved against on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise.

             (vi) The Company has made available to Parent or its legal counsel, copies of all foreign, federal and state income and all state sales and use the Returns for the Company filed for all periods since its inception.

             (vii) There are (and immediately following the Effective Time there will be) no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, "Liens") on the assets of the Company relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

             (viii) None of the Company's assets are treated as "tax-exempt use property", within the meaning of Section 168(h) of the Code.

             (ix) As of the Effective Time, there will not be any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible as an expense under applicable law.

             (x) The Company has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(4) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

             (xi) The Company is not a party to any tax sharing, indemnification or allocation agreement nor does the Company owe any amount under any such agreement, other than this Agreement.

             (xii) The Company's tax basis in its assets for purposes of determining its future amortization, depreciation and other federal income tax deductions is accurately reflected on the Company's tax books and records.

             (xiii) The Company is not and has never been at any time, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

             (xiv) No adjustment relating to any Return filed by the Company has been proposed formally or, to the Knowledge of the Company, informally by any tax authority to the Company or any representative thereof.

             (xv) The Company has not participated (either as a "distributing" or "controlled" corporation) in any transaction described in Section 355 of the Code.

          (c) Executive Compensation Tax. There is no contract, agreement, plan or arrangement to which the Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company, individually or collectively, that could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code or constitute a "parachute payment" under Section 280G of the Code.

     2.11 Restrictions on Business Activities. There is no agreement (noncompete or otherwise), commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has or may have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company. Without limiting the foregoing, the Company has not entered into any agreement under which it is restricted from selling, licensing or otherwise distributing any of its technology or products to or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

     2.12 Title of Properties; Absence of Liens and Encumbrances; Condition of Equipment.

          (a) The Company does not own any real property, nor has the Company ever owned any real property. Section 2.12(a) of the Disclosure Schedule sets forth a list of all real property currently leased by the Company, the name of the lessor, the date of the lease and each amendment thereto and, with respect to any current lease, the aggregate annual rental and/or other fees payable under any such lease. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default).

          (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Current Balance Sheet and except for Liens for Taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

          (c) Section 2.12(c) of the Disclosure Schedule lists all material items of equipment (the "Equipment") owned or leased by the Company as of the date hereof, and such Equipment is, (i) adequate for the conduct of the business of the Company as currently conducted and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

          (d) The Company has sole and exclusive ownership, free and clear of any Liens, of all customer files and other customer information relating to customers of the Company's current and former customers (the "Customer Information"). No person other than the Company possesses any claims or rights with respect to use of the Customer Information.

     2.13  Intellectual Property.

          (a) For the purposes of this Agreement, the following terms have the following definitions:

             "Intellectual Property" shall mean any or all of the following (i) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works, (ii) inventions (whether or not patentable), improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, and (viii) all versions of the foregoing in any form and embodied in any media.

             "Intellectual Property Rights" shall mean worldwide common law and statutory rights associated with (i) patents and patent applications,
        (ii) copyrights, copyrights registrations and copyrights applications and "moral" rights, (iii) the protection of trade and industrial secrets and confidential information, (iv) other proprietary rights relating to intangible intellectual property, (v) trademarks, trade names and service marks, (vi) analogous rights to those set forth above, and (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) now existing or hereafter filed, issued or acquired.

             "Company Intellectual Property" shall mean any Intellectual Property and Intellectual Property Rights that are owned by or exclusively licensed to the Company.

             "Registered Intellectual Property Rights" shall mean Intellectual Property Rights that have been registered, filed, certified or otherwise perfected by recordation with any state, government or other public legal authority.

          (b) Section 2.13(b) of the Disclosure Schedule lists as of the date hereof all Registered Intellectual Property owned by, or filed in the name of, the Company (the "Company Registered Intellectual Property") and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights.

          (c) Subject to licenses of the Company's software in the ordinary course of business, each item of Company Intellectual Property, including all Company Registered Intellectual Property listed in Section 2.13(b) of the Disclosure Schedule and all Intellectual Property licensed to the Company, is free and clear of any Liens or other encumbrances. The Company is the exclusive owner or licensee of all Company Intellectual Property.

          (d) To the extent that any Intellectual Property has been developed or created independently or jointly by any person other than the Company for which the Company has, directly or indirectly, paid, the Company has a written agreement with such person with respect thereto, and the Company thereby has obtained ownership of, and is the exclusive owner of, all such Intellectual Property and associated Intellectual Property Rights by operation of law or by valid assignment.

          (e) Subject to licenses of the Company's software in the ordinary course of business, the Company has not transferred ownership of or granted any license of or right to use or authorized the retention of any rights to use any Intellectual Property or Intellectual Property Rights that is or was Company Intellectual Property, to any other person.

          (f) The Company Intellectual Property, together with other Intellectual Property to which the Company has a valid and subsisting license, constitutes all the Intellectual Property and Intellectual Property Rights used in and/or necessary to the conduct of the business of the Company as it has been conducted in the past or as it currently is conducted, or currently planned to be conducted, including, without limitation, the design, development, manufacture, use, import and sale of products, technology and services (including products, technology or services currently under development).

          (g) Other than "shrink-wrap" and similar widely available commercial end-user licenses, and licenses of the Company's software in the ordinary course of business the contracts, licenses and agreements listed in Section 2.13(g) of the Disclosure Schedule include all contracts, licenses and agreements to which the Company is a party with respect to any Intellectual Property and Intellectual Property Rights. No person who has licensed Intellectual Property or Intellectual Property Rights to the Company has ownership rights or license rights to improvements made by the Company in such Intellectual Property which has been licensed to the Company.

          (h) Section 2.13(h) of the Disclosure Schedule lists as of the date hereof all contracts, licenses and agreements between the Company and any other person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other person of the Intellectual Property Rights of any person other than the Company.

          (i) The operation of the business of the Company as it has been conducted in the past or as it currently is conducted or is currently planned to be conducted by the Company, including but not limited to the design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of the Company does not infringe or misappropriate the Intellectual Property Rights of any person, violate the rights of any person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction, and the Company has not received notice from any person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of the Company infringes or misappropriates the Intellectual Property Rights of any person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor).

          (j) Each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. There are no actions that must be taken by the Company within sixty (60) days of the date hereof, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property. In each case in which the Company has acquired any Intellectual Property Rights from any person, the Company has obtained a valid and enforceable assignment sufficient to transfer such rights in such Intellectual Property as are necessary for development and license of the Company's products.

          (k) There are no contracts, licenses or agreements between the Company and any other person with respect to Company Intellectual Property under which there is any dispute known to the Company regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by the Company thereunder.

          (l) To the Knowledge of the Company, no person is infringing or misappropriating any Company Intellectual Property.

          (m) The Company has taken commercially reasonable steps that are required to protect the Company's rights in confidential information and trade secrets of the Company or provided by any other person to the Company. Without limiting the foregoing, the Company has, and enforces, a policy requiring each employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms, and all current and former employees, consultants and contractors of the Company have executed such an agreement.

          (n) No Company Intellectual Property, Intellectual Property Rights or service of the Company is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

          (o) No (i) product, technology, service or publication of the Company,
     (ii) material published or distributed by the Company or (iii) conduct or statement of Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates any law or regulation.

          (p) All of the Company's products (including products currently under development) will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). All of the Company's products (i) will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000 and (ii) will be interoperable with other products used and distributed by Parent that may deliver records to the Company's products or receive records from the Company's products, or interact with the Company's products, including but not limited to back-up and archived data. All of the Company's internal computer and technology products and systems are Year 2000 Compliant.

     2.14  Agreements, Contracts and Commitments.

          (a) Except as set forth in Sections 2.13(g), 2.13(h) or 2.14(a) of the Disclosure Schedule, as of the date hereof, the Company is not a party to nor is it bound by:

             (i) any employment or consulting agreement, contract or commitment, other than confidentiality agreements, with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization,

             (ii) any agreement or plan, including, without limitation, any Stock Option Plans, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement,

             (iii) any fidelity or surety bond or completion bond,

             (iv) any lease of personal property having a value individually in excess of $50,000 or $100,000 in the aggregate,

             (v) any agreement, contract or commitment containing any covenant limiting the freedom of the Company to engage in any line of business or to compete with any person,

             (vi) any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $250,000 individually or $1,000,000 in the aggregate,

             (vii) any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company's business,

             (viii) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit,

             (ix) any purchase order or contract for the purchase of materials involving in excess of $250,000 individually,

             (x) any construction contracts involving future obligation of the Company in excess of $250,000 individually,

             (xi) any dealer, distribution, joint marketing or development agreement,

             (xii) any sales representative, original equipment manufacturer, value added, remarketer, reseller or independent software vendor or other agreement for use or distribution of the Company's products, technology or services, or

             (xiii) any other agreement, contract or commitment that involves $250,000 individually or is not cancelable without penalty within thirty
        (30) days.

          (b) The Company is in compliance with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any agreement, contract, covenant, instrument, lease, license or commitment to which it is a party or by which it is bound (collectively a "Contract"), nor does the Company have Knowledge of any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both. Each Contract is in full force and effect and is not subject to any default thereunder by any party obligated to the Company pursuant thereto. The Company has obtained, or will obtain prior to the Closing Date, all necessary consents, waivers and approvals of parties to any Contract as are required thereunder in connection with the Merger or for such Contracts to remain in effect without modification after the Closing. Following the Effective Time, the Company will be permitted to exercise all of its rights under the Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay had the transactions contemplated by this Agreement not occurred. and all consents, waivers, assignments and approvals under any of the Contracts as may be required in connection with the Merger are set forth in Section 2.14(c) of the Disclosure Schedule.

     2.15 Interested Party Transactions. No officer, director or, to the Company's knowledge, Shareholder (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had any direct or indirect interest), has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that the Company furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any entity that purchases from or sells or furnishes to the Company any goods or services or (iii) a beneficial interest in any Contract; provided, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an "interest in any entity" for purposes of this Section 2.15.

     2.16 Governmental Authorization. Section 2.16 of the Disclosure Schedule accurately lists each consent, license, permit, grant or other authorization issued to the Company by a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of their properties or (ii) which is required for the operation of its business or the holding of any such interest (herein collectively called "Company Authorizations"). The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business or hold any interest in its properties or assets.

     2.17 Litigation. There is no action, suit, claim or proceeding of any nature pending, or, to the Company's Knowledge, threatened, against the Company, its properties (tangible or intangible) or any of their officers or directors, nor, to the Knowledge of the Company, is there any reasonable basis therefor. To the Company's Knowledge, there is no investigation pending or threatened against the Company, its properties or any of their officers or directors (nor, to the best Knowledge of the Company, is there any reasonable basis therefor) by or before any Governmental Entity. No Governmental Entity has at any time challenged or questioned the legal right of the Company to conduct its operations as presently or previously conducted.

     2.18  Accounts Receivable; Inventory.

          (a) The Company has made available to Parent a list of all accounts receivable of the Company as of January 31, 2000 along with a range of days elapsed since invoice.

          (b) All accounts receivable arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied. The reserves associated with such accounts receivable were established in accordance with GAAP. No person has any Lien on any of such Accounts Receivable and no request or agreement for deduction or discount has been made with respect to any of such Accounts Receivable.

          (c) The Company does not maintain any inventory on its financial statements. Such policy is in accordance with GAAP.

     2.19 Minute Books. The minutes of the Company made available to counsel for Parent are the only minutes of the Company and contain a reasonably accurate summary of all meetings of the Board of Directors (or committees thereof) of the Company and its respective shareholders or actions by written consent since the time of incorporation of the Company.

     2.20  Environmental Matters.

          (a) Hazardous Material. The Company has not: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a "Hazardous Material"), but excluding office and janitorial supplies properly and safely maintained. To the Company's knowledge, no Hazardous Materials are present as a result of the deliberate actions of the Company or as a result of any actions of any other person or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

          (b) Hazardous Materials Activities. The Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Effective Time, nor has either of them disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

          (c) Permits. The Company currently holds all environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of the Company's Hazardous Material Activities, respectively, and other businesses of the Company as such activities and businesses are currently being conducted.

          (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company's Knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company. The Company does not have Knowledge of any fact or circumstance which could reasonably be expected to involve the Company in any environmental litigation or impose upon the Company any environmental liability.

     2.21 Brokers' and Finders' Fees; Third Party Expenses. Except as set forth in Section 2.21(a) of the Disclosure Schedule, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreement or any transaction contemplated hereby. Section 2.21(a) of the Disclosure Schedule sets forth the principal terms and conditions of any agreement, written or oral, with respect to such fees. Section 2.21(b) of the Disclosure Schedule sets forth the Company's current reasonable estimate of all Third Party Expenses (as defined in Section 5.9) expected to be incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

     2.22  Employee Matters and Benefit Plans.

          (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

             (i) "Code" shall mean the Internal Revenue Code of 1986, as amended;

             (ii) "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation;

             (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

             (iv) "DOL" shall mean the Department of Labor;

             (v) "Employee" shall mean any current or former employee, consultant or director of the Company or any Affiliate;

             (vi) "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding between the Company or any ERISA Affiliate and any Employee pursuant to which such Employee has (A) any continued right of employment, (B) any right of severance, separation pay, salary continuation, or other compensation or money owed, or (C) any change of right as a result of a merger, acquisition or change of control of the Company;

             (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

             (viii) "ERISA Affiliate" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

             (ix) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

             (x) "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States;

             (xi) "IRS" shall mean the Internal Revenue Service;

             (xii) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

             (xiii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

             (xiv) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

          (b) Schedule. Section 2.22(b) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, International Employee Plan, each Employment Agreement. The Company does not have any plan or commitment to establish any new Company Employee Plan, International Employee Plan, or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan, International Employee Plan, or Employee Agreement.

          (c) Documents. The Company has made available to Parent: (i) correct and complete copies of all documents embodying each Company Employee Plan, International Employee Plan, and each Employee Agreement including (without limitation) all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts;
     (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company

     Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all correspondence to or from any governmental agency relating to any Company Employee Plan; (x) all COBRA forms and related notices (or such forms and notices as required under comparable law); (xi) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (xii) the three (3) most recent plan years discrimination tests for each Company Employee Plan; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

          (d) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under
     Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Employee Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan (other than any Stock Option Plans) can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to the Parent, Company or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and
     (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

          (e) Pension Plan. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

          (f) Multiemployer and Multiple Employer Plans. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither the Company, nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413(c) of the Code.

          (g) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree health benefits, except to the extent required by statute.

          (h) Health Care Compliance. Neither the Company nor any ERISA Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, or any amendment to each such Act, or any similar provisions of state law applicable to its Employees.

          (i) Effect of Transaction. Except as set forth on Sections 2.3(b) or 2.22(i) of the Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

          (j) Employment Matters. The Company: (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against the Company under any worker's compensation policy or long-term disability policy.

          (k) Labor. No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

          (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its Affiliates (other than ordinary administration expenses or routine claims for benefits).

     2.23 Insurance. Section 2.23 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and the Company is otherwise in compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). The Company does not have Knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

     2.24 Compliance with Laws. The Company has complied with, is not in violation of, and has not received any notices of violation with respect to, any material foreign, federal, state or local statute, law or regulation.

     2.25 Warranties; Indemnities. Except for the warranties and indemnities contained in (i) those contracts and agreements set forth in Section 2.13(g) of the Disclosure Schedule and (ii) the Company's standard license agreements substantially in the form set forth in Section 2.13(d) of the Disclosure Schedule, the Company has not given any warranties or indemnities relating to products or technology sold or licensed or services rendered by the Company.

     2.26 Voting Agreements. The Principal Shareholders (as defined below) who are executing Voting Agreements pursuant to Section 5.14, own in the aggregate a sufficient percentage of the outstanding voting securities of the Company to approve the Merger under California Law, and the Company's Articles of Incorporation.

     2.27 Complete Copies of Materials. The Company has delivered or made available true and complete copies of each document (or summaries of same) that has been requested by Parent or its counsel.

     2.28 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the proxy statement/prospectus to be filed with the SEC by Company and Parent pursuant to Section 5.1(a) hereof (the "Proxy Statement/Prospectus") will, at the dates mailed to the stockholders of Parent and Company, at the times of the stockholders meeting of Company (the "Company Stockholders' Meeting") and the Stockholders meeting of Parent (the "Parent Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub for use in and which is contained in any of the foregoing documents.

     2.29 Representations Complete. None of the representations or warranties made by the Company (as modified by the Disclosure Schedule), nor any statement made in any Schedule or certificate furnished by the Company pursuant to this Agreement or furnished in or in connection with documents mailed or delivered to the Shareholders for use in soliciting their consent to this Agreement and the Merger contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub represent and warrant to the Company that on the date hereof, and as of the Effective Time as though made on the date hereof, as follows:

     3.1 Organization of Parent and Sub. Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Sub and the other subsidiaries of Parent has the corporate power to own its properties and to carry on its business as now being conducted. Each of Parent, Sub and the other subsidiaries of Parent is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified could have a Parent Material Adverse Effect. For all purposes of this Agreement, the term "Parent Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), condition (financial or otherwise), results of operations or prospects of the Parent and its subsidiaries, taken as a whole; provided, however, that neither (i) a decline in the market price of the Parent's Common Stock that is not as a result of other changes to the business, assets (including intangible assets), conditions (financial or otherwise), results of operations or prospects of Parent and its subsidiaries, taken as a whole, nor (ii) a change, event or effect resulting directly from the announcement of this Agreement and the Merger, shall be deemed to have a Parent Material Adverse Effect. Parent has made available a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and Sub, each as amended to date, to the Company.

     3.2 Authority. Each of Parent and Sub has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which Parent is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no further action is required on the part of Parent and Sub to authorize the Agreement, any Related Agreements to which it is a party and the transactions contemplated hereby and thereby subject only to the approval of this Agreement by the stockholders of Parent. This Agreement and the Merger have been approved by the Board of Directors of Parent and Sub and the Stockholders Sub. This Agreement and any Related Agreements to which Parent is a party have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligation of Parent enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies. This Agreement and any Related Agreements to which

Sub is a party have been duly executed and delivered by Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligation of Sub enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.3 No Conflict. The execution and delivery by Parent of this Agreement and any Related Agreements to which Parent is a party and the execution and delivery by Sub of this Agreement and any Related Agreements to which Sub is a party do not, and the consummation of the transactions contemplated hereby and thereby will not, or result in, any Conflict with or under (i) any provision of the Certificate of Incorporation and Bylaws of Parent, Sub or any other Subsidiary of Parent, (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which Parent, Sub or any other Subsidiary of Parent or any of their respective properties or assets (including intangible assets) is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or any other Subsidiary of Parent or its respective properties or assets or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Sub or its respective properties or assets.

     3.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and Related Agreements to which Parent or Sub is a party or the consummation of the transactions contemplated hereby and thereby, except for
(i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and
(ii) the filing of the Merger Agreement with the Secretary of State of the State of California.

     3.5  Capital Structure.

          (a) The authorized stock of Parent consists of 100,000,000 shares of Common Stock, $0.0001 par value, of which 32,309,194 shares were issued and outstanding as of February 29, 2000, and 5,000,000 shares of undesignated Preferred Stock, $0.0001 par value, none of which were outstanding on such date. The authorized capital stock of Sub consists of 100 shares of Common Stock, $0.01 par value, 100 shares of which, as of the date hereof, are issued and outstanding and are held by Parent. All such shares of Parent and Sub have been duly authorized, and all such issued and outstanding shares have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. Parent has also reserved an aggregate of 11,267,501 shares of Common Stock for issuance pursuant to its employee and director stock and option and stock purchase plans 4,061,994 of which are subject to outstanding options or commitments for issuance and 7,205,507 of which are reserved for future issuance, and an aggregate of 65,569 shares of Common Stock for issuance pursuant to outstanding warrants. There are no other options, warrants, calls, rights, commitments or agreements of any character to which Parent is a party or by which it is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Parent or obligating Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

          (b) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, non-assessable, free of any liens or encumbrances, issued in compliance with all applicable state and federal securities laws and not subject to any preemptive rights or rights of first refusal created by statute or the Certificate of Incorporation or Bylaws of

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

     Parent, Sub, or any other Subsidiary of Parent or any agreement to which Parent, Sub or any other Subsidiary of Parent is a party or is bound.

     3.6  SEC Filings; Financial Statements.

          (a) Parent has filed all forms, reports and documents required to be filed with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) at the time they were filed, complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact require to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent and Sub make no representation or warranty whatsoever concerning the Parent SEC Reports as of any time other than the time they were filed. None of the Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) (the "Parent Financial Statements") contained in the Parent SEC Reports has been prepared in accordance with GAAP applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which will not be material in significance.

     3.7 Brokers' and Finders' Fees. Except for certain fees the Parent has agreed to pay to Credit Suisse First Boston Corporation, the Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.8 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Parent and Company, at the time of the Company Stockholders' Meeting and the Parent Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as applicable and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company for use in and which is contained in any of the foregoing documents.

     3.9 No Changes. Since December 31, 1999, there has not been, occurred or arisen any event or condition of any character that has had or is reasonably likely to have a Parent Material Adverse Effect.

     3.10 Representations Complete. None of the representations or warranties made by Parent, nor any statement made in any Schedule or certificate furnished by Parent pursuant to this Agreement or furnished in or in connection with documents mailed or delivered to Parent Stockholders for use in soliciting their consent to this Agreement contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing), to carry on the Company's business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay the debts and Taxes of the Company when due, to pay or perform other obligations when due, and, to the extent consistent with such business, use their reasonable best efforts consistent with past practice and policies to preserve intact the Company's present business organizations, keep available the services of the Company's present officers and key employees and preserve the Company's relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired the Company's goodwill and ongoing businesses at the Effective Time. The Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business of the Company and any material event involving the Company.

     Except as expressly contemplated by this Agreement as set forth in Section
4.1 of the Disclosure Schedule, the Company shall not, without the prior written consent of Parent (which consent may be pursuant to electronic mail, and need not be signed):

          (a) make any expenditures or enter into any commitment or transaction exceeding $250,000 individually or that is not in the ordinary course of business and consistent with past practice, or any commitment or transaction of the type described in Section 2.9 hereof;

          (b) (i) other than commercial licenses of the Company's software in the ordinary course of business consistent with past practice, sell any Company Intellectual Property or enter into any agreement with respect to the Company Intellectual Property with any person or entity or with respect to the Intellectual Property of any person or entity, (ii) buy any Intellectual Property or enter into any agreement with respect to the Intellectual Property of any person or entity, (iii) enter into any agreement with respect to development of any Intellectual Property with a third party;

          (c) other than commercial licenses of the Company's software in the ordinary course of business consistent with past practice, sell or enter into any license agreement with respect to the Company Intellectual Property with any person or entity or buy or enter into any license agreement with respect to the Intellectual Property of any person or entity;

          (d) other than commercial licenses of the Company's software in the ordinary course of business consistent with past practice, transfer to any person or entity any rights to the Company Intellectual Property;

          (e) enter into or amend any Contract pursuant to which any other party is granted distribution, development or similar rights of any type or scope with respect to any products or technology of the Company;

          (f) enter into or amend any Contract pursuant to which as other party is granted marketing or similar rights of any type or scope with respect to any products or technology of the Company;

          (g) amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the Contracts set forth or described in the Disclosure Schedule;

          (h) commence or settle any litigation;

          (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of the capital stock of the Company (or options, warrants or other rights exercisable therefor) except for repurchases of shares of Company Capital Stock from employees of the Company in connection with the termination of their employment with the Company;

          (j) except for the issuance of shares of Company Capital Stock upon the exercise or conversion of options, warrants or other rights, or convertible securities outstanding on the date hereof, and except for the grant of additional stock options at the fair market value to the persons and in the amounts listed and with the vesting as set forth on Section 4.1(j) to the Disclosure Schedule, issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, or accelerate the vesting of any stock options.

          (k) cause or permit any amendments to its Articles of Incorporation or Bylaws;

          (l) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company's business;

          (m) sell, lease, license or otherwise dispose of any of its material properties or assets, except properties or assets which are not Intellectual Property and commercial licenses of the Company's software in the ordinary course of business and consistent with past practices;

          (n) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others other than pursuant to capital leases outstanding as of the date hereof;

          (o) grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan agreement;

          (p) grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof and disclosed in the Disclosure Schedule, other than pursuant to the Company's standard practice of granting two weeks' pay to terminating employees in consideration for a release of claims;

          (q) adopt any employee benefit plan, or enter into any employment contract, pay or agree to pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in connection with the regularly scheduled performance reviews of individual employees;

          (r) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (s) pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payroll, pre-existing lease obligations or the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Current Balance Sheet;

          (t) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (u) enter into any strategic alliance or joint marketing arrangement or agreement;

          (v) other than as specifically requested in writing by Parent or as specified in Section 2.22(i) of the Disclosure Schedule, accelerate the vesting schedule of any of the outstanding Company Options or Company Capital Stock;

          (w) hire or terminate employees or encourage employees to resign, excluding those individuals to whom offers have been made and are outstanding as of the date of this Agreement as set forth in Schedule 4.1(w); or

          (x) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (w) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder, or any other action not in the ordinary course of the Company's business and consent with past practice.

     4.2 No Solicitation. Until the earlier of the Effective Time or the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, the Company shall not (nor will it permit any of its officers, directors, employees, stockholders, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Parent or its designees:

          (a) solicit, encourage, initiate, continue or participate in any negotiations or discussions with respect to any offer or proposal to acquire or license all or any material part of the business of Company (the "Business"), whether by merger, purchase of assets, tender offer, license or otherwise, or effect any such transaction,

          (b) disclose any information not customarily disclosed to any person concerning the Business or afford to any person or entity access to its properties, books or records,

          (c) assist or cooperate with any person to make any proposal to purchase or license all or a material portion of the Business (including, without limitation any technology or proprietary information related to the Business), or

          (d) enter into any agreement or arrangement with any person providing for the acquisition or licensing of all or any material portion of the Business (whether by way of merger, purchase of assets (including, without limitation any technology or proprietary information of Company), tender offer, license or otherwise).

In the event Company shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (a) or (c) above, or any request for disclosure or access pursuant to clause (b) above, it shall immediately inform Parent as to any such offer or proposal, provide Parent with a complete copy of any written offer or proposal and any related correspondence, and will cooperate with Parent by furnishing any other information Parent may reasonably request (including without limitation the identity of the party making the offer or proposal and all terms and conditions of the offer or proposal). Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, employee, stockholder, agent, representative or affiliate of Company shall be deemed to be a breach of this
Section 4.2 by Company. Company agrees that irreparable damage would occur in the event that the provisions of this Section 4.2 are not performed in accordance with their specific terms or were otherwise breached. Company accordingly agrees that Parent shall be entitled, without the requirement of posting a bond or other security, to an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

     4.3 Termination of Severance and 401(k) Plans. Company and its affiliates, as applicable, each agrees to terminate any and all group severance, separation or salary continuation plans, programs, or arrangements that are covered under ERISA, as of the day immediately preceding the Closing Date other than the agreement set forth on Schedule 5.10. In addition, Company shall, unless Parent informs Company otherwise at least three (3) days prior to the Closing Date, terminate its 401(k) plan effective as of the day immediately preceding the Closing Date. Parent shall receive from Company evidence that Company's and each affiliate's, as applicable, severance and/or 401(k) plan(s) have been terminated pursuant to resolution of each such entity's Board of Directors (the form and substance of which resolutions shall be subject to review and reasonable approval of Parent), effective as of the day immediately preceding the Closing Date.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Registration Statement; Shareholder Approval.

          (a) Within thirty (30) days after the execution of this Agreement, the Company and the Parent shall prepare, with the cooperation of each other, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4, or in any amendments or supplements thereto, and to cause its counsel and current and former auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the S-4 (including, but not limited to, delivery of appropriate consents in a timely manner). Each of the Company and Parent shall use its respective reasonable best efforts to respond to any comments of the SEC and have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company and the Parent shall cause the Proxy Statement/ Prospectus to be mailed to the Shareholders and the stockholders of the Parent, respectively, at the earliest practicable time and in no event later than five (5) days after the S-4 is declared effective by the SEC, subject to Parent approval, which approval shall not be unreasonably withheld. As promptly as practicable after the date of this Agreement, the Company and Parent will prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. The Proxy Statement/Prospectus, the S-4 and the Other Filings will comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the Shareholders, such amendment or supplement.

          (b) The Company will take all action necessary in accordance with California Law and its Articles of Incorporation and Bylaws to convene a special meeting of its Shareholders to be held on the twenty-first day after the mailing of the Proxy Statement/Prospectus to the Shareholders for the purpose of voting upon this Agreement and the Merger. The Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required to obtain such approvals. The materials submitted to the Company's Shareholders shall have been subject to review and approval by Parent and include information regarding the Company, the terms of the Merger and this Agreement and the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and this Agreement.

          (c) Parent shall take all action necessary in accordance with its Certificate of Incorporation and Bylaws, Delaware Law and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder to convene a special meeting of its stockholders to be held on the twenty-first day after the mailing of the Ross Statement/Prospectus to its stockholders for the purpose of approving the issuance of the Parent Common Stock consideration in the Merger. Parent will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of the Parent Common Stock Consideration in the Merger and will take all other action necessary or advisable to secure the vote of its stockholders required to issue such shares. The materials submitted to the Parent's Shareholders shall be subject to review by the Company and include information regarding Parent, the terms of the Merger and this Agreement and the unanimous recommendation of the Board of Directors of Parent in favor of the Merger and this Agreement. Each of Parent, Sub and Company hereby agree not to take any action specifically for the purpose of preventing or delaying (i) the filing of the S-4, (ii) the effectiveness of the S-4, (iii) the date of the Company Stockholders' Meeting or the Parent Stockholders' meeting, or (iv) the consummation of the Merger.

     5.2 Access to Information. The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of the Company's properties, books, contracts, commitments and records, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company as Parent may reasonably request and
(c) all employees of the Company as identified by Parent. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements and projections (including by returns and supporting documentation) promptly upon request. Parent shall provide the Company with copies of such publicly available information about Parent as the Company may request. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.3  Confidentiality; Public Disclosure.

          (a) Each of the parties hereto hereby agrees that the information obtained pursuant to Section 5.2 or pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby shall be governed by the terms of the Mutual Nondisclosure Agreement dated as of February 12, 2000 by and between the Company and Parent (the "NDA").

          (b) Each of the parties hereto agrees to continue to be bound by the publicity and disclosure provisions at the NDA.

     5.4  Consents; Approvals.

          (a) The Company shall use its best efforts to obtain the consents, waivers, assignments and approvals under any of the Contracts or otherwise as may be required in connection with the Merger (all of such consents, waivers and approvals are set forth in the Disclosure Schedule) so as to preserve all rights of, and benefits to, the Company thereunder.

          (b) As soon as may be reasonably practicable, Parent and Company each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by HSR, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Parent, Sub and Company each shall promptly (a) supply the other with any information which may be required by the FTC, the DOJ or the competition or merger control authorities of any jurisdiction and which the parties may reasonably deem appropriate. Parent and Sub will each pay 50% of the applicable HSR filing fee.

     5.5 Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

     5.6 Notification of Certain Matters. The Company and Parent shall give prompt notice to each other of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate and (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect any remedies available to the party receiving such notice. Further, disclosure by the Company or Parent pursuant to this Section 5.6 shall not be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

     5.7 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     5.8 FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent's obligations under Treasury Regulation
Section 1.1445-2(c)(3).

     5.9 Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

     5.10 Termination of Agreements. Except as set forth in Section 5.10 of the Disclosure Schedule, Company shall terminate, or cause to be terminated, prior to Closing, all employment agreements between the Company and any person, other than non-disclosure, confidentiality and invention assignment agreements and those agreements entered into in connection with this Agreement.

     5.11 Employee Benefits. Each Employee who remains an employee of the Surviving Corporation after the Effective Time shall be eligible, upon (i) the Employee's execution of Parent's standard form of Proprietary Information, Invention Assignment and Arbitration Agreement and (ii) proof of appropriate employment authorization from the U.S. Immigration and Naturalization Service or the U.S. Department of State reflecting a right to work in the United States, to receive salary and benefits (such as medical benefits, bonuses and 401(k) plan participation) consistent with Parent's standard human resource policies. All such employees shall be "at-will" employees of the Surviving Corporation. Subject to the foregoing, each Company Employee at the time of the Closing shall be eligible to participate in the employee benefit plans and compensation programs maintained by Parent applicable to other similarly-situated employees of Parent, including (without limitation) retirement plans, savings or profit sharing plans, incentive or other bonus plans, life, disability, health, accident and other insurance programs, paid vacations, and similar plans or programs, subject, in each case, to the generally applicable terms and conditions of the applicable plan or program in question. Parent shall make its commercially reasonable best efforts to ensure that under the terms of each such plan or program, each Employee's service with the Company and its predecessors prior to the Closing, to the extent consistent with the Company's records, as delivered to Parent, shall be treated as service, to the extent permitted by law and provided that it should not result in duplication of benefits with Parent for all purposes. Parent shall make its commercially reasonable best efforts to ensure that, to the extent consistent with the Company's records, as delivered to Parent, each such Employee shall be credited with all deductibles, co-payments or out-of-pocket expenses incurred under any Company plan or program for purposes of any deductible or out-of-pocket requirements under any similar Company plan or program. During the Employee's period of employment, such Employee shall be entitled to receive all fringe benefits and perquisites in accordance with the plans, practices, programs and policies of Parent as from time to time in effect.

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

     5.12 Officers and Directors of the Company's Subsidiaries. The Company will obtain and deliver to Parent on the Closing Date resignations from all of the officers and directors of its subsidiaries, if any.

     5.13 Employment Agreements. The Company shall deliver or cause to be delivered to Parent, concurrently with the execution of this Agreement, from each of the individuals listed on Section 5.13 of the Disclosure Schedule an executed Employment Agreement with the Parent substantially in the form attached hereto as Exhibit D, upon proof of appropriate employment authorization from the U.S. Immigration and Naturalization Service or the U.S. Department of State reflecting a right to work in the United States, and subject to and in compliance with Parent's standard human resources policies and procedures.

     5.14 Voting Agreement. The Company shall deliver or cause to be delivered to Parent, concurrently with the execution of this Agreement, from each of the shareholders listed in Section 5.14 of the Disclosure Schedule (the "Principal Shareholders"), an executed Voting Agreement with the Parent substantially in the form attached hereto as Exhibit E.

     5.15 Affiliate Agreements. Section 5.15 of the Disclosure Schedule sets forth those persons who, in the Company's reasonable judgment, are or may be "affiliates" of the Company within the meaning of Rule 145 (each such person a "Rule 145 Affiliate") promulgated under the Securities Act ("Rule 145"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall deliver or cause to be delivered to Parent, concurrently with the execution of this Agreement from each of the Rule 145 Affiliates of the Company, an executed agreement ("Rule 145 Affiliate Agreement") in the form attached hereto as Exhibit F. Parent and Sub shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Rule 145 Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of such Rule 145 Affiliate Agreements.

     5.16 Parent Voting Agreement. The Parent shall deliver or cause to be delivered to Company, concurrently with the execution of this Agreement, from each of the individual officers and directors of the Parent listed on Exhibit G-1, as executed Parent Voting Agreement with the Company substantially in the form attended hereto as Exhibit G-2.

     5.17 Company Stock Option Grants. Parent and Company agree that Company may grant stock options from its Stock Option Plans in the amounts and with terms and conditions consistent with past practice. All such grants shall have exercise prices equal to the fair market value of Company's common stock on the date of grant or as otherwise agreed to by parent in writing.

     5.18 No Actions Inconsistent With Tax-Free Reorganization. The Company, Parent and Sub shall (and, following the Effective Time, Parent shall cause the Company to) take no action with respect to the capital stock, assets or liabilities of the Company that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and shall report the Merger as a reorganization on all Tax Returns. Neither Parent, Sub nor Company has taken any action which could reasonably be expected to preclude the Merger from qualifying as a reorganization under
Section 368(a) of the Code.

     5.19 Form S-8. Parent shall file a registration statement on Form S-8 to register shares of Parent Common Stock issuable upon exercise of assumed Company Options (other than Company Options in the form of warrants or other investments issued pursuant to arrangements that are not eligible for registration on Form S-8) within 15 days after the Closing Date. During the period that any such assumed Company Options are exercisable by their terms, Parent will maintain in effect such registration statement and Parent shall comply with any applicable federal and state securities

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laws requirements applicable with respect to any shares of Parent Common Stock issuable pursuant to the exercise of any assumed Company Options.

     5.20  Assumption of Indemnity Obligations.

          (a) Articles of Incorporation and Bylaws. Parent and the Surviving Corporation agree that the obligations set forth in the Amended and Restated Articles of Incorporation and Bylaws of Company to indemnify its directors and officers, as in effect immediately prior to the Effective Time, shall survive the Merger, and any rights of the directors and officers to such indemnification thereunder shall not be adversely affected by and amendment, repeal or other modification thereto after the Effective Time. From and after the Effective Time, such obligations shall be the joint and several obligations of Parent and the Surviving Corporation.

          (b) Indemnification Agreements. Subject to Section 5.20(c) hereof, the Surviving Corporation and Parent shall honor and fulfill in all respects the obligations of Company pursuant to the Indemnification Agreements between Company and such officers and directors.

          (c) Exclusion. Notwithstanding the foregoing, nothing in this Section
     5.20 is intended to release any director or officer of Company, who is also a Shareholder of Company, from their respective indemnity obligations under
     Section 7 hereof.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Parent, Sub and Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. The Shareholders shall have duly approved by the requisite vote under California Law and the Company's Articles of Incorporation, the Merger, this Agreement and the transactions contemplated hereby. The Stockholders of Parent shall have duly approved by requisite vote under Delaware General Corporation Law and Parent's Certificate of Incorporation, the Merger, this Agreement and the transactions contemplated hereby.

          (b) Permits. All approvals from government authorities, including any requisite Blue Sky approvals, which are appropriate or necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, shall have been obtained.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or otherwise prohibits consummation of the Merger.

          (d) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting

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     periods under the HSR Act relating to the transactions contemplated hereby
     (if any) will have expired or terminated early.

          (e) Tax Opinions. The Company and Parent shall each have received written opinions from their respective counsel, Venture Law Group, A Professional Corporation, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if the counsel to either the Company or Parent does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

     6.2 Conditions to Obligations of Company. The obligations of the Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations, Warranties and Covenants. The representations and warranties of Parent and Sub in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time and each of Parent and Sub shall have performed and complied in all respects with all covenants and obligations of this Agreement required to be performed and complied with by it as of the Effective Time, except to the extent that any such inaccuracy or noncompliance would not result in a Parent Material Adverse Effect.

          (b) Legal Opinion. The Company shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati with respect to the issuance of the shares of Parent Common Stock in the Merger, in such form as Company and its counsel shall reasonably request.

          (c) Certificate of the Parent. Company shall have been provided with a certificate executed on behalf of Parent by a Vice President to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Parent and Sub in this Agreement are true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of such time, except to the extent that any such inaccuracy or noncompliance would not result in a Parent Material Adverse Effect;

             (ii) all covenants and obligations of this Agreement to be performed by Parent and Sub on or before such date have been so performed in all respects, except to the extent that any such inaccuracy or noncompliance would not result in a Parent Material Adverse Effect; and

             (iii) the provisions set forth in Section 6.2(e).

          (d) Secretary's Certificate. Company shall have been provided with a certificate of the Parent's Secretary relating to the organization, existence and good standing of Parent and Sub and the authorization of this Agreement and the transactions contemplated hereby and other customary matters, all in form and substance satisfactory to Company and its counsel.

          (e) No Parent Material Adverse Effect. There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Parent Material Adverse Effect.

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     6.3  Conditions to the Obligations of Parent and Sub. The obligations of
Parent and Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

          (a) Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time and the Company shall have performed and complied in all respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time except to the extent that any such non-compliance or inaccuracy would not result in a Company Material Adverse Effect.

          (b) No Company Material Adverse Effect. There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect.

          (c) Shareholder Approval. The Shareholders shall have duly approved, by the requisite vote, any payments and benefits to Employees as a result of the Merger, this Agreement or the transactions contemplated hereby which are characterized as "parachute payments," within the meaning of Section 280G(b)(2) of the Internal Revenue Code.

          (d) Claims. There shall be no bona fide action, suit, claim or proceeding of any nature pending against the Parent, Sub or the Company, their respective properties or any of their officers or directors, arising out of, or in any way connected with, the Merger or the other transactions contemplated by the terms of this Agreement that would reasonably be expected to have a Company Material Adverse Effect.

          (e) Dissenters. Shareholders holding no more than five percent (5%) of the Company Capital Stock shall have exercised or given notice of their intent to exercise dissenter's rights in accordance with California Law.

          (f) Third Party Consents. Any and all material consents, waivers, assignments and approvals in Section 2.6 hereto shall have been obtained.

          (g) Legal Opinion. Parent shall have received a legal opinion from Venture Law Group, legal counsel to the Company, in such form as Parent and its counsel shall reasonably request.

          (h) Employment Agreements. Each of the individuals listed in Section
     5.13 of the Disclosure Schedule hereto shall have entered into an Employment Agreement with Parent and each of such Employment Agreements shall be in full force and effect at the Effective Time and no such individual shall be in breach of the agreement, threatening to breach such agreement or taking any action materially inconsistent with such individual's obligations under the agreement.

          (i) Affiliate Agreements. Each Rule 145 Affiliate of the Company shall have entered into a Rule 145 Affiliate Agreement and each of such agreements shall be in full force and effect at the Effective Time and no party to any such agreement shall be in breach of the agreement, are threatening to breach such agreement or taking any action materially inconsistent with the party's obligations under the agreement.

          (j) Conversion of Preferred Stock. All outstanding shares of Company Preferred Stock shall have converted into shares of Company Common Stock.

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

          (k) Termination of Employment Agreements. All employment agreements between the Company and any other person shall have been terminated to the extent contemplated in Section 5.10.

          (l) Estimated Third Party Expenses. Parent shall have received from the Company at least three business days prior to the Closing Date a detailed schedule of the Estimated Third Party Expenses paid or payable by the Company certified as to correctness by the Company in a form reasonably satisfactory to Parent.

          (m) Employee Retention. At least eighty percent (80%) of the Company's sales, services, technical and engineering employees, and all Key Employees, as of the date hereof remain employees of the Company as of the Closing Date.

          (n) Secretary's Certificate. Parent shall have been provided with a certificate of the Parent's Secretary relating to the organization, existence and good standing of Company and the authorization of this Agreement and the transactions contemplated hereby and other customary matters, all in form and substance satisfactory to Parent and its counsel.

          (o) Certificate of the Company. Parent shall have been provided with a certificate executed on behalf of Company by its Chief Executive Officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by the Company in this Agreement are true and correct on and as of the Effective Time as though such representations and warranties were made on and as of such time except to the extent that any such inaccuracy or noncompliance would not have a Company Material Adverse Effect;

             (ii) all covenants and obligations of this Agreement to be performed by the Company on or before such date have been so performed except to the extent that any such inaccuracy or noncompliance would not have a Company Material Adverse Effect; and

             (iii) the provisions set forth in Sections 6.3(b) and (c) have been satisfied.

          (p) Other Documents. Parent shall have been provided with such other documents from the Company as it shall reasonably request.

                                  ARTICLE VII

          SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

     7.1 Survival of Representations and Warranties. The Company's representations and warranties in this Agreement shall survive the Merger and shall continue until the date that is twelve (12) months after the Closing Date (the "Escrow Termination Date"). All of the Parent's and Sub's representations and warranties in this Agreement shall survive the Merger and shall continue until the date that is twelve (12) months after the Closing Date.

     7.2 Indemnification. The Company agrees to indemnify and hold Parent and its officers, directors and affiliates harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys' fees and expenses of investigation and defense (hereinafter individually a "Loss" and collectively "Losses") incurred by Parent, its officers, directors, or affiliates (including the Surviving Corporation) directly or indirectly as a result of (a) any inaccuracy or breach of a representation or warranty of the Company contained in this Agreement or any Related Agreements (b) any failure by the Company to perform or comply with any covenant contained in this Agreement or any Related Agreements or (c) the Third Party Expenses of the Company exceeding the greater of the Estimated Third Party Expenses or $500,000. The Shareholders shall not
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

have any right of indemnification or contribution from the Company with respect to any Loss claimed by an indemnified party after the Effective Time. Notwithstanding the foregoing, the Company shall not have any liability under subsections (a) or (b) of this Section 7.2, unless and until the aggregate Losses for which indemnification is sought (aggregating all of the claims against the Company under subsections (a) or (b)) exceed $1,750,000 (the "Basket"), in which case the full amount of such Losses (including the $1,750,000) shall be subject to indemnification; provided, however, that in the event that aggregate Losses attributable to breaches of Section 2.13 ("Section
2.13 Losses") exceed $500,000 prior to such time as total aggregate Losses exceed the Basket, then the Company shall have liability to Parent to the extent of such Section 2.13 Losses (including the $500,000), and provided, further, that in the event the Company has liability to Parent for Section 2.13 Losses pursuant to the foregoing proviso, then the Basket shall be reduced to $1,250,000 for Losses other than Section 2.13 Losses.

     7.3 Exclusive Contractual Remedy. Except in the case of fraud or willful misconduct, the rights of the Parent to make claims upon the Escrow Fund in accordance with this Section 7 shall be the sole and exclusive remedy of Parent, the Surviving Corporation and any other Indemnified Persons after the Closing with respect to any representation, warranty, covenant or agreement made by Company under this Agreement and no Shareholder of Company shall have any personal liability to Parent, the Surviving Corporation or any other Indemnified Persons after the Closing in connection with the Merger.

     7.4  Escrow Arrangements.

          (a) Escrow Fund. As security for the indemnity provided for in Section
     7.2 hereof and by virtue of this Agreement and the Merger Agreement, the Company and the Shareholders will be deemed to have received and deposited with the Escrow Agent (as defined below) the Escrow Amount (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time with respect to the Escrow Amount) without any act of the Company or any Shareholders. As soon as practicable after the Effective Time, the Escrow Amount, without any act of any Shareholders, will be deposited with U.S. Bank Trust N.A. (or other institution acceptable to Parent and the Securityholder Agent (as defined in Section 7.4(g) below)) as Escrow Agent (the "Escrow Agent"), such deposit to constitute an escrow fund (the "Escrow Fund") to be governed by the terms set forth herein. The Escrow Agent may execute this Agreement following the date hereof and prior to the Effective Time, and such latter execution shall not affect the binding nature of this Agreement as of the date hereof among the signatories hereto.

          (b) Escrow Period; Distribution upon Termination of Escrow
     Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Pacific time, on the Escrow Termination Date (the "Escrow Period"); provided that, the Escrow Period shall not terminate with respect to such remaining portion of the Escrow Fund (or some portion thereof) that in the reasonable judgement of Parent, subject to the objection of the Securityholder Agent (as defined below) and the subsequent arbitration of the matter in the manner provided in Section 7.4(f) hereof, is necessary to satisfy (i) any then pending unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period and (ii) any unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to three days after the termination of the Escrow Period with respect to facts and circumstances existing prior to the termination of such Escrow Period (including, in the case of both (i) and (ii) above, an Officer's Certificate delivered to the Escrow Agent that states that the Parent reasonably believes that it may have a claim against the Escrow Fund and describing the grounds for such claim). As soon as all such claims have been resolved, the Escrow Agent shall deliver

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

     to the Shareholders the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the Shareholders pursuant to this Section 7.4(b) shall be made in proportion to their respective original contributions to the Escrow Fund.

          (c) Protection of Escrow Fund.

             (i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

             (ii) Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split) ("New Shares") in respect of Parent Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of Parent Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the record holders thereof. Cash dividends on Parent Common Stock, if any, shall not be added to the Escrow Fund but shall be distributed to the record holders thereof.

             (iii) Each Shareholder shall have voting rights and the right to distributions of dividends with respect to the shares of Parent Common Stock contributed to the Escrow Fund by such Shareholders (and on any voting securities added to the Escrow Fund in respect of such shares of Parent Common Stock).

          (d) Claims Upon Escrow Fund.

             (i) Upon receipt by the Escrow Agent at any time on or before three days after the last day of the Escrow Period of a certificate signed by any officer of Parent (an "Officer's Certificate"): (A) stating that Parent has paid Losses, (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, and the nature of the misrepresentations, breach of warranty or covenant to which such items are related and (C) specifying the number of Escrow Shares necessary to satisfy such claim, the Escrow Agent shall, subject to the provisions of Section 7.4(e), deliver to Parent out of the Escrow Fund as promptly as practicable, shares of Parent Common Stock held in the Escrow Fund in an amount equal to such Losses.

             (ii) For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent out of the Escrow Fund as indemnity pursuant to Section 7.4(b) and 7.4(d)(i) hereof, the shares of Parent Common Stock shall be valued at the Trading Price.

          (e) Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Securityholder Agent and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery to Parent of any Escrow Amounts pursuant to Section 7.4(d) hereof unless the Escrow Agent shall have received written authorization from the Securityholder Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of shares of Parent Common Stock from the Escrow Fund in accordance with Section 7.4(d) hereof, provided that no such payment or delivery may be made if the Securityholder Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period.

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          (f) Resolution of Conflicts; Arbitration.

             (i) In case the Securityholder Agent shall so object in writing to any claim or claims made in any Officer's Certificate, the Securityholder Agent and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute shares of Parent Common Stock from the Escrow Fund in accordance with the terms thereof.

             (ii) If no such agreement can be reached after good faith negotiation, either Parent or the Securityholder Agent may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Securityholder Agent. In the event that within forty-five (45) days after submission of any dispute to arbitration, Parent and the Securityholder Agent cannot mutually agree on one arbitrator, Parent and the Securityholder Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgement of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys' fees and costs, to the extent as a court of competent law or equity, should the arbitrator or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 7.4(e) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).

             (iii) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. Any such arbitration shall be held in San Mateo County, California under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.

          (g) Securityholder Agent of the Shareholders; Power of Attorney.

             (i) In the event that the Merger is approved, effective upon such vote, and without further act of any Shareholders, David N. Strohm shall be appointed as agent and attorney-in-fact (the "Securityholder Agent") for each Shareholder of the Company, for and on behalf of Shareholders, to give and receive notices and communications, to authorize

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        delivery to Parent of shares of Parent Common Stock from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Securityholder Agent for the accomplishment of the foregoing. Such agency may be changed by the Shareholders from time to time upon not less than thirty (30) days prior written notice to Parent; provided that the Securityholder Agent may not be removed unless holders of a majority interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. No bond shall be required of the Securityholder Agent, and the Securityholder Agent shall not receive compensation for his or her services, but shall be entitled to reimbursement of reasonable and documented out-of-pocket expenses (including reasonable legal fees) incurred in carrying out the Securityholder Agent's duties as such out of the Escrow Fund to the extent available. Notices or communications to or from the Securityholder Agent shall constitute notice to or from each of the Shareholders. The Securityholder Agent may execute this Agreement following the date hereof and prior to the Effective Time, and such latter execution shall not affect the binding nature of this Agreement as of the date hereof among the signatories hereto.

             (ii) The Securityholder Agent shall not be liable for any act done or omitted hereunder as Securityholder Agent while acting in good faith and in the exercise of reasonable judgment. The Shareholders on whose behalf the Escrow Amount was contributed to the Escrow Fund shall severally indemnify the Securityholder Agent and hold the Securityholder Agent harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Securityholder Agent and arising out of or in connection with the acceptance or administration of the Securityholder Agent's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Agent.

          (h) Actions of the Securityholder Agent. A decision, act, consent or instruction of the Securityholder Agent shall constitute a decision of all the Shareholders for whom a portion of the Escrow Amount otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each of such Shareholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Securityholder Agent as being the decision, act, consent or instruction of each and every such Shareholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Agent.

          (i) Third-Party Claims. In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall notify the Securityholder Agent of such claim, and the Securityholder Agent and the Shareholders of the Company shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right in its sole discretion to settle any such claim; provided, however, that except with the consent of the Securityholder Agent, no settlement of any such claim with third-party claimants shall be determinative of the amount of any claim against the Escrow Fund. In the event that the Securityholder Agent has consented to any such settlement, the Securityholder Agent shall have no power or authority to object under any provision of this Article VII to the amount of any claim by Parent against the Escrow Fund with respect to such settlement.

          (j) Escrow Agent's Duties.

             (i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Securityholder Agent, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

             (ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

             (iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

             (iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

             (v) In performing any duties under the Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

             (vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and shares of Parent Common Stock and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages.

             Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and shares of Parent Common Stock held in escrow, except all cost, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action and which the parties jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

             (vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter other than arising out of its negligence or willful misconduct provided, however, that the Shareholder's maximum liability hereunder shall not exceed the amounts then available from the Escrow Fund.

             (viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to Parent and the Securityholder Agent; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the state of California. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement.

          (k) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Parent in accordance with the standard fee schedule of the Escrow Agent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney's fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation. The Parent promises to pay these sums upon demand.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) by mutual consent of the Company and Parent;

          (b) by Parent or the Company if: (i) the Effective Time has not occurred by October 15, 2000, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

          (c) by Parent if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity, which would: (i) prohibit or materially restrict the Parent's or the Surviving Corporation's ownership or operation of any portion of the business of the Company or
     (ii) compel Parent or the Company to dispose of or hold separate all or a portion of the business or assets of the Company or Parent as a result of the Merger;

          (d) by Parent if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement or any Related Agreements on the part of the Company and such breach has not been cured within ten (10) calendar days after written notice to the Company; provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured.

          (e) by Parent if an event having a Company Material Adverse Effect shall have occurred after the date of this Agreement.

          (f) by the Company if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement or any Related Agreements on the part of Parent and such breach has not been cured within ten (10) calendar days after written notice to Parent; provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured.

          (g) by Company if an event having a Parent Material Adverse Effect shall have occurred after the date of this Agreement.

          (h) by Parent if Company fails to obtain approval of the Merger by the Company Shareholders at the Company Stockholders' Meeting; or

          (i) by Company if Parent fails to obtain approval of the Merger by the Parent shareholders at the Parent Stockholders' Meeting (including an adjournment thereof held within twenty (20) days of the initial stockholder meeting).

     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company, or their respective officers, directors or Shareholders; provided, that each party shall remain liable for any willful breaches of this Agreement prior to its termination; provided further that, the provisions of Sections 5.3 and 5.9(a),
Article IX and this Section 8.2 shall remain in full force and effect and survive any termination of this Agreement.

     8.3 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of Parent, Sub and the Company.

     8.4 Extension; Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice), provided, however, that notices sent by mail will not be deemed given until received:

        (a) if to Parent or Sub, to:

           E.piphany, Inc.
           1900 South Norfolk Street, Suite 310
           San Mateo, California 94403
           Attention: General Counsel
           Telephone No.: (650) 356-3800
           Facsimile No.: (650) 356-3801

           with a copy to:

           Wilson Sonsini Goodrich & Rosati
           Professional Corporation
           650 Page Mill Road
           Palo Alto, California 94304
           Attention: Aaron J. Alter, Esq.
                      N. Anthony Jeffries, Esq.
           Telephone No.: (650) 493-9300
           Facsimile No.: (650) 493-6811

        (b) if to the Company, to

           Octane Software, Inc.
           2929 Campus Drive #101
           San Mateo, California 94403
           Attention: Aditya Guleri
           Telephone No.: (650) 295-6200
           Facsimile No.: (650) 295-6370
           with a copy to:

           Venture Law Group, A Professional Corporation
           2800 Sand Hill Road
           Menlo Park, CA 94025
           Attention: Sanjay Khare, Esq.
           Telephone No.: (650) 854-4488
           Facsimile No.: (650) 854-1121

        (c) If to the Escrow Agent, to:

           U.S. Bank Trust N.A.
           One California Street, 4th Floor
           San Francisco, California 94111
           Attention: Ann Gadsby
           Telephone No.: (415) 273-4532
           Facsimile No.: (415) 273-4593

        (d) If to the Securityholder Agent, to:

           Grey Lock
           755 Page Mill Road
           Building A, Suite 100
           Palo Alto, California 94304
           Attention: David N. Strohm
           Telephone No.: (650) 493-5525
           Facsimile No.: (650) 493-5575

     9.2 Interpretation. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.3 Counterparts; Facsimile. This Agreement may be executed by facsimile and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     9.4 Entire Agreement; Assignment. This Agreement, the Related Agreements, the Exhibits and Schedules hereto, the Mutual Nondisclosure Agreement, dated February 12, 2000 between the Company and Parent and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; (b) except as set forth in Section 5.20 are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned (other than by operation of law), except that Parent and Sub may assign their respective rights and delegate their respective obligations hereunder to their respective affiliates.

     9.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this

Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.6 Other Remedies; Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within San Mateo County, State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each of Parent, Company and Sub hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this agreement or the actions of Parent, Company or Sub in the negotiation, administration, performance and enforcement hereof.

     9.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     9.9 Attorneys Fees. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     IN WITNESS WHEREOF, Parent, Sub, the Company, the Escrow Agent and the Securityholder Agent have caused this Agreement to be signed, all as of the date first written above.

E.PIPHANY, INC.                                          OCTANE SOFTWARE, INC.

By:
  ---------------------------------------------------    By:
                                                         ---------------------------------------------------

Name: -----------------------------------------------    Name: -----------------------------------------------

Title:
  -------------------------------------------------      Title:
                                                         -------------------------------------------------

ORCHID ACQUISITION CORPORATION                           ESCROW AGENT:
                                                         U.S. BANK TRUST N.A.
                                                         (for purposes of Article VII only)

By:
  ---------------------------------------------------    By:
                                                         ---------------------------------------------------

Name: -----------------------------------------------    Name: -----------------------------------------------

Title:
  -------------------------------------------------      Title:
                                                         -------------------------------------------------

SECURITYHOLDER AGENT:
David N. Strohm
(for purposes of Article VII only)

By:
  ---------------------------------------------------

Name: -----------------------------------------------

                                                                        ANNEX II

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of
March   , 2000, among E.piphany, Inc., a Delaware corporation ("Parent"), and the undersigned shareholder and/or optionholder (the "Shareholder") of Octane Software, Inc., a California corporation (the "Company").

     WHEREAS, the Company, Sub (as defined below), Parent and certain other parties have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which provides for the merger of a wholly-owned subsidiary of Parent ("Sub") into the Company (the "Merger"). Pursuant to the Merger, all issued and outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement;

     WHEREAS, Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

     WHEREAS, in consideration of the execution of the Reorganization Agreement by Parent, Shareholder (in its, his or her capacity as such) agrees to vote the Shares (as defined below), and other such shares of capital stock of the Company over which Shareholder has voting power, so as to facilitate consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this
Agreement:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VIII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

          (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (c) "Shares" shall mean: (i) all securities of the Company (including all shares of Company Capital Stock and all options, warrants and other rights to acquire shares of Company Capital Stock) owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Capital Stock and all additional options, warrants and other rights to acquire shares of Company Capital Stock) of which Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

          (d) Transfer. A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2. Transfer of Shares.

          (a) Transferee of Shares to be Bound by this Agreement. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not cause or permit any Transfer of any of the Shares to be effected unless such Transfer is in accordance with any affiliate agreement between Shareholder and Parent contemplated by the Reorganization Agreement and each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have:
     (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

          (b) Transfer of Voting Rights. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

     3. Agreement to Vote Shares. At every meeting of the Shareholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the Shareholders of the Company, Shareholder (in its, his or her capacity as such) shall cause the Shares to be voted in favor of approval of the Reorganization Agreement and the Merger, in favor of the automatic conversion of Company Preferred Stock into Company Common Stock immediately prior to Effective Time, in favor of each of the other transactions contemplated by the Reorganization Agreement, in favor of any matter that could reasonably be expected to facilitate the Merger and against any matter that is inconsistent with the prompt consummation of the Merger and other transactions contemplated by the Reorganization Agreement.

     4. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     5. Irrevocable Election to Conversion. Shareholder hereby agrees and elects to the automatic conversion immediately prior to Effective Time of the Shares into Company Common Stock, as appropriate, pursuant to the terms of the Company's Certificate of Incorporation, which agreement and election shall be irrevocable to the fullest extent permissible by law.

     6. Representations and Warranties of the Shareholder. Shareholder (a) is the sole beneficial owner of the shares of Company Capital Stock and the options and warrants to purchase shares of Company Capital Stock indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal (except as may be held by the Company), co-sale rights, charges or other encumbrances; (b) does not beneficially own any securities of the Company other than the shares of Company Capital Stock and options and warrants to purchase shares of Company Capital Stock indicated on the final page of this Agreement; and (c) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     7. Additional Documents. Shareholder (in its, his or her capacity as such) hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

     8. Consent and Waiver. Shareholder (not in its, his or her capacity as a director or officer of the Company) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

     9. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Shareholder agrees that Shareholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

     10. Termination. This Agreement shall terminate and shall have no further force or effect on such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VIII thereof.

     11. Miscellaneous.

          (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

          (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d) Waiver. No waiver, alteration or modification of any of the provisions of this Agreement shall be binding unless in writing and signed by duly authorized representatives of the parties hereto. No failure or delay by any party in executing any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise hereof preclude any other or future exercise hereof or the exercise of any other right, power or privilege hereof.

          (e) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

          (f) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Parent:                     E.piphany, Inc.
                                          1900 South Norfolk Street, Suite 310
                                          San Mateo, CA 94403
                                          Attention:  General Counsel
                                          Telephone: (650) 356-3800
                                          Facsimile:  (650) 356-3801

        With a copy to:                   Wilson Sonsini Goodrich & Rosati
                                          Professional Corporation
                                          650 Page Mill Road
                                          Palo Alto, California 94304
                                          Attention:  Aaron Alter, Esq.
                                                      Tony Jeffries, Esq.
                                          Telephone: (650) 493-9300
                                          Facsimile:  (650) 493-6811

     If to Shareholder: To the address for notice set forth on the signature page hereof.

          (g) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

          (h) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

          (i) Effect of Headings. The Section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

          (j) Facsimile; Counterparts. This Agreement may be executed by facsimile and in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

E.piphany, Inc.

By:
    --------------------------------------------------------
Name:
       -------------------------------------------------------
Title:
     -------------------------------------------------------

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

SHAREHOLDER:

By:
Name:
Title:
Address:
Phone:
Facsimile:

Shares beneficially owned:

 ________________________  shares of Company Common Stock

 ________________________  shares of Company Common Stock issuable upon exercise of outstanding options or warrants

 ________________________  shares of Company Series A Preferred Stock

 ________________________  shares of Company Series A Preferred Stock issuable upon exercise of outstanding warrants

 ________________________  shares of Company Series B Preferred Stock

 ________________________  shares of Company Series B Preferred Stock issuable upon exercise of outstanding warrants

 ________________________  shares of Company Series C Preferred Stock

 ________________________  shares of Company Series C Preferred Stock issuable upon exercise of outstanding warrants

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                   EXHIBIT A

                               IRREVOCABLE PROXY

     The undersigned Shareholder of Octane Software, Inc., a California corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints Roger Siboni, Kevin Yeaman and Debbie Townsend, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Shareholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among E.piphany, Inc., a Delaware corporation ("Parent") and the undersigned Shareholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), among Parent, Orchid Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Parent ("Sub"), and the Company. The Reorganization Agreement provides for the merger of Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VIII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of Shareholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Reorganization Agreement and the Merger, in favor of the automatic conversion of Company Preferred Stock into Company Common Stock immediately prior to Effective Time, in favor of each of the other transactions contemplated by the Reorganization Agreement, in favor of any matter that could reasonably be expected to facilitate the Merger and against any matter that is inconsistent with the prompt consummation of the Merger or other transactions contemplated by the Reorganization Agreement.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:
--------------------------------------------- , 1999

                                          SHAREHOLDER

                                          By:
                                          Name:
                                          Title:

Shares beneficially owned:

 ________________________  shares of the Company Common Stock

 ________________________  shares of the Company Common Stock issuable upon exercise of outstanding options or warrants

 ________________________  shares of the Company Series A Preferred Stock

 ________________________  shares of the Company Series A Preferred Stock issuable upon exercise of outstanding warrants

 ________________________  shares of the Company Series B Preferred Stock

 ________________________  shares of the Company Series B Preferred Stock issuable upon exercise of outstanding warrants

 ________________________  shares of the Company Series C Preferred Stock

 ________________________  shares of the Company Series C Preferred Stock issuable upon exercise of outstanding warrants

                                                                       ANNEX III

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of
March   , 2000, between Octane Software, Inc., a California corporation
("Company"), and the undersigned stockholder (the "Stockholder") of E.piphany Inc., a Delaware corporation (the "Parent").

     WHEREAS, the Company, Sub (as defined below), Parent and certain other parties have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which provides for the merger of a wholly-owned subsidiary of Parent ("Sub") into the Company (the "Merger"). Pursuant to the Merger, all issued and outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement;

     WHEREAS, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of such number of shares of the outstanding common stock of the Company as is indicated on the signature page of this Agreement; and

     WHEREAS, in consideration of the execution of the Reorganization Agreement by Parent, Stockholder (in its, his or her capacity as such) agrees to vote the Shares (as defined below), so as to facilitate consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this
Agreement:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VIII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

          (b) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (c) "Shares" shall mean all securities of the Parent beneficially owned (if any) by Stockholder as of the record date for the vote of the Stockholders with respect to the Merger.

          (d) Transfer. A Person shall be deemed to have effected a "Transfer" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

          (e) "Stockholders" shall mean the holders of common stock of the Parent.

     2. Transfers Permitted. Nothing in this Agreement shall be deemed to prohibit, restrict or in any way limit Stockholder's right to Transfer any securities of the Parent beneficially owned by Stockholder.

     3. Agreement to Vote Shares. At every meeting of the Stockholders called, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of the

Parent, Stockholder (in its, his or her capacity as such) shall cause the Shares to be voted in favor of approval of the Reorganization Agreement and the Merger, in favor of each of the other transactions contemplated by the Reorganization Agreement, and in favor of any matter that could reasonably be expected to facilitate the Merger and against any matter that is intended specifically for the purpose of preventing or delaying the Merger and other transactions contemplated by the Reorganization Agreement.

     4. Representations and Warranties of the Stockholder. Stockholder (a) is the beneficial owner of the shares of Parent common stock indicated on the final page of this Agreement as of the date of this Agreement (with the understanding that the number of shares held on the record date may be different than such number); and (b) has full power and authority to make, enter into and carry out the terms of this Agreement.

     5. Termination. This Agreement shall terminate and shall have no further force or effect on the Expiration Date.

     6. Miscellaneous.

          (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

          (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d) Waiver. No waiver, alteration or modification of any of the provisions of this Agreement shall be binding unless in writing and signed by duly authorized representatives of the parties hereto. No failure or delay by any party in executing any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise hereof preclude any other or future exercise hereof or the exercise of any other right, power or privilege hereof.

          (e) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Company shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation, Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company at law or in equity.

          (f) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

             If to Company: At the address as set forth in the Reorganization
                            Agreement

             With a copy to: Venture Law Group at the address as set forth in the Reorganization Agreement

             If to Stockholder: Care of the address of the Parent as set forth in the Reorganization Agreement.

          (g) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

          (h) Entire Agreement. This Agreement contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

          (i) Effect of Headings. The Section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

          (j) Facsimile; Counterparts. This Agreement may be executed by facsimile and in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

Company:

By:  ________________________________________

Name:  _____________________________________

Title:  ______________________________________

Stockholder:

By:  ________________________________________

Name:  _____________________________________

Title:  ______________________________________

Shares beneficially owned:

 ________________________  shares of Company Common Stock

 ________________________  shares of Company Common Stock issuable upon the exercise of outstanding options and warrants

                                                                        ANNEX IV

                          CALIFORNIA CORPORATIONS CODE

                         CHAPTER 13. DISSENTERS' RIGHTS

     1300 RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DENIED.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or
(B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

     1301 DEMAND FOR PURCHASE.

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

     1302 ENDORSEMENT OF SHARES.

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

     1303 AGREED PRICE -- TIME OF PAYMENT.

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

     1304 DISSENTER'S ACTION TO ENFORCE PAYMENT.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

     1305 APPRAISERS' REPORT -- PAYMENT -- COSTS.

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

     1306 DISSENTING SHAREHOLDERS' STATUS AS CREDITOR.

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

     1307 DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

     1308 CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

     1309 TERMINATION OF DISSENTING SHAREHOLDER STATUS.

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

     1310  SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

     1311  EXEMPT SHARES.

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

     1312  ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                                                         ANNEX V

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

March 14, 2000

Board of Directors
E.piphany, Inc.
1900 South Norfolk Street, Suite 310
San Mateo, California 94403

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to E.piphany, Inc. ("E.piphany") of the Consideration (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of March 14, 2000 (the "Agreement"), by and among E.piphany, Orchid Acquisition Corporation, a wholly owned subsidiary of E.piphany ("Merger Sub"), and Octane Software, Inc. ("Octane"). The Agreement provides for, among other things, the merger of Merger Sub with and into Octane (the "Merger") pursuant to which E.piphany will acquire all of the outstanding shares of capital stock of Octane and assume all obligations relating to outstanding options, warrants and other rights to purchase capital stock of Octane, in exchange for aggregate consideration consisting of that number of shares of the common stock, par value $0.0001 per share, of E.piphany (the "E.piphany Common Stock") and options, warrants and other rights to purchase E.piphany Common Stock equal to (i) 12,793,510 less (ii) an amount equal to (a) the amount by which the estimated fees and expenses incurred by Octane in connection with the Merger exceed $1,500,000 divided by (b) $192.85 (the "Consideration").

In arriving at our opinion, we have reviewed the Agreement and certain related documents, certain publicly available business and financial information relating to E.piphany and certain available business and financial information relating to Octane. We have also reviewed certain other information relating to E.piphany and Octane, including financial forecasts, provided to or discussed with us by E.piphany and Octane, and have met with the managements of E.piphany and Octane to discuss the businesses and prospects of E.piphany and Octane, including the ability to integrate the businesses of E.piphany and Octane. We have also considered certain financial and stock market data of E.piphany and certain financial data of Octane, and we have compared those data with similar data for publicly held companies in businesses similar to E.piphany and Octane, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that the management of E.piphany has reviewed publicly available financial forecasts for E.piphany and that such publicly available forecasts represent reasonable estimates and judgments as to the future financial performance of E.piphany, and that the financial forecasts for Octane have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of E.piphany and Octane as to the future financial performance of Octane. In addition, we have relied upon, without independent verification, the assessments of the managements

Board of Directors
E.piphany, Inc.
March 14, 2000
Page  2

of E.piphany and Octane as to (i) their ability to retain key employees of Octane, (ii) the strategic benefits anticipated by the managements of E.piphany and Octane to result from the Merger, (iii) Octane's existing technology and products and the validity of, and risks associated with, Octane's future technology and products and (iv) the ability to integrate the businesses of E.piphany and Octane. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of E.piphany or Octane, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the E.piphany Common Stock actually will be when issued pursuant to the Merger or the prices at which the E.piphany Common Stock will trade subsequent to the Merger.

We have acted as financial advisor to E.piphany in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee upon delivery of this opinion. We and our affiliates have in the past provided and are currently providing financial services to E.piphany unrelated to the proposed Merger, for which services we have received and in the future may receive compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of E.piphany for our and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of E.piphany in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to any matter relating to the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to E.piphany.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VII of E.piphany's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of E.piphany's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of E.piphany if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of E.piphany, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     E.piphany has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in E.piphany's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     E.piphany has entered into underwriting agreements with the underwriters for its recent public offerings which provide for indemnification by E.piphany of the underwriters for some liabilities, including liabilities arising under the Securities Act of 1933, as amended.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2.1      Agreement and Plan of Reorganization dated as of March 14,
          2000, among E.piphany, Inc., Orchid Acquisition Corporation and Octane Software, Inc. (included as Annex I to the proxy statement/prospectus which is a part of this registration
          statement on Form S-4).
 2.2      Form of voting agreement dated as of March 14, 2000 among
          E.piphany and the officers, directors and affiliated
          shareholders of Octane (included as Annex II to the proxy
          statement/prospectus which is a part of this registration
          statement on Form S-4).
 2.3      Form of voting agreement dated as of March 14, 2000 among
          Octane and the officers, directors and certain affiliated
          stockholders of E.piphany (included as Annex III to the
          proxy statement/prospectus which is a part of this
          registration statement on Form S-4).
 3.1*     Restated Certificate of Incorporation of the Registrant.
 3.2*     Restated Bylaws of the Registrant.
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
10.1*     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2*     1999 Stock Plan and form of agreements thereunder.
10.3*     1999 Employee Stock Purchase Plan and form of agreements
          thereunder.
10.4*     1997 Stock Plan and form of agreements thereunder.
10.5*     Fourth Amended and Restated Investors' Rights Agreement
          dated June 16, 1999.
10.6*     Loan and Security Agreement entered into as of January 9,
          1998 with Silicon Valley Bank.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.7*     Loan Modification Agreement between the Registrant and
          Silicon Valley Bank dated December 1, 1998.
10.8*     Master Lease Agreement dated June 2, 1999 by and between
          Comdisco, Inc. and the Registrant.
10.9*     Subordinated Loan and Security Agreement dated as of June 2,
          1999 by and between the Registrant and Comdisco, Inc.
10.10*    Sublease Portion of Third Floor of 1900 Norfolk Street, San
          Mateo, California dated April 23, 1999 by and between
          Inktomi Corporation and the Registrant.
10.11*    Form of Amended and Restated Common Stock Purchase Agreement
          dated March 18, 1997 between the Registrant and four
          stockholders.
10.12*    Restricted Stock Purchase Agreement, Promissory Note, Stock
          Pledge Agreement and Joint Escrow Instructions dated July 1,
          1998 between Roger S. Siboni and the Registrant.
10.13*    Promissory Note dated August 15, 1998 between Roger S.
          Siboni and the Registrant.
10.14**   RightPoint Software, Inc. (formerly Datamind Corporation)
          1996 Stock Option Plan.
16.1*     Letter from KPMG LLP.
23.1      Consent of Arthur Andersen LLP, Independent Public
          Accountants.
23.2      Consent of KPMG, Independent Public Accountants.
23.3      Consent of Deloitte & Touche, LLP, Independent Auditors.
23.4      Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1).
24.1      Power of Attorney (included on the signature page of this
          registration statement).
27.1      Financial Data Schedule.
99.1      Form of Proxy for special meeting of shareholders of Octane.
99.2      Form of Proxy for special meeting of stockholders of
          E.piphany.
99.3      Consent of Credit Suisse First Boston Corporation.

-------------------------
* Incorporated by reference to E.piphany, Inc.'s Registration Statement on Form S-1 (Registration No. 333-82799) declared effective by the Securities and Exchange Commission on September 21, 1999.

** Incorporated by reference to E.piphany, Inc.'s Registration Statement on Form
   S-1 (Registration No. 333-94033) declared effective by the Securities and Exchange Commission on January 20, 2000.

(b) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (sec. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospective pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 24th day of April, 2000.

                                          E.PIPHANY, INC.

                                          By: /s/ ROGER S. SIBONI
                                            ------------------------------------
                                              Roger S. Siboni, President and
                                              Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Roger S. Siboni and Kevin J. Yeaman, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-4 (including any post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                 /s/ ROGER S. SIBONI                     President, Chief Executive    April 24, 2000
-----------------------------------------------------       Officer and Chairman
                   Roger S. Siboni                              of the Board
                                                       (Principal Executive Officer)

                 /s/ KEVIN J. YEAMAN                      Chief Financial Officer      April 24, 2000
-----------------------------------------------------     (Principal Financial and
                   Kevin J. Yeaman                          Accounting Officer)

                 /s/ ROBERT L. JOSS                               Director             April 24, 2000
-----------------------------------------------------
                   Robert L. Joss

                  /s/ PAUL M. HAZEN                               Director             April 24, 2000
-----------------------------------------------------
                    Paul M. Hazen

                   /s/ SAM H. LEE                                 Director             April 24, 2000
-----------------------------------------------------
                     Sam H. Lee

              /s/ DOUGLAS J. MACKENZIE                            Director             April 24, 2000
-----------------------------------------------------
                Douglas J. Mackenzie

                  /s/ GAYLE CROWELL                               Director             April 24, 2000
-----------------------------------------------------
                    Gayle Crowell

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   2.1     Agreement and Plan of Reorganization dated as of March 14,
           2000, among E.piphany, Inc., Orchid Acquisition Corporation and Octane Software, Inc. (included as Annex I to the proxy statement/prospectus which is a part of this registration
           statement on Form S-4).
   2.2     Form of voting agreement dated as of March 14, 2000 among
           E.piphany and the officers, directors and affiliated
           shareholders of Octane (included as Annex II to the proxy
           statement/prospectus which is a part of this registration
           statement on Form S-4).
   2.3     Form of voting agreement dated as of March 14, 2000 among
           Octane and the officers, directors and certain affiliated
           stockholders of E.piphany (included as Annex III to the
           proxy statement/prospectus which is a part of this
           registration statement on Form S-4).
   3.1*    Restated Certificate of Incorporation of the Registrant.
   3.2*    Restated Bylaws of the Registrant.
   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
  10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
  10.2*    1999 Stock Plan and form of agreements thereunder.
  10.3*    1999 Employee Stock Purchase Plan and form of agreements
           thereunder.
  10.4*    1997 Stock Plan and form of agreements thereunder.
  10.5*    Fourth Amended and Restated Investors' Rights Agreement
           dated June 16, 1999.
  10.6*    Loan and Security Agreement entered into as of January 9,
           1998 with Silicon Valley Bank.
  10.7*    Loan Modification Agreement between the Registrant and
           Silicon Valley Bank dated December 1, 1998.
  10.8*    Master Lease Agreement dated June 2, 1999 by and between
           Comdisco, Inc. and the Registrant.
  10.9*    Subordinated Loan and Security Agreement dated as of June 2,
           1999 by and between the Registrant and Comdisco, Inc.
 10.10*    Sublease Portion of Third Floor of 1900 Norfolk Street, San
           Mateo, California dated April 23, 1999 by and between
           Inktomi Corporation and the Registrant.
 10.11*    Form of Amended and Restated Common Stock Purchase Agreement
           dated March 18, 1997 between the Registrant and four
           stockholders.
 10.12*    Restricted Stock Purchase Agreement, Promissory Note, Stock
           Pledge Agreement and Joint Escrow Instructions dated July 1,
           1998 between Roger S. Siboni and the Registrant.
 10.13*    Promissory Note dated August 15, 1998 between Roger S.
           Siboni and the Registrant.
10.14**    RightPoint Software, Inc. (formerly Datamind Corporation)
           1996 Stock Option Plan.
  16.1*    Letter from KPMG LLP.
  23.1     Consent of Arthur Andersen LLP, Independent Public
           Accountants.
  23.2     Consent of KPMG, Independent Public Accountants.
  23.3     Consent of Deloitte & Touche, LLP, Independent Auditors.
  23.4     Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
  24.1     Power of Attorney (included on the signature page of this
           registration statement).
  27.1     Financial Data Schedule.
  99.1     Form of Proxy for special meeting of shareholders of Octane.
  99.2     Form of Proxy for special meeting of stockholders of
           E.piphany.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  99.3     Consent of Credit Suisse First Boston Corporation.

-------------------------
* Incorporated by reference to E.piphany, Inc.'s Registration Statement on Form S-1 (Registration No. 333-82799) declared effective by the Securities and Exchange Commission on September 21, 1999.

** Incorporated by reference to E.piphany, Inc.'s Registration Statement on Form
   S-1 (Registration No. 333-94033) declared effective by the Securities and Exchange Commission on January 20, 2000.